SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated March 19, 2007

Press Release dated March 30, 2007

Annual Report 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: March 31, 2007

PRESS RELEASE

Eni: Burren Energy agrees to waive pre-emption right on the recent asset acquisition by Eni in Congo.

San Donato Milanese (Milan), March 19, 2007 - Eni and Burren Energy reached an agreement which provide for:

  Burren’s waiver of the exercise of its pre-emption right related to last February’s transfer of activity in Congo by Maurel & Prom;
  Eni’s assignment to Burren of a 5.5% interest in the M’Boundi concession and a 2% stake in the Kouilou exploration permit at the same economic terms as the acquisition from Maurel & Prom. The total consideration will be around US $ 154 million.

Eni retains the operatorship and participating interests of 43.1% and 48% in the M’Boundi concession and Kouilou exploration permit, respectively.

This transaction is subject to the approval of the Congolese Authority.

Company contacts:

Press Office +39 02 52031875 - 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

ENI 2006 CONSOLIDATED FINANCIAL STATEMENTS

• Record net profit for the year confirmed at euro 9.2 billion
• Approved a dividend per share of euro 1.25

San Donato Milanese, March 30, 2007 - Eni’s Board of Directors yesterday approved Eni’s 2006 consolidated financial statements, which reported net profit of euro 9,2171 million and draft financial statements of the parent company Eni SpA, which reported net profit of euro 5,821 million. The Board of Directors resolved to propose to the Annual General Shareholders’ Meeting the distribution of a dividend amounting to euro 1.25 per share2 (pay-out 50%). Taking account of an interim dividend of euro 0.60 per share paid in October 2006, a balance amounting to euro 0.65 per share will be paid on June 21, 2007 to all outstanding shares on the register at the ex-dividend date of June 18, 2007.
Eni’s consolidated financial statements and the draft financial statements of the parent company were submitted to the Board of Statutory Auditors and to Eni’s external auditors. Enclosed are the consolidated profit and loss account and balance sheet and the profit and loss account and balance sheet of the parent company. The Board of Directors also approved Eni’s first Sustainability Report in which the Company illustrates its commitment to sustainable development in line with international best practice.

Annual General Shareholders’ Meeting
In addition to the approval of the 2006 financial statements of the parent company and of the dividend proposal, the Annual General Shareholders’ Meeting is convened on May 23-24, 2007, on first and second call respectively, to approve the following:

Financial statements of Enifin SpA and Eni Portugal Investment SpA: the Board of Directors proposes the approval of the 2006 financial statements of these Eni subsidiaries that were merged into the parent company, effective January 2, 2007. Reported net profit, amounting to euro 45,561,983.65 and euro 247,949,030.63 respectively, is proposed to be attributed to retained earnings.

Share buy-back: the Board of Directors intends to propose the continuation of the share buy back program until November 2008 (for 18 months after the Shareholders’ Meeting) for a maximum amount of euro 7.4 billion, equating to 400 million shares or approximately 9.9866% of the share capital. Both limits will take account of shares in the company’s portfolio on the Shareholders’ Meeting date.
From the inception of the share buy-back program to March 28, 2007, Eni has repurchased a total of 343,408,960 of its own shares, equal to 8.57% of outstanding capital stock, for a total cost of euro 5,713 million (representing an average cost of euro 16.636 per share), equal to 77.2% of the maximum of euro 7.4 billion, authorized by the Annual General Shareholders’ Meeting of May 25, 2006.

(1)	This results is the same as the preliminary results announced in February 2007; for details see Eni’s Press Release of February 23, 2006.
(2)	As a consequence of new tax laws in force from January 1, 2004, dividends are not entitled to a tax credit and, depending on the receiver, are subject to a withdrawal tax on distribution or are partially cumulated to the receiver’s taxable income.

Extension of the audit engagement of PricewaterhouseCoopers SpA: the Board of Directors intends to submit to the Shareholders’ approval the proposal of the Board of Statutory Auditors to extend the external auditor engagement for the 2007-2009 three-year period. Eni’s external auditor, PricewaterhouseCoopers SpA, was appointed by the Annual General Shareholders’ Meeting of May 28, 2004 for a three-year term ending with the meeting approving financial statements for 2006.

Extraordinary Shareholders’ Meeting
An Extraordinary Shareholders’ Meeting is convened on May 22, 23 and 24, 2007 on first, second, and on third call, respectively, to decide on the following agenda items:
Changes to the By-Laws: these changes are intended to harmonize Eni By-Laws to the changes introduced by Legislative Decree No. 303/2006 to Legislative Decree No. 58/1998 (TUF), and to introduce other formal changes.

Reorganization plan
The Board of Director also approved the merger projects of certain subsidiaries, directly and totally owned by Eni: AgipFuel SpA, Napoletana Gas Clienti SpA and Siciliana Gas Clienti SpA. These companies are expected to be merged into the parent company.
These mergers are aimed at simplifying the Group’s shareholding structure and improving efficiency through the reduction of decision-making levels. Relevant decisions on these mergers will be made by the Board of Directors, as provided by article 23.2 of Eni By-Laws.

The Board of Directors also convened the meeting of holders of Eni bonds (Euro Medium Term Notes 2000-2010 and Euro Medium Term Notes 2003-2013) on May 21, 22 and 23 in first, second and third call respectively for the appointment of their representatives and the determination of their term and compensation.

Eni’s 2006 Annual Report is available on Eni’s internet site www.eni.it, in the section Documents Download. Shareholders may receive a hard copy of Eni’s complete financial statements, free of charge, by filling in the request form found in the section Documents Download or through an email request addressed to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.
The convening notice and the Board of Directors report on the proposals to the Shareholders’ Meeting will be available on Eni’s internet site www.eni.it, by April 20, 2007.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office:
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel. +39-0659821 - Fax +39-0659822141

* * *

This press release is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world, operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 68 countries and is Italy’s largest company by market capitalisation.

Eni consolidated profit and loss account

(million euro)	2005	2006	Change	% Ch.

Net sales from operations	73,728	86,105	12,377	16.8
Other income and revenues	798	783	(15)	(1.9)
Operating expenses	(51,918)	(61,140)	(9,222)	(17.8)
Depreciation, amortization and impairments	(5,781)	(6,421)	(640)	(11.1)
Operating profit	16,827	19,327	2,500	14.9
Net financial income (expense)	(366)	161	527	..
Net income from investments	914	903	(11)	(1.2)
Profit before income taxes	17,375	20,391	3,016	17.4
Income taxes	(8,128)	(10,568)	(2,440)	(30.0)
Net profit	9,247	9,823	576	6.2
of which:
- net profit pertaining to Eni	8,788	9,217	429	4.9
- net profit of minorities	459	606	147	32.0

Eni consolidated balance sheet

(million euro)	31 Dec. 2005	31 Dec. 2006	Change

Fixed assets
Property, plant and equipment, net	45,013	44,312	(701)
Other assets		629	629
Compulsory stock	2,194	1,827	(367)
Intangible assets, net	3,194	3,753	559
Investments, net	4,311	4,246	(65)
Accounts receivable financing and securities related to operations	775	557	(218)
Net accounts payable in relation to capital expenditure	(1,196)	(1,090)	106
	54,291	54,234	(57)
Working capital, net
Inventories	3,563	4,752	1,189
Trade accounts receivable	14,101	15,230	1,129
Trade accounts payable	(8,170)	(10,528)	(2,358)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(5,396)	(539)
Reserve for contingencies	(7,679)	(8,614)	(935)
Other operating assets and liabilities	(526)	(641)	(115)
	(3,568)	(5,197)	(1,629)
Employee termination indemnities and other benefits	(1,031)	(1,071)	(40)
Capital employed, net	49,692	47,966	(1,726)
Shareholders’ equity including minority interests	39,217	41,199	1,982
Net borrowings	10,475	6,767	(3,708)
Total liabilities and shareholders’ equity	49,692	47,966	(1,726)

Eni SpA profit and loss account

(million euro)	2005	2006	Change	% Ch.

Net sales from operations	44,794	52,987	18,193	18.3
Other income and revenues	231	186	(45)	(19.5)
Operating expenses	(40,317)	(49,180)	(8,863)	(22.0)
Depreciation, amortization and impairments	(872)	(829)	43	4.9
Operating profit	3,836	3,164	(672)	(17.5)
Net financial income (expense)	(29)	35	54	..
Net income from investments	3,606	3,785	179	5.0
Profit before income taxes	7,413	6,984	(429)	(5.8)
Income taxes	(1,371)	(1,163)	208	15.2
Net profit	6,042	5,821	(221)	(3.7)

Eni SpA balance sheet

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Change

Fixed assets
Property, plant and equioment, net	4,954	5,507	553
Compulsory stock	1,766	1,701	(65)
Intangible asset, net	858	948	90
Investments, net	20,805	21,086	281
Accounts receivable financing and serities related to operations	29	28	(1)
Net accounts payable in relation to capital expenditure	(445)	(313)	132
	27,967	28,957	990
Working capital, net
Inventories	1,312	1,896	584
Trade accounts receivable	8,025	7,854	(171)
Trade accounts payable	(5,792)	(5,921)	(129)
Taxes payable and reserve for net deferred income tax liabilities	(467)	(31)	436
Reserve for contingencies	(2,548)	(3,220)	(672)
Other operating assets and liabilities	(435)	(601)	(166)
	95	(23)	(118)
Employee termination indemnities and other benefits	(255)	(308)	(53)
Capital employed, net	27,807	28,626	819
Shareholders’ equity	26,872	26,935	63
Net borrowings	935	1,691	756
Total liabilities and shareholders’ equity	27,807	28,626	819

Contents

Annual Report **2006**

Edition approved by Eni's Board of Directors on March 29, 2007

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Principality of Monaco, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, Turkey, United Kingdom

CIS
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Chad, Congo, Cote d’Ivoire, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, East Timor, Indonesia, Malaysia, Papua-New Guinea, Thailand

AMERICAS
Argentina, Brazil, Canada, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

Contents

Ordinary Shareholders’ Meeting of May 23 and 24, 2007

The notice convening the meeting was published on the
Gazzetta Ufficiale of the Republic of Italy
No. …, section II of ……….. 2007 page ……. to …….

This annual report includes the report of Eni’s Board of Directors and
Eni’s consolidated financial statements for the year ended December 31,
2006, which have been prepared under the International Financial
Reporting Standards (IFRS), as adopted by the European Union.

Disclaimer
This annual report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Report of the Directors	4	Profile of the year

	8	Letter to Shareholders

Operating Review
	12	Exploration & Production
	31	Gas & Power
	42	Refining & Marketing
	48	Petrochemical
	51	Engineering and Construction

	54	Financial Review

	82	Other Information

	84	Corporate Governance

	110	Commitment to sustainable development

	126	Glossary

Consolidated Financial Statements
	131	Balance sheet
	132	Profit and loss account
	133	Statements of changes in shareholders’ equity
	135	Statements of cash flow
	138	Basis of presentation and accounting principles
	149	Notes to the Consolidated Fnancial Statements
	206	Adjustment of the Consolidated Financial Statements to U.S. GAAP
	211	Additional financial statement disclosures required by U.S. GAAP and the SEC

Contents
Profile of the year

Results

In 2006 Eni delivered record earnings, up 4.9% from 2005 to euro 9.2 billion; on an adjusted base, earnings were up 12.5% to euro 10.4 billion. This result was driven by continued improvements in performance and consistent execution of Eni’s strategy, in a broadly favorable trading environment.
Total Shareholder Return for the year came in at 14.8%, one of the highest in the industry.

Dividend

2006 record earnings and cash flow, along with a sound balance sheet structure, allow a dividend distribution of euro 1.25 per share, up 13.6% from 2005 (euro 1.10 per share in 2005). Included in this annual payment is euro 0.60 per share already distributed as interim dividend in October 2006. Pay-out stands at 50%.

Oil and natural gas production

Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% compared with 2005. This included the loss of production at the Venezuelan Dación oilfield (down 46 kbbl/d) and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts (down 21 kbbl/d) due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook. Libya, Angola and Egypt were the main growth areas.

Proved oil and natural gas reserves

Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compared with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.93 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

Contents

Natural gas sales

Natural gas sales were up approximately 4% to 97.48 bcm due primarily to the growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria and France) also for the build-up of supplies of natural gas from Libya, partly offset by a decrease in sales in Italy due to mild weather conditions in the fourth quarter of the year.
Sales of liquefied natural gas (LNG) were 9.9 bcm, up 41.4% from 2005.

Strategic agreement with Gazprom

In November 2006, Eni and Gazprom signed a broad strategic agreement. This alliance sets up a long term partnership enabling the two companies to launch joint projects in the mid- and downstream gas sector, in the upstream and in technological cooperation.
A key feature of this deal is the extension of the duration of Russian gas supply contracts until 2035, further strengthening Eni’s supply portfolio.

Expansion strategy: purchase of oil producing and exploratory assets in Congo

In February 2007, Eni defined a deal with the French company Maurel & Prom to acquire producing assets and exploration licenses located onshore in Congo, entailing a cash consideration of $1.4 billion.
The deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on its competencies and the availability of facilities.
This transaction is subject to approval by the Congolese authorities.

Exploration activity

In 2006, Eni invested euro 1,348 million in exploratory activities, up 106% from 2005, executing a huge exploration campaign leading to the completion of 68 exploratory wells (36 net to Eni) with a commercial rate of success of 43% (49% net to Eni).
A further 26 wells were in progress as of the year-end.
Eni enhanced its exploration portfolio by acquiring assets in core areas such as North Africa, West Africa, Brazil, Norway and the United States, and in new high-potential basins such as Mali, Mozambique and East Timor. New acreage covers 152,000 square kilometers (99% operated by Eni).

Contents
Selected consolidated financial data	2004	2005	2006
(euro million)
Net sales from operations		57,545	73,728	86,105
Operating profit		12,399	16,827	19,327
Adjusted operating profit		12,582	17,558	20,490
Net profit		7,059	8,788	9,217
Adjusted net profit		6,645	9,251	10,412
Cash flow from operations		12,500	14,936	17,001
Capital expenditure		7,499	7,414	7,833
Dividends pertaining to the year (a)		3,384	4,086	4,594
Cash dividends		2,828	5,070	4,610
Common stock purchases (gross)		70	1,034	1,241
Research and development costs		257	204	222
Total assets at year end		72,853	83,850	88,312
Debts and bonds at year end		12,684	12,998	11,699
Shareholders’ equity including minority interest at year end		35,540	39,217	41,199
Net borrowings at year end		10,443	10,475	6,767
Net capital employed at year end		45,983	49,692	47,966
Share price at year end	(euro)	18.42	23.43	25.48
Number of shares outstanding at year end	(million)	3,770.0	3,727.3	3,680.4
Market capitalization (b)	(billion euro)	69.4	87.3	93.8

(a)	Amounts due on the payment of the balance of 2006 dividend are estimated.
(b)	Number of outstanding shares by reference price at period end.

Key financial ratios	2004	2005	2006

Net Profit
- per share (a)	(euro)	1.87	2.34	2.49
- per ADS (b)	($)	4.66	5.81	6.26
Adjusted net profit
- per share (a)	(euro)	1.76	2.46	2.81
- per ADS (b)	($)	4.38	6.12	7.07
Return On Average Capital Employed (ROACE)
- reported	(%)	16.6	19.5	20.3
- adjusted	(%)	15.9	20.5	22.7
Leverage		0.29	0.27	0.16
Dividend pertaining to the year	(euro per share)	0.90	1.10	1.25
Pay-out	(%)	48	46	50
Total shareholder return (TSR)	(%)	28.5	35.3	14.8
Dividend yield (c)	(%)	4.9	4.7	5.0

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the year. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One American Depository Share is equal to two Eni ordinary shares.
(c)	Ratio of dividend for the period and average price of Eni shares in December.

Trading environment indicators	2004	2005	2006

Average price of Brent dated crude oil (a)		38.22	54.38	65.14
Average EUR/USD exchange rate (b)		1.244	1.244	1.256
Average price in euro of Brent dated crude oil		30.72	43.71	51.86
Average European refining margin (c)		4.35	5.78	3.79
Average European refining margin in euro		3.50	4.65	3.02
Euribor - three-month euro rate	(%)	2.1	2.2	3.1
Libor - three-month dollar rate	(%)	1.6	3.5	5.2

(a)	In US per barrel. Source: Platt’s Oilgram.
(b)	Source: BCE.
(c)	In US per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents
Selected operating data	2004	2005	2006

Exploration & Production
Net proved reserves of hydrocarbons (at December 31)	(mmboe)	7,218	6,837	6,436
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,434	17,587	16,951
Average reserve life index	(year)	12.1	10.8	10.0
Production of hydrocarbons	(kboe/d)	1,624	1,737	1,770
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
Gas & Power
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe	(bcm)	85.32	92.50	95.97
- G&P division sales	(bcm)	80.62	87.99	91.90
- Upstream sales (a)	(bcm)	4.70	4.51	4.07
Customers in Italy	(million)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(TWh)	13.85	22.77	24.82
Refining & Marketing
Refining throughputs on own account	(mm tonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries	(mm tonnes)	26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	524	534
Balanced capacity utilization rate	(%)	100	100	100
Sales of petroleum products on Agip branded network in Europe	(mm tonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded network in Europe	(k liters/y)	2,488	2,479	2,470
Petrochemical
Production	(k ton)	7,118	7,282	7,072
Sales	(k ton)	5,187	5,376	5,276
Average capacity utilization rate	(%)	75.2	78.4	76.4
Engineering and Construction
Orders acquired	(euro million)	5,784	8,395	11,172
Order backlog at period end	(euro million)	8,521	10,122	13,191
Employees at period end	(units)	70,348	72,258	73,572

(a)	Does not include Eni’s share of Nigerian LNG (Eni 10.4%) sales in Europe amounting to 1.30; 1.31; 1.55 bcm; in 2004, 2005 and 2006, respectively.

Contents

Eni’s Board of Directors

Roberto Poli Chairman	Paolo Scaroni CEO

To our Shareholders

2006 was a remarkable year for Eni in terms of both financial performance and operational accomplishments
Our earnings and cash flow were the highest in our history, driven by continued improvements in performance and consistent execution of our strategy in a broadly favourable trading environment.
In particular, we maintained pleasing production growth despite the impact of disruption in Venezuela, achieved several exploration successes, secured access to promising new acreage and further expanded our global natural gas business.
On top of that, we struck a landmark agreement with Gazprom which extends our gas contracts to 2035 and opens up new opportunities for upstream expansion in Russia.

Financial performance
Our reported net profit of euro 9.2 billion in 2006 was the highest in the history of the Company.
Adjusted net profit rose 12.5% to euro 10.4 billion, representing a return on average capital employed of 22.7%. Net cash generated by operating activities totalled euro 17 billion, allowing us to finance capital expenditure of euro 7.8 billion and to reduce our debt/equity ratio to 0.16. Those strong results enabled us to propose a dividend of euro 1.25 per share to our Annual General Shareholders’ Meeting, up 14%	compared to 2005 (euro 1.10 per share), of which euro 0.60 was paid as an interim dividend in October 2006. During the year, we purchased a total of 53.1 million of our own shares for euro 1.2 billion, bringing the total cash returned to shareholders for the year to euro 5.8 billion. Our total shareholder return was 14.8%, making this the fifth year running that we have outperformed our peer group.

Sustaining growth and shareholder return
Growth is at the heart of our strategic priorities.
A strong pipeline of projects and investment opportunities will enable us to achieve our ambitious short and long-term growth targets.
Over the next four years, we will invest euro 44.6 billion in our businesses to ensure our continued growth, also beyond 2010.
This investment program, the largest ever in Eni’s history, will be carried out with tight financial discipline.
The projected free cash flow in 2010 will allow us to sustain the current flow of dividends in real terms, even with a scenario of 40$/bl Brent.

Among Eni’s business divisions, EXPLORATION & PRODUCTION showed the strongest growth.
In 2006, the division’s adjusted net profit increased by 17.7% to euro 7.3 billion. Oil and gas production rose by approximately 2% to 1.77 million boepd.
This increase was entirely organic and was achieved despite the negative impact of the unilateral termination of the Dación contract in Venezuela and the adverse entitlement effects in PSAs and buyback

Contents

Alberto Clô Director	Renzo Costi Director	Dario Fruscio Director	Marco Pinto Director

contracts due to higher oil prices. Excluding the effect of higher oil prices on PSAs and the termination of the Dación contract, organic production growth was close to an impressive 6%. We are committed to maintaining strong organic production growth.
The company targets a production level of 2 million boepd by 2010, with an average growth rate of approximately 3% per year.

Exploration activity reaped substantial results in 2006, reaching an average success rate of 49% and adding 152,000 sq km of net acreage, 99% operated.
Over the medium term, we are committed to replacing more than 100% of produced reserves.
Development activities are progressing in many fields around the world, including Kashagan, where we expect higher capex and a longer timetable.
However, we have also been able to confirm that the field is capable of higher production levels than previously thought.

We are progressing with the global expansion of the LNG business as a way to monetize our large gas reserve base. Major steps taken in 2006 include the start-up of train five at the Bonny liquefaction plant in Nigeria, where a sixth train will commence operations in 2008, and the signing of a framework agreement for doubling the capacity of the Damietta liquefaction plant in Egypt by 2010.	The growth options we are presently pursuing with our partner Gazprom could potentially enable us to accelerate the achievement of our growth targets.

In GAS & POWER, our strong and integrated position in Europe generates stable and robust earnings and cash flows. Adjusted net profit for the year rose by 12.1% to euro 2.9 billion, supported by an approximately 16% increase in volumes sold in Europe (excluding Italy) to 35 bcm (excluding gas sold by E&P of 4 bcm).
This result was achieved despite stiff competition and mild weather.

Our strategy is based on growing our market share in key European markets, preserving our domestic natural gas business and effectively managing our regulated business. European natural gas demand is forecast to grow steadily in the future, resulting in a cumulative increase of around 45% by 2020 (2.4% per annum).
This, coupled with the decline of Europe’s internal production, means that our continent will become more and more reliant on external supplies to fulfil its gas needs. In this context, Eni is poised to further strengthen its market leadership by leveraging on an unparalleled portfolio of assets in terms of infrastructure, availability of gas – both equity and purchased under long term supply contracts – long-standing relationships with natural gas producing countries, market knowledge and a large customer base. The recent alliance with Gazprom marks a new milestone in our relationship with the largest natural

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Marco Reboa Director	Mario Resca Director	Pierluigi Scibetta Director

gas producer in the world, and will enable us to reinforce our competitive profile.
By 2010 we are committed to selling more than 105 bcm of gas worldwide, with sales outside Italy expected to grow at an average rate of 10% per year.

Our REFINING & MARKETING division reported an adjusted net profit of euro 629 million, which was 33.4% lower than in 2005 due to the weak refining margin environment, the appreciation of the euro against the dollar and the impact of higher levels of planned maintenance activity.

Looking forward, several trends are emerging in the refining landscape: the adoption of increasingly strict environmental standards, global imbalances in product availability (especially a deficit of diesel fuel in Europe), a relative abundance of heavy crude and the desire to increase efficiency. These are the key drivers of our strategy.

In Refining, Eni will increase its capital expenditure to enhance the refinery conversion rate in order to meet future product quality requirements, produce higher-value products and chemical feedstocks, lower operating costs and increase refinery flexibility in processing low-quality crude oils. In Marketing, we aim to extract full value from our retail business in Italy through a selective investment program, customer-focused marketing initiatives, effective differentiation of pricing, an improved premium-products offer, and operating efficiencies.	In managing our PETROCHEMICAL operations, which reported an adjusted net profit of euro 174 million for 2006, we remain committed to improving efficiency and selectively developing those plants with sufficient scale and a favourable geographic location.
Capital expenditure will be focussed on implementing de-bottlenecking projects, enhancing the efficiency and flexibility of plants in areas of excellence (styrenes and elastomers) and maintaining high standards of health, safety, security and environmental performance.

In ENGINEERING & CONSTRUCTION, adjusted net profit rose by 22% to euro 400 million, reflecting the strong competitive position held by Saipem, also as a result of the integration of Snamprogetti. To cope with rising demand for drilling equipment and oilfield services, Saipem is planning to further expand the geographical reach and operational features of its world-class fleet.

Our relentless commitment to technological research and innovation underscores a fundamental belief that technology is key to increasing our competitive advantage over the long term and promoting sustainable growth. We are conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. In particular we are moving forward on our breakthrough technologies: EST (Eni Slurry Technology) for the full exploitation of the heavy barrel, TAP (gas transportation at high pressure) and GTL (gas-to-liquids) for gas monetization.

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Sustainable development
2006 marks the first year in which Eni has published a Sustainability Report to communicate more effectively with stakeholders. We now have a more coherent approach to sustainability, and are even more committed to managing and developing your company in a responsible and accountable way. Among the various initiatives, our focus is on reducing greenhouse	gas emissions from industrial processes and developing projects to economically exploit flared gas.
In conclusion, 2006 was a very good year for Eni. As well as delivering impressive results, we have worked to create future growth opportunities in all our divisions. We are confident that we can continue to deliver industry-leading growth and superior shareholder returns.

March 29, 2007

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Paolo Andrea Colombo
Chief Executive Officer	Statutory Auditors
Paolo Scaroni (3)	Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Directors	Alternate Auditors
Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta	Francesco Bilotti, Massimo Gentile

GENERAL MANAGERS	MAGISTRATE OF THE COURT OF ACCOUNTS
Exploration & Production Division	DELEGATED TO THE FINANCIAL CONTROL OF ENI
Stefano Cao (4)	Lucio Todaro Marescotti (8)
Gas & Power Division	Alternate
Domenico Dispenza (5)	Angelo Antonio Parente (9)
Refining & Marketing Division	External Auditors (10)
Angelo Taraborelli (6)	PricewaterhouseCoopers SpA

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year.
(2)	Appointed by the Shareholders’ Meeting held on May 27, 2005.
(3)	Powers conferred by the Board of Directors on June 1, 2005.
(4)	Appointed by the Board of Directors on November 14, 2000.
(5)	Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6)	Appointed by the Board of Directors on April 14, 2004.
(7)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period, expiring at the date of approval ot the financial statements for the 2007 financial year.
(8)	Duties assigned by resolution of the Governing Council of the Court of Accounts on July 19-20, 2006.
(9)	Duties assigned by resolution of the Governing Council of the Court of Accounts on May 27-28, 2003.
(10)	Appointed by the Shareholders’ Meeting of May 28, 2004 for the 2004-2006 three year term.

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Exploration & Production

Key performance indicators	2004	2005	2006 (a)

Net sales from operations (b)	(million euro)	15,346	22,531	27,173
Operating profit		8,185	12,592	15,580
Adjusted operating profit		8,202	12,903	15,763
Adjusted net profit		4,033	6,186	7,279
Capital expenditure		4,853	4,965	5,203
of which: exploration (c)		499	656	1,348
Capital employed, net		17,937	20,206	18,590
ROACE adjusted	(%)	22.7	32.4	37.5
Average realizations
- Liquids	($/bbl)	34.73	49.09	60.09
- Natural gas	($/mmcf)	3.90	4.50	5.30
- Total hydrocarbons	($/boe)	30.40	41.06	48.87
Production
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
- Total hydrocarbons	(kboe/d)	1,624	1,737	1,770
Net proved reserves
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,434	17,587	16,951
- Total hydrocarbons	(mmboe)	7,218	6,837	6,436
Reserve life index	(year)	12.1	10.8	10.0
Proved reserve replacement ratio	(%)	91	40	65
Employees at year end	(unit)	7,477	8,030	8,336

(a)	Starting January 1, 2005, Eni's subsidiary Tecnomare has been reported within the Exploration & Production segment. In previous years, it was reported within the aggregate "Other activities".
(b)	Before elimination of intersegment sales.
(c)	Includes exploration bonus.

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Acquisition of operated assets in Congo
› On February 2007, Eni purchased exploration and production onshore activities operated by Maurel & Prom in Congo, entailing a cash consideration of $1.4 billion. This deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on own competencies and the availability of facilities. This transaction is subject to approval by the Congolese authorities

Financial results
› Adjusted net profit was euro 7,279 million, up euro 1,093 million from a year ago (+17.7%), reflecting an enhanced operating profit as a result of higher oil and natural gas realization in dollars combined with increased production volumes sold. These positives were offset in part by higher operating costs and a higher adjusted tax rate

› Return on average capital employed calculated on an adjusted basis was 37.5% in 2006, higher that in 2005 (32.4%)

› In 2006, price differentials between equity realizations and the price of the Brent crude marker were equal to minus $3.63 per barrel, improving from 2005 levels, as a result of appreciation on the market of oil produced in Angola and higher realizations recorded on Kazakh oil. Natural gas prices increased in virtually all areas, reflecting higher prices for oil and products

› Eni invested euro 3.6 billion in the development of oil and natural gas reserves, in particular in Kazakhstan, Angola, Egypt and Italy, and euro 1.4 billion (up 106% compared with 2005) in exploration activities, in particular in Angola, Egypt, Nigeria, the Norwegian offshore and the Gulf of Mexico

Production
› Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% from 2005. This included the loss of production at the Venezuelan Dación oilfield and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts1 due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook

› Production increases were driven primarily by start-ups/full production of large gas projects in Libya (achievement of full production at the Bahr Essalam field in the Western Libyan Gas Project), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Egypt (development of offshore reserves in the Nile Delta), Australia (start-up of the gas phase of the Bayu-Undan field), Croatia (start-up of the Ika, Ida and Ivana C-K fields) and liquid production growth in Angola and Libya

› In the medium term, Eni expects to deliver a 3% compound average growth rate from 2007 to 2010, targeting a production level in excess of 2 mmboe/d by 2010

(1)	For a definition of PSA and buy-back contracts see "Glossary" below.

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Net proved reserves
› Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compared with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.93 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%

› In the medium term, management expects Eni’ s reserve replacement ratio to be supported by the high mineral potential of assets located in core areas such as the Caspian Sea, West and North Africa

Exploration activities and renewal of mineral right portfolio
› Eni carried out several hydrocarbon discoveries, mainly in Indonesia, Egypt, Kazakhstan, Norway, Nigeria, United Kingdom, the Gulf of Mexico, Italy, Angola and Congo. A total of 68 exploratory wells were completed (35.9% net to Eni), with a commercial rate of success of 43% (49% net to Eni). Other 26 wells are in progress as of year-end

› Eni’s exploration portfolio was strengthened through acquisition of assets in both core areas such as Angola, Alaska, Brazil, Congo, Egypt, Nigeria, Norway, Pakistan, the Gulf of Mexico and new countries/areas with a high mineral potential such as Mali, Mozambique and East Timor. Gross acquired acreage extends for approximately 259,000 square kilometers (152,000 net to Eni, 99% operated)

Reserves
Reserve Governance
The Company has adopted comprehensive classification criteria for proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable U.S. Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10.
Proved oil and gas reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves	due to analysis of new information concerning production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity.
Field resources will only be categorized as proved reserves when all criteria for the attribution of proved status has been met, including technical, economic and commercial criteria.
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right that normally coincides with the duration over which a field can be produced economically.
Proved reserves to which Eni is entitled under Production Sharing Agreements or buy-back contracts are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (cost oil) and on the profit oil set contractually. A similar scheme applies to buy-back and service contracts. In a high oil price environment, the volume of entitlements necessary to cover the same amount of expenses is lower.
Eni has always exercised rigorous control over the booking process of proved reserves. The Reserve

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Department of the Exploration & Production division, reporting directly to the General Manager, is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluation and monitoring the periodic quantification process. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineers company which has declared their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets.
Eni estimates its proved reserves on the basis of the mentioned guidelines, also when participating in	exploration and production activities operated by other entities. The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of technical reserves (production profiles, capital expenditure, operating costs and costs related to asset retirement obligations); (ii) geographic area managers at head offices checking evaluations carried out by business unit managers; (iii) the Reserve Department, providing independent reviews of the fairness and correctness of classifications carried out by business units, who also aggregates worldwide reserve data and calculates equity volumes. Moreover, the Reserve Department has the following responsibilities: to ensure the periodic certification process of reserves, to perform economic evaluation of reserves and to continuously update the Company guidelines on reserves evaluation and classification.
All personnel involved in the process of reserve evaluation are knowledgeable on SEC guidelines for proved reserves classification and have professional abilities adequate to the complexity of the task, expressing their judgment independently and respectful of professional ethics.
Since 1991, Eni has employed qualified independent petroleum engineers companies to perform independent evaluations[2] of its proved reserves on a	rotational basis. In particular, in 2006, a total of 1.4 billion boe of proved reserves was evaluated, representing 21% of Eni’s total proved reserves at December 31, 2006. Outcomes of these independent evaluations confirmed Eni’s evaluations, as they did in previous years. During the 2004-2006 three year period, independent evaluations covered 76% of Eni’s total proved reserves. Further information on reserves is provided in Note 35 to Eni consolidated financial statements – “Supplemental oil and gas information for the exploration and production activities – Oil and natural gas reserves”.

(2))	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.

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Algeria: Drilling unit

Evolution of proved reserves
Eni’s net proved reserves of oil and natural gas at December 31, 2006 totaled 6,436 mmboe (oil and condensates 3,481 mmbbl; natural gas 2,955 mmboe). These reserves are located in Italy (12% of Eni’s total proved reserves); North Africa (32%; in particular in Libya, Egypt and Algeria); West Africa (17%; in particular in Nigeria and Angola); the North Sea (11%; Norway and the United Kingdom) and Rest of World (28%; in particular in Kazakhstan, Pakistan, Australia and Ecuador).
At December 31, 2006, proved reserves associated with PSAs represented 53% of total proved reserves (48% as at December 31, 2005). Proved reserves associated with service and buy-back contracts represented 2% of all proved reserves at December 31, 2006 (2% at December 31, 2005).
Additions to proved reserves booked in 2006 were 417 mmboe deriving from: (i) extensions and discoveries (161 mmboe), in particular in Kazakhstan, Algeria,	Egypt, Trinidad & Tobago and Libya; (ii) improved recovery (105 mmboe), in particular in Egypt, Angola, Algeria, Kazakhstan and Nigeria; (iii) revisions of previous estimates (up 151 mmboe) related to upward revisions registered in Kazakhstan, Libya and Egypt, offset in part by downward revisions in Nigeria and Ecuador.
The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA determined a decrease in Eni’s proved reserves of 170 mmbbl (see Venezuela below).
In 2006 Eni’s proved reserves replacement ratio was 65% (38% all sources, including the loss of proved reserves at the Venezuelan Dación oilfield and other disposals) representing 10 years of remaining production at the current rate (10.8 as at December 31, 2005). Considering the adverse entitlement impact in certain PSAs and buy-back contracts resulting from higher oil prices (Brent price was $58.925 per barrel at December 31, 2005) and assuming Brent constant at

Evolution of proved reserves in the year	(million boe)

Net proved reserves at December 31, 2005		6,837
Revisions, extensions and discoveries and improved recovery	417
Production for the year	(646)	(229)
		6,608
Purchase of proved property		(2)
Unilateral cancellation by PDVSA of the contract concerning the Dación field		(170)
Net proved reserves at December 31, 2006		6,436

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$40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.
At December 31, 2006, Eni’s proved developed reserves stood at 4,059 mmboe (oil and condensates 2,144 mmbbl, natural gas 1,915 mmboe) or 63% of total proved reserves (63% at December 31, 2005).

Mineral right portfolio
and exploration activities
As of December 31, 2006, Eni’s mineral right portfolio consisted of 1,029 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 385,219 square kilometers (266,000 at December 31, 2005). Of these, 48,273 square kilometers concerned production and development (55,098 at December 31, 2005). Outside Italy net acreage (362,723 square kilometers) increased by 120,775 square kilometers mainly due to the acquisition of assets after international bid procedures in Angola, Australia, Brazil, Congo, Egypt, Morocco, Nigeria, Norway, Pakistan and the United States, as well as in the new countries/areas of Mali, Mozambique and East Timor.
In Italy, net acreage (22,496 square kilometers) declined by 1,557 square kilometers due to releases.

In 2006, a total of 68 new exploratory wells were drilled (35.9 of which represented Eni’s share), as compared to 52 exploratory wells completed in 2005 (21.8 of which represented Eni’s share). Overall commercial success rate was 43% (49% net to Eni) as compared to 39.3% (47.4% net to Eni) in 2005.

Net proved hydrocarbon reserves (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	Ch.	%
2004	2005	2006	2006 vs 2005

Italy	225	3,814	890	228	3,673	868	215	3,390	805	(63)	(7.3)
North Africa	993	6,463	2,117	979	6,109	2,047	998	5,968	2,037	(10)	(0.5)
West Africa	1,056	1,730	1,357	942	1,978	1,285	793	1,907	1,129	(156)	(12.1)
North Sea	450	2,048	807	433	1,872	758	386	1,695	682	(76)	(10.0)
Rest of World	1,284	4,379	2,047	1,191	3,955	1,879	1,089	3,991	1,783	(96)	(5.1)
Total	4,008	18,434	7,218	3,773	17,587	6,837	3,481	16,951	6,436	(401)	(5.9)

(a)	The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(b)	Includes Eni's share of proved reserves of equity-accounted entities (36 mmboe in 2006).

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Production
In 2006 oil and gas production averaged 1,770 kboe/d, up 32 kboe from 2005 or 1.9%, despite the impact of the production loss in the Dación oil field in Venezuela (down 46 kboe/d) and of adverse entitlement effects (down 21 kboe/d) in PSAs and buy-back contracts due to higher oil prices. Libya, Egypt, Nigeria, Australia and Croatia were the main growth areas in natural gas, while oil production increased in Angola and Libya. Declines in production were attributable to mature fields and technical problems in Nigeria due to social unrest. Production outside Italy covered 87% of the total (85% in 2005).
Daily oil and condensates production for the year (1,079 kbbl/d) increased mainly in: (i) Angola due to the production ramp-up at the Kissanje and Dikanza fields in Phase B of the development of Kizomba in Block 15 (Eni's interest 20%) and the start-up of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni's interest 20%); (ii) Libya, due to the ramp-up of the Bahr Essalam offshore field (Eni's interest 50%) as part of the Western Libyan Gas Project and the El Feel

Hydrocarbon production (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	Ch.	%
2004	2005	2006	2006 vs 2005

Italy	80	1,098.3	271	86	1,002.9	261	79	907.6	238	(23)	(8.8)
North Africa	261	681.6	380	308	988.8	480	329	1,299.6	555	75	15.6
Egypt	94	607.4	200	90	706.3	213	85	812.3	227	14	6.6
Libya	89	45.9	97	120	254.3	164	144	452.0	222	58	35.4
Algeria	66	17.7	68	86	14.1	88	88	21.2	91	3	3.4
Tunisia	12	10.6	15	12	14.1	15	12	14.1	15
West Africa	285	176.6	316	310	190.7	343	322	282.5	372	29	8.5
Nigeria	134	155.4	161	123	165.9	152	106	247.2	149	(3)	(2.0)
Angola	78	10.6	80	122	17.7	124	151	24.7	156	32	25.8
Congo	72	10.6	74	65	7.1	67	65	10.6	67
Gabon	1		1
North Sea	203	603.9	308	179	600.4	283	178	596.8	282	(1)	(0.4)
Norway	102	236.6	143	96	243.7	138	98	243.7	140	2	1.4
United Kingdom	101	360.2	164	83	356.7	145	80	353.1	142	(3)	(2.1)
Netherlands		7.1	1
Rest of world	205	826.3	349	228	812.3	370	171	879.3	323	(47)	(12.7)
Australia	21		21	21	3.5	22	18	49.4	26	4	18.2
China	5		5	7		7	6	10.6	8	1	14.3
Croatia		35.3	6		42.4	7		67.1	12	5	71.4
Ecuador	19		19	17		17	15		15	(2)	(11.8)
Indonesia	4	173.0	34	3	137.7	27	2	116.5	23	(4)	(14.8)
Iran	9		9	35		35	29		29	(6)	(17.1)
Kazakhstan	54	194.2	88	64	222.5	102	64	229.5	103	1	1.0
Pakistan	1	257.8	46	1	275.5	49	1	289.6	51	2	4.1
United States	25	109.5	44	19	74.2	33	21	63.6	32	(1)	(3.0)
Trinidad & Tobago		56.5	10		56.5	10		53.0	9	(1)	(10.0)
Venezuela	67		67	61		61	15		15	(46)	(75.4)
Total	1,034	3,386.7	1,624	1,111	3,595.1	1,737	1,079	3,965.9	1,770	33	1.9

(a)	Includes natural gas consumed in operations (283, 247, 212 mmcf/d, in 2006, 2005 and 2004, respectively).
(b)	Includes Eni's share of production of equity-accounted entities.

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field (Eni's interest 23.3%). Production decreased in Venezuela, Nigeria, despite obtaining full production at the Bonga field in OML 118 permit (Eni's interest 12.5%) and Italy due to technical problems occurred at the FPSO unit in the Aquila field and to production declines of mature fields.
Daily production of natural gas for the year (3,962 mmcf/d) increased mainly in: (i) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni's interest 50%); (ii) Egypt, for full production/start-up of the Barboni, Baltim North, and Anshuga fields and the increase in the number of production wells at the el Temsah 4 platform in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni's interest 40%); (iii) Nigeria, due to increased supplies to the Bonny LNG plant (Eni's interest 10.4%) related to the start-up of trains 4 and 5; (iv) Australia, due to the start-up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni's interest 12.04%); (v) Croatia, due to the start-up of the Ika, Ida and Ivana C-K fields (Eni's interest 50%) in the Adriatic offshore. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields.
Oil and gas production sold amounted to 625.1 mmboe. The 20.8 mmboe difference over production (645.9 mmboe) reflected volumes of gas consumed in operations (18.4 mmboe).
Approximately 68% of oil and condensate production sold (391.1 mmbbl) was destined to Eni’s Refining & Marketing segment; 40% of natural gas production sold (1,346 bcf) was destined to Eni’s Gas & Power segment.

Main exploration and development projects

NORTH AFRICA
Algeria Main discoveries for the year were: a) in onshore Block 403a (Eni’s interest 100%), the appraisal wells Rom N2 and N3 found oil at a depth of about 3,300 meters; b) in onshore Block 404a (Eni’s interest 25%), the BBKS-1 discovery well showed the presence of oil at a depth of 3,160 meters which yielded 700 barrels/d in test production; the appraisal well BBKSE-1 showed the presence of oil at a depth of about 3,200 meters and confirmed the eastward extension of the BBKS structure.

The main ongoing development projects are: (i) the ROM flaring down project (Eni’s interest 100%), targeting a 90% decrease in current volumes of flared gas at the ROM satellite center, in accordance with

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Egypt: Abu Rudeis field, Production unit

Algerian law; (ii) the ROM and ZEA Integrated Development project (Eni’s interest 100% and 75%, respectively), aiming at developing reserves recently confirmed by the appraisal work by means of water re-injection to support pressure in field. Peak production is expected at 21 kbbl/d (12 net to Eni) in 2010; (iii) El Merk Synergy project with start-up expected in 2010. Leveraging on synergies with the development of reserves in Block 208, 212, 405a and 404, the project provides for the construction of a central facility which will produce stabilized oil, condensates and NGL with an initial level of production at 144 kboe/d (19 net to Eni) in 2010. In 2006, 85% of basic engineering work was completed.
Algeria is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been directly modified. Nevertheless, Sonatrach, the State oil company is currently bearing higher taxation on behalf of foreign oil companies.
On this basis, Sonatrach intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni co-venture partners are party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the initial economics of such contracts. At present, management is not able to foresee the final outcome of such renegotiations. In addition, the Algerian parliament with the Decree No. 06-440 of December 2, 2006 enacted the procedure, the application framework and the calculation methodology of a windfall tax charged to foreign oil companies as approved by the local Government. Effective August 1, 2006, said windfall tax applies to the extent that oil prices exceed $30 per barrel and foresees rates ranging from 5 to 50% depending on the share of production to which a foreign company is entitled and the contractual scheme in force with Sonatrach. In 2006, the application of such tax entailed higher current taxation and a deferred tax charge for a total of euro 328 million impacting Eni’s accounts.

Egypt Main discoveries for the year were in: a) offshore Abu Rudeis permit (Eni’s interest 100%) the Abu Rudeis Marine 4 discovery well showing the presence of liquids at a depth of over 3,000 meters; the well was linked to existing production facilities; b) onshore West Razzak permit (Eni’s interest 80%) the Aghar SW-1X discovery well showed the presence of high quality liquids at a various levels at a depth between 1,800 and 2,300 meters; c) offshore West Baltim permit (Eni’s interest 100%) the Meret 1 and 2 discovery wells showed the presence of natural gas and condensates at various levels at depth between 1,500 and over 3,000 meters; d) offshore Thekah permit (Eni 50%) the Thekah North 1 discovery well showed the presence of natural gas at a depth between 1,350 and 1,650 meters; the well was linked to existing production facilities; e) onshore Meleiha permit (Eni’s interest 56%) the Lotus North 1-X discovery well showed the presence of oil at a depth of over 2,000 meters and has started to produce.
The Nada Ne 1-X discovery well showed the presence of oil and natural gas at a depth of 1,900 meters in the same area and has started to produce.
Development activities are underway in the offshore area of the Nile Delta: (i) in the North Port Said concession (Eni’s interest 100%), the Anshuga gas field was linked to the production facilities of the nearby Nouras field by means of a sea line, starting production in October 2006. Peak production is expected at

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17.7 mmcf/d net to Eni. This and other ongoing development activities aim at maintaining the current gas production level of 459 mmcf/d net to Eni; (ii) in the Ras el Barr concession (Eni’s interest 50%), engineering activities are underway for the development of gas reserves in the offshore Taurt field. This project provides for the drilling of seven wells which are expected to be linked to existing onshore treatment facilities. Production is expected to start in 2008.
A second development step of the Ha’py field was completed. Ongoing development activities aim at maintaining the current gas production level of 177 mmcf/d net to Eni; (iii) in the el Temsah concession (Eni operator with a 50% interest), gas and condensates production started at the Temsah NW 2 platform. Ongoing development activities aim at reaching peak production of 111 kboe/d (33 net to Eni) in 2008. Main projects include the development of reserves at the Denise field and its satellites through existing facilities at Denise A installed on the TNW 2 platform.

As part of the expansion plan of the Damietta LNG plant, Eni and its partners signed a framework agreement in June 2006 for doubling the capacity of the Damietta liquefaction plant by means of the construction of a second train with a treatment capacity of 268 bcf/y of gas corresponding to approximately 5 mmtonnes/y of LNG for a twenty-year period starting in 2010. This project is expected to support the ramp-up of Eni’s natural gas production in the Nile Delta, targeting supplies of 88 bcf/y.
Eni is currently supplying 53 bcf/y to the first train for a twenty-year period.

Libya Main discoveries for the year were in: a) offshore Block NC 41, the T1 discovery well showed the presence of oil at a depth of 2,800 meters; b) onshore concession 82-10 (Eni’s interest 50%), the KK4-82/ST3 discovery well showed the presence of oil at a depth of 5,000 meters.
As part of the Western Libyan Gas project (Eni’s interest 50%), less than one year after the start-up of the offshore Bahr Essalam field located in the NC-41 permit,

drilling activity was completed with 26 production wells linked to the Sabratha platform. Production from Bahr Essalam and Wafa fields is processed at the onshore Mellitah plant on three trains fully operational in 2006. Export of natural gas leverages on the GreenStream gasline, delivering 240 bcf in 2006. This gasline is expected to become fully operational in 2007, exporting some 283 bcf (equal to 77 mmcf/d) supplied to third parties on the Italian natural gas market under long term contracts. In addition, 71 bcf of production gas per year will be sold on the Libyan market. The El Feel field (Eni’s interest 33%) reached peak production at 150 kbbl/d supported by available processing capacity at the Mellitah plant.
As part of development activities in the Bouri Est Area, four producing wells were successfully drilled and linked to existing facilities.

Mali In November 2006, Eni purchased five onshore exploration licenses (Eni operator with a 50% interest) from the companies Baraka Mali Operations Limited and Baraka Mali Ventures Limited, covering a gross acreage of 193,000 square kilometers. Blocks are located in the central part of the Taodueni Basin, a completely unexplored and high potential basin according to recent studies. The life span of this exploration license was fixed at four years.
In March 2006, this operation was approved by Malian Authorities.

Tunisia Main discoveries for the year were in: a) Larish concession (Eni’s interest 50%), the Larish SE-1 well found oil at a depth of about 3,000 meters and was linked to existing production facilities; b) Adam concession (Eni operator with a 25% interest), the Karma-1 well showed an oil formation at a depth of 3,617 meters, which confirmed it as a high potential basin; c) in Bordj el Kadra concession (Eni operator with a 50% interest), the Nakhil-1 discovery well showed the presence of high quality oil at a depth of approximately 4,000 meters.

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WEST AFRICA
Angola Main discoveries for the year were in: a) the development concessions deriving from former Block 15 (Eni’s interest 20%), the Tchihumba 2 appraisal well confirmed the presence of oil at a depth of about 3,000 meters; b) Block 14K/A IMI unit (Eni’s interest 11.5%), where the Lianzi discovery was made, appraisal activities conducted in the area confirmed the presence of hydrocarbon layers at a depth over 3,000 meters; c) offshore Block 14 (Eni’s interest 20%), the Lucapa 1 discovery well found oil and natural gas at a depth of about 1,200 meters.
In May 2006, following an international bid procedure, Eni was awarded the role of operator in the exploration license of offshore Block 15/06 (Eni’s interest 35%).
This Block is located in an area with great exploration potential, covering a gross acreage of approximately 3,000 square kilometers. The exploration plan envisages drilling of eight wells during a five-year period and an option for extending the license period over a further three-year period and the drilling of three additional wells. In November 2006, Eni signed the relevant Production Sharing Contract (PSC) with the State oil company Sonangol.
In 2006, production started at Benguela/Belize and Lobito/Tomboco fields in Block 14 (Eni’s interest 20%), in January and June, respectively. Joint development of these fields was performed by installing a compliant piled tower provided with treatment facilities for Benguela/Belize and an underwater connection to this tower for Lobito/Tomboco. Peak production at 158 kbbl/d (20 net to Eni) is expected in 2009 upon completion of the drilling program.

Development of the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) moved forward with the installation of a production platform and drilling of producing and water injection wells. Production is expected to start in the first quarter of 2007 and to peak at 27 kbbl/d (3 net to Eni) in 2009.
An intense campaign to develop reserves in Block 15 (Eni’s interest 20%) is underway: (i) in March 2006, development of the Mondo and Saxi/Batuque oil fields started as part of Phase C of the development of reserves in the Kizomba deep offshore area. A common development strategy is expected to be deployed in both projects, envisaging the installation of an FPSO vessel. Production is expected to start in the first quarter and in second quarter of 2008, respectively. Peak production at 100 kbbl/d (18 net to Eni) is expected in both projects in 2009; (ii) in December 2006, development of the Marimba oil field started with the drilling of producing wells which will be connected to existing facilities in

Kizomba A. Peak production is expected in 2008 at 39 kboe/d (7 net to Eni).
Development activities at the Landana and Tombua oil fields in Block 14 offshore (Eni’s interest 20%) progressed with the drilling of producing wells, one of which has already been started up in June 2006. A few production wells, one of which was started-up in June 2006, shall be linked to existing facilities at Benguele/Belize-Lobito/Tomboco. Peak production at 130 kbbl/d (22 net to Eni) is expected in 2010.

Congo A discovery was made in the Mer Très Profond Sud permit (Eni’s interest 30%) with the Aurige Nord Marine – one well yielding 5 kbbl/d of oil in test production.
In February 2007, Eni acquired certain onshore exploration and production assets operated by Maurel & Prom, entailing a cash consideration of $1,434 million. This transaction includes the producing fields of M’Boundi (48.6%) and Kouakouala A (66.7%), the production concession of Kouakouala B (50%) as well as most of the interests in the Le Kouilou (50%) exploration permit which are subject to a pre-emption right in favor of Burren Energy, partner of Maurel & Prom. Eni and Burren Energy reached an agreement providing for Burren Energy's waiver of the exercise of its pre-emption right and Eni's divestiture to the English oil company of a 5.5% interest in the M'Boundi concession and a 2% stake in the Le Kouilou exploration permit under the same economic terms as the acquisition from Maurel & Prom, for an amount of $154 million. Eni retains the operatorship and participating interests of 43.1% and 48% in the M'Boundi concession and Le Kouilou exploration permit, respectively.
The transaction is subject to approval by the Congolese authorities.

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Nigeria: Drilling unit

In May 2006, Eni signed a Protocole d’Accord to exploit natural gas reserves in the Marine XII permit, in order to ensure supplies to a power station.
In February 2007, Eni signed an agreement providing for a swap of interests in exploration blocks located in India and in Congo. Within this agreement, Eni acquired a 34% interest in the MN-DWN-2002/1 block, located off the coast of Eastern India, covering an acreage of approximately 10,000 square kilometers at a maximum water depth of over 2,000 meters. The MN-DWN-2002/1 block lies in a high mineral potential basin where significant oil and gas discoveries have already been made. Eni’s partner in this initiative (ONGC Videsh, an Indian oil company) acquired a 20% interest in the Mer Très Profonde Nord exploration block (Eni operator with a 60% interest), located off the coast of Congo from Eni. In June 2006, the offshore Litanzi field (Eni’s interest 35%) started production, peaking at 4 kboe/d (1.4 net to Eni).
Development activities at the Awa Palouku and Ikalou-Ikalou Sud field are underway. Production is expected to start in 2008 peaking at 13 kboe/d net to Eni in 2009.

Nigeria Several successful appraisal wells were drilled in the year: a) in OML 118 offshore block (Eni’s interest 12.5%) with the Bonga North 2 well, drilled at a depth of 3,560 meters; b) in OML 120 offshore block (Eni’s interest 40%) with the Oyo 2 Dir well, drilled at a depth of 1,700 meters; c) in OPL 219 block (Eni’s interest 12.5%), with the Bolia 4 well drilled at a depth of 3,600 meters; d) in the OML 28 (Eni’s interest 5%) with the Kolo Creek 39 well.

The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development offshore and onshore the Niger Delta. Development is expected to be completed in 2007 as a part of the integrated project aiming at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed. The onshore project provides for the upgrading of the Okri and North/South Bank flowstations and the realization of a gas compressor plant.

Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern Niger Delta. In 2006, the fifth train started operations, increasing plant capacity to 17 mmtonnes/y of LNG (812 bcf/y of natural gas feedstock). A sixth train with production capacity of 4.1 mmtonnes/y is under construction with start-up expected in 2008; the seventh unit is being engineered. When fully operational total capacity will hit approximately 30 mmtonnes/y, corresponding to a feedstock of 1,448 bcf/y. Development initiatives for ensuring natural gas supplies to the plant regard Blocks OML 60, 61, 62 and 63 (Eni’s interest 20%). When the 6-train plant is fully operational, Eni is expected to supply 268 mmcf/d of equity gas (47 kboe/d), of these 169 mmcf/d (30 kboe/d) from Eni’s interest in NAOC JV and 99 mmcf/d (17 kboe/d) from Eni’s interest in SPDC JV. Engineering activities to build a new LNG plant in Brass, with liquefaction capacity of 10 mmtonnes/y on two trains, are underway. In September 2006, Eni signed a Shareholder Agreement with the partners of this project. Project sanction is expected in 2008, with start-up expected in 2011. Supplies to the plant will come from associated upstream projects targeting 50% of gas feedstock requiremets.
In March 2007, Eni obtained the role of operator with a 48% interest in the OPL 135 permit. The exploration plan envisages research for and development of oil and natural gas reserves in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.

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North Sea: Saipem 7000

NORTH SEA
Norway Main discoveries for the year were: a) in the Prospecting License 229 (Eni operator with a 65% interest), three appraisal wells of the Goliath discovery confirmed the presence of hydrocarbons at a depth between 1,017 and 1,853 meters; b) in the Prospecting License 128 (Eni’s interest 11.5%), a gas formation was discovered at a depth of 3,000 meters; c) in the Prospecting License 134 (Eni’s interest 30%), an appraisal well of the Morvin discovery confirmed the presence of oil at a depth between 4,600 and 4,900 meters.
In February 2006, following an international bid procedure, Eni was awarded offshore Block 6607/11-122D (Eni’s interest 20%) in the Halten Terrace basin, near the Maruk discovery (Eni operator with a 20% interest,) covering a gross acreage of 7 square kilometers.
In March 2006, following an international bid procedure, Eni was awarded offshore Blocks 7124/6, 7125/4 and 5 in the Prospecting License 393 (Eni’s interest 30%), covering a gross acreage of 525 square kilometers, in the Barents Sea. Exploration plans envisage the drilling of a well in the first three years of the license.
In September 2006, Eni purchased further interests in two exploration licenses off the coast of Norway: (i) in the Prospecting License 221 (Eni’s interest 30%) where the Victoria gas discovery is located, representing a technological challenge due to the high pressure and high temperature conditions of the reservoir; (ii) in the Prospecting License 264 (Eni’s interest 40%) where the Hvitveis gas discovery is located.
In January 2007, following an international bid procedure, Eni was awarded offshore Block 6506/9-6507/7 (Eni’s interest 30%).

Ongoing development activities are focused primarily on hydrocarbon bearing structures located near the Kristin field (Eni’s interest 8.25%). Development of the Tyrihans field (Eni’s interest 6.23%) is expected to be profitable through synergies with the Kristin production facilities. In July, the development plan was sanctioned; relevant contracts for building infrastructure and production facilities are being awarded. Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.

United Kingdom Main discoveries for the year were in: a) the P/011 permit in Block 30/06a (Eni’s interest 33%) in the central section of the North Sea an appraisal well was drilled at a depth between 4,500 and 5,100 meters confirming the presence of hydrocarbons; b) the P/672 permit in Block 30/02c (Eni’s interest 7%) in the central section of the North Sea, a discovery of a natural gas and condensate bearing layer was made at a depth of 5,000 meters; this well was linked to the production facilities of the nearby Jade field (Eni’s interest 7%).
In March 2006, production started at the offshore gas and condensate Glenelg field (Eni’s interest 8%), developed by means of the facilities of the nearby Elgin Franklin production platform (Eni’s interest 21.87%). In 2006 production totaled 12 kboe/d (1 net to Eni).
Development activities are nearing completion at the Blane field in Block 30/3a (Eni’s interest 18%). Production at 12 kboe/d (2.2 net to Eni) is expected to start in the first half of 2007.

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United States (Gulf of Mexico): The Allegheny production platform

REST OF WORLD
Australia In offshore Block WA-25-L (Eni operator with a 65% interest), the Woollybutt-5 appraisal well confirmed the presence of oil at a depth of 2,865 meters.
In June 2006, development started at the offshore Blacktip gas and liquids field (Eni’s interest 100%) located in the WA-279-P Block at a water depth of 50 meters in the Bonaparte basin, south of the Australian coast. This project envisages the installation of a production platform approximately 100 kilometers from the mainland and construction of an onshore treatment plant with a capacity of 46 bcf/y. Start-up is expected in January 2009. Under a 25-year agreement signed with the Darwin Power & Water Utility Co, a total amount of 706 bcf of natural gas is expected to be supplied with an option for further volume increases.
In February 2006, the first shipment of LNG was delivered to two Japanese operators from the Darwin liquefaction plant with a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of natural gas). This plant is linked by means of a 500-kilometer long pipeline to the liquids and gas Bayu Undan field located at a water depth of 80 meters in permits JPDA 03-12 and JPDA 03-13 in the waters of the international cooperation zone between Australia and East Timor (Eni’s interest 12.04%).

Brazil In January 2006, following an international bid procedure, Eni was awarded a six-year exploration license in Block BM Cal-14, acting as operator. Gross acreage extends over approximately 700 square kilometers in the deep waters of the Camamu-Almada basin.
In November 2006, following an international bid, Eni was awarded offshore Block S-M-857 (Eni’s interest 100%), covering a gross acreage of 700 square kilometers, in the deep waters of the Santos basin. The assignation of blocks has not yet been completed.

Croatia In the offshore Ivana concession (Eni’s interest 50%) the Ana 1 and Vesna 1 discovery wells identified the presence of natural gas at a depth between 650 and 1,200 meters.
Ivana C/K platforms and Ika and Ida fields started production as part of the development of natural gas reserves of the Ivana concession. Production from these fields is gathered at the Ivana K platform from which is sent to the Garibaldi K platform to be sold on the Italian market, through a 67-kilometer long pipeline. Production from these four fields is currently flowing at 152 mmcf/d (49 net to Eni). At the end of 2006, production at the Katarina field started by means of two platforms linked to existing transport facilities.

East Timor In May 2006 following an international bid procedure Eni was awarded the operatorship of five exploration licenses (Eni’s interest 100%) covering contract areas A, B, C, E and H with a gross acreage of about 12,183 square kilometers located in the deep offshore between the Timor island and the international cooperation zone between East Timor and Australia. Relevant Production Sharing contracts were signed.

Kazakhstan Eni is single operator with an 18.52% interest of the North Caspian Sea PSA. Such contract regulates activity in the relevant contractual area where the Kashagan field was discovered, which is deemed to be the most important discovery in the world in the past thirty years. The development plan of this field was sanctioned in February 2004, entailing a three-phase development scheme to produce from 7 to 9 bbbl of recoverable reserves, extendable to 13 bbbl through partial gas reinjection.

The first development phase is progressing leveraging on the use of the most advanced techniques in order to cope with high pressures in the reservoir, the presence of high concentration of hydrogen sulphide and harsh environmental conditions. By the end of 2006, works had been completed corresponding to 59% of the initial scope, with the total amount of contracts awarded at $10.6 billion. Drilling activities and completion of development wells from the two artificial islands already installed have been progressing. In addition, three rigs, two of which being of the most advanced class, were installed on said islands. Three development wells were completed yielding high rates of productivity under test phase.
Production start-up is currently scheduled for the third quarter of 2010 as compared to an initial forecast indicating a start-up in 2008, due also to the need on part of Eni to perform certain studies to define measures intended to enhance the overall level of safety and operability of facilities. As a result of said reconfiguration completed by year-end, the onshore design has been confirmed, while certain enhancements have been identified offshore which do not alter the original development concept. These enhancements are expected to be included in the development plan and implemented. Estimated capital expenditure to reach the 300 kbbl/d production target in first development phase stands currently at $19 billion, representing a remarkable increase over the approved budget of $10.3 billion in real

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terms 2007, sanctioned in 2004. This cost increase was driven by: (i) a cost increase of materials and services driven by sector-specific inflation and a negative impact due to a weakening US dollar; (ii) an underestimation of costs to conduct offshore operations in shallow/ultra shallow waters where the Kashagan field is located due to a lack of benchmarks, also reflecting technical and logistic issues and environmental constraints; (iii) the enhancements to the original layout of offshore facilities. Based on the high level of productivity yielded by the first three development wells, management currently expects a full field production plateau of 1.5 mmbl/d, representing a 25% increase from the original target envisaged by the development plan.
Evaluation activities of the discoveries made in the contractual area covered by the North Caspian Sea PSA made some good progress. A first appraisal well of the Kairan discovery was successfully drilled. Drilling of a second appraisal well of the Kalamkas discovery yielded productive results that emphasize the good productivity of the reservoir and a much larger extension of said discovery as compared to the initial estimate.
At the Karachaganak field (Eni co-operator with a 32.5% interest), good well performance and high yields of gas treatment and injection plants allowed: (i) to ship an average of 43,900 bbl/d net to Eni to the terminal of the North Caspian Pipeline Consortium at Novorossiysk on the Black Sea; (ii) to sell approximately 78 bcf of natural gas net to Eni, in Russia.
In July 2006, a first cargo of oil was delivered to Odessa and Primorsk via the Atyrau-Samara pipeline, marking the start-up of the Baltic route for the export of production to Western markets.
Maintenance activities have been continuing targeting the support of the current liquid production plateau. During the year, new wells were drilled and an upgrading of liquid treatment facilities was sanctioned envisaging the construction of a fourth unit. Such new capacity is expected to increase export of production volumes which were previously marketed on local Russian markets, resulting in an enhancement of prices realizations.

Mozambique In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin. This block covers a gross area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed. In December 2006, Eni signed the relevant exploration contract.

Pakistan In February 2006, following an international bid procedure, Eni was awarded the operatorship of four exploration licenses relating to Block Rjar/Mithi - zone I and Thar/Umarkot - zone III. These blocks are located in the East Sindh near the border with India and cover a gross area of about 9,900 square kilometers.
In March 2006, an expansion plan of the Bhit and Badhra operated permits was sanctioned, envisaging the construction of a third train for increasing treatment capacity of the Bhit plant also enabling to process Badhra field gas production. In the Zamzama field construction of a new treatment plant is underway.

United States - Gulf of Mexico Main discoveries for the year were: a) in Mississippi Canyon Block 546 (Eni’s interest 50%), the Longhorn appraisal well confirmed the presence of natural gas at a depth of about 3,900 meters; b) in Mississippi Canyon Block 502 (Eni’s interest 100%), the Longhorn North discovery well showed the presence of natural gas at a depth of 3,400 meters. A feasibility study to develop this discovery is underway.
The Allengheny South (Eni’s interest 100%) and North Black Widow (Eni’s interest 25.19%) fields started production as part of activities to develop reserves in the Gulf of Mexico.

United States - Alaska In November 2006, Eni started an exploration campaign in the onshore Rock Flour area (Eni’s interest 100%). The approved plan provides for the drilling of three wells.
In March 2006, following an international bid procedure, Eni was awarded 11 exploration blocks near Rock Flour.
Eni signed an agreement with a partner for a swap of interests in 64 exploration blocks (Eni’s interest 60%) located in the Beaufort Sea, offshore North Alaska. Based on this agreement, Eni is entitled to 140 exploration blocks (50% of which operated). Exploration plans provide for 3D seismic surveys and drilling of an exploration well by 2010.
In January 2006, the development plan of the offshore Oooguruk field in the Beaufort Sea started. Production is expected to start at the end of 2007 with production peaking at 17 kboe/d (over 5 net to Eni) in 2010. Drilling activities in Nikaitchuq field (Eni’s interest 30%), located in the Beaufort Sea, are underway.

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United States (Gulf of Mexico): The Allegheny production platform

Turkey In June 2006, construction licenses for the Samsun-Ceyhan pipeline were assigned to the Turkish company çalik Enerji, partnering Eni in this initiative (both with a 50% stake). This pipeline is expected to bypass the Turkish Straits of Bosphorus and Dardanelles, enabling delivery of oil produced in the Caspian region to the Ceyhan commercial hub on the Mediterranean coast. This new infrastructure will be 550 kilometer long with a maximum transport capacity of 1.5 mmbbl/d of oil, corresponding to approximately 75 mmtonnes/y and will represent a more efficient and environment friendly alternative as compared to the option of transporting oil by ship through the Bosphorus and Dardanelles straits. Construction activities started in second half of 2006.

Venezuela In January 2006, following an international bid procedure, Eni was awarded a thirty year long exploration license for the Cardon IV Block (Eni’s interest 50%) in joint venture with an international oil company. This Block is part of the Rafael Urdaneta project for the development of natural gas reserves in an area of about 30,000 square kilometres in the Gulf of Venezuela.
In May 2006, a first development phase of the Corocoro field in Gulf of Paria West Block (Eni’s interest 26%) started with some drilling work. A second development phase is expected to be designed based on the results achieved in the first one as regards well production rate and field performance under water and gas injection. Production is expected to start in 2007.
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced a proceeding before the International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between the Netherlands and Venezuela (the “Treaty”). Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of

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each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 kbbl/d and booked reserves at December 31, 2005 amounted to 175 mmbbl.
On February 26, 2007, the President of Venezuela enacted a decree providing for the transformation of certain strategic partnerships operating in the petroleum region of Orinoco (Faja) and certain agreements to conduct risk shared exploration activities into a regime of “empresa mixta” within six months from publication of said decree. Under the new regime, a company incorporated under the law of Venezuela is expected to be entitled to relevant mineral rights and to conduct petroleum operations. A stake of at least 60% in the capital of such company is expected to be held by an affiliate of PDVSA, preferably Corporación Venezuelana de Petróleo. Such decree could impact Eni’s activities in Venezuela, as Eni’ s subsidiary Eni Venezuela BV holds a stake in a joint venture operating the Gulf of Paria West Block, located in the Orinoco delta as outlined above. However, management is currently unable to assess such impact, as terms and conditions regulating the participation of foreign companies to an “empresa mixta” have not yet been agreed upon.

Italy Main gas discoveries for the year were made in: a) the onshore San Polito concession in Emilia, the Longanesi 1 well, at a depth of 2,540 meters; b) the offshore of Sicily (GR.13.AG permit, Argo 1 well, Eni’s interest 60%) at a depth between 1,350 and 1,520 meters; c) the Adriatic Sea (AR.95.EA permit, Benedetta 1 well) at a depth of 2,090 meters which yielded 145 kcm/d of gas in test production; d) the onshore of Sicily (San Teodoro permit, Borgo Giuliano 1 well) at a depth of about 2,000 meters.
Development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Barbara A/H, Daria, Basil and Anemone for gas and Rospo for oil); (ii) continuation of drilling and upgrading of producing facilities in the
Val d’Agri. The main oil reserves development project is Miglianico, located onshore in the Abruzzi Region. Production is expected to start in the second half of 2008. This project provides for the construction of facilities intended to treat production volumes of oil, to be delivered to logistic structures of the Refining & Marketing Division, and to desulfurize production volumes of gas to be input into the Italian natural gas transportation network.
Development of onshore gas fields is nearing completion at: (i) Tea, Arnica, Lavanda in the Adriatic offshore where start-up of production is expected in 2007. In 2006, a production platform and linkage facilities have been installed; (ii) Candela, where start-up is expected in 2007; (iii) certain gas fields in Sicily: Pizzo Tamburino, scheduled for the second half of 2007 with expected

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Acquisition of proved and unproved property		301	152	(149)	(49.5)
Italy			139
North Africa			10
West Africa		60
Rest of World		241	3
Exploration	499	656	1,348	692	105.5
Italy	51	38	128	90	..
North Africa	90	153	270	117	76.5
West Africa	70	75	471	396	..
North Sea	66	126	174	48	38.1
Rest of World	222	264	305	41	15.5
Development	4,310	3,952	3,629	(323)	(8.2)
Italy	378	411	403	(8)	(1.9)
North Africa	1,358	1,007	701	(306)	(30.4)
West Africa	865	889	864	(25)	(2.8)
North Sea	338	385	406	21	5.5
Rest of World	1,371	1,260	1,255	(5)	(0.4)
Other	44	56	74	18	32.1
	4,853	4,965	5,203	238	4.8

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production of 0.5 kboe/d, Samperi 1, which started in 2006 with a production peak of approximately 1 kboe/d, and recovery of additional reserves of Fiumetto concession, where start-up is expected in the first half of 2007 peaking at 600 boe/d.

Capital expenditure
In 2006, capital expenditure of the Exploration & Production segment amounted to euro 5,203 million and concerned mainly development expenditure, directed mainly outside Italy, in particular in Kazakhstan, Angola and Egypt. Development expenditure in Italy concerned in particular the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure, of which 90% was directed outside Italy, concerned in particular Angola, Egypt, Norway, Nigeria and the Gulf of Mexico. In Italy exploration concerned essentially the offshore of Sicily, the Po Valley and the Adriatic Sea.
As compared to 2005, capital expenditure increased by euro 238 million, up 4.8%, due to the increase in exploration expenditure mainly in Egypt and Nigeria. These effects were offset in part by lower development expenditure resulting essentially from the completion of relevant projects in Libya (Bahr Essalam), Nigeria (trains 4 and 5 of the Bonny LNG plant) and the purchase of an additional 1.85% interest in the Kashagan field in the first half of 2005 (euro 169 million).

Storage
Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (“Stogit”) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.
Storage services are provided by Stogit through eight storage fields located in Italy, based on 10 storage concessions vested by the Ministry of Productive Activities.
In 2006, the share of storage capacity used by third parties was 46%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from a non significant value, passed to 42%.

2004	2005	2006

Available capacity
Modulation and mineral	(bcm)	7.5	7.5	8.4
- share utilized by Eni	(%)	47	44	54
Strategic	(bcm)	5.1	5.1	5.1
Total customers	(units)	39	44	38
Customers of modulation and mineral services	(units)	29	35	38

Regulatory framework
Storage code
With Resolution No. 220/06, the Italian Authority for Electricity and Gas approved the storage code proposed by Stoccaggi Gas Italia on the basis of the framework and criteria established by Resolution No.119/05 (“Adoption of guarantees for free access to natural gas storage services, duties of subjects operating storage activities and rules for the preparation of a storage code”).
This code disciplines access to and provision of storage services during normal operational conditions, regulates procedures for conferring storage capacities,

fulfilment of obligations concerning operating programming and fees to be charged to customers.
The code has been in force since November 1, 2006, as of the beginning of the storage cycle.
The storage company offers services, on economic conditions and according to an access priority established by the Italian Authority for Electricity and Gas as follows:
(i) services which the storage company is obliged to offer consisting of: modulation storage services, mineral storage services, and strategic storage services.
(ii) operating balancing services of transport companies, including hourly modulation.

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The modulation storage service is finalized to satisfy daily, seasonal and peak modulation needs. Final clients consuming less than 200,000 cm on an annual basis are entitled to a priority when satisfying their modulation requirements. To that end, the storage company makes available its capacity for space, injection and offtake on an annual basis in accordance with its storage code.
The mineral storage service is finalized to allow natural gas producers to perform their activity under optimal operating conditions, according to criteria determined by the Ministry of Economic Development.
The strategic storage service is destined to satisfy certain obligations of natural gas importers from countries not belonging to the EU in accordance with Art. 3 of Legistlative Decree No. 164/2000. The relevant storage capacity dedicated to this service is determined by the Ministry of Economic Development.

Determination of tariffs
According to Resolution No. 50/06 of the Italian Authority for Electricity and Gas (“Criteria for the determination of tariffs for natural gas storage services”), the storage company calculates revenues for the determination of unit tariffs for storage services by adding the following cost elements:
i) a return on the capital employed by the storage company equal to 7.1% (8.33% in the first regulated period). The Resolution confirmed the mechanisms for the evaluation of net capital employed established in the prior regulatory period;
ii) technical and economic depreciation charges;
iii) operating costs.

In the years following the first year of the new regulated period, reference revenues are updated to take account of variations of capital employed and the impact of the indexation of depreciation charges and operating costs to consumer price inflation lowered by a preset rate of productivity recovery.
Storage tariffs are articulated as follows:
i) a unit fee for the use of space;
ii) a unit fee for the use of injection capacity;
iii) a unit fee for the use of offtake capacity;
iv) a unit fee for gas volumes handling;
v) a unit fee for having such volumes of gas available as necessary to fulfil strategic storage obligations on part of interested operators.

Applicable regulation provides for incentives to capital expenditure intended to develop and upgrade storage capacity by recognizing an additional rate of return of 4% on the basic rate to capital expenditure projects aiming at developing new storage deposits and increasing existing capacity. Such incentives are applicable for a sixteen-year period and an eight-year period, respectively.

Fees charged for balancing activities
and storage restoration
Fees deriving from balancing activities and restoration of strategic volumes offtaken are regulated by certain prescriptions from the Italian Authority for Electricity and Gas providing for repartition of such fees among customers of storage services until the 2005-2006 thermal year.
Resolution No. 50/2006 changed such regime by establishing that such fees cover revenues deriving from new investment.

Contents
Gas & Power

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	17,302	22,969	28,368
Operating profit		3,428	3,321	3,802
Adjusted operating profit		3,448	3,531	3,882
Adjusted net profit		2,290	2,552	2,862
Capital expenditure		1,451	1,152	1,174
Adjusted capital employed, net		18,383	18,898	18,864
ROACE adjusted	(%)	12.6	13.7	15.1
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe		85.32	92.50	95.97
- G&P divison sales		80.62	87.99	91.90
- Upstream sales (b)		4.70	4.51	4.07
Customers in Italy	(million units)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(terawatthour)	13.85	22.77	24.82
Employees at year end	(units)	12,843	12,324	12,074

(a)	Before elimination of intersegment sales.
(b)	Does not included Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006 respectively.

Strategic agreement with Gazprom
› In November 2006, Eni and Gazprom signed a broad strategic agreement. This agreement strengthens a long term partnership between the two companies and represents a fundamental step towards the security of energy supplies to Italy. Key features of this deal are the extension of the duration of Gazprom gas supply contracts to Eni until 2035, further strengthening Eni’s supply portfolio and the pursuing of joint initiatives in the upstream sector in Russia. Gazprom is expected to enter the Italian market by selling volumes of gas starting in 2007. Gazprom will obtain the availability of such volumes by means of a corresponding reduction in volumes previously supplied to Eni

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Financial results
› The Gas & Power business confirmed its ability to generate strong and stable performances. The adjusted net profit rose euro 310 million to euro 2,862 million compared to 2005 (up 12.1%) reflecting primarily higher selling margins on natural gas sales, a lower impact of Resolution No. 248/2004 of the Italian Authority for Electricity and Gas, a growth in natural gas volumes sold, volumes transported for the coming on line of the GreenStream gasline and electricity production sold

› Return on average capital employed was 15.1% on an adjusted basis in 2006 (13.7% in 2005)

› Capital expenditure totalled euro 1,174 million and related essentially to development and maintenance of Eni’s transport and distribution networks in Italy, the finalization of the upgrading plan of electricity generation capacity and the start up of the upgrading plan of import gaslines

Operating results
› Natural gas sales were up approximately 4% to 97.48 bcm primarily reflecting a growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria, France) also for the build-up of supplies of natural gas from Libya, partly offset by a decrease in sales in Italy due to mild weather conditions in the fourth quarter of the year

› Electricity production sold was 24.82 terawatthour, up 9% compared with 2005 reflecting the ramp-up of new production capacity

Other developments
› As a part of its development strategy of the natural gas distribution and sale businesses by means of regional alliances, Eni and its local authority partners defined the Toscana project with the establishment of a regional distribution company, managed by Eni and boasting 1.6 million users and a regional selling company controlled by Eni boasting 600 thousand clients and 1.1 billion cubic meters of annual sales

NATURAL GAS

Supply of natural gas
In 2006, Eni’s Gas & Power segment supplied 89.27 bcm of natural gas, with an increase of 6.71 bcm from 2005, up 8.1%. Natural gas volumes supplied outside Italy (79.06 bcm) represented 89% of total supplies of fully consolidated subsidiaries (87% in 2005) with a 7.23 bcm increase from 2005 (up 10.1%), primarily reflecting the reaching of full volumes of supplies from Libyan fields (up 2.79 bcm), higher purchases from the Netherlands (up 1.99 bcm), from Russia to the Turkish market (up 1.21 bcm) and via LNG (1.01 bcm). In addition, supplies from Croatia increased (up 0.43 bcm) due to the ramp-up of new production from Eni-operated natural gas fields in the Adriatic offshore. The main declines concerned purchases from Algeria (down 0.74 bcm) and extra Europe supplies. Supplies in Italy (10.21 bcm) declined by 0.52 bcm, down 4.8%, from 2005, due to a production decline of Eni’s natural gas fields.

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In 2006, natural gas volumes input to storage deposits owned by Stoccaggi Gas in Italy and Gaz de France in French territory and in Austria were 3.01 bcm, compared to net offtakes of 0.84 bcm in 2005.

TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Specifically, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.
Despite the fact that an increasing portion of natural gas volumes purchased under said contracts has been sold outside Italy, management believes that in the long term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructure, and	the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfilment of Eni’s obligations in connection with its take-or-pay supply contracts.

Sales of natural gas
Natural gas sales in Europe (97.48 bcm, including own consumption, Eni’s share of affiliates sales and upstream sales in Europe) were up 3.27 bcm from 2005, or about 4%, due to higher sales in the rest of Europe (4.9 bcm, up approximately 16%), higher supplies of natural gas to Eni’s wholly-owned subsidiary EniPower for power generation (up 0.59 bcm, or 10.6%), offset in part by lower sales by fully consolidated subsidiaries in Italy (down 1.53 bcm, or 2.9%).
In an increasingly competitive market, natural gas sales of fully consolidated subsidiaries in Italy (50.94 bcm) declined by 1.53 bcm from 2005, due to lower supplies related to mild weather conditions in the fourth quarter, negatively affecting sales volumes to the power generation segment (down 0.93 bcm), wholesalers (down 0.51 bcm) and residential and commercial users (down 0.4 bcm) , offset in part by higher sales to the industrial sector (up 0.26 bcm). Sales under the so-called gas release[1] (2 bcm) increased by 0.05 bcm from 2005.

(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.

Supply of natural gas	(bcm)	2004	2005	2006	Change	% Ch.

Italy	11.30	10.73	10.21	(0.52)	(4.8)
Russia for Italy	20.62	21.03	21.3	0.27	1.3
Russia for Turkey	1.60	2.47	3.68	1.21	49.0
Algeria	18.86	19.58	18.84	(0.74)	(3.8)
Netherlands	8.45	8.29	10.28	1.99	24.0
Norway	5.74	5.78	5.92	0.14	2.4
Hungary	3.56	3.63	3.28	(0.35)	(9.6)
Libya	0.55	3.84	6.63	2.79	72.7
Croatia	0.35	0.43	0.86	0.43	100.0
United Kingdom	1.76	2.28	2.5	0.22	9.6
Algeria (LNG)	1.27	1.45	1.58	0.13	9.0
Others (LNG)	0.70	0.69	1.57	0.88	..
Other supplies Europe	0.12	1.18	1.85	0.67	56.8
Outside Europe	1.21	1.18	0.77	(0.41)	(34.7)
Outside Italy	64.79	71.83	79.06	7.23	10.1
Total supplies	76.09	82.56	89.27	6.71	8.1
Offtake from (input to) storage	0.93	0.84	(3.01)	(3.85)	..
Network losses and measurement differences	(0.53)	(0.78)	(0.50)	0.28	(35.9)
Available for sale of Eni's own companies	76.49	82.62	85.76	3.14	3.8
Available for sale of Eni's affiliates	5.84	7.08	7.65	0.57	8.1
Total available for sale	82.33	89.70	93.41	3.71	4.1

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Own consumption[2] was 6.13 bcm, up 0.59 bcm or 10.6%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.
In 2006, natural gas sales of fully consolidated subsidiaries in the rest of Europe increased by 4.49 bcm to 27.93, or 19.2%, reflecting a growth in: (i) sales under long-term supply contracts to Italian importers (up 2.57 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 1.22 bcm); (iii) Germany and Austria (up 0.84 bcm) essentially due to increased spot sales to Gaz de France and higher supplies to other industrial operators and wholesalers; (iv) France (up 0.42 bcm) relating to higher supplies to industrial operators. These increases were partly offset by a decrease in sales in Hungary (down 0.29 bcm) and Northern Europe (down 0.1 bcm).
Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 6.88 bcm, up 0.4 bcm with Unión Fenosa Gas posting the major increase and concerned: (i) GVS (Eni’s interest 50%) with 2.94 bcm; (ii) Unión Fenosa Gas

(Eni’s interest 50%) with 2.17 bcm; and (iii) Galp Energia (Eni’s interest 33.34%) with 1.65 bcm.

(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Natural gas sales	(bcm)	2004	2005	2006	Change	% Ch.

Italy (*)	50.08	52.47	50.94	(1.53)	(2.9)
Wholesalers (selling companies)	13.87	12.05	11.54	(0.51)	(4.2)
Gas release	0.54	1.95	2	0.05	2.6
End customers	35.67	38.47	37.40	(1.07)	(2.8)
Industries	12.39	13.07	13.33	0.26	2.0
Power generation	15.92	17.6	16.67	(0.93)	(5.3)
Residential	7.36	7.8	7.4	(0.40)	(5.1)
Own consumption (*)	3.7	5.54	6.13	0.59	10.6
Rest of Europe (*)	21.54	23.44	27.93	4.49	19.2
Outside Europe	1.17	1.17	0.76	(0.41)	(35.0)
Total sales to third parties and own consumption	76.49	82.62	85.76	3.14	3.8
Sales of natural gas of Eni’s affiliates (net to Eni)	5.84	7.08	7.65	0.57	8.1
Italy (*)		0.07	0.02	(0.05)	(71.4)
Rest of Europe (*)	5.3	6.47	6.88	0.41	6.3
Outside Europe	0.54	0.54	0.75	0.21	38.9
Total sales and own consumption (G&P)	82.33	89.7	93.41	3.71	4.1
Upstream in Europe (a)	4.7	4.51	4.07	(0.44)	(9.8)
Worldwide	87.03	94.21	97.48	3.27	3.5
Gas sales in Europe	85.32	92.5	95.97	3.47	3.8
G&P in Europe (*)	80.62	87.99	91.9	3.91	4.4
Upstream in Europe (a)	4.7	4.51	4.07	(0.44)	(9.8)

(*)	Market sectors denoted with an asterisk are included in "G&P in Europe".
(a)	Does not include Eni's share of sales made by Nigeria LNG (Eni's share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006, respectively.

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Unión Fenosa Gas sold 0.45 bcm in international markets, in particular in Japan (0.27 bcm) and South Korea (0.09 bcm), as new market opportunities arose allowing to optimize selling margins.

Transport and regasification
of natural gas
In 2006, volumes of natural gas input in the national grid (87.99 bcm) increased by 2.89 bcm from 2005, up 3.4%, primarily reflecting higher volumes input to storage. Eni transported 30.9 bcm of natural gas on behalf of third parties in Italy, up 0.68 bcm from 2005, or 2.3%.
In 2006, the LNG terminal in Panigaglia (La Spezia) regasified 3.13 bcm of natural gas (2.49 bcm in 2005), discharging 96 tanker ships (79 in 2005). The increase	in volumes regasified reflected a higher availability of LNG on the market.

Development projects
LNG Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. In June 2006, the partners of the project (Unión Fenosa Gas, the Spanish-Egyptian company SEGAS an affiliate of Unión Fenosa Gas, State owned Egyptian companies EGAS and EGPC, and oil producers Eni and BP) defined terms and conditions for doubling the plant capacity by means of another treatment train. Expected capital expenditure amounts to

Gas volumes transported (a)	(bcm)	2004	2005	2006	Change	% Ch.

Eni	52.15	54.88	57.09	2.21	4.0
On behalf of third parties	28.26	30.22	30.9	0.68	2.3
Enel	9.25	9.9	9.67	(0.23)	(2.3)
Edison Gas	8.00	7.78	8.8	1.02	13.1
Others	11.01	12.54	12.43	(0.11)	(0.9)
	80.41	85.1	87.99	2.89	3.4

(a)	Include amounts destined to domestic storage.

approximately $1.5 billion; start-up is expected by 2010. For further information about the upstream section of the project see “Exploration & Production - Main exploration and development projects”.
The project also foresees the construction of two tankers each with a capacity of 155,000 cm.

LNG Spain
In April 2006, the Sagunto regasification plant with a capacity of 6.7 bcm/y started operations near Valencia. Eni, through Unión Fenosa Gas, holds a 21.25% interest in this plant. At present, Eni’s share of regasification capacity amounts to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Relevant works started in the second half of 2006.
Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, under construction and expected to be completed by the first half of 2007, targeting a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s share.	Marketing actions in Germany and France
In 2006, Eni began to supply the German company Wingas under a long-term contract, envisaging 1.2 bcm/y of natural gas. The gas is delivered at Eynatten at the German-Belgian border.
Marketing activities targeting an increase in natural gas sales in Germany and the pursuit of new opportunities arising from the ongoing liberalization process have been started.
In 2006, Eni started direct sales of natural gas in the French market with a new branch in Paris. New industrial and wholesaler clients were acquired; sales for the year hit the 1 bcm level.
Supplies to the French company EDF ramped up, in execution of the long term supply contract signed in July 2005.

Galp
On March 29, 2006, an eight-year agreement among Galp partners became effective addressing the joint management of the company. Galp partners include Eni, Amorim Energia (a privately held Portuguese company in which Sonangol, the national oil company of Angola, holds a minority stake), Rede Electrica Nacional (REN), and Caixa Geral de Depositos (a primary Portuguese financial institution).

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Italy (Gela): GreenStream - Gas terminal

On September 26, 2006, in accordance with the agreement, Galp’s regulated activities comprising a high pressure network, storage sites and a regasification terminal located in Sines were spinned-off and sold to REN which exited Galp capital on October 18, 2006.
On October 24, 2006, the Portuguese State divested part of its stake in Galp through an IPO. At the same time, Galp shares were registered on the national Portuguese stock exchange.
The shareholders of Galp post-IPO are: Eni (33.34%), Amorim Energia (33.34%), the Portuguese State (7.00%), Iberdrola (4%), Caixa (1%) and Setgas (0.04%); floating shares represent 21.28 % of the share capital.

Upgrade of import gaslines
Eni started implementing the upgrading plan of the natural gas import gaslines TTPC from Algeria and TAG from Russia.

TTPC - Algeria
The transport capacity of the TTPC gasline from Algeria is expected to be increased by 6.5 bcm/y of which a 3.2 bcm/y portion is planned to come on line on April 1, 2008, and a 3.3 bcm/y portion on October 1, 2008. Capital expenditure is expected at euro 450 million, increasing the amount initially budgeted in 2005 due to cost overruns and revisions of the engineering of the project. When the upgrading is fully operational, the gasline will deploy a transport capacity of 33.5 bcm/y.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel. The first portion of the TTPC upgrade was assigned to third parties in November 2005.	The procedure to assign the second portion was closed in February 2007.

TAG - Russia
The transport capacity of the TAG gasline from Russia is expected to increase by 6.5 bcm/y coming on line on October 1, 2008. Expected capital expenditure amounts to euro 253 million; Eni’s share of this expenditure is 94%. A 3.2 bcm portion of the upgrade was assigned to third parties in February 2006 and the procedure assigning the residual portion has been defined.
At the beginning of 2007, a previously implemented upgrade of this gasline came on line in order to allow the build up of the fourth supply contract from Russia. As a result, the gasline transport capacity increased from 33 to 37 bcm/y. The ongoing upgrading plan is expected to increase the gasline transport capacity to 44 bcm/y by 2009.

GreenStream - Libya
Eni plans to upgrade the GreenStream import gasline from Libya in order to expand volumes input in the national transport network by 3 bcm/y. Said upgrade is expected to come on line by 2011 and to entail an expenditure of euro 84 million.
When the ongoing plan of upgrading the TTPC and TAG gasline is fully operational and taking into account the full capacity of the GreenStream gasline from Libya currently in place (8 bcm/y), a total of approximately 21 bcm/y of new import capacity will be available to third parties on the basis of non-discriminating procedures of allocation (17.7 bcm of this new capacity have already been allocated to third parties).

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Italy (Panigaglia): Regasification terminal

Regasification terminal
Eni plans to build a new regasification terminal located off the Adriatic coast and to increase the capacity of the Panigaglia plant. These two projects are expected to upgrade the import capacity to Italy by 8 and 4.5 bcm/y, respectively, when fully operational. The planned start-up is expected by 2013 and 2014, respectively. The capital expenditure expected for the offshore regasification project amounts to approximately euro 800 million. In 2006, preliminary studies were performed in order to screen potential sites where the terminal may be located and on the configuration of the plant.

Agreement between Eni and Gazprom
On November 14, 2006, Eni and Gazprom signed a broad strategic agreement. This agreement sets up an international alliance enabling the two companies to launch joint projects in the mid and downstream gas, in the upstream and technological cooperation. This agreement is a major step towards the security of energy supply to Italy.

i) Midstream and downstream gas
The duration of Russian gas supply contracts to Eni is extended until 2035, confirming that Eni is presently the world’s single largest customer of Gazprom. Through this agreement, starting from 2007, Gazprom is expected to sell increasing volumes of gas directly on the Italian market, building up to some 3 bcm in 2010 and to maintain such level in subsequent years for the duration of said long term supply contract. Volumes expected to be sold by Gazprom will be subtracted from volumes supplied to

Eni under the fourth long-term supply contract. In 2007, Eni expects to reduce its supplies from Gazprom by 1 bcm, and Gazprom to sell approximately 1 bcm under this scheme.

ii) Upstream
Eni and Gazprom have identified major projects (companies and assets) in Russia and outside Russia that will be jointly pursued by the two partners. Eni and Gazprom have agreed to work with each other on an exclusive basis on these projects, which are expected to be finalized by the end of 2007.

iii) Technological cooperation and development
Eni and Gazprom will sign specific agreements in the following areas:
  long-distance gas transportation. In this sector Eni and Snam Rete Gas will provide their know-how and expertise, including proprietary transport technology TAP (high pressure transmission) for the development of Russia’s gas transportation system;
  development of LNG projects for the global gas market.

Agreement between Eni and Nigeria LNG
Eni signed a twenty-year sale and purchase agreement with Nigeria LNG (NLNG) Limited for the purchase of 1.375 mmtonnes/y (equivalent to approximately 2 bcm/y) of (LNG). LNG volumes sold to Eni are part of the volumes which are expected to be produced from the expansion of the capacity of the Bonny plant by means of the installation of a seventh train expected to come into operation in 2012.
LNG will be delivered by Nigeria LNG to the terminal of Cameron, Louisiana, where Eni already holds regasification capacity for about 6 bcm/year and will be sold to the US market. The volumes of LNG delivered to Eni through this agreement represent about 17% of the whole production of Bonny’s Train 7 expansion.
This agreement will make a further sizeable contribution to Eni's supply’s portfolio, enabling the company to strengthen its activities in the US and its role as leading player in the global LNG market.

Toscana project
On January 24, 2006, Eni, Italgas (Eni’s interest 100%) and the local authorities partners of Fiorentina Gas SpA (Eni’s interest 51.03%) and Toscana Gas SpA (Eni’s interest 46.1%), signed a framework agreement for developing an alliance in the field of natural gas distribution and sale in the Toscana Region.

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As a part of the agreement, Toscana Energia SpA (Eni’s interest 48.72%) was established upon contribution in-kind of the partners’ stakes in the distribution companies Fiorentina Gas and Toscana Gas.
The local authorities, partners of Toscana Energia SpA hold the responsibility for strategic decisions and control, while Eni maintains operating and management responsibilities, being the industrial partner of the initiative. In addition, this agreement provides for Fiorentina Gas Clienti SpA (Eni’s interest 100%) to be merged into Toscana Gas Clienti SpA (Eni’s interest 46.1%, Tuscan municipalities 53.9%), resulting in the establishment of a regional selling company under Eni’s control (79.22%), re-named Toscana Energia Clienti and boasting 600 thousand clients and sale volumes of 1.1 bcm/y in 147 Tuscan municipalities.
The Italian Antitrust Authority authorized this transaction on July 20, 2006. The merger deed was defined on February 22, 2007, effective from March 1, 2007.

Restructuring power activities and launching of Dual Offer
In 2006, the G&P division started a project aiming at revamping the power generation business.
Under this project, the G&P division is expected to conduct directly the marketing activity of electricity, previously conducted by EniPower, starting in 2007. This scheme will allow the integrated management of marketing activities of gas and electricity and the development of a joint-offer of natural gas and electricity to customers.

Regulatory framework
Determination of reference prices for non eligible customers at December 31, 2002 - Resolutions No. 248/2004 and 134/2006 of the Italian Authority for Electricity and Gas
With a decision of November 13, 2006, the Council of State concluded the dispute between operators of the natural gas business, among which Eni, and the Italian Authority for Electricity and Gas related to Resolution No. 248 of December 29, 2004 “Determination of reference prices for non eligible customers at December 31, 2002” confirming the existence of formal flaws impairing the efficacy of the appeal presented by the Authority against the first degree decision that annulled the Authority’s decision against operators.
As far as the substance of the appeal is concerned, the Council of State previously stated that the Authority is entitled to hold such powers as to regulate certain activities of the energy sector in Italy which were liberalized by Law No. 239/2004 (in particular the sale of natural gas). Said regulatory powers enable the Authority to preserve competition and protect final clients. Based on these considerations and on the uncertainty of the efficacy of decisions implementing Resolution No. 248/2004 (among these No. 298/2005, No. 65/2006 and No. 134/2006) Eni’s management prepared its consolidated financial statements for 2006 by assessing the impact of the regulatory regime based on the indexation mechanism set out by Resolution No. 248/2004. This treatment was consistent with the one adopted in the preparation of quarterly and semi-annual accounts for 2006. In addition, Eni began to renegotiate the terms of supply contracts with its wholesale customers as provided for by Resolution No. 134/2006, which obliged Italian wholesalers to offer final clients new pricing terms which take into account the revision of the indexation mechanism of the raw material component as introduced by Resolution No. 248/2004. This provision applies only to wholesale contracts closed after the entry into force of Resolution No. 248/2004.
The provision accrued in the 2005 consolidated financial statements as an estimate of the impact of the indexation mechanism of Resolution No. 248/2004 in 2005 was deemed partially redundant as a result of the provisions of Resolution No. 134/2006. In fact, Resolution No. 134/2006 granted to companies complying with the renegotiation requirement an amount corresponding to 50% of the difference between the updating of the cost of raw materials calculated under Resolution No. 284/2005 and that calculated under the previous regime (under Resolution No. 195/2002) for the 2005 fiscal year as well as 50% of the variable compensation component in wholesale contracts. For further information on this matter see Eni’s Report on the First Half of 2006 - Operating Review - Gas & Power - Regulation - Determination of reference prices for non eligible customers at December 31, 2002 - Resolutions No. 248/2004 and No. 134/2006 of the Italian Authority for Electricity and Gas.
With Resolution No. 12/2007 of January 23, 2007, the Italian Authority for Electricity and Gas started a procedure to adopt a new indexation mechanism of the cost of raw material effective retroactively as of January 1, 2005. On March 1, 2007, the Authority published a consultative document.

Opening of an inquiry on prices
from the Italian Authority for Electricity and Gas
With Resolution No. 226/2006 of October 21, 2006, the Italian Authority for Electricity and Gas closed a formal inquiry against Eni that commenced with

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Italy: Control room of the Ferrera Erbognone EniPower station.

Resolution No. 107/2005, stating that Eni allegedly failed to comply with an obligation to transmit certain pieces of information regarding Eni’s natural gas import contracts to the Authority. Therefore, the Authority fined Eni by an amount of euro 10 million.
In spite of the circumstance that Eni spontaneously transmitted the requested pieces of information, the Authority objected to the fact that Eni delayed the fulfilment of its obligation to transmit said information, resulting in a behaviour in breach of the rules requiring the establishment of information flows intended to allow the Authority to perform its tasks. Eni filed a claim against the Authority’s decision before the Regional Administrative Court of Lombardy. For further information on this matter see Eni’s Report on the First Half of 2006 - Operating Review - Gas & Power - Regulation - Opening of an inquiry on prices from the Authority for Electricity and Gas.
Eni accrued a provision for this matter.

Inquiry of the Italian Authority for Electricity and Gas on behaviors of operators selling natural gas to end customers
With Resolution No. 235/06 of November 6, 2006, the Italian Authority for Electricity and Gas closed the inquiry that started in October 2005, on the commercial behavior of companies selling natural gas to end customers located in urban centers (residential, services, commercial activities and small enterprises) aiming at acquiring new customers or re-acquiring customers transferred to other sellers, with particular reference to hurdles posed by companies to customers wishing to leave one distributor or to the entry of competitors on the market. In its final report,	the Authority confirmed the existence of certain critical points about the real level of competition within this market segment and proposed different options to complete and adjust the regulatory framework in order to overcome acknowledged deficiencies.

Resolution No. 137/2002 of the Italian Authority for Electricity and Gas - Access to transport services and Network Code of Snam Rete Gas
The Italian Authority for Electricity and Gas, with Resolution No. 137/2002, defined the criteria for regulating access to national natural gas transport networks, in particular the issue of priority. Eni filed a claim against this decision with the Regional Administrative Court of Lombardy that was partially accepted with the Court’s resolution on December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on February 19, 2004. The hearing for the discussion of this case has not yet been scheduled.

Legislative Decree No. 164/2000
Legislative Decree No. 164/2000 imposed thresholds to operators until December 31, 2010 in relation to a percentage share of domestic consumption set as follows: (i) 75%, from January 1, 2002, for imported or domestically produced natural gas volumes input in the domestic transmission network destined to sales; this percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of volumes consumed in operations and in the case of sales also net of losses. The decree also provides for periodic controls of the respect of said

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ceilings. This control is performed each year by the Italian Antitrust Authority by comparing the allowed three-year average percent share of domestic consumption for both input volumes and sales volumes with the one actually achieved by each operator. In particular, 2006 closes the third three-year regulated period for natural gas volumes input in the domestic transmission network, for which the allowed percentage was 69% of domestic consumption of natural gas, and the second three-year regulated period for sales volumes. Eni’s presence on the Italian market complied with said limits.

POWER GENERATION
Eni’s electricity business is conducted by EniPower SpA and its subsidiaries owning power stations located at Eni’s sites in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with an installed capacity of 4.9 gigawatts as of December 31, 2006.
Eni is implementing an upgrading plan of its power generation capacity, targeting an installed capacity of 5.5 gigawatt in 2010. When this capacity is on line in 2010, production volumes are expected at 31 terawatthour, corresponding to approximately 8% of expected volumes of electricity generated in Italy by that year. Planned capital expenditure amounts to approximately euro 2.4 billion, of these euro 2 billion have already been deployed.
The development plan has been completed at all sites except for Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL AG, construction of two new 390 megawatt combined cycle units is underway. This will bring installed capacity to 840 megawatt and with start-up is expected in the second half of 2007. Moreover, Eni has planned the installation of a new 240 megawatt combined cycle unit located in Taranto (current capacity 75 megawatt).
New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 terawatthour reduces emissions of carbon dioxide by approximately 11 million tonnes, as compared to emissions using conventional power generation technology.
In 2006, electricity production sold was 24.82 terawatthour, up 2.05 terawatthour or 9% as compared to 2005. Increased production reflected the ramp-up of the three combined cycle units at the Brindisi plant entering full commercial operation since September 2006 (up approximately 3 terawatthour) and of the two combined cycle units at the Mantova plant fully operational in 2006 (up 0.9 terawatthour). These increases were offset in part by the standstill of the Ravenna power plant (down 0.85 terawatthour) due to maintenance activity.
Eni also purchased 6.21 terawatthour from third parties in and outside Italy. Sales of steam amounted to 10,287 million tonnes, down 3.5% from 2005.
Approximately 55% of sales were directed to end users, 28% to the Electricity Exchange, 8% to GRTN/Terna (under CIP 6/92 contracts and imbalances in input) and 9% to wholesalers. All the steam produced was sold to end users.

2004	2005	2006	Change	% Ch.

Purchases
Natural gas	(mmcm)	2,617	4,384	4,775	391	8.9
Other fuels	(ktoe)	784	659	616	(43)	(6.5)
Include cracking steam		89	96	136
Sales
Electricity production sold	(terawatthour)	13.85	22.77	24.82	2.05	9.0
Electricity trading	(terawatthour)	3.1	4.79	6.21	1.42	29.6
Steam	(ktonnes)	10,040	10,660	10,287	(373)	(3.5)

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Capital expenditure
Capital expenditure in the Gas & Power segment totaled euro 1,174 million and related essentially to:(i) development and maintenance of Eni’s primary transport network in Italy (euro 627 million); (ii) the continuation of the construction of combined cycle	power plants (euro 229 million), in particular at the Ferrara and Brindisi sites; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 158 million).

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Italy	1,236	1,066	1,014	(52)	(4.9)
Outside Italy	215	86	160	74	86.0
	1,451	1,152	1,174	22	1.9
Market	56	40	63	23	57.5
Italy	36	2	0	(2)	(100.0)
Outside Italy	20	38	63	25	65.8
Distribution	187	182	158	(24)	(13.2)
Transport	757	691	724	33	4.8
Italy	562	643	627	(16)	(2.5)
Outside Italy	195	48	97	49	102.1
Power generation	451	239	229	(10)	(4.2)
	1,451	1,152	1,174	22	1.9

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Refining & Marketing

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	26,089	33,732	38,210
Operating profit		1,080	1,857	319
Adjusted operating profit		923	1,214	790
Adjusted net profit		674	945	629
Capital expenditure		693	656	645
Adjusted capital employed, net		4,835	5,326	5,766
Roace adjusted	(%)	13.0	18.2	10.7
Refining throughputs on own account	(mmtonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries		26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	524	534
Balanced capacity utilization rate	(%)	100	100	100
Retail sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded service stations in Europe	(kliters)	2,488	2,479	2,470
Employees at year end	(units)	9,224	8,894	9,437

(a)	Before elimination of intersegment sales.

Financial results
› In 2006, adjusted net profit was down euro 316 million to euro 629 million, or 33.4%, mainly due to a decline in refining margins as a result of a weak trading environment

› Eni’s realized refining margins recorded a better trend than market reference margins reflecting Eni’s refinery capacity to process heavy crudes which are discounted as compared to the Brent crude market benchmark, thus resulting in a higher profitability of the heavy barrel

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› Return on average capital employed was 10.7% on an adjusted basis, declining from 2005 (18.2% in 2005)

› Capital expenditure totalled euro 645 million and mainly related to projects aimed at improving flexibility and yields of refineries and upgrading the refined product retail network in Italy and in the rest of Europe

Operating results
› Refining throughputs on own account in Italy and outside Italy (38.04 mmtonnes) declined by 0.75 mmtonnes from 2005, down 1.9%, due mainly to higher maintenance standstills, particularly at third party refineries, while wholly-owned refineries achieved stable processing levels

› Retail sales of refined products in Italy (8.66 mmtonnes) declined 1% from 2005 mainly due to competitive pressure. This decrease was more than offset by a growth in retail volumes marketed in the rest of Europe (3.82 mmtonnes, up 4.1%), mainly in Germany and Spain

› Sales on the wholesale market in Italy (10.06 mmtonnes) were down 4% due primarily to the decline registered in the fourth quarter due to the impact of mild weather conditions. This decline was partially offset by a growth in volumes marketed on wholesale markets in the rest of Europe (4.6 mmtonnes, up 2.2%), in particular in Germany and Spain

Supply and trading
In 2006, a total of 65.70 mmtonnes of oil were purchased (66.48 mm in 2005), of which 36.81 mmtonnes from Eni’s Exploration & Production segment[1], 18.16 mmtonnes under long-term contracts with producing countries and 10.73 mmtonnes on the spot market. Some 21% of oil purchased came from West Africa, 21% from North Africa, 18% from countries of the former Soviet Union, 14% from the Middle East,	14% from the North Sea, 7% from Italy and 5% from other areas. Some 30.66 mmtonnes were traded, down 1.3% from 2005. In addition, 3.18 mmtonnes of intermediate products were purchased (3.58 in 2005) to be used as feedstock in conversion plants and 16 mmtonnes of refined products (16.21 in 2005) were purchased to be sold on markets outside Italy (11.48 mmtonnes) and on the Italian market (4.52 mmtonnes) as a complement to own production.

(1)	The Refining & Marketing segment purchased approximately two-thirds of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited for processing in its own refineries due to their characteristics or geographic area.

Supply of oil	(mmtonnes)	2004	2005	2006	Change	% Ch.

Production outside Italy	31.7	32.86	32.76	(0.10)	(0.3)
Production in Italy	4.03	4.44	4.05	(0.39)	(8.8)
Total production	35.73	37.30	36.81	(0.49)	(1.3)
Spot markets	11.42	14.33	10.73	(3.60)	(25.1)
Long-term contracts	19.9	14.85	18.16	3.31	22.3
	67.05	66.48	65.70	(0.78)	(1.2)

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Refining
In 2006, refining throughputs on own account in Italy and outside Italy were 38.04 mmtonnes, down 0.75 mmtonnes from 2005, or 1.9%, owing to lower throughputs on third party refineries as a consequence of an accident occurred at the Priolo refinery and a maintenance standstill at the Milazzo refinery (Eni’s interest 50%).
Refining throughputs on own account were stable. In particular, refining throughputs increased at the Venice, Gela and Taranto refineries and decreased at the Sannazzaro refinery due to a maintenance standstill of the catalytic cracking unit and the visbreaking unit, and at the Livorno refinery due to general maintenance activity.
In April, a new unit for heavy residue gasification started operating at the Sannazzaro refinery.
Total throughputs on wholly-owned refineries (27.17 mmtonnes) decreased 0.17 mmtonnes from 2005, down 0.6%; balanced capacity of refineries was fully utilized. Approximately 35.9% of volumes of processed oil was supplied by Eni’s Exploration & Production segment (32.3% in 2005), representing a three percentage point increase from 2005. Incremental volumes of some 1.1 mmtonnes of equity oil processed related to higher supplies of heavy oil from Nigeria (due to the start-up of the Bonga field) and from Sicily, against a reduction of supplies of the Libyan Bu-Attifel oil processed at Priolo.

Distribution of refined products
In 2006, sales volumes of refined products (51.13 mmtonnes) were down 500 ktonnes from 2005, or 1%, mainly due to lower wholesale volumes (down 320 ktonnes) as a consequence of mild weather conditions in the last part of the year adversely affecting heating products sales. In addition, lower volumes were supplied to the petrochemical sector (down 460 ktonnes) owing to the technical accident that occurred at the Priolo refinery. These declines were offset in part by higher sales to oil companies and traders and by a growth in retail sales on the Agip branded network in Italy and outside Italy (up 60 ktonnes).
The impact of the Italiana Petroli (IP) divestment, effective September 1, 2005 (1.3 mmtonnes), was partly offset by supply of fuels to the same company under a five-year contract signed concurrently with the divestment.

Petroleum products availability	(mmtonnes)	2004	2005	2006	Change	% Ch.

Italy
Refinery intake in wholly-owned refineries	26.75	27.34	27.17	(0.17)	(0.6)
Refinery intake for third parties	(1.50)	(1.70)	(1.53)	0.17	(10.0)
Refinery intake in non-owned refineries	8.10	8.58	7.71	(0.87)	(10.1)
Consumption and losses	(1.64)	(1.87)	(1.45)	0.42	(22.5)
Products available	31.71	32.35	31.90	(0.45)	(1.4)
Purchases of finished products and change in inventories	5.07	4.85	4.45	(0.40)	(8.2)
Finished products transferred to foreign cycle	(5.03)	(5.82)	(5.35)	0.47	(8.1)
Consumption for power generation	(1.06)	(1.09)	(1.10)	(0.01)	(0.9)
Products sold	30.69	30.29	29.90	(0.39)	(1.3)
Outside Italy
Products available	4.04	4.33	4.37	0.04	0.9
Purchases of finished products and change in inventories	13.78	11.19	11.51	0.32	2.9
Finished products transferred from Italian cycle	5.03	5.82	5.35	(0.47)	(8.1)
Products sold	22.85	21.34	21.23	(0.11)	(0.5)
Sales in Italy and outside Italy	53.54	51.63	51.13	(0.50)	(1.0)

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Sales of refined products in Italy and outside Italy	(mmtonnes)	2004	2005	2006	Change	% Ch.

Retail marketing	10.93	10.05	8.66	(1.39)	(13.8)
- Agip brand	8.88	8.75	8.66	(0.09)	(1.0)
- IP brand	2.05	1.30		(1.30)	(100.0)
Wholesale marketing	10.7	10.48	10.06	(0.42)	(4.0)
Petrochemical	3.05	3.07	2.61	(0.46)	(15.0)
Other sales (a)	6.01	6.69	8.57	1.88	28.1
Sales in Italy	30.69	30.29	29.90	(0.39)	(1.3)
Retail marketing rest of Europe	3.47	3.67	3.82	0.15	4.1
Retail marketing Africa and Brazil	0.57
Wholesale marketing outside Italy	5.30	4.50	4.60	0.10	2.2
of which wholesale marketing rest of Europe	3.94	4.10	4.19	0.09	2.2
Other sales (a)	13.51	13.17	12.81	(0.36)	(2.7)
Sales outside Italy	22.85	21.34	21.23	(0.11)	(0.5)
	53.54	51.63	51.13	(0.50)	(1.0)

(a)	Includes bunkering, sales to oil companies and MTBE sales.

Retail sales in Italy
Retail volumes of refined products marketed on the Italian network (8.66 mmtonnes) were down 1.39 mmtonnes from 2005, or 13.8% mainly due to the IP divestment as outlined above.
Retail volumes marketed on the Agip branded network (8.66 mmtonnes) decreased of some 90 ktonnes, down 1%, due to a higher competitive pressure. This decline essentially concerned gasoline and BluDiesel, following a pattern aligned with national consumption trends. Market share of the Agip branded network was down 0.4 percentage points from 29.7% to 29.3% in 2006; average throughput in terms of gasoline and diesel fuel was 2,463 kliters, down 1.8% from 2005.
At December 31, 2006, Eni’s retail distribution network in Italy consisted of 4,356 service stations, seven more than at December 31, 2005 (4,349 units), resulting from the opening of new service stations (20 units) and the positive balance of acquisitions/releases of lease concessions (11 units), offset in part by the closing of service stations with low throughput (21 units) and the release of 3 service stations under highway concessions.
Retail volumes of BluDiesel – a high performance and low environmental impact diesel fuel – amounted to about 726 ktonnes (840 mmliters), down 14.8% from 2005, mainly due to an increasingly high sensitivity of consumers to retail prices of fuels in light of their escalation that pushed prices to historical peaks. At year-end, virtually all Agip branded service stations marketed BluDiesel (about 4,061 equal to 93%).
Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to	about 98 ktonnes (114 mm liters), down 9% from 2005, showing a trend similar to the one of BluDiesel. At year-end, service stations marketing BluSuper totaled 2,316 (1,719 at December 31, 2005) corresponding to approximately 53% of Eni’s network.
In 2006, Eni continued its Do-It-Yourself campaign which allows participating customers to obtain discounts or gifts (under agreements with Vodafone and Coop) in proportion to volumes of fuel purchased at self-service outlets, charged on an electronic card. Further bonuses are offered to the most faithful customers. At year-end, the number of active cards was approximately 3.9 million; turnover on cards increased by 3% from 2005. Volumes of fuel marketed under this initiative represented some 39% of total volumes

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Italy: Storage unit.

marketed on the Agip branded outlets joining the campaign, and some 31% of overall volumes marketed on the Agip network.

Retail sales outside Italy
In recent years, Eni’s strategy focused on selectively growing its market share, by means of acquisition of assets in European areas with interesting profitability perspectives, mainly in Central-Eastern Europe (in particular Southern Germany, Austria, the Czech Republic and Hungary), in South-Eastern France and the Iberian Peninsula. In pursuing such growth, Eni has been able to reap synergies in these areas facilitated by their proximity to Eni’s production and logistic facilities.
Over the last five years, retail volumes of refined products marketed in the rest of Europe have grown more than 50% (equal to a compound average growth rate of 9%). In 2006, retail sales were 3.82 mmtonnes, up 150 ktonnes from 2005, or 4.1%, particularly in Germany, Spain and Austria due to the ramp-up of new stations purchased or built with higher throughput than the average level of Eni’s network, while a few less efficient outlets were dismissed.
Volume growth was driven primarily by increased sales of diesel fuel and LPG, while gasoline volumes declined.
At December 31, 2006, Eni’s retail distribution network in the rest of Europe consisted of 1,938 units, an	increase of five units from December 31, 2005. The network’s evolution was as follows: (i) 31 service stations were acquired in Austria and France; (ii) 24 new outlets were opened in Spain and Austria; (iii) 46 low throughput service stations were closed in Spain and France; (iv) a negative balance of acquisitions/releases of lease concessions (down four units) was recorded, with negative changes in Portugal and Germany, positive ones in France and Spain. Average throughput (2,486 kliters) was up 2.4%.

Wholesale and other sales
Sales volumes on wholesale markets in Italy (10.06 mmtonnes) were down 0.42 mmtonnes from 2005, or 4%, reflecting mainly a decline in domestic consumption related to mild weather conditions in the fourth quarter of the year, with higher temperatures than the seasonal average. This decline mainly involved heating oil and fuel oil, as sales of the latter were also negatively impacted by a process of progressive substitution of fuel oil by natural gas as feedstock for power plants. Instead, jet fuel volumes increased from a year ago reflecting a recovery in the airline industry.
Sales on wholesale markets outside Italy (4.60 mmtonnes) increased 100 ktonnes, or 2.2%, mainly due to higher sales of diesel fuel in Germany and Spain.
Other sales (21.38 mmtonnes) increased by 1.52 mmtonnes,

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or 7.7%, mainly due to supplies to IP (up 1.3 mmtonnes) despite to its divestment in September 2005, and to sales to oil companies and traders (up 220 ktonnes).
Supplies of feedstock to the petrochemical industry (2.61 mmtonnes) declined by 460 ktonnes as a consequence of an accident that occurred at the Priolo refinery where Eni had a processing contract to produce feedstock for its nearby petrochemical complex. This agreement expired on December 31, 2006.	Capital expenditure
In 2006, capital expenditure in the Refining & Marketing segment amounted to euro 645 million and concerned: (i) refining, supply and logistics (euro 376 million) in Italy, aiming at improving flexibility and yields of refineries, in particular the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) upgrade and restructuring of the retail network in Italy (euro 125 million), including construction of new outlets; (iii) upgrade of the retail network in the rest of Europe (euro 98 million), including purchase and realization of new outlets, and, to a lesser extent, restructuring of existing ones.

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Italy	625	585	547	(38)	(6.5)
Outside Italy	68	71	98	27	38.0
	693	656	645	(11)	(1.7)
Refining, supply and logistics	420	349	376	27	7.7
Italy	420	349	376	27	7.7
Marketing	232	225	223	(2)	(0.9)
Italy	164	154	125	(29)	(18.8)
Outside Italy	68	71	98	27	38.0
Other activities	41	82	46	(36)	(43.9)
	693	656	645	(11)	(1.7)

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Petrochemical

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	5,331	6,255	6,823
Operating profit		320	202	172
Adjusted operating profit		263	261	219
Adjusted net profit		242	227	174
Capital expenditure		148	112	99
Production	(ktonnes)	7,118	7,282	7,072
Sales of petrochemical products		5,187	5,376	5,276
Average plant utilization rate	(%)	75.2	78.4	76.4
Employees at year end	(units)	6,565	6,462	6,025

(a)	Before elimination of intersegment sales.

› Adjusted net profit was euro 174 million, down euro 53 million from a year ago, or 23.3%, due to a poor operating performance dragged down by a weak petrochemical environment in the first half of 2006

› Sales of petrochemical products were 5,276 ktonnes, down 100 ktonnes from last year, or 1.9%, due to a lower product availability as a consequence of the outage of the Priolo cracker owing to an accident that occurred at the nearby refinery, negatively impacting the entire production cycle

› Petrochemical production volumes were 7,072 ktonnes, down 209 ktonnes from 2005, or 2.9%, mainly due to the outage of the Priolo cracker and related plants

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Sales - production - prices
In 2006, sales of petrochemical products (5,276 ktonnes) decreased by 100 ktonnes from 2005, down 1.9%. Main declines concerned: (i) basic petrochemicals (down 4.6%), due to lower product availability as a consequence of the outage of the Priolo cracker due to an accident occurred at the nearby refinery; (ii) elastomers (down 2.3%), due to a slow recovery of the Ferrara and Ravenna plant performance after maintenance activities carried out in the first half of the year; (iii) intermediates (down 10.4%), due to a weak demand. These negatives were offset in part by increased sales of polyethylene (up 3.2%) and aromatics (in particular, xylenes up 4.8%) reflecting good market conditions.
Production (7,072 ktonnes) declined by 209 ktonnes from 2005, down 2.9%, in particular in elastomers, polyethylene and basic petrochemicals, where lower production due to the standstill of the Priolo cracker was offset in part by higher production at the Porto Marghera, Sarroch and Dunkerque plants. Styrene	production also increased reflecting poor performance in 2005 affected by plant outages and technical issues.
Nominal production capacity was in line with 2005. Rising nominal capacity in a few crackers was offset in part by the outage of the Priolo cracker and related plants. Average plant utilization rate calculated on nominal capacity declined by 2 percentage points from 78.4% to 76.4%, mainly due to lower production volumes.
Approximately 35.2% of total production was directed to Eni’s own productions cycle (35.8% in 2005). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 10% of requirements (23% in 2005).
Prices of Eni’s main petrochemical products increased on average by 12%; all business areas posted increases. The most relevant increases were registered in: (i) olefins (up 16.5%), in particular ethylene and propylene; (ii) aromatics (up 19.6%), in particular xylenes; (iii) polyethylene (up 12%) with increases in all products; (iv) styrenes (up 8.2%), in particular styrene and polystyrenes; (v) elastomers (up 4.2%), in particular BR and TPR rubbers.

Product availability	(ktonnes)	2004	2005	2006	Change	% Ch.

Basic petrochemicals	4,236	4,450	4,275	(175)	(3.9)
Styrene and elastomers	1,606	1,523	1,545	22	1.4
Polyethylene	1,276	1,309	1,252	(57)	(4.4)
Production	7,118	7,282	7,072	(210)	(2.9)
Consumption of monomers	(2,616)	(2,606)	(2,488)	118	(4.5)
Purchases and change in inventories	685	700	692	(8)	(1.1)
	5,187	5,376	5,276	(100)	(1.9)

Sales	(ktonnes)	2004	2005	2006	Change	% Ch.

Basic petrochemicals	2,766	3,022	2,882	(140)	(4.6)
Styrene and elastomers	1,038	1,003	1,000	(3)	(0.3)
Polyethylene	1,383	1,351	1,394	43	3.2
	5,187	5,376	5,276	(100)	(1.9)

Contents
Business areas
Basic petrochemicals
Sales of basic petrochemicals of 2,882 ktonnes declined by 256 ktonnes from 2005, down 4.6%, mainly due to the outage of the Priolo cracker. Declines were registered in olefins (down 1.5%), intermediates (down 10.4%) and benzene (down 23%). Increasing sales in xylene (up 4.8%) and ethylene (up 3.2%) reflected higher product availability at other plants.
Basic petrochemical production (4,275 ktonnes) decreased by 175 ktonnes, down 3.9%. Lower production resulting from the Priolo cracker outage was offset in part by higher production at the Porto Marghera and Dunkerque.

Styrene and elastomers
Styrene sales (587 ktonnes) were slightly higher from 2005 (up 1.1%). Increasing sales in styrene reflected higher production availability. Declines were registered in compact polystyrene (down 1.5%) due to a lack of feedstock owing to the outage of the Priolo cracker and in ABS/SAN due to the outage of the EniPower power station with a negative impact on the Mantova plant.
Elastomers sales (413 ktonnes) increased by 1.2% from 2005 excluding the impact of the shutdown of the Champagnier plant in the second half of 2005. Increases concerned all products, with the exception of BR rubbers (down 8%) due to a maintenance standstill of the Ravenna Neocis plant.	Styrene production (1,088 ktonnes) increased by 3.8% reflecting mainly technical issues and a maintenance standstill that occurred at the Mantova plant in 2005.
Elastomer production (457 ktonnes) decreased by 1.3% excluding the impact of the shutdown of the Champagnier plant, due to a weak demand in BR (down 8.5%) and SBR (down 3.6%) rubbers. Production volumes of other rubbers increased in line with trends registered in demand.

Polyethylene
Polyethylene sales (1,394 ktonnes) were up 43 ktonnes or 3.2%, from 2005, reflecting positive market conditions for LLPDE (up 9.3%) and HPDE (up 1.5%). These increases were offset by a decline in EVA (down 3.7%) due to certain technical issues at the Oberhausen plant.
Production (1,252 ktonnes) declined by 57 ktonnes, or 4.4%, mainly due to the standstill of the Priolo cracker and related plants.

Capital expenditure
In 2006, capital expenditure (euro 99 million; euro 112 million in 2005) concerned efforts in upkeeping (euro 32 million), improving plant efficiency and streamlining (euro 32 million), environmental protection, safety and environmental regulation compliance (euro 23 million) and extraordinary and periodic maintenance (euro 12 million).

Contents
Engineering and Construction

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	5,696	5,733	6,979
Operating profit		203	307	505
Adjusted operating profit		215	314	508
Adjusted net profit		252	328	400
Capital expenditure		186	349	591
ROACE adjusted	(%)	10.5	12.0	12.8
Orders acquired		5,784	8,395	11,172
Order backlog		8,521	10,122	13,191
Employees at year end	(units)	25,819	28,684	30,902

(a)	Before elimination of intersegment sales.

› Adjusted net profit was euro 400 million, up euro 72 million from a year ago or 22%, reflecting a better operating performance against the backdrop of favourable trends in the demand for oilfield services

› Return on average capital employed calculated on an adjusted basis was 12.8% in 2006, up 12% from 2005

› Orders acquired amounted to euro 11,172 million, up euro 2,777 million from 2005 (+33.1%), in particular in onshore activities

› Order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005)

Contents
Activity for the year
Among the main orders acquired in 2006 were:
  an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1.2 mmbbl/d and production facilities within the development of the onshore Khursaniyah field in Saudi Arabia;
  a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 1.8 mmbbl for the development of the Gimboa field in the deep offshore of Angola for Sonangol P&P;
  an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore the Nile Delta;

  a 16-month long contract for the use of the semisubmersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil.

Orders acquired amounted to euro 11,172 million, of these projects to be carried out outside Italy represented 91%, while orders from Eni companies amounted to 24% of the total. Eni’s order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005). Projects to be carried out outside Italy represented 90% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

In February 2007, a contract for the construction of a new pipelayer has been signed. The unit, with a carrying capacity of 25 ktonnes and a lifting capacity of 600 tonnes by means of a crane, will be manufactered in China.

(million euro)	2005	Full year 2006	Change	% Ch.

Orders acquired (a)	8,395	11,172	2,777	33.1
Offshore construction	3,096	3,681	585	18.9
Onshore construction	4,720	4,923	203	4.3
Offshore drilling	367	2,230	1,863	..
Onshore drilling	212	338	126	59.4
of which:
- Eni	887	2,692	1,805	..
- Third parties	7,508	8,480	972	12.9
of which:
- Italy	858	1,050	192	22.4
- Outside Italy	7,537	10,122	2,585	34.3

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Change	% Ch.

Order backlog (a)	10,122	13,191	3,069	30.3
Offshore construction	3,721	4,283	562	15.1
Onshore construction	5,721	6,285	564	9.9
Offshore drilling	382	2,247	1,865	..
Onshore drilling	298	376	78	26.2
of which:
- Eni	695	2,602	1,907	..
- Third parties	9,427	10,589	1,162	12.3
of which:
- Italy	1,209	1,280	71	5.9
- Outside Italy	8,913	11,911	2,998	33.6

(a)	Includes the Bonny project for euro 5 million in orders acquired and euro 122 million in order backlog.

Contents

Capital expenditure
In 2006, capital expenditure in the Engineering and Construction segment (euro 591 million) concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 1 field; (ii) maintenance and upgrading of equipment; (iii) fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.

CEPAV Uno and CEPAV Due
Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) andfrom Milan to Verona (in the design phase).
With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and an additional payment amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably,	and on April 27, 2006, CEPAV Uno notified TAV a request for arbitration as provided for under terms of the contract. At the end of 2006, the CEPAV Uno consortium had completed works corresponding to 75% of the total contractual price.
With regard to the project for the construction of the tracks from Milan to Verona, in December 2004 , CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of damage related to TAV’s belated completion of its tasks, in January 2007, the arbitration committee came to a partial decision in support of CEPAV Due confirming the recovery of higher incurred costs for design activities.
A technical survey is underway to establish a final evaluation of the compensation as requested by the arbitration committee.
A law decree revoking the framework contract for the construction of the Milan-Verona line is due to be published. Rights of the Consortium to recover costs incurred up to date for design activities are expected to be preserved.

(million euro)	2005	2006	Change	% Ch.

Offshore construction	262	390	128	48.9
Onshore construction	20	53	33	165.0
Offshore drilling	46	101	55	119.6
Onshore drilling	13	36	23	176.9
Other	8	11	3	37.5
Capital expenditure	349	591	242	69.3

Contents

Financial Review

Profit and Loss Account

2004	(million euro)	2005	2006	Change	% Ch.

57,545	Net sales from operations	73,728	86,105	12,377	16.8
1,377	Other income and revenues	798	783	(15)	(1.9)
(41,592)	Operating expenses	(51,918)	(61,140)	(9,222)	(17.8)
5	of which non recurring items	(290)	(239)	51
(4,931)	Depreciation, amortization and impairments	(5,781)	(6,421)	(640)	(11.1)
12,399	Operating profit	16,827	19,327	2,500	14.9
(156)	Net financial income (expense)	(366)	161	527	..
820	Net income from investments	914	903	(11)	(1.2)
13,063	Profit before income taxes	17,375	20,391	3,016	17.4
(5,522)	Income taxes	(8,128)	(10,568)	(2,440)	(30.0)
42.3	Tax rate (%)	46.8	51.8	5.0
7,541	Net profit	9,247	9,823	576	6.2
	Pertaining to:
7,059	- Eni	8,788	9,217	429	4.9
482	- minority interest	459	606	147	32.0

Eni's net profit for 2006 was a record euro 9,217 million, up euro 429 million compared to 2005, or 4.9%. This increase reflected a better operating performance (up euro 2,500 million, or 14.9%), partially offset by a higher Group tax rate, which rose from 46.8% to 51.8%. The increase in the Group tax rate was recorded mainly in the Exploration & Production division due to: (i) the Algerian windfall tax on upstream earnings effective as from August 1, 2006 (with an overall impact of euro 328 million, of which euro 149 million pertaining to taxation for	the period and euro 179 million pertaining to the deferred tax impact); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from January 1, 2006, affecting both current taxation and deferred tax liabilities (with an overall impact of euro 198 million of which euro 107 million, pertaining to taxation for the period and euro 91 million pertaining to the deferred tax impact).

Contents
2004	(million euro)	2005	2006	Change	% Ch.

7,059	Eni’s net profit	8,788	9,217	429	4.9
(281)	Exclusion of inventory holding (gains) losses	(759)	33	792
(133)	Exclusion of special items:	1,222	1,162	(60)
5	- non recurring items	290	239	(51)
(138)	- other special items	932	923	(9)
6,645	Eni’s adjusted net profit (a)	9,251	10,412	1,161	12.5

(a)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, see the paragraph “Reconciliation of reported operating profit and net profit to results on an adjusted basis” pages 66.

Eni's adjusted net profit for the year was up 12.5% to euro 10,412 million. Adjusted net profit is calculated by excluding an inventory holding loss of euro 33 million and special charges of euro 1,162 million (both amounts are net of the related fiscal effect).

Special charges for the year were principally related to asset impairments, impacting mainly assets in the Exploration & Production division, environmental provisions, redundancy incentives, risk provisions with respect to certain fines imposed by certain regulatory and antitrust authorities and a deferred tax charge, reflecting the windfall tax levied by the Algerian Government and the supplemental tax rate in the UK, as mentioned above.	Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month period ending December 31, 2006 was 22.7% (20.5% in 2005).

Eni's results benefited from a favorable trading environment, with a higher Brent crude oil price (up 19.8% from 2005) and higher selling margins on petrochemical products. These positives were partially offset by declining refining margins (margin on Brent was down 34.4%). Selling margins on natural gas were underpinned by a favorable trading environment. The euro appreciated by 1% over the dollar.

The break-down of adjusted net profit by division1 is shown in the table below:

2004	(million euro)	2005	2006	Change	% Ch.

4,033	Exploration & Production	6,186	7,279	1,093	17.7
2,290	Gas & Power	2,552	2,862	310	12.1
674	Refining & Marketing	945	629	(316)	(33.4)
242	Petrolchemicals	227	174	(53)	(23.3)
252	Engineering & Construction	328	400	72	22.0
(241)	Other activities	(297)	(301)	(4)	(1.3)
(86)	Corporate and financial companies	(142)	54	196	..
(37)	Unrealized profit in inventory (a)	(89)	(79)	10	11.2
7,127		9,710	11,018	1,308	13.5
	of which:
482	minority interest	459	606	147	32.0
6,645	Eni’s adjusted net profit	9,251	10,412	1,161	12.5

(a)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded in asset of the purchasing division as of end of the period.

From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate “Corporate and financing companies” with exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate “Other activities”). The “Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years. In order to allow for comparison, 2005 data has been reclassified accordingly; 2004 data has not been reclassified.

(1)	For a definition and calculation method of adjusted net profit by division, see paragraph “Reconciliation of reported operating profit and net profit to results on an adjusted basis” pages 66.

Contents
The Group adjusted net profit for the year was supported by the increase reported in the:
  Exploration & Production division (up euro 1,093 million, or 17.7%), reflecting a better operating performance (up euro 2.860 million) as a result of higher realizations in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmboe). These positives were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Adjusted net profit for the year was also negatively affected by the effects of exchange rates and a higher tax rate (from 51.8 to 53.9%);
  Gas & Power division (up euro 310 million, or 12.1%), reflecting a better operating performance (up euro 351 million) resulting from higher natural gas selling margins due to a favorable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and in volumes transported outside Italy contributed positively. On a negative note, transportation activities in Italy posted lower operating results due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and distribution activities suffered from lower volumes. Adjusted net profit for the year was supported by a better performance of certain equity-accounted entities;

  Engineering & Construction division (up euro 72 million or 22%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

These increases were partly offset by lower adjusted net profit reported in the Refining & Marketing division (down euro 316 million, or 33.4%), due to a poor operating performance (down euro 424 million) dragged down by a weak refining environment, the appreciation of the euro over the dollar and the impact of a higher level of planned maintenance activity at refineries.
Divisional results were also adversely impacted by the weaker performance of marketing activities in Italy due to lower sales as a consequence of the mild weather conditions of the fourth quarter.

Contents

Analysis of profit and loss account items

Net sales from operations

2004	(million euro)	2005	2006	Change	% Ch.

15,346	Exploration & Production	22,531	27,173	4,642	20.6
17,302	Gas & Power	22,969	28,368	5,399	23.5
26,089	Refining & Marketing	33,732	38,210	4,478	13.3
5,331	Petrochemicals	6,255	6,823	568	9.1
5,696	Engineering and Construction	5,733	6,979	1,246	21.7
1,279	Other activities	863	823	(40)	(4.6)
851	Corporate and financial companies	1,239	1,174	(65)	(5.2)
(14,349)	Consolidation adjustment	(19,594)	(23,445)	(3,851)	..
57,545		73,728	86,105	12,377	16.8

Eni's net sales from operations (revenues) for 2006 were euro 86,105 million, up euro 12,377 million from 2005, or 16.8%, primarily reflecting higher product prices in all of Eni's main operating segments, higher volumes sold of hydrocarbons and natural gas and higher activity levels in the Engineering & Construction division, offset in part by the negative impact of the appreciation of the euro versus the dollar (up 1%).

Revenues generated by the Exploration & Production division were euro 27,173 million, up euro 4,642 million, or 20.6%, primarily reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) and higher oil and gas production sold (up 10.2 mmboe). These positives were partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power division were euro 28,368 million, up euro 5,399 million, or 23.5%, primarily reflecting increased natural gas prices related in	particular to a favorable trading environment, higher natural gas volumes sold by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and higher electricity production sold (up 2.05 TWh, or 9%).

Revenues generated by the Refining & Marketing division were euro 38,210 million, up euro 4,478 million, or 13.3%, primarily reflecting higher international prices for oil and refined products.

Revenues generated by the Petrochemical division were euro 6,823 million, up euro 568 million, or 9.1%, primarily reflecting an increase in average selling prices.

Revenues generated by the Engineering & Construction division were euro 6,979 million, up euro 1,246 million, or 21.7%, primarily reflecting higher activity levels in the Offshore and Onshore construction businesses and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area.

Other income and revenues
The analysis of Other income and revenues is shown in the table below:

2004	(million euro)	2005	2006	Change

407	Gains on divestments of tangible and intangible assets	71	100	29
93	Income from rentals	102	98	(4)
43	Income from contractual obligations	114	61	(53)
87	Income from damage payments	89	40	(49)
61	Gains on commodity derivative financial contracts
686	Other income (*)	422	484	62
1,377		798	783	(15)

(*)	Each amount in this line item is less than euro 25 million.

Contents

Operating expenses

2004	(million euro)	2005	2006	Change	% Ch.

38,347	Purchases, services and other	48,567	57,490	8,923	18.4
	of which:
5	- non-recurring items	290	239	(51)
298	- other special items	1,300	390	(910)
3,245	Payroll and related costs	3,351	3,650	299	8.9
	of which:
65	- provision for redundancy incentives	79	178	99
41,592		51,918	61,140	9,222	17.8

Operating expenses for 2006 (euro 61,140 million) were up euro 9,222 million from 2005, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the climatic emergency of the first quarter of 2006; (ii) higher operating costs in the Exploration & Production division, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflected sector-specific inflation; (iii) higher costs for refinery maintenance. These negative factors were offset in part by the impact of the appreciation of the euro over the dollar.
Operating expenses include non recurring charges of euro 239 million in 2006 related essentially to a provision related to fines imposed by certain antitrust and regulatory authorities; in 2005 non-recurring charges of euro 290 million concerned a provision related to a fine levied by the Italian Antitrust Authority.	Other special charges included in operating costs in 2006 (euro 390 million) related to environmental provisions (euro 292 million), in particular in Syndial and in the Refining & Marketing division; in 2005 other special items of euro 1,300 million concerned essentially environmental provisions (euro 835 million) recorded in particular in Syndial and in the Refining & Marketing division, and provisions to the risk reserve (euro 379 million) related in particular to insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni to Oil Insurance Ltd. These higher charges took account of the exceptionally high rate of accidents which occurred in the 2004-2005 two year period.
Labor costs (euro 3,650 million) were up euro 299 million, or 8.9%, reflecting primarily higher redundancy incentives (up euro 99 million), ordinary wage trends and higher average workforce outside Italy, in particular in the Engineering & Construction division, partly offset by a reduction in average workforce in Italy.

Depreciation, amortization and impairments

2004	(million euro)	2005	2006	Change	% Ch.

3,047	Exploration & Production	3,945	4,646	701	17.8
637	Gas & Power	684	687	3	0.4
465	Refining & Marketing	462	434	(28)	(6.1)
114	Petrochemicals	118	124	6	5.1
184	Engineering & Construction	176	195	19	10.8
45	Other activities	16	6	(10)	(62.5)
106	Corporate and financial companies	112	70	(42)	(37.5)
	Unrealized profit in inventory	(4)	(9)	(5)	..
4,598	Total depreciation and amortization	5,509	6,153	644	11.7
333	Impairments	272	268	(4)	(1.5)
4,931		5,781	6,421	640	11.1

In 2006 depreciation and amortization charges (euro 6,153 million) were up euro 644 million, or 11.7%, from 2005 mainly in the Exploration & Production division (euro 701 million) reflecting primarily higher exploration expenditure and	increased development costs incurred for developing new fields and maintaining production levels in mature fields combined with the effects of higher production.

Contents
Impairments (euro 268 million) concerned essentially mineral assets in the Exploration & Production division,	intangible assets in the Gas & Power division and tangible assets in the Petrochemical division.

Operating profit

2004	(million euro)	2005	2006	Change	% Ch.

12,399	Operating profit	16,827	19,327	2,500	14.9
(448)	Exclusion of inventory holding (gains) losses	(1,210)	88	1,298
631	Exclusion of special items:	1,941	1,075	(866)
	of which:
5	- non-recurring items	290	239	(51)
626	- other special items	1,651	836	(815)
12,582	Adjusted operating profit	17,558	20,490	2,932	16.7

	Break-down by division:
8,202	Exploration & Production	12,903	15,763	2,860	22.2
3,448	Gas & Power	3,531	3,882	351	9.9
923	Refining & Marketing	1,214	790	(424)	(34.9)
263	Petrochemicals	261	219	(42)	(16.1)
215	Engineering & Construction	314	508	194	61.8
(223)	Other activities	(296)	(299)	(3)	(1.0)
(187)	Corporate and financial companies	(228)	(240)	(12)	(5.3)
(59)	Unrealized profit in inventory	(141)	(133)	8	..
12,582		17,558	20,490	2,932	16.7

Adjusted operating profit, excluding an inventory holding loss of euro 88 million and special charges of euro 1,075 million, amounted to euro 20,490 million, an increase of euro 2,932 million from 2005 (up 16.7%), related in particular to: (i) the Exploration & Production division (up euro 2,860 million, or 22.2%), reflecting higher realizations and higher production sold (up 10.2 mmboe, or 1.7%), partly offset by higher operating costs and amortization charges and increased exploration expenses; (ii) the Gas & Power division (up euro 351 million, or 9.9%) due to higher natural gas selling	margins, a softer impact of Resolution No. 248/2004 of the Authority for Electricity and Gas and higher sales of consolidated companies (up 3.14 bcm, or 3.8%); (iii) the Engineering & Construction division (up euro 194 million, or 61.8%) due to a positive performance against the backdrop of favorable oil services markets.
These increases were offset in part by the decline of the Refining & Marketing division (down euro 424 million, or 34.9%) due to a negative refining trading environment and the impact of longer standstills of refineries due to planned maintenance.

Net financial income

(million euro)	2005	2006	Change

Income (expense) on derivatives	(386)	383	769
Exchange differences, net	169	(152)	(321)
Net interest due to banks	60	194	134
Financial expense on short and long-term debt	(420)	(462)	(42)
Financial expense due to the passage of time	(109)	(116)	(7)
Other financial income and expense, net	161	198	37
	(525)	45	570
Financial expense capitalized	159	116	(43)
	(366)	161	527

Contents
2006 net financial income (euro 161 billion) was up euro 527 million from 2005 when net financial charges of euro 366 were recorded. The increase reflected: (i) the positive change in the fair value evaluation of financial derivative instruments recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because	Eni's financial derivative instruments do not meet the formal criteria to be assessed as hedging instruments under IFRS; (ii) higher interest income deriving from a higher average availability of cash and cash equivalents offset in part by the impact of higher interest rates on dollar loans (Libor up 1.7 percentage points) and on euro loans (Euribor up 0.9 percentage points).

Net income from investments
The table below sets forth 2006 break-down of net income from investments by division:

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Effect of the application of the equity method of accounting	28	509	194	66	795
Dividends	68	3	26		98
Net gains on disposal	(6)	21			17
Other income (losses) from investments	(5)	(7)			(7)
	85	526	220	66	903

Net income from investments in 2006 were euro 903 million and concerned primarily: (i) Eni's share of income of affiliates accounted for with the equity method (euro 795 million), in particular affiliates in the Gas & Power and Refining & Marketing divisions. The effects of the equity method of accounting include the gain	(euro 73 million net to Eni) recorded by Galp Energia SGPS SA on the sale of regulated assets in the natural gas business to Rede Eléctrica Nacional, classified as special; (ii) dividends received by affiliates accounted for at cost (euro 98 million, of which euro 57 million related to Nigeria LNG); (iii) net gains on disposal (euro 17 million).

The comparison with 2005 data is shown in the table below:

2004	(million euro)	2005	2006	Change

332	Effect of the application of the equity method of accounting	737	795	58
72	Dividends	33	98	65
129	Net gains on disposal	171	17	(154)
287	Other income (losses) from investments	(27)	(7)	20
820		914	903	(11)

The euro 11 million decrease in net income from investments from 2005 was due essentially to lower gains related in particular to the recording in 2005 of the gain on the sale of Italiana Petroli SpA (euro 132 million), whose effects were offset in part by improved	results of operations of affiliates in the Gas & Power division, in particular Unión Fenosa Gas SA and Blue Stream Pipeline Co BV and higher dividends distributed by Nigeria LNG.

Contents

Income taxes

(million euro)	2005	2006	Change

Profit before income taxes
Italy	5,779	5,566	(213)
Outside Italy	11,596	14,825	3,229
	17,375	20,391	3,016
Income taxes
Italy	2,206	2,237	31
Outside Italy	5,922	8,331	2,409
	8,128	10,568	2,440
Tax rate (%)
Italy	38.2	40.2	2.0
Outside Italy	51.1	56.2	5.1
	46.8	51.8	5.0

Income taxes were euro 10,568 million, up euro 2,440 million from 2005 and reflected primarily higher income before taxes (euro 3,016 million). The increase 5 percentage points in statutory tax rate (from 46.8 to 51.8%) related mainly to: (i) the introduction of a windfall tax on upstream earnings in Algeria effective as from August 1, 2006 (with an overall impact of euro 328 million, of which euro 149 million pertaining to taxation for the period and euro 179 million pertaining to the deferred tax impact); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from the	beginning of the year, affecting both current taxation and deferred tax (with an overall impact of euro 198 million, of which euro 107 million pertaining to taxation for the period and euro 91 million pertaining to the deferred tax impact); (iii) provisions for the settlement of a tax claim in Venezuela. Adjusted tax rate, which is calculated by excluding special charges, was 48.7% (46% in 2005).

Minority interest
Minority interest were euro 606 million and concerned primarily Snam Rete Gas SpA (euro 287 million) and Saipem (euro 311 million).

Divisional performance

Exploration & Production

2004	(million euro)	2005	2006	Change	% Ch.

8,185	Operating profit	12,592	15,580	2,988	23.7
17	Exclusion of special items:	311	183	(128)
287	- asset impairments	247	231	(16)
(320)	- gains on disposal of assets		(61)	(61)
2	- provision for redundancy incentives	7	13	6
29	- provision to the reserve for contingencies	57		(57)
19	- other
8,202	Adjusted operating profit	12,903	15,763	2,860	22.2
(85)	Net financial expense (a)	(80)	(59)	21
9	Net income from investments (a)	10	85	75
(4,093)	Income taxes (a)	(6,647)	(8,510)	(1,863)
50.4	Tax rate (%)	51.8	53.9	2.1
4,033	Adjusted net profit	6,186	7,279	1,093	17.7
	Results also include:
3,334	- amortisations and depreciations	4,101	4,776	675	16.5
563	- of which amortisations of exploration expenditure	618	1,075	457	73.9

(a)	Excludes special items.

Contents
The adjusted operating profit for the year was euro 15,763 million, up euro 2,860 million from one year ago, reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8) combined with higher sold production volumes (up 10.2 mmboe or 1.7%).
This enhanced operating performance was partly offset by: (i) increased production costs and amortization charges related in particular to the higher cost of developing new fields and maintaining production levels at mature fields and sector specific inflation; (ii) an increased exploration expense; (iii) the effect of the appreciation of the euro over the dollar (approximately euro 155 million).	This enhanced operating performance was partly offset by an increase in the adjusted tax rate (up 2.1% from 51.8% to 53.9%), resulting in a euro 1.093 million increase (or 17.7%) in the adjusted net profit for the year.
Special charges excluded from the adjusted operating profit were euro 183 million and reflected mineral asset impairments offset in part by gains on the disposal of mineral assets. Special charges excluded from the adjusted net profit also include the deferred tax impact of the windfall tax in Algeria, the supplemental tax rate applicable to profit earned in the North Sea enacted by the British Government and a charge for the settlement of a taxation proceeding against a Venezuelan authority for a combined amount of euro 342 million.

Gas & Power

2004	(million euro)	2005	2006	Change	% Ch.

3,428	Operating profit	3,321	3,802	481	14.5
(12)	Exclusion of inventory holding (gains) losses	(127)	(67)	60
32	Exclusion of special items	337	147	(190)
5	of which: non-recurring items	290	55	(235)
27	Other special items	47	92	45
6	- asset impairments	1	51	50
5	- environmental provisions	31	44	13
10	- provisions for redundancy incentives	8	37	29
18	- provision to the reserve for contingencies	6		(6)
(12)	- other	1	(40)	(41)
3,448	Adjusted operating profit	3,531	3,882	351	9.9
1,827	Market and Distribution	1,777	2,062	285	16.0
1,164	Transport in Italy	1,162	1,087	(75)	(6.5)
396	Transport outside Italy	448	579	131	29.2
61	Power generation	144	154	10	6.9
31	Net financial expense (a)	37	16	(21)
215	Net income from investments (a)	370	489	119
(1,404)	Income taxes (a)	(1,386)	(1,525)	(139)
38.0	Tax rate (%)	35.2	34.8	(0.4)
2,290	Adjusted net profit	2,552	2,862	310	12.1

(a)	Excludes special items.

The adjusted operating profit of the Gas & Power division rose by euro 351 million or 9.9% to euro 3,882 million, primarily reflecting: (i) higher selling margins on natural gas against the backdrop of a favorable trading environment; (ii) a lower impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004; (iii) a growth in natural gas sales by consolidated subsidiaries (up 3.14	bcm, or 3.8%), in volumes transported outside Italy due to the coming on line of volumes transported through the Greenstream gasline from Libya, and in electricity production sold (up 2.05 TWh, or 9%). These positives were partly offset by a lower operating result from transportation activities in Italy due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and a lower operating result

Contents
from distribution activities due to lower volumes.
In addition, higher purchase costs were incurred in the first quarter of the year, owing to a climatic emergency.
Full year adjusted net profit of euro 2,862 million increased by euro 310 million from 2005 (up 12.1%) and also benefited from the improved performance of certain equity-accounted entities.
Special charges for the full year recorded in the operating	profit (euro 147 million) included certain non recurring charges pertaining to fines imposed by the Authority for Electricity and Gas, and impairments of certain intangible assets, environmental charges and provisions redundancy incentives. Special charges excluded from the adjusted net profit also include Eni's share of a gain recorded by the equity-accounted Galp on the sale of certain regulated gas assets.

Refining & Marketing

2004	(million euro)	2005	2006	Change	% Ch.

1,080	Operating profit	1,857	319	(1,538)	(82.8)
(393)	Exclusion of inventory holding (gains) losses	(1,064)	215	1,279
236	Exclusion of special items	421	256	(165)
	of which: non-recurring items		109	109
236	Others special items	421	147	(274)
21	- impairments	5	14	9
142	- environmental charges	337	111	(226)
20	- provision for redundancy incentives	22	47	25
77	- provision to the reserve for contingencies	39	8	(31)
	- increase insurance charges	30		(30)
(24)	- other	(12)	(33)	(21)
923	Adjusted operating profit	1,214	790	(424)	(34.9)
5	Net financial expense (a)
96	Net income from investments (a)	231	184	(47)
(350)	Income taxes (a)	(500)	(345)	155
34.2	Tax rate (%)	35.6	35.4	0.8
674	Adjusted net profit	945	629	(316)	(33.4)

(a)	Excludes special items.

The adjusted operating profit for the 2006 was euro 790 million, down euro 424 million, or 34.9%, from 2005 reflecting primarily: (i) lower realized refining margins reflecting the unfavorable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance partly offset by the higher profitability of processed crudes; (ii) a decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter and the	divestment of Italiana Petroli carried out in September 2005. On the positive side, marketing activities in the rest of Europe performed well as a result of higher retail margins and higher volumes sold.
The adjusted net profit for 2006 was euro 629 million, down euro 316 million, or 33.4%, from 2005, reflecting primarily a decrease in the operating profit.
Special charges excluded from the adjusted operating profit were euro 256 million, reflecting primarily the impact of a non-recurring charge related to a fine imposed by the Italian Antitrust Authority, and environmental provisions and provisions for redundancy incentives.

Contents

Petrochemical

2004	(million euro)	2005	2006	Change	% Ch.

320	Operating profit	202	172	(30)	(14.9)
(43)	Exclusion of inventory holding (gains) losses	(19)	(60)	(41)
(14)	Exclusion of special items	78	107	29
	of which: non-recurring items		13	13
(14)	Other special items	78	94	16
3	- impairments	29	50	21
6	- provision for redudancy incentives	4	19	15
3	- provision to the reserve for contingencies	36	31	(5)
	- increase insurance charges	17		(17)
(26)	- other	(8)	(6)	2
263	Adjusted operating profit	261	219	(42)	(16.1)
2	Net income from investments (a)	3	2	(1)
(23)	Income taxes (a)	(37)	(47)	(10)
242	Adjusted net profit	227	174	(53)	(23.3)

(a)	Excludes special items.

Adjusted operating profit was euro 219 million, down euro 42 million, or 16.1%, from a year ago, due to lower selling margins on products recorded in the first half of the year. This decline affected all businesses with the exception of polyethylene, owing to increases in the cost of oil-based feedstocks not transferred to selling prices. Results for the year were also negatively impacted by the accident occurred at the Priolo refinery in April resulting in lower product	availability. These negative factors were offset in part by the positive effect of Eni's sales mix along with an improved industrial and commercial performance.
Special charges excluded from the adjusted operating profit were euro 107 million, reflecting primarily asset impairments, the impact of a non-recurring charge related to a fine imposed by a European antitrust authority, and provisions for risks and redundancy incentives.

Engineering & Construction

2004	(million euro)	2005	2006	Change	% Ch.

203	Operating profit	307	505	198	64.5
12	Exclusion of special items:	7	3	(4)
10	- provision for redudancy incentives	3	2	(1)
	- impairments	4	1	(3)
1	- provision to the reserve for contingencies
1	- other
215	Adjusted operating profit	314	508	194	61.8
118	Net income from investments (a)	141	66	(75)
(81)	Income taxes (a)	(127)	(174)	(47)
252	Adjusted net profit	328	400	72	22.0

(a)	Excludes special items.

Adjusted operating profit for 2006 was euro 508 million, up euro 194 million (up 61.8%) from 2005.
This increase was recorded in particular in the following areas: (i) Offshore, due to higher activity in the Caspian region and Nigeria; (ii) Offshore Drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels	of the Perro Negro 5 jack-up and Scarabeo 4 semi-submersible platform; (iii) Onshore due to higher activity related essentially to the start-up of some large projects acquired in 2005.
Adjusted net profit of euro 400 million increased by euro 72 million from 2005 (up 22%) due to an enhanced operating performance, offset in part by losses of affiliates.

Contents

Other activities

2004	(million euro)	2005	2006	Change	% Ch.

(395)	Operating profit	(934)	(622)	312	33.4
172	Exclusion of special items	638	323	(315)
	of which: non-recurring items		62	62
172	Other special items	638	261	(377)
84	- environmental charges	413	126	(287)
15	- provision to the reserve for contingencies	130	75	(55)
19	- impairments	75	22	(53)
6	- provision for redudancy incentives	6	17	11
48	- other	14	21	7
(223)	Adjusted operating profit	(296)	(299)	(3)	(1.0)
	Net financial expense (a)		(7)	(7)
4	Net income from investments (a)	(1)	5	6
(22)	Income taxes (a)
(241)	Adjusted net profit	(297)	(301)	(4)	(1.3)

(a)	Excludes special items.

In 2006 Syndial reported an adjusted operating loss of euro 299 million, in line with the previous year.
Special charges excluded from the adjusted operating profit totalled euro 323 million (euro 638 million in 2005),	reflecting primarily environmental charges and provisions for risks, and the impact of a non-recurring charge related to a fine imposed by the European antitrust authority.

Corporate and financial companies

2004	(million euro)	2005	2006	Change	% Ch.

(363)	Operating profit	(377)	(296)	81	21.5
176	Exclusion of special items:	149	56	(93)
11	- provision for redudancy incentives	29	43	14
91	- provision to the reserve for contingencies	64	11	(53)
72	- environmental charges	54		(54)
	- impairments	2		(2)
2	- other		2
(187)	Adjusted operating profit	(228)	(240)	(12)	(5.3)
(107)	Net financial expense (a)	(296)	205	501
(14)	Net income from investments (a)	23		(23)
222	Income taxes (a)	359	89	(270)
(86)	Adjusted net profit	(142)	54	196	..

(a)	Excludes special items.

The aggregate Corporate and financial companies reported an adjusted operating loss of euro 240 million (euro 228 million in 2005) which excludes special charges of euro 56 million (euro 149 million in 2005) related mainly to provision for redundancy incentives.	Adjusted net profit of euro 54 million increased by euro 196 million from 2005 due to a better financing performance reflecting the positive change in the fair value evaluation of financial derivative instruments and higher interest income deriving from a higher average availability of cash and cash equivalents.

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NON-GAAP Measures

Reconciliation of reported operating profit and net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

Taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to facilitate comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration and Production division).

Finance charges or interest income and related taxation effects, excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and net profit see tables below.

Contents

2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (*)	(59)	16				(7)	205		155
Net income from investments (*)	85	489	184	2	66	5			831
Income taxes (*)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- net profit of minorities									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
Non-recurring (income) charges									239
Other special charges									923
Eni’s adjusted net profit									10,412

(*)	Excludes special items.

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2005

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (*)	(80)	37					(296)		(339)
Net income from investments (*)	10	370	231	3	141	(1)	23		777
Income taxes (*)	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- net profit of minorities									459
- Eni’s adjusted net profit									9,251

Eni’s reported net profit									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items									1,222
Non-recurring (income) charges									290
Other special charges									932
Eni’s adjusted net profit									9,251

(*)	Excludes special items.

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2004

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,185	3,428	1,080	320	203	(395)	(346)	(59)	12,399
Exclusion of inventory holding (gains) losses		(12)	(393)	(43)					(448)
Exclusion of special items
of which:
Non-recurring (income) charges		5							5
Other special charges:	17	27	236	(14)	12	172	176		626
environmental charges		5	142			84	72		303
asset impairments	287	6	21	3		19			336
gains on disposal of assets	(320)								(320)
provisions to the reserve for contingencies	29	18	77	3	1	15			143
increase insurance charges							91		91
provision for redundancy incentives	2	10	20	6	10	6	11		65
other	19	(12)	(24)	(26)	1	48	2		8
Special items of operating profit	17	32	236	(14)	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582
Net financial (expense) income (*)	(85)	31	5				(107)		(156)
Net income from investments (*)	9	215	96	2	118	4	(14)		430
Income taxes (*)	4,093	(1,404)	(350)	(23)	(81)	(22)	222	22	(5,729)
Tax rate (%)	50.4	38.0	34.2						44.6
Adjusted net profit	4,023	2,290	674	242	252	(241)	(88)	(37)	7,127
of which:
- net profit of minorities									482
- Eni’s adjusted net profit									6,645

Eni’s reported net profit									7,059
Exclusion of inventory holding (gains) losses									(281)
Exclusion of special items									(133)
Non-recurring (income) charges									5
Other special charges									(138)
Eni’s adjusted net profit									6,645

(*)	Excludes special items.

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Analysis of special items

2004	(million euro)	2005	2006	Change

5	Non-recurring (income) charges	290	239	(51)
626	Other special charges:	1,651	836	(815)
303	environmental charges	835	292	(543)
336	asset impairments	363	369	6
(320)	gains on disposal of assets		(61)	(61)
234	provisions to the reserve for contingencies	379	114	(265)
	of which:
	increase insurance charges	178		(178)
65	provisions for redundancy incentives	79	178	99
8	other	(5)	(56)	(51)
631	Special items of operating profit	1,941	1,075	(866)
	Net financial (expense) income	27	(6)	(33)
(390)	Net income from investments	(137)	(72)	65
	of which:
	gain on the disposal of Italiana Petroli (IP)	(132)		132
	gain on Galp Energia SGPS SA (disposal assets Rede Electrica National)		(73)	(73)
(308)	gain on the disposal of shares of Snam Rete Gas SpA
(374)	Income taxes	(609)	165	774
	of which:
	supplemental tax rate UK		91	91
	windfall tax Algeria		179	179
	legal proceeding in Venezuela		77	77
(133)	Total special items of net profit	1,222	1,162	(60)

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Summarized Group Balance Sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni's capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage) intended to evaluate whether Eni's financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs Dec. 31, 2005	Change vs Sep. 30, 2006

Fixed assets
Property, plant and equipment, net	45,013	43,408	44,312	(701)	904
Other tangible assets		656	629	629	(27)
Inventories - compulsory stock	2,194	1,962	1,827	(367)	(135)
Intangible assets, net	3,194	3,285	3,753	559	468
Investments, net	4,311	4,234	4,246	(65)	12
Accounts receivable financing and securities related to operations	775	640	557	(218)	(83)
Net accounts payable in relation to capital expenditure	(1,196)	(912)	(1,090)	106	(178)
	54,291	53,273	54,234	(57)	961
Net working capital
Inventories	3,563	4,440	4,752	1,189	312
Trade accounts receivable	14,101	12,858	15,230	1,129	2,372
Trade accounts payable	(8,170)	(8,136)	(10,528)	(2,358)	(2,392)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,867)	(5,396)	(539)	1,471
Reserve for contingencies	(7,679)	(7,741)	(8,614)	(935)	(873)
Other operating assets and liabilities (b)	(526)	(553)	(641)	(115)	(88)
	(3,568)	(5,999)	(5,197)	(1,629)	802
Employee termination indemnities and other benefits	(1,031)	(1,054)	(1,071)	(40)	(17)
Capital employed, net	49,692	46,220	47,966	(1,726)	1,746
Shareholders’ equity including minority interests	39,217	42,370	41,199	1,982	(1,171)
Net borrowings	10,475	3,850	6,767	(3,708)	2,917
Total liabilities and shareholders’ equity	49,692	46,220	47,966	(1,726)	1,746

(a)	For a reconciliation to the statutory balance sheet see paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes” pages 77 and 78.
(b)	Include operating financing receivables and securities related to operations for euro 249 million (euro 492 million and euro 261 million at December 31, 2005 and September 30, 2006, respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million and euro 550 million at December 31, 2005 and September 30, 2006, respectively).

The appreciation of the euro over other currencies, in particular the dollar (at December 31, 2006 the EUR/USD exchange rate was 1.317 as compared to 1.180 at December 31, 2005, up 11.6%) determined with respect to year-end 2006, an estimated decrease in the book value of net capital employed of approximately euro 2,200 million, in net equity of approximately euro 1,550 million and in net borrowings of approximately euro 650 million as a result of currency conversions at December 31, 2006.	At December 31, 2006, net capital employed totaled euro 47,966 million, representing a decrease of euro 1,726 million from December 31, 2005.
Fixed assets (euro 54,234 million) are substantially in line with December 31, 2005 (euro 54,291 million). Provisions for depreciation, amortization and impairments (euro 6,421 million) and the effect of the appreciation of the euro over the dollar in the translation of financial statements of subsidiaries operating with currencies other than the euro (euro 2,200 million) offset capital expenditure for the period (euro 7,833 million). Property, plant and equipment (euro 44,312 million) were primarily related to the

Contents
Exploration & Production (51.9%), Gas & Power (31.7%) and Refining & Marketing (8.6%) segments. Provisions for depreciation, amortization and writedowns (euro 49,143 million) represented 52.6% of gross property, plant and equipment (50.4% at December 31, 2005).
Other assets included, for a book value of $829 million (corresponding to euro 629 million at the year end EUR/USD exchange rate), the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni's subsidiary Eni Dación BV.
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between the Netherlands and Venezuela (the “Treaty”), Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected	cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

At December 31, 2006, net working capital totaled euro 5,197 million, representing a decrease of euro 1,629 million from December 31, 2005 mainly due to: (i) an increase in taxes payable and the reserve for net deferred tax liabilities, reflecting primarily the recording of deferred tax liabilities for the period; (ii) an increase in reserve for contingencies, due to the evaluation review of the site restoration and abandonment reserve (in particular in the Exploration & Production division), the risk provisions with respect to certain fines imposed by certain regulatory and antitrust authorities, environmental charges and provision for redundancy incentives. Commercial working capital (inventories and trade accounts receivable/payable) was substantially in line with the value recorded in 2005.
The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89.9% (90.9% at December 31, 2005).

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average	capital invested is obtained by deducting inventory gains or losses as of in the period, rectified from the related tax effect. ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

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2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	37
Adjusted net profit unlevered	7,279	2,862	629	11,055
Capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,882
Average capital employed, net	19,398	18,921	5,880	48,787
ROACE (%)	37.5	15.1	10.7	22.7

2005	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,186	2,552	945	9,710
Exclusion of after-tax finance expenses/interest income	-	-	-	42
Adjusted net profit unlevered	6,186	2,552	945	9,752
Capital employed, net:
- at the beginning of period	17,954	18,387	5,081	45,983
- at the end of period	20,206	18,898	5,326	48,933
Average capital employed, net	19,080	18,643	5,204	47,458
ROACE (%)	32.4	13.7	18.2	20.5

2004	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,033	2,290	674	7,127
Exclusion of after-tax finance expenses/interest income	-	-	-	115
Adjusted net profit unlevered	4,033	2,290	674	7,242
Capital employed, net:
- at the beginning of period	17,635	18,017	5,536	45,240
- at the end of period	17,937	18,383	4,835	45,724
Average capital employed, net	17,786	18,200	5,186	45,482
ROACE (%)	22.7	12.6	13.0	15.9

Net borrowings and leverage

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders' equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the	Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.
In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs Dec. 31, 2005	Change vs Sep. 30, 2006

Debts and bonds	12,998	11,006	11,699	(1,299)	693
Cash and cash equivalents	(1,333)	(6,459)	(3,985)	(2,652)	2,474
Securities not related to operations	(931)	(418)	(552)	379	(134)
Non-operating financing receivables	(259)	(279)	(395)	(136)	(116)
Net borrowings	10,475	3,850	6,767	(3,708)	2,917
Shareholders’ equity including minority interest	39,217	42,370	41,199	1,982	(1,171)
Leverage	0.27	0.09	0.16	(0.11)	0.07

Contents
Net borrowings at December 31, 2006 were euro 6,767 million, representing a decrease of euro 3,708 million from December 31, 2005 due mainly to cash inflow generated by operating activities (euro 17,001 million). Currency translation effects also contributed to the reduction in net borrowings. Debts and bonds amounted to euro 11,699 million, of which euro 4,290 million were short-term (including the portion of long-term debt due within 12 months for euro 890 million) and euro 7,409 million were long-term.	At December 31, 2006, leverage was 0.16, compared with 0.27 at December 31, 2005.
Net borrowings increased by euro 2,917 million from September 30, 2006 (euro 3,850 million) as cash inflow generated by operating activities (euro 1,780 million) partially covered the financial requirements for capital expenditure and investments amounting to euro 2,963 million, the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA (euro 2,210 million) and the repurchase of own shares for euro 105 million.

Changes in shareholders’ equity

(million euro)

Shareholders’ equity including minority interest at December 31, 2005		39,217
Net profit for the period	9,823
Dividends to shareholders	(4,610)
Shares repurchased	(1,241)
Issue of ordinary share capital for employee share schemes	85
Dividends paid by consolidated subsidiaries	(222)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(306)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,537)
Other changes	(10)
Total changes		1,982
Shareholders’ equity including minority interest at December 31, 2006		41,199

Shareholders’ equity at December 31, 2006 (euro 41,199 million) was up euro 1,982 million from December 31, 2005, due primarily to net profit before minority	interest (euro 9,823 million), offset in part by the payment of Eni's 2005 dividends, the purchase of own shares and currency translation effects.

Summarized cash flow statement and change in net borrowings

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in	excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange differences.

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Summarized Group Cash Flow Statement (a)

2004	(million euro)	2005	2006	Change

7,541	Net profit before minority interest	9,247	9,823	576
	Adjustments to reconcile to cash generated from operating income before changes in working capital:
5,092	- amortization and depreciation and other non-monetary items	6,518	5,753	(765)
(793)	- net gains on disposal of assets	(220)	(59)	161
5,740	- dividends, interest, taxes and other changes	8,471	10,435	1,964
17,580	Cash generated from operating income before changes in working capital	24,016	25,952	1,936

(909)	Changes in working capital related to operations	(2,422)	(1,024)	1,398
(4,171)	Dividends received, taxes paid, interest (paid) received	(6,658)	(7,927)	(1,269)
12,500	Net cash provided by operating activities	14,936	17,001	2,065

(7,499)	Capital expenditure	(7,414)	(7,833)	(419)
(316)	Investments	(127)	(95)	32
1,547	Disposals	542	328	(214)
97	Other cash flow related to capital expenditure, investments and disposals	293	361	68
6,329	Free cash flow	8,230	9,762	1,532

211	Borrowings (repayment) of debt related to financing activities	(109)	216	325
(3,743)	Changes in short and long-term financial debt	(540)	(682)	(142)
(3,175)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(55)	Effect of changes in consolidation and exchange differences	33	(201)	(234)
(433)	NET CASH FLOW FOR THE PERIOD	330	2,652	2,322

2004	(million euro)	2005	2006	Change

	Change in net borrowings
6,329	Free cash flow	8,230	9,762	1,532
	Net borrowings of acquired companies	(19)		19
190	Net borrowings of divested companies	21	1	(20)
(64)	Exchange differences on net borrowings and other changes	(980)	388	1,368
(3,175)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
3,280	CHANGE IN NET BORROWINGS	(32)	3,708	3,740

(a)	For a reconciliation to the statutory Statement of Cash Flows see paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes” pages 77 and 78.

Cash generated by operating activities came in at euro 17,001 million (cash from divestments euro 329 million, including net borrowings transferred of euro 1 million) allowing to cover: (i) financial requirements for capital expenditure and investments for euro 7,928 million; (ii) dividend payments amounting to euro 4,832 million, of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 and euro 2,210 million pertained to the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA. Snam Rete Gas and Saipem also distributed dividends amounting to euro 207 million and (iii) the repurchase of own shares for	euro 1,241 million by Eni SpA and for euro 477 million by Snam Rete Gas SpA and Saipem SpA; and along with currencies translation effects (approximately euro 650 million) to reduce net borrowings by euro 3,710 million.
From January 1, to December 31, 2006 a total of 53.13 million Eni shares were purchased by the company for a total cost of euro 1,241 million (representing an average cost of euro 23.35 per share). Since the inception of the share buy-back program on September 1, 2000 Eni has repurchased 335 million shares, equal to 8.36% of its share capital, at a total cost of euro 5,512 million (representing an average cost of euro 16.45 per share).

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Capital expenditure

2004	(million euro)	2005	2006	Change	% Ch.

4,853	Exploration & Production	4,965	5,203	238	4.8
1,451	Gas & Power	1,152	1,174	22	1,9
693	Refining & Marketing	656	645	(11)	(1.7)
148	Petrochemicals	112	99	(13)	(11.6)
186	Engineering & Construction	349	591	242	69.3
49	Other activities	48	72	24	50.0
119	Corporate and financial companies	132	88	(44)	(33.3)
	Unrealized profit in inventory		(39)	(39)	..
7,499		7,414	7,833	419	5.7

Capital expenditure amounted to euro 7,833 million, of which 89.7% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions.
Capital expenditure was primarily related to:
  the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including also the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni);
  the upgrading and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 785 million);
  ongoing construction of combined cycle power plants (euro 5,229 million);
  projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (euro 223 million);
  the construction of a new FPSO unit and upgrading of the fleet and logistic centers in the Engineering & Construction division (euro 591 million);

  actions for environmental protection and for complying with safety and environmental regulations in the Petrochemical division (euro 99 million).

Dividends paid and changes in minority interests and reserves (euro 6,443 million) related mainly to dividend distribution for fiscal year 2005 of euro 2,400 million and the payment of an interim dividend of euro 2,210 million carried out by Eni SpA, the payment of dividends by Snam Rete Gas SpA (euro 161 million), Saipem SpA (euro 46 million) and other consolidated subsidiaries (euro 14 million) and the repurchase of own shares.

From January 1 to June 30, 2006, a total of 53.13 million own shares were purchased at a cost of euro 1,241 million (representing an average cost of euro 23.35 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni purchased 335 million of its own shares, equal to 8.36% of its share capital, for a total expense of euro 5,512 million (representing an average cost of euro 16.45 per share).

Contents

Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group Balance Sheet

(million euro)	December 31, 2005	December 31, 2006

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment, net			45,013		44,312
Other assets					629
Compulsory stock			2,194		1,827
Intangible assets, net			3,194		3,753
Investments accounted for with the equity method and other investments			4,311		4,246
Accounts receivable financing and securities related to operations	(see note 12 "Other financial assets" and note 3 "Trade and other receivables")		775		557
Net accounts payable in relation to capital expenditure, made up of:			(1,196)		(1,090)
- accounts receivable related to capital expenditure/divestments	(see note 3 "Trade and other receivables")	60		100
- accounts receivable related to capital expenditure/divestments	(see note 14 "Other non-current assets")	39		2
- accounts payable related to capital expenditure	(see note 16 "Trade and other payables")	(698)		(1,166)
- accounts payable related to capital expenditure	(see note 23 "Other non-current liabilities")	(597)		(26)
Total fixed assets			54,291		54,234
Working capital, net
Inventories			3,563		4,752
Trade accounts receivable	(see note 3 "Trade and other receivables")		14,101		15,230
Trade accounts payable	(see note 16 "Trade and other payables")		(8,170)		(10,528)
Taxes payable and reserve for net deferred income tax liabilities, made up of:			(4,857)		(5,396)
- income tax payables		(3,430)		(2,830)
- deferred tax liabilities		(4,890)		(5,852)
- income tax receivables		697		658
- deferred tax assets		1,861		1,725
- other tax receivables	(see note 14 "Other non-current assets")	905		903
Reserve for contingencies			(7,679)		(8,614)
Other operating assets (liabilities), made up of:			(526)		(641)
- securities related to operations	(see note 2 " Other financial assets for trading or available for sale")	465		420
- accounts receivable financing related to operations	(see note 3 "Trade and other receivables")	480		242
- other receivables	(see note 3 "Trade and other receivables")	3,249		3,080
- other (current) assets		369		855
- other receivables and other assets	(see note 14 "Other non-current assets")	51		89
- advances, other payables	(see note 16 "Trade and other payables")	(4,227)		(4,301)
- other (current) liabilities		(613)		(634)
- other payables and other liabilities	(see note 23 "Other non-current liabilities")	(300)		(392)
Total working capital, net			(3,568)		(5,197)
Employee termination indemnities and other benefits			(1,031)		(1,071)
Capital employed, net			49,692		47,966

Contents

continued Summarized Group Balance Sheet

(million euro)	December 31, 2005	December 31, 2006

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Capital employed, net			49,692		47,966
Shareholders’ equity including minority interests			39,217		41,199
Net borrowings
Debts and bonds, made up of:			12,998		11,699
- long-term debt		7,653		7,409
- current portion of long-term debt		733		890
- current financial liabilities		4,612		3,400
Less:
Cash and cash equivalents			(1,333)		(3,985)
Securities not related to operations, made up of:			(931)		(552)
- other financial assets for trading or available for sale held for non-operating purposes	(see note 2 "Other financial assets for trading or available for sale")	(903)		(552)
- other financial assets for non-operating purposes	(see note 12 "Other financial assets")	(28)
Non-operating financing receivables, made up of:			(259)		(395)
- trade receivables for non-operating purposes	(see note 3 "Trade and other receivables")	(12)		(143)
- financial assets made for non-operating purposes	(see note 12 "Other financial assets")	(247)		(252)
Total net borrowings (a)			10,475		6,767
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			49,692		47,966

(a)	For details on net borrowings see also note n. 19.

Contents

Summarized Group Cash Flow Statement

(million euro)	2005	2006

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Net profit		9,247		9,823
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items		6,518		5,753
. amortization and depreciation	5,509		6,153
. writedowns (revaluations) net	(288)		(386)
. net change in the reserve for contingencies	1,279		(86)
. net change in the reserve for employee benefit	18		72
- gain on disposal of assets		(220)		(59)
- dividends, interest, extraordinary income (expense)		8,471		10,435
. dividend income	(33)		(98)
. interest income	(214)		(387)
. interest expense	654		346
. exchange differences	(64)		6
. current and deferred income taxes	8,128		10,568
Cash generated from operating income before changes in working capital		24,016		25,952
Changes in working capital related to operations:		(2,422)		(1,024)
- inventories	(1,402)		(953)
- accounts receivable	(4,413)		(1,952)
- other asstes	351		(315)
- trade and other accounts payable	3,030		2,146
- other liabilities	12		50
Dividends received, taxes paid, interest (paid) received:		(6,658)		(7,927)
- dividends received, taxes paid, interest (paid) received	366		848
- interest received	214		395
- interest paid	(619)		(294)
- income taxes paid	(6,619)		(8,876)
Net cash provided by operating activities		14,936		17,001
Capital expenditure:		(7,414)		(7,833)
- intangible assets	(6,558)		(6,138)
- intangible assets	(856)		(1,695)
Investments:		(127)		(95)
- consolidated subsidiaries and businesses	(73)		(46)
- investments	(54)		(42)
- acquisition of additional interests in subsidiaries			(7)
Disposals:		542		328
- tangible assets	99		237
- intangible assets	13		12
- consolidated subsidiaries and businesses	252		8
- investments	178		36
- sale of interests in consolidated subsidiaries			35
Other cash flow related to capital expenditure, investments and disposals:		293		361
- securities	(464)		(49)
- financing receivables	(683)		(516)
- change in accounts payable and receivable in relation to investment and capitallized depreciation	149		(26)
- reclassification: purchase of securities and financing receivables non related to operations	231		178
- sale of securities	369		382
- sale of financing receivables	804		794
- change in accounts receivable in relation to disposals	9		(8)
- reclassification: sale of securities and financing receivables non related to operations	(122)		(394)
Free cash flow		8,230		9,762

Contents

continued Summarized Group Cash Flow Statement

(million euro)	2005	2006

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		8,230		9,762
Borrowings (repayment) of debt related to financing activities:		(109)		216
- reclassification: purchase of securities and financing receivables non-related to operations	(231)		(178)
- reclassification: sale of securities and financing receivables non-related to operations	122		394
Changes in short and long-term financial debt:		(540)		(682)
- proceeds from long-term debt	2,755		2,888
- payments of long-term debt	(2,978)		(2,621)
- reduction of short-term debt	(317)		(949)
Dividends paid and changes in minority interests and reserves:		(7,284)		(6,443)
- capital contributions/payments by/to minority shareholders	24		22
- sale (acquisition) of additional interests in subsidiaries	(33)		(477)
- dividends to shareholders	(6,288)		(4,832)
- shares repurchased, net	(987)		(1,156)
Effect of changes in consolidation and exchange differences:		33		(201)
- effect of changes in consolidation	(38)		(4)
- effect of exchange differences	71		(197)
Net cash flow for the period		330		2,652

Contents

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2005	2006	Dec. 31, 2005	Dec. 31, 2006

As recorded in Eni SpA's Financial Statements	6,042	5,821	26,872	26,935
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in consolidated accounts	2,718	3,837	13,701	16,153
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(44)	(52)	1,902	1,138
- elimination of tax adjustments and compliance with group accounting policies	863	612	(1,528)	(1,451)
- elimination of unrealized intercompany profits	(40)	(207)	(2,677)	(2,878)
- deferred taxation	(313)	(195)	849	1,244
- other adjustments	21	7	98	58
	9,247	9,823	39,217	41,199
Minority interest	(459)	(606)	(2,349)	(2,170)
As recorded in Consolidated Financial Statements	8,788	9,217	36,868	39,029

Contents

Other Information

Court inquiries
The Milan Public Prosecutor is inquiring into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media has widely covered these inquiries. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the above mentioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiencies in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing	laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001).

An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in order to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni two judicial measures for the seizure of documentation concerning Eni’s transactions with said companies. Eni is acting as plaintiff in this proceeding.

TSKJ Consortium - Investigations
of SEC and other Authorities
In June 2004 the U.S. Securities and Exchange Commission (SEC) notified a request of collaboration on a voluntary basis to Eni, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 43.54%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The SEC investigations concern alleged improper payments made by the TSKJ consortium to certain public officials. Eni’s subsidiary Snamprogetti is conducting its own investigations on those alleged improper payments. Other authorities are currently investigating this matter. Eni and its subsidiary Snamprogetti are currently providing documentation and information to the SEC and other authorities, providing the necessary support.

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Subsequent events
Main subsequent events are reported in the Operating Review above.

Business trends
The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
  production of liquids and natural gas is forecast to remain on the same level as 2006 (1.77 mmboe/d). Mature field decline in Italy and in the North Sea is expected to be offset by a growth in Libya, due to the build-up of the Western Libyan Gas Project;
  sales volumes of natural gas are forecast to increase from 2006 levels (97.48 bcm), increases are expected in the Iberian Peninsula, German/Austrian and French markets;
  sold production of electricity is expected to increase from 2006 levels (24.82 TWh) due to the ramp-up of production capacity in Brindisi and the planned start-ups of new capacity at the Ferrara power plant;

  refining throughputs on Eni’s account are forecast to decline slightly from 2006 (38.04 mmtonnes) due to the termination of the contract for processing certain volumes of crude at the Priolo refinery’s facilities owned by a third party, to be offset by higher throughputs expected at the Gela, Livorno and Sannazzaro refineries;
  retail sales of refined products are expected to slightly increase in Italy due to planned marketing initiatives, and in the rest of Europe due to new acquisitions of service stations in target markets.

In 2007, management expects to increase capital expenditure from the 2006 level (euro 7.83 billion).
Increases will be apportioned to the development of oil and natural gas reserves, upgrading of refineries and the retail network and upgrading of natural gas import and transport infrastructure.

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Corporate Governance

Code of Conduct
The Board of Directors of Eni has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to ensure that others observe them.
The belief of working for the advantage of Eni is not a justification for behaviours contrary to such principles.
These values are stated in a Code of Conduct whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct.
The Code of Conduct is published on Eni’s website www.eni.it.

Self-discipline Code
In its meeting of January 20, 2000, Eni’s Board of Directors resolved to adopt the first “Self-discipline Code of Listed Companies” published by Borsa Italiana S.p.A. and underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In its meeting of December 13, 2006, the Board of Directors decided to conform to the Code of Conduct	for listed companies, as issued by Borsa Italiana in March 2006 (“Borsa Italiana Code”) by adopting an Eni Code (the “Code”). The Eni Code is based on the Borsa Italiana Code and adapts certain recommendations of the Borsa Italiana Code to the specific circumstances of Eni, clarifying certain others which resulted in a further improvement of Eni’s corporate governance. The aim of the Code is to clearly and fully disclose Eni’s corporate governance system.

The Code takes into consideration the fact that Eni is a parent company, is not controlled by any other company and – in the light of the recent provisions of the companies law reform – is not subject to direction and co-ordination by any Italian or foreign entity (company or body); hence, all the principles expounded in the Borsa Italiana Code not consistent with this status have been adjusted to avoid misunderstanding among Eni’s shareholders and stakeholders.
Similarly, the By-Laws currently in force foresee a traditional administration and control model (removing the possibility to adopt a one-tier or a two-tier model of management and control system as foreseen in the Borsa Italiana Code), the separation of the positions held by the Chairman and the CEO (making the appointment of a lead independent director unnecessary), and specific rules on the appointment and composition of the Board of Directors and of the Board of Statutory Auditors.

The Eni Code directly makes specific choices where the Borsa Italiana Code leaves this option to listed companies, making further amendments unnecessary and guaranteeing more transparency and

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understanding (i.e., the choice not to re-allocate or modify the Board’s internal committees functions, the choice to entrust internal control responsibilities to only one managerial position, to require the internal control manager to refer to the CEO and the choice not to entrust internal auditing activities to third parties).

Certain principles regarding Shareholders’ Meeting’s duties proposed by the Borsa Italiana Code were merely indicated or suggested by the Board of Directors that cannot inpose decisions to the Shareholders' Meeting. All this notwithstanding, the Board is committed to ensure that the Shareholders and the Shareholders’ Meeting focus a fair deal of attention on such issues, or otherwise promote integrations to Eni By-laws.
Certain generic recommendations of the Borsa Italiana Code have been specified in the Eni Code, in particular criteria regarding the independence of directors by clearly wording the definition of “supplementary remuneration”, which jeopardizes the independence requirement, and the meaning of “close relatives”.

The Eni Code establishes certain principles that enhance the level of governance suggested by the Borsa Italiana Code; in particular:
  the directors have adopted a guideline which takes into consideration the interests of all stakeholders when pursuing the objective of creating value for the Company’s shareholders;
  the minimum frequency of the information to be supplied to the Board of Directors by the directors holding proxies has been reduced to two months as compared with the minimum three-month period envisaged by the Borsa Italiana Code;
  the Board’s self-evaluation can be performed with the support of a specialized external consultant, to ensure its objectiveness;
  directors and auditors shall hold their positions only as long as they deem to be able to devote the necessary time to diligently perform their duties;
  the number of members of Board committees shall be lower than the majority of Board members in order not to interfere with the Board’s decision-making process;
  the Internal Control Committee’s opinion on corporate rules has been introduced, ensuring that all transactions carried out with related parties and transactions in which a director has an interest, are performed in a transparent way and according to the criteria of substantial and procedural fairness;
  the proposal of appointment of the manager delegated to internal control to the Board of Directors is drafted by the CEO, in agreement with the Chairman;

  at least two members of the Internal Control Committee must have adequate experience in accounting and finance (the Borsa Italiana Code foresees only one member with these skills).

The Board of Statutory Auditors was invited to expressly agree to the provisions of the Borsa Italiana Code on the Board of Statutory Auditors, and promptly adhered during their December 13, 2006 meeting.

In its meeting of December 13, 2006, the Board of Directors approved several rules regarding the implementation and specifying the provisions of the Code; in particular:

  the tasks of the Board of Directors have been redefined: the Board maintains an absolute central role in Eni’s corporate governance system, with wide responsibilities that cover also Eni and its subsidiaries’ organization;
  the most important transactions of Eni and its subsidiaries, that require the approval of the Board of Directors, have been defined;
  the Board of Directors has a central role in defining sustainability policies and approving the sustainability report submitted also to the Shareholders’ Meeting;
  the subsidiaries with strategic relevance have been identified;
  the Board of Directors has expressed its position on the admissible maximum number of positions in other companies that can be held by Eni’s directors to ensure a sufficient amount of time for the effective performance of their duties;
  the principle of the respect of managerial autonomy of subsidiaries that are also listed on a regulated market (as Saipem and Snam Rete Gas) has been expressly stated as well as Eni’s commitment to observing such principles as defined in the Borsa Italiana Code regarding persons holding significant positions in the share capital of listed companies.

In its meeting of March 16, 2007, the Board of Directors implementing the prescriptions of the Code and with the positive opinion of the Internal Control Committee, entrusted the Internal Audit Manager as manager delegated for the Internal control.
In its meeting of March 29, 2007, the Board of Directors approved changes in the regulations regarding the functioning and the tasks of the Internal Control Committee and the Compensation Committee, to align them to the prescriptions of the Eni Code.

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Eni’s corporate governance model, therefore, complies with the provisions of the Borsa Italiana Code and foresees certain provisions intended to improve the level of corporate governance. In relation to the compliance with the recommendations of the Code, the only items still to be implemented, but currently under realization, deal essentially with:
  the editing of a procedure for transactions with related parties, waiting for the issuing of general principles which Article 239-bis of the Civil Code assigns to Consob. Pending the publication of such rules by Consob, Eni’s internal rules provide that transactions with related parties are submitted to the Board of Directors, even when amounting to less than the materiality threshold set for the transactions to be approved by the Board;
  the alignment of the number of members of Board Committees which, as foreseen by the Eni Code, should not represent the majority of Board’s members.

Eni’s Code of Conduct has been published on Eni’s website. The “Comment” present in the Borsa Italiana Code has not been included, in order to not lengthen the document, however Eni took it into account in the implementation of principles and criteria.

* * *

In accordance with the requirements and indications of Borsa Italiana SpA, in particular, the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s corporate governance system. The “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in March 2004 has also been taken into account in preparing this report.

Eni’s organizational structure
Eni’s organizational structure follows the traditional model of companies in which management is entrusted exclusively to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.
According to Article 25 of Eni’s By-laws, the Chairman and the CEO represent the company. The Board of Directors established committees with consulting and proposing functions.

The Board of Directors
Competencies
On June 1, 2005, the Board of Directors appointed Mr. Paolo Scaroni as Chief Executive Officer and delegated all necessary powers for the administration of the Company to him, with the exception of those powers that cannot be delegated in accordance with current legislation (Article 2381 of the Italian Civil Code) and those retained by the Board of Directors (as amended by the Board of Directors in its meeting of October 11, 2005).
As mentioned above, in its meeting of December 13, 2006, the Board of Directors modified these resolutions in order to update their contents to the Code’s prescriptions, implement a more effective coordination with the By-laws and entrust the Board of Directors with a central role in the Group’s sustainability policies.
The Board, in accordance to these rules, retained the following powers, in addition to those that cannot be delegated under applicable laws:
1. Establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information.
2. Establishes among its members one or more committees with proposing and consulting functions, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations.
3. Appoints and revokes the powers of the Chief Executive Officer and the Chairman; establishes the terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the Chief Executive Officer and the Chairman and reserve to itself any operations that pertain to its powers.
4. Establishes the guidelines of the organizational, administrative and accounting structure of the Company, of the most important controlled subsidiaries and of the Group; evaluates the adequacy of the organizational, administrative and accounting structure set up by the Chief Executive Officer in particular with regard to the management of conflicts of interest.

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5. Establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. Evaluates the adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis.
6. Establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategies and objectives, including sustainability policies. Examines and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be signed by the Company.
7. Examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget.
8. Evaluates and approves interim quarterly and half-yearly reports, as per current regulations. Evaluates and approves the sustainability report, submitted also to the Shareholders’ Meeting.
9. Receives from Board members with powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in exercising the powers attributed as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board.
10. Receives half-year updates on the Board Committees’ activities.
11. Evaluates the general performance of the company and the Group, on the basis of information received from Board members with powers, with particular attention to situations of conflicts of interest and compares results achieved – as contained in the annual report and interim financial statements, as per current regulations – with the budget.
12. Evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant economic, patrimonial and/or financial impact, with particular attention to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of operational autonomy with specific regard to the listed companies of the Eni Group.	Transactions with a significant economic, patrimonial and/or financial impact include the following:
a) acquisition and sale of shares, companies, branches of companies, and properties, capital contributions in kind, mergers and de-mergers exceeding euro 50 million, notwithstanding Article 23.2 of the By-laws;
b) investments in fixed assets exceeding euro 100 million, or less if of particular strategic importance or particularly risky;
c) any exploration initiatives and portfolio operations in the E&P sector in new areas;
d) sale and purchase of goods and services other than investments, for an amount exceeding euro 1 billion or a duration exceeding twenty years;
e) financing to non-controlled companies: i) for amounts exceeding euro 50 million or, ii) in any case, if the amount is not proportionate to the interest held;
f) issuing by the Company of personal and real guarantees to non-controlled companies: i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or ii) in any case, if the guarantees are issued in the interest of non-controlled companies and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section i) of letter f), if the amount is between euro 100 million and euro 200 million, the Board confers powers to the Chief Executive Officer and the Chairman, to be exercised jointly in case of urgency.
13. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them.
14. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company's financial reports as per Legislative Decree No. 58/1998 delegating to him adequate powers and resources.
15. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and determines his/her compensation in line with the Company’s remuneration policies.
16. Ensures a person is identified as responsible for handling the relationships with the Shareholders.
17. Establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting.

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18. Examines and decides on proposals submitted by the Chief Executive Officer with respect to voting powers and to the appointment of members of the management and control bodies of the most important controlled subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings.
19. Prepares the proposals to be submitted to the Shareholders' Meetings.
20. Examines and resolves on other matters that the Chief Executive Officer deems appropriate to submit to the Board because of their importance and sensitivity.
Pursuant to Article 23.2 of the By-laws, the Board resolves on: mergers by incorporation and proportional demergers of at least 90% directly owned subsidiaries; establishment and winding up of branches; amendments to the By-laws in order to comply with applicable legislation.
On June 1, 2005, the Board of Directors entrusted the Chairman with powers to conduct strategic international relations, pursuant to Article 23.1 of Eni’s By-laws.
In accordance with Article 27 of Eni’s By-laws, the Chairman chairs Shareholders’ Meetings and oversees the implementation of decisions made by it.

Appointment
In accordance with Article 17 of Eni’s By-laws, the Board of Directors is made up of three to nine members. The Shareholders’ Meeting determines the number within said limits. As per Article 6, paragraph 2, letter d) of Eni’s By-laws the Minister for Economy and Finance, in agreement with the Minister of Economic Development, may appoint one member of the Board without voting rights in addition to those appointed by the Shareholders’ Meeting.
The Minister for Economy and Finance chose not to appoint such member.
The Board of Directors presently in office is made up of nine members appointed by the Shareholders’ Meeting of May 27, 2005, for a three-year term; their mandate expires with the Meeting convened to approve financial statements for fiscal year 2007.
The appointment of the Board of Directors calls for a list vote.
Shareholders representing at least 1% of voting shares, alone or together with other shareholders, and the Board of Directors have the right to present lists for the appointment of directors. Each shareholder can present or participate in presenting only one list.	Companies controlling a shareholder and companies controlled by the same entity are forbidden from presenting or otherwise concurring to the presentation of additional lists.
Lists are to be filed at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published in national newspapers. Lists must include statements in which each candidate attests the possession of the honorability and independence requirements as provided for by the applicable legislation and Eni’s By-laws. A professional curriculum of each candidate is recommended.

Composition
The current Board of Directors is formed by the Chairman, Roberto Poli, the CEO, Paolo Scaroni, and directors, Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta.
Roberto Poli, Paolo Scaroni, Dario Fruscio, Marco Pinto, Mario Resca and Pierluigi Scibetta were candidates included in the list of the Ministry of Economy and Finance; Alberto Clô, Renzo Costi and Marco Reboa were in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Since June 1, 2006, the Secretary of the Board of Directors is Roberto Ulissi, the Group’s senior vice president for Corporate Affairs and Governance.

Positions held in other Boards
Based on information received, follows information on positions held in other Boards of Directors or Boards of Statutory Auditors of companies listed in regulated markets also outside Italy, financial, banking or insurance or large companies by members of Eni’s Board of Directors. The professional curriculum of Directors is available on Eni’s website.

ROBERTO POLI
Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA e G.D. SpA.

PAOLO SCARONI
Board member of Il Sole 24 Ore and Il Teatro alla Scala. Member of the Supervisory Board of ABN AMRO Bank, Board member of the Columbia University’s Business School and Veolia Enviroment (Paris).

ALBERTO CLÔ
Independent Board member of ASM Brescia SpA, Società Autostrade SpA, Italcementi SpA and De Longhi SpA.

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RENZO COSTI
Board member of Editrice Il Mulino SpA.

DARIO FRUSCIO
Chairman of Italia Turismo SpA.

MARCO REBOA
Board member of Seat PG SpA, Interpump Group SpA, IMMSI SpA and, among others Intesa Private Banking SpA. Chairman of the Board of Statutory Auditors of Luxottica Group SpA.

MARIO RESCA
Chairman of Italia Zuccheri SpA, Board member of Mondadori SpA, Special manager of the Cirio Del Monte Group, under special management.

PIERLUIGI SCIBETTA
Board member of Nucleco SpA, Istituto Superiore per la Previdenza e la Sicurezza del Lavoro (I.S.P.E.S.L.), Gestore del Mercato Elettrico SpA and of Ente per le nuove tecnologie, l'energia e l'ambiente - ENEA.

Board’s opinion on the matter of the admissible number of positions held by directors in other companies
In its meeting of December 13, 2006, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by directors in other companies, as required by Eni’s Self-discipline Code:
  an executive director should not hold: i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion and ii) the position of non-executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies;
  a non-executive director, should not hold further positions than the one held in Eni, as: i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as ii) non-executive director or statutory auditor in more than six of the mentioned companies.

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.
In case a director exceeds said limits in terms of positions held, he should timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter.

On the basis of available information, Eni’s directors comply with these limits on the number of positions held in other companies.

Independence and honorability
Legislative Decree No. 58 of February 24, 1998 (TUF), as amended by Legislative Decree No. 303 of December 29, 2006 states that at least two members in a Board composed by more than seven members must possess the independence requirements provided for Statutory Auditors of listed companies.
Article 17.3 of Eni’s By-laws states that at least three Board members shall have the independence requirement, in case the Board is made up by more than five members. This rule actually increases the number of independent directors in Eni’s Board. Eni’s Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code.
On February 22, 2007, Eni’s Board of Directors, in accordance with the provisions of Eni’s By-laws and Code, determined that six out of its nine members are independent, specifically: non-executive Directors Alberto Clô, Renzo Costi, Dario Fruscio, Marco Reboa, Mario Resca and Pierluigi Scibetta.
Renzo Costi was confirmed to be independent notwithstanding his permanence as board member for a period longer than nine years, due to the fact that he has been nominated by minority shareholders (specifically institutional investors) and has demonstrated ethical and professional qualities and independence when expressing his opinion during this period.
The Board of Statutory Auditors verified the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.
In accordance with the TUF, implemented in Article 17.3 of Eni’s By-laws, the Directors and General Managers of listed companies shall possess the honorability requirements prescribed for statutory auditors.
On February 22, 2007, the Board of Directors verified that all its members possess the honorability requirements.
In accordance with Article 17.3 of Eni’s By-laws, should the independence and honorability requirements be impaired or cease or the minimum number of independent Directors diminish below the threshold set by Eni’s By-laws, the Board declares the termination of office of the member lacking said requirements and provides for his substitution.

Meetings and functioning
In 2006, the Board of Directors met 16 times (21 in 2005) for an average duration of three hours.

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The general public is informed, with advance notice, of: (i) the dates of meetings convened for the approval of annual, semi-annual, preliminary and interim accounts; (ii) the dates of meetings convened to announce the amount of interim dividends and final dividends, and related ex-dividend and payment dates, and (iii) the dates of the general Shareholders’ Meeting approving the annual financial statements.
The financial calendar is available on Eni’s website.
In its meeting of June 1, 2005, the Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in agreement with the CEO, defines agenda items. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accounts, by mail, fax, or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency.
Eni’s By-laws allow meetings to be held by video or teleconference.
Board members, Statutory Auditors and the Magistrate of the Court of Accounts receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except when confidentiality is deemed necessary.
During meetings directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items.
In 2006, on average 85% of Board members participated to Board meetings and 84% of independent non-executive Board members.
In the attached table, the percentage of attendance of each member of the Board to the Board of Directors’ and Board committees’ meetings is presented.
On September 21, 2006, the Board of Directors’ meeting was held on the Sabratha platform, off the Libyan coast, to allow non-executive directors to increase their knowledge on how Eni’s businesses operate.
Until this date, non-executive and independent members have always met in presence of the other members of the Board; Eni’s By-laws allow them to decide whether it is necessary to hold meetings attended exclusively by non-executive and independent members.

Board self evaluation
The Board of Directors performed its first evaluation of size, composition and functioning of the Board itself, in accordance with Eni’s and Borsa Italiana Codes.
In accordance with Eni’s Code, the Board of Directors has received support by a specialized consulting firm, Egon Zehnder, to guarantee the objectiveness of its evaluations.
Egon Zehnder’s work was focused on: a) gaining insight on the level of functioning and efficiency of the Board;	b) identifying areas of improvement or weakness in the functionality and efficiency of the Board. Consultants performed an in-depth interview of each member and analyzed the quantitative and qualitative aspects of all the information obtained.
The results of the interviews performed by Egon Zehnder were presented to the Board of Directors, being present the Board of Statutory Auditors. In its meeting of February 22, 2007, the Board reviewed the findings of the consultant and judged the size, composition and functioning of the Board and of the committees of the Board to be substantially positive. This conclusion shared by the consultant.
The main qualifying items underlined by the Board of Directors are: the open and direct discussion during the meetings; the respect for the contribution of each member; a constructive approach on part of all Board members to reach consensual solutions; the completeness, transparency and timeliness of information prepared by the CEO for Board meetings, and of explanations provided by the CEO during the meetings in order to allow the Board to perform its role being well informed and aware of the issues on the agenda.
All Directors have agreed on the personal contribution of each member to the optimization of the reviews made by the Board, thus allowing the Board to fully benefit from the different skills and professional backgrounds of each member, resulting in a more informed and consensual influence on the resolutions of the Board.
The Directors also agreed upon holding informal meetings to gain more insight on specific managerial and business matters, in order to better perform assigned duties.

Remuneration
Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers attributed to them, are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.
On May 27, 2005 the Shareholders’ Meeting resolved to determine the annual emolument of the Chairman in euro 265,000 and of Board members in euro 115,000. It also resolved a bonus up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member. The amount of the bonus is determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization.

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The share performance takes account of the dividend paid. Said bonus amounts to euro 80,000 or euro 40,000, and euro 20,000 or euro 10,000 for the Chairman and each Board member, respectively, depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one.
In the meeting of June 21, 2006, the Board verified that Eni rated third in the mentioned positioning in 2005.
In the meeting of July 27, 2006, the Board of Directors, as proposed by the Compensation Committee and advised by the Board of Statutory Auditors, determined an additional element of remuneration for the Board members holding positions in Board’s committees, with the exclusion of the Chairman and CEO. Said fee amounts to euro 30,000, and euro 20,000 for the position of chairman of a committee and of member of a committee, respectively. This amount decreases to euro 27,000 and euro 18,000 in case a member holds positions in more than one committee.
The remuneration of the Chairman is made up of both a fixed emolument and a variable part in relation to the powers delegated to him by the Board.
The remuneration of the CEO, the general managers and other managers with strategic responsibilities[1] is made up by a salary, a bonus, and a long term incentive. The CEO also earns a fixed emolument and a variable part in relation to the powers delegated to him by the Board.
The salary of the three General Managers of Eni divisions and of other key managers is defined considering the position held and their specific responsibilities, taking into account the compensation level adopted by domestic and worldwide companies (in oil and gas, industrial and service sectors) and aligning it on a yearly base considering individual performance and career progression.
The variable part of the remuneration is paid yearly, based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business or functional unit. The variable part of the Chairman’s and CEO’s remuneration is determined based on the achievement of specific company objectives.
The variable part paid in 2006 was determined based on the achievement of Eni’s target for 2005 as approved by the Board of Directors on proposal of the Compensation Committee and defined consistently	with the targets of the strategic plan and yearly budget. Said targets include a set level of cash flow from operations (with a 40% weight), profitability (30%) and divisional operating performance (30%). Results achieved have been assessed assuming a constant trading environment and have been verified by the Compensation Committee and approved by the Board of Directors. Based on these results, a variable amount equal to 125% of the target level was determined, within an interval ranging from 85% to 130% of said target level.
In March 2006, the Board of Directors approved a new long-term incentive plan for senior managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary incentive, linked to the achievement of certain business growth and operating efficiency goals, replacing the previous stock grant plan, and of a stock option incentive focused on the achievement of certain targets of total shareholder return. This stock-based incentive was approved by the General Shareholders’ Meeting of May 25, 2006.
This scheme has a structure that balances the monetary and stock-based components of the remuneration, as well as links economic and operating performance to share performance in the long term. The deferred monetary incentive assigned in 2006 is paid after three years from the assignment depending on the achievement of the annual EBITDA targets preset for the 2006-2008 period. Results in terms of EBITDA are assessed by comparing actual results with set targets under a constant trading environment for each year. Stock options assigned in 2006 can be exercised after three years from the assignment in a percentage depending on the performance of Eni shares measured in terms of Total Shareholder Return[2] as compared to that achieved by a panel of major international oil companies over the 2006-2008 three-year period (see below).
At the end of the three year period, the results of the long term incentive plan are analyzed by the Compensation Committee and approved by the Board of Directors.

(1)	These managers together with the CEO and the General Managers are permanent members of Eni’s Management Committee.
(2)	For a definition of TSR see “Glossary”.

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The CEO, being the General Manager of the company, is entitled to take part to both legs of this scheme, adding also a deferred bonus linked to the increase in the Eni share price, to be paid after three years (see the paragraph “Stock options and other share-based compensation”, below).	Follows the breakdown of the 2006 remuneration of the Chairman, the CEO, the divisional General Mangers and other managers with strategic responsibilities taking account of the fixed and variable components paid in the year, and the assigned long term incentive:

(%)	Chairman	CEO	Divisional General Managers	Other managers with strategic responsibilities

Fixed remuneration	65	32		38	41
Variable remuneration (linked to performance)	35	18	(*)	26	26
Long term incentive (linked to performance) (**)	-	50		36	33
Total	100	100		100	100

(*)	Determined on the actual period of office from June 1, 2005.
(**)	Evaluation of the deferred bonus (discounted) and the fair value of stock options assigned for target results. For the CEO, the deferred bonus comprises also the deferred bonus linked to the market performance of Eni shares.

Eni’s Shareholders’ Meeting of May 25, 2006, determined to extend to all Board Directors and to Statutory Auditors the insurance against professional risks included in agreements for Eni managers. This insurance reflects market terms and standard conditions.

Remuneration earned by members of the Board of Directors, Statutory Auditors, general managers, and other managers with strategic responsibilities
Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and to its subsequent modifications, remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers and other managers with strategic responsibilities is reported in the table below. Remuneration earned by managers who held a position in 2006 for a fraction of the year is reported too.
Pursuant to Consob decisions:
  in the column “Emoluments for service at Eni SpA” are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;
  in the column “Non-cash benefits” are reported amounts referring to all fringe benefits, including insurance policies;

  in the column “Bonuses and other incentives” are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities;
  in the column “Salaries and other elements” are reported base salaries paid to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

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(thousand euro)
Name	Position	Term of office	Expiry date of the position (1)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (2)	Salaries and other elements	Total

Board of Directors
Roberto Poli	Chairman	01.01-12.31	05.30.08	765	15	415				1,195
Paolo Scaroni	CEO	01.01-12.31	05.30.08	430	62	834	(3)	1,014		2,340
Alberto Clô	Director	01.01-12.31	05.30.08	134		10				144
Renzo Costi	Director	01.01-12.31	05.30.08	130		10				140
Dario Fruscio	Director	01.01-12.31	05.30.08	124		10				134
Marco Pinto	Director	01.01-12.31	05.30.08	130		10				140
Mario Resca	Director	01.01-12.31	05.30.08	128		10				138
Marco Reboa	Director	01.01-12.31	05.30.08	134		10				144
Pierluigi Scibetta	Director	01.01-12.31	05.30.08	130		10				140
Board of Statutory Auditors
Paolo Andrea Colombo	Chairman	01.01-12.31	05.30.08	115				89	(4)	204
Filippo Duodo	Auditor	01.01-12.31	05.30.08	80				55	(5)	135
Edoardo Grisolia (6)	Auditor	01.01-12.31	05.30.08	80						80
Riccardo Perotta	Auditor	01.01-12.31	05.30.08	80				63	(7)	143
Giorgio Silva	Auditor	01.01-12.31	05.30.08	80				44	(8)	124
General Managers
Stefano Cao	Exploration & Production	01.01-12.31				643		966		1,609
Domenico Dispenza	Gas & Power	01.01-12.31				386		669		1,055
Angelo Taraborrelli	Refining & Marketing	01.01-12.31				400		645		1,045
				2,540	77	2,748		3,565		8,910
Other managers with strategic responsibilities (9)						1,932		7,846	(10)	9,778

(1)	Office ends with the Meeting approving financial statements for the year ending December 31, 2007.
(2)	Based on performance achieved in 2005.
(3)	Amount accrued for the duration of office from June 1 to December 31, 2005.
(4)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(5)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA, Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(6)	Compensation for the service is paid to the Ministry of Economy and Finance.
(7)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas and as Statutory Auditor in Enifin SpA.
(8)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(9)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been members of Eni’s Steering Committee (nine managers).
(10)	Also Includes indemnities paid upon termination of employment contract.

Deferred bonus awarded to the CEO, the General Managers and managers with strategic responsibilities
The deferred bonus plan approved for the 2006-2008 three-year period envisages a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount	established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors.
The following table sets out the basic bonus awarded in the year 2006 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

(thousand euro)

Name		Deferred bonus awarded

Paolo Scaroni	CEO	787
Stefano Cao	General Manager of the E&P Division	468
Domenico Dispenza	General Manager of the G&P Division	328
Angelo Taraborrelli	General Manager of the R&M Division	307
Other managers with strategic responsibilities (1)		1,293

(1)	No. 6 managers.

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Stock options and other share-based compensation

STOCK GRANTS
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, in 2003 Eni started a stock grant scheme envisaging the offering of its own shares purchased under its buy back program (treasury shares) for no consideration to those managers of Eni	who achieve corporate and individual objectives. Said scheme applied to the three year-period 2003-2005. Assignment vested within 45 days after the end of the third year from the date of the offer.
Under this stock grant plan, on December 31, 2006, a total of 1,873,600 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.05% of capital stock) pertaining to 2003, 2004 and 2005 assignments as follows: (i) a total of 2.500 grants (fair value euro 11.20 per share) related to 2003, (ii) a total of 798,700 grants (fair value euro 14.57 per share) related to 2004 and (iii) a total of 1,072,400 grants (fair value euro 20.08 per share) related to 2005.
The following is a summary of stock grant activity for the years 2005 and 2006:

2005	2006

(euro)	Number of shares	Market price in euro (a)	Number of shares	Market price in euro (a)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460
New rights granted	1,303,400	21.336	-	-
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding of December 31	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding the stock grants assignment; (ii) the date of the recording in the grantee's securities account of the emission/transfer of the shares granted; (iii) the date of the unilateral termination of employment for rights cancelled) weighted with the number of shares. Market price of stock grants at the beginning and at the end of the year is the price recorded at December 31.

The following table presents the amount of stock grants awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

Grants outstanding at beginning of the period	Grants exercised during the period	Grants outstanding at end of the period

Name	Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise	Number of grants	Average maturity in months

Paolo Scaroni	CEO	-		-	-	-	-			-
Stefano Cao	General Manager of the E&P Division	43,700		21	14,700	24.117	29,000		15
Domenico Dispenza (1)	General Manager	12,100		14	6,300	24.117	5,800		8
	of the G&P Division	53,900	(2)	25	-	-	53,900	(2)	13
Angelo Taraborrelli	General Manager of the R&M Division	28,100		24	6,300	24.117	21,800		17
Other managers with strategic responsabilities (3)		111,400		21	60,500	23.478	50,900		15

(1)	Appointed on January 1, 2006.
(2)	Snam Rete Gas' shares. These grants have been assigned by Snam Rete Gas to Domenico Dispenza who was Chairman of Snam Rete Gas until December 23, 2005.
(3)	No. 5 managers.

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STOCK OPTIONS
Eni offers managers of Eni SpA and its subsidiaries as defined in the Article 2359 of the Civil Code holding positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the award of options for purchasing Eni treasury shares.
On May 25, 2006, the Sharehoders’ Meeting approved the 2006-2008 stock option plan and authorized the Board of Directors to make available a maximum amount of 30 million treasury shares (equal to 0.749% of the share capital) for the stock option plan.
This stock option plan foresees three annual awards. Unlike previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which options can be exercised. At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholder Return as compared to that achieved by a panel of major international oil companies in terms of capitalization. On July 27, 2006, the Board of Directors approved: (i)	the award pertaining to 2006 within the three-year period covered by the plan; (ii) its regulation; and (iii) the criteria to be followed in the identification of managers to whom the option will be assigned. The Board of Directors delegated to the CEO the task to identify eligible managers by the end of each year covered by the plan. Under this plan, 7,050,000 options were awarded pertaining to 2006 with a strike price of euro 23.119. Previous stock option plans provided that grantees had the right to purchase treasury shares in a 1 to 1 ratio after three years from the award, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award or, if greater, as the average carrying cost of treasury shares held by Eni as of the date preceding the award.
At December 31, 2006, a total of 15,290,400 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 of Eni SpA, carrying an average strike price of euro 21.022.
The weighted-average remaining contractual life of options outstanding at December 31, 2003, 2004, 2005 and 2006 was 4.6 years, 5.6 years, 6.6 years and 5.6 years, respectively.
The following is a summary of stock option activity for the years 2005 and 2006:

2005	2006

(euro)	Number of shares	Weighted average exercise price	Market price (a)	Number of shares	Weighted average exercise price	Market price (a)

Options as of January 1	11,789,00	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(1)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

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The fair value of stock options granted during the years ended December 31, 2003, 2004, 2005, 2006 of euro 1.50, euro 2.01, euro 3.33 and euro 2.89 respectively, was calculated	applying the Black-Scholes method using the following assumptions:

2003	2004	2005	2006

Risk free interest rate	(%)	3.16	3.21	2.51	4
Expected life	(years)	8	8	8	6
Expected volatility	(%)	22	19	21	16.8
Expected dividends	(%)	5.35	4.5	3.98	5.26

The following table presents the amount of stock options awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

CEO	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	Other managers with strategic responsibilities (1)

Paolo Scaroni	Stefano Cao	Domenico Dispenza (2)	Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		699,000		201,500	43,000	269,500	(3)	123,000	686,500
- average exercise price	(euro)	22.509		17.920	14.171	3.988		18.308	18.208
- average maturity in months		91		82	64	85		83	79
Options granted during the period
- number of options		681,000	(4)	175,500	122,500	-		115,000	552,500
- average exercise price	(euro)	23.100		23.100	23.100	-		23.100	23.100
- average maturity in months		72		72	72	-		72	72
Options exercised at the end of the period
- number of options		-		62,500	28,500	-		-	312,500
- average exercise price	(euro)	-		13.743	13.743	-		-	16.478
- average market price at date of exercise	(euro)	-		23.341	24.095	-		-	23.256
Options outstanding at the end of the period
- number of options		1,380,000		314,500	137,000	269,500		238,000	926,500
- average exercise price	(euro)	22.801		21.641	22.244	3.988		20.624	21.709
- average maturity in months		73		70	65	73		68	69

(1)	No. 9 managers.
(2)	Appointed on January 1, 2006.
(3)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(4)	The assignment to the CEO has been integrated by a deferred bonus linked to the market performance of Eni shares, to be paid after a three year period and corresponding to 96,000 options with a strike price of euro 23.100 and a vesting period of three years.

Overall remuneration of key management personnel
On the whole, remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, general managers and	other managers holding strategic responsibilities amounted to euro 23 million for 2006 consisting of: (i) fees and salaries for euro 16 million; (ii) post-employment benefits for euro 1 million; (iii) other long term benefits for euro 3 million; and (iv) fair value of stock grant/option for euro 3 million.

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Board Committees
The Board has instituted three committees with proposal and advisory functions. Their composition, tasks and functioning are defined by the Board of Directors in respect of the criteria established by the Eni Code. They are: a) the Internal Control Committee, b) the Compensation Committee and c) the International Oil Committee, composed almost exclusively of independent Directors.
In its meeting of June 1, 2005, the Board appointed the following directors as members of the Committees:
Internal Control Committee: Marco Reboa (Chairman, independent), Alberto Clô (independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent);
Compensation Committee: Mario Resca (Chairman, independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent);
International Oil Committee: Alberto Clô (Chairman, independent), Paolo Scaroni (CEO), Dario Fruscio (independent) and Marco Reboa (independent).
The Code, in line with the Borsa Italiana Code, suggests the creation of a “Nominating Committee”. The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Internal Control Committee
The Internal Control Committee is entrusted with advisory and consulting tasks in respect of the Board in the area of monitoring general management issues.
In the course of 2006, the Internal Control Committee met 15 times, with an average participation of 80% of its members, and reviewed the following: (i) the 2006 audit plan prepared by Eni, Saipem and Snam Rete Gas internal audit functions and their progress; (ii) findings and results from Eni’s internal auditing interventions; (iii) initiatives undertaken and effects of measures applied in order to eliminate the weaknesses highlighted by Eni’s Internal Audit department; (iv) the essential features of the 2005 financial statements, making suggestions intended to improve the level of disclosure throgh meetings with top level representatives of administrative functions of the main Eni subsidiaries, chairmen of boards of statutory auditors and responsible partners from external audit companies; (v) Eni’s 2006 draft Half Year Report; (vi) the “Recomendations on the internal accounting control system” presented on 2004 financial statements by the external audit company; (vii) the external audit	company reports on “Facts and circumstances of interest in the governance activity”; (viii) the situation of appointments of external auditors of main group companies, the recognition of costs incurred and the observations contained in the reports of external auditors pertaining to the financial statements of Eni’s subsidiaries; (ix) the proposal to integrate the task of Eni’s external auditors, to also include the certification of Eni’s internal control system, under Section 404 of the Sarbanes-Oxley Act (SOA) for fiscal year 2006, and the proposal extending the task of the external auditor currently in charge to audit the financial statements for Group companies and to certify the Group internal control system over financial reporting as well as all other admissible tasks for the 2007-2009 period; (x) the report on the implementation of SOA activities; (xi) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001; (xii) the general aspects of rules on recommendations received by Eni, which also include confidential or anonymous recommendations, issued also in respect of the Sarbanes-Oxley Act, and the periodic reports concerning the received recommendations; (xiii) the new organizational structure and the tasks of Eni Internal Audit function; (xiv) the reorganization of the Group supply activities; (xv) issues on hydrocarbon reserves and relevant classification criteria, also including accounting issues; (xvi) appointments of consultants and legal counsellors supporting the Company on legal matters for the 2005-2006 two year period; (xvii) antitrust procedures and the recognition of the relevant provisions to the risk reserve; (xviii) the reports on additional information submitted to the SEC and accounting treatment of the merger of Enifin with the parent company Eni; (xix) the report on Eni administrative and accounting organization to be submitted to the Board of Directors.
The Internal Audit Manager is the secretary of the Committee. In its meeting of March 16, 2007, the Board of Directors, as proposed by the CEO, in agreement with the Chairman and after asking the Internal Control Committee for its opinion, entrusted the Internal Audit Manager as manager delegated for the internal control.

Compensation Committee
The Compensation Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks with respect to the Board on the matters of compensation of the Chairman and CEO as well as of the Board Committees members, and following the indications of the CEO, on the following: (i) stock-based incentive plans; (ii) the definition of the

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criteria for the compensation of top managers of the Group; (iii) the setting of objectives and the evaluation of results of performance and incentive plans.
In 2006, the Compensation Committee met nine times with an average participation of 96% of its members, and accomplished the following:
(i) verified functions and tasks of the Committee, defined by the new regulation approved by the Board of Directors in June 2005 (available on Eni’s website), in accordance with the national and international corporate governance principles, confirming their substantial alignment with international and national standards; (ii) examined the objectives of the 2006 performance and incentive plan and appraised 2005 results, to be submitted to the Board of Directors for approval; (iii) examined the revised long-term incentive system for managers, and drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting’s approval of the 2006-2008 stock option plan and the authorization to use treasury shares for servicing the stock option plan; (iv) examined the issue of the insurance against professional risks included in agreements for Eni managers, extended to Directors and Statutory Auditors, as approved by the Board of Directors in its meeting of March 30, 2006, and the issue of the insurance against managerial risks, on which the Shareholders’ Meeting’s approval has been requested; (v) examined the Chairman variable compensation and drafted a proposal for determining the variable part of the remuneration of the Chairman and CEO based on 2005 performance to be submitted to the Board of Directors; (vi) examined the benchmarks for top management remuneration, the criteria of the annual remuneration policy, as well as the implementation of incentive plans for the year and in the long-term in order to draft a proposal to submit to the Board of Directors; (vii) examined the compensation to be attributed to the Directors, related to functions and activities performed in their role as members of the Committees established by the Board, in order to draft a proposal approved by the Board of Directors’ meeting of July 27, 2006; (viii) examined the impact of the new stock-based incentive scheme on CEO compensation, and drafted an integration proposal in order to maintain the incentive level established in 2005, to be submitted to the Board of Directors (see “Stock options and other share-based compensation”).
In 2006, the Committee appointed external consultants to acquire analysis and advice on its specific matters.	International Oil Committee
The International Oil Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects.
In 2006 the International Oil Committee met five times with a 75% participation of its members.
The first meeting concerned trends and conditions of the oil and gas industry, as well as the key variables of the energy scenarios for Eni’s four-year strategic plan.
The other meetings concerned the analysis of worldwide energy market prospects to 2020, to identify the main issues and challenges to be addressed in Eni Master Plan – a key document in the planning process defining Eni industrial strategies.
In particular, the meetings dealt with: (i) worldwide energy consumption trends to 2020 – discussed in two meetings – aimed at identifying fundamentals, underlying assumptions and possible uncertainties in consumption trends in the most important world areas; (ii) a survey of the supply of natural gas in the world and (iii) a survey of the worldwide oil supply, highlighting hydrocarbons and infrastructure development trends, in relation to the industrial and market trends in the next 15 years.

Board of Statutory Auditors and other control entities

Board of Statutory Auditors
The Board of Statutory Auditors, in accordance with Legislative Decree No. 58/1998 (TUF), monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of proper administration; (iii) the adequacy of the company’s organizational structure, for the parts covered by the Board's responsibility, of its internal control system and administration and accounting systems as well as the reliability of the latter in fairly representing the management of the company; (iv) the adequacy of instructions conveyed by the parent company to its subsidiaries according to Article 114, paragraph 2 of the above mentioned decree; (v) the actual implementation of corporate governance rules foreseen by the codes of conduct prepared by market regulators and the associations the company belongs to, that the company publicly declares to respect.
In accordance with the Eni Code, in line with the Borsa Italiana Code, the Board of Statutory Auditors monitors the independence of the external auditing firm, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the accounting

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control provided to Eni by the auditing firm and the entities belonging to its network.
According to the TUF (as amended by Legislative Decree No. 303/2006), the Board of Statutory Auditors drafts a proposal regarding the appointment of the external auditors and their fee to be submitted to the Shareholders’ Meeting for approval.
The Board of Directors, in its meeting of March 22, 2005, in accordance with the provision of the SEC Rule 10A-3 for non-US companies listed on US stock exchanges, elected the Board of Statutory Auditors to fulfill the role of the audit committee in US companies under the Sarbanes-Oxley Act and SEC rules, within the limits set by Italian legislation from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved the regulation for carrying out the functions attributed to the audit committee under US laws. This regulation is published on Eni’s website.

COMPOSITION AND APPOINTMENT
The Board of Statutory Auditors is comprised of five auditors and two alternate auditors, appointed by the Shareholders’ Meeting for a three-year term.
On May 27, 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for a three-year period and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are alternate auditors. A curriculum of these auditors is published on Eni’s website. The same Meeting also determined the yearly compensation of the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000 respectively.
Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry of Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Statutory Auditors are appointed in accordance with Eni’s By-laws with a list vote; at least two auditors and one substitute are chosen from minority candidates.
According to Article 28.2 of Eni’s By-laws, as revised by the Shareholders’ Meeting of May 25, 2006, to implement the provision of Law No. 262 of December 28, 2005 (law on the protection of savings), the Shareholders’ Meeting elects Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes; this prescription will be applied in the next Board election.
The lists of candidates include declarations made by	the candidates on the possession of independence and expertise requirements prescribed by applicable regulation and a professional resume of each candidate, must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in national newspapers.

EXPERTISE AND INDEPENDENCE
In accordance with the TUF, Statutory Auditors have to possess the specific requirements of independence, and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice.
As also reported in the Code, the Statutory Auditors shall act with autonomy and independence also vis-à-vis the shareholders who elected them.
As for professional qualifications of the candidates, Article 28 of Eni’s By-laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses.
Eni’s auditors are all chartered auditors.
Article 28 of Eni’s By-laws also prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the management control committee of at least five companies with registered securities in regulated markets not subsidiaries of Eni SpA. In case such persons are elected, their task is terminated.
This prescription should be replaced by a Consob regulation defining the maximum allowed number of appointments of a statutory auditor in line with the TUF.
In its meeting of March 16, 2007, the Board of Statutory Auditors verified that all its members complied with the independence criteria prescribed by the rules of the Eni Code intended to ensure the Statutory Auditors’ possession of required independence after their appointment, also based on the criteria defined by the Code for the members of the Board of Directors.

MEETINGS AND FUNCTIONING
Statutory auditors receive information on all issues on the agenda of the Board of Directors at the same time as the Directors.
In line with the provisions of the Eni Code, an Auditor who has an interest, either own or on behalf of third parties, in a certain transaction of the issuer, shall inform the Board of Directors and the other Auditors.
In 2006, the Board met 20 times with an average participation of 78% of its members.

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The table attached at the end of this section indicates, the percentage of participation of each auditor to the Board of Auditors meetings.

FURTHER AUDITORS' APPOINTMENTS
Based on information received, information on positions held by the members of Eni’s Board of Statutory Auditors in other Boards of Directors and Boards of Statutory Auditors of listed companies, also abroad, financial, banking, insurance or large companies is provided below.
The curriculum of each Auditor is available on Eni’s website.

PAOLO ANDREA COLOMBO
Chairman of Sintesi SpA, independent Director of Mediaset SpA, Interbanca SpA, Iniziative Gestione Investimenti SpA, RCS Quotidiani SpA, SIAS SpA, Director of Versace SpA. Chairman of the Board of Statutory Auditors of Ansaldo STS and Saipem SpA. Auditor of Aviva SpA, Lottomatica SpA and Sirti SpA.

FILIPPO DUODO
Chairman of the Board of Statutory Auditors of Banca Meridiana SpA. Auditor of Benetton Group SpA.

RICCARDO PEROTTA
Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA and Gewiss SpA, Auditor of ECS International Italia SpA.

GIORGIO SILVA
Auditor of Luxottica SpA and RCS Mediagroup SpA.

External Auditors
As provided for by Italian law, the auditing of financial statements is entrusted to external auditors registered on the register held by Consob. The external auditor is appointed by the Shareholders’ Meeting. Eni’s external auditor, PricewaterhouseCoopers SpA, was appointed by the Shareholders’ Meeting of May 28, 2004 for a three-year term ending with the Meeting approving financial statements for 2006.
Financial statements of Eni subsidiaries are audited, mainly by PricewaterhouseCoopers. In order to express its opinion on Eni’s consolidated financial statements PricewaterhouseCoopers took the responsibility of the audit activities performed by other auditors on certain Eni fully consolidated subsidiaries representing, however, a negligible part of Eni’s consolidated assets and revenues.
Eni’s external auditor and the companies belonging to its network are not to be entrusted with tasks not	pertaining to audit activities, except for rare and motivated cases for tasks – not prohibited by Consob and the Sarbanes-Oxley Act – subject to authorization by Eni’s Board of Statutory Auditors and to approval by the Board of Directors of Eni Group companies upon favorable opinion of their Board of Statutory Auditors. Eni’s Board of Statutory Auditors must be informed of all tasks entrusted to external auditors by Eni Group companies.

Other auditing
The accounts of the parent company Eni SpA are subject also to the review of the Italian Court of Accounts. The relevant activity is performed by the Magistrate delegated to control, Lucio Todaro Marescotti (alternate Magistrate Angelo Antonio Parente), replacing Luigi Schiavello, as decided on July 19-20, 2006, by the Governing Council of the Italian Court of Accounts.
The Magistrate delegated to control attends the meetings of the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee.

Internal controls
Eni is aware that financial information plays a crucial role in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders, and contributes, as well as the group performance, to the creation of value for the shareholders.
Eni is also aware that investors rely on Eni managers and employees respecting procedures and rules of the company’s internal control system.
In this area a special relevance is attribuited to Eni’s Code of Conduct that identifies the fundamental values for the deployment of Eni activities in the formal and substantial legitimacy of behavior of its employees at any organizational level, the transparency of accounts and disclosure, and the spreading of a control oriented attitude.
The Board of Directors evaluates the consistency of the internal control system with the company structure and characteristics. The CEO monitors the functionality of the internal control system, supported by the manager in charge of the internal control and by the Internal Audit department.
In particular, the Board of Directors is assisted by the Internal Control Committee in the performance of the tasks related to: (i) defining the guidelines for the company’s internal control system intended to ensure that the main company risks are correctly identified, measured, managed and monitored, also determining whether such risks are compatible with a sound and a correct management of the company; (ii)

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annually evaluating the suitability, effectiveness and efficient operation of the internal control system; (iii) disclosing the key elements of the internal control system, and evaluating its overall adequacy in the annual report on corporate governance. In performing those tasks, the Board of Directors refers to available conceptual models and domestic and international best practices. Special attention is paid to organization and management models adopted according to Legislative Decree No. 231/2001 and to the Code of Conduct.
In line with these principles, Eni adopted regulations for the preparation of financial statements of the Group companies and the collection of information necessary for timely and fair disclosure in quarterly and yearly reports in accordance with generally accepted rules and accounting standards, ensuring also uniformity of behavior, an essential element for the provision of proper financial information on the Group.
With the aim of ensuring the effective and correct enactment of such rules, principles and standards and of general rules governing processes for information to be recorded, processed, summarized and reported, Eni adopted an internal control system designed with the aim of providing investors and markets with fair, complete and timely information.
Eni internal control system has been designed in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (SOA) which Eni has to comply with as its securities are listed on the New York Stock Exchange. Such control system was designed in accordance with two fundamental principles:
  to extend control to all the levels of the organizational structure, consistently with the operating task entrusted to each level;
  sustainability of controls in the long term, so as to ensure that the performance of controls is increasingly integrated in and compatible with operating needs; for this purpose, specific controls have been selected in order to identify such critical controls as to mitigate the level of risk.

The objectives of the internal control system have been defined consistently with applicable provisions of US rules distinguishing two systemic components:

  disclosure controls and procedures;
  internal control over financial reporting.

Disclosure controls and procedures are defined as controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in its reports is collected and communicated to Eni management, including Eni’s CEO and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Eni’s internal control over financial reporting has been designed to be consistent with the Internal Control-Integrated Framework created and published by the Committee of Sponsoring Organizations of the Treadway Commission and comprises five interrelated components: control environment, risk assessment, control activities, information and communication, and monitoring. Such components in relation to their own features operate at entity level (Group, business segment, divisions, subsidiary) and/or at a process level, including both operational and financial administration process (transaction, evaluation processes and closing the books).
The key objective of internal control over financial reporting is to mitigate risks due to negligence and risks of fraud, significantly impacting financial statements. In addition, a specific risk assessment has been performed on fraud risks, and from this anti-fraud measures and controls have been designed.
Management has developed its own assessment procedures to evaluate the design of Eni’s internal control over financial reporting and its operating effectiveness. To that end, management has implemented ongoing monitoring activities entrusted to managers who are responsible of conducting primary processes or activities, and separate evaluations have been entrusted to Eni’s Internal Audit department. This department operates according to a preset plan of interventions defining scope and objectives of each intervention.
Outcomes from all monitoring activities are reported periodically in order to ascertain the state of Eni’s internal control over financial reporting. All levels of Eni’s organizational structure are involved in this reporting process.
A primary role in Eni’s internal control over financial reporting is played by the Internal Audit department, directly reporting to the CEO and to the Board of Statutory Auditors in its quality of audit committee under the SOA.
The Internal Audit Manager, in his/her role as responsible for internal control activities, reports to the CEO, to Eni’s Internal Control Committee and to the Board of Statutory Auditors. Among the tasks entrusted to the Internal Audit department are: (i) to ensure implementation of the following activities: vigilance activity as required by Legislative Decree No. 231/2001;

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separate evaluations as required by the SOA, operational, financial, information technology and fraud auditing activities on behalf of Eni divisions and Eni’s fully-owned subsidiaries lacking their own Internal Audit departments; (ii) to update Eni’s system for identifying, classifying and assessing risk areas in order to plan control activities; (iii) to implement planned and non-planned control activities, and to identify possible gaps with respect to adopted conceptual models, also making proposals on corrective measures and monitoring subsequent follow-up activities; (iv) to maintain relationships with external auditors; (v) to maintain relationships with and ensure information flows to the Watch Structure, the Internal Control Committee and the Board of Statutory Auditors; (vi) to ensure the management of the recommendations received by Eni, also under an anonymous form, during the internal preliminary investigations and supporting the entrusted company bodies in their evaluation process, always in full compliance with Eni procedures.
The integrated auditing plan and the outcomes of the activities performed are evaluated by the Internal Control Committee, the Board of Statutory Auditors, and the Watch Structure within the boundaries of the matters covered by Legislative Decree No. 231/2001.
The Internal Audit department and the external auditors have complete access to data, information and documentation which can support the performance of auditing activities.

Legislative Decree No. 231/2001
In its meetings of December 15, 2003 and January 28, 2004 the Board of Directors approved a “Model for organization, management and control according to Legislative Decree No. 231/2001” and established a Watch Structure. Legislative Decree No. 231/2001 states the administrative responsibility of entities such as companies and partnerships, according to Article 11 of Law No. 300 of September 29, 2000. The principles of the “231 model” are published on Eni’s website. The criteria for the preparation of this model are those included in a guidebook prepared by Confindustria (the Italian association of industrial companies) as verified by the Ministry of Justice as required by the same Decree. The model was transmitted to all Group companies for application.

Transactions in which a director has an interest
and transactions with related parties
In accordance with the TUF and with Article 23.3 of Eni’s By-laws, the Directors shall timely inform the Board of Statutory Auditors on transactions in which they have an interest.	During each Board of Directors’ meeting, the Chairman expressly asks the Directors to declare any of their potential interest in transactions on the agenda.
The Eni Code, in accordance with the Borsa Italiana Code, foresees the adoption, by the Board of Directors, of measures ensuring that transactions in which a director has an interest, directly or on behalf of third parties, and all transactions carried out with related parties, are performed in a transparent way and meet criteria of substantial and procedural fairness.
In addition, the Eni Code foresees a specific opinion of the Internal Control Committee on the rules adopted by the Board of Directors.
Preparation of a procedure regarding transactions with related parties is underway; however its finalization is stalling due to the circumstance that Italian listed companies are awaiting the emission on part of Consob of certain guidelines that Article 2391-bis of the Civil Code assigns to Consob. Pending the emission of such guidelines, Eni’s internal rules provide that transactions with related parties be submitted to the Board of Directors, even though of amounts lower than the materiality threshold set for the transactions to be approved by the Board;
The Board of Directors’ resolution defining the powers of the Board itself points out the needs to pay particular attention to those situations in which a director has an interest and to transactions with related parties.
Moreover, Eni is committed to observing principles as defined in the Borsa Italiana Code regarding such persons holding significant positions in the share capital of listed companies and in particular respecting their managerial autonomy.
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with related parties as defined by IAS 24. These include non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni Group companies.
Eni’s Directors, General Managers and managers with strategic responsibilities disclose every six months any transactions with Eni SpA and its subsidiaries that require disclosure under IAS 24.
Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in Note 33 to the consolidated financial statements.

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Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual
Corporate governance As discussed above, Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom management and monitoring duties are respectively entrusted. This model differs from the U.S. unitary model which provides for the Board of Directors as the sole corporate body responsible for management and for audit committee established within the same Board for monitoring.
Below is a description of the most significant differences between corporate governance practices followed by U.S. domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE Standards Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g., he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three-year “cooling-off” period following the termination of any relationship that compromised a director’s independence.

Eni Standards In Italy, the Borsa Italiana Code recommends that the Board of Directors includes an adequate number of independent non-executive directors“ in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such a significance as to influence their autonomous judgement.
The directors’ independence shall be periodically assessed by the Board of Directors.
The results of the assessments of the Board shall be communicated to the market.
The Board of Directors shall evaluate the independence of its non-executive members having regard more to the contents than to the form and keeping in mind that a director usually does not appear independent in the	following events, to be considered merely as an example and not limited to:
a) if he/she controls, directly or indirectly, the issuer also through subsidiaries, trustees or through a third party, or is able to exercise over the issuer dominant influence, or participates in a shareholders’ agreement through which one or more persons may exercise a control or considerable influence over the issuer;
b) if he/she is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, also jointly with others through a shareholders’ agreement;
c) if he/she has, or had in the preceding fiscal year, directly or indirectly (e.g., through subsidiaries or companies of which he/she is a significant representative, or in the capacity of partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
- with the issuer, one of its subsidiaries, or any of its significant representatives;
- with a subject who, jointly with others through a shareholders’ agreement, controls the issuer, or – in case of a company or an entity – with the relevant significant representatives;
- or is, or has been in the preceding three fiscal years, an employee of the abovementioned subjects;
d) if he/she receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the “fixed” remuneration of non-executive director of the issuer, including the participation in incentive plans linked to the company’s performance, including stock option plans;
e) if he/she was a director of the issuer for more than nine years in the last 12 years;
f) if he/she is vested with the office of executive director in another company in which an executive director of the issuer holds the office of director;
g) if he/she is shareholder or quotaholder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer;
h) if he/she is a close relative of a person who is in any of the positions listed in the above paragraphs.
The Eni Code foresees further independence requirements, in line with the ones provided by the

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Borsa Italiana Code. In its meeting of February 22, 2007, Eni’s Board of Directors judged that six out of eight of its non-executive members comply with the independence standards, set by the Eni Code. Non-executive Director Marco Pinto is an employee of the Ministry of Economy and Finance.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE Standards Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni Standards Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately,under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE Standards Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni Standards In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-U.S. private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see paragraph “Board of Statutory Auditors” earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of U.S. companies have further functions and responsibilities which are not mandatory for non-U.S. private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the Shareholders’ Meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.	Eni Standards This provision is not applicable to non-U.S. private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni’s By-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

The shareholders
The Shareholders’ Meeting
During meetings, shareholders can request information on issues in the agenda. Information is provided within the limits of confidentiality, taking account of applicable rules regulating the matter of price sensitive information.
With the aim of facilitating the attendance of shareholders, calls for meetings are published in Italian and foreign newspapers, Eni’s By-laws allow vote by correspondence and the collection of powers of attorney in Articles 13 and 14.
On December 4, 1998, Eni approved a regulation for its meetings, available on Eni’s website, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.
The Shareholders’ Meeting held on May 25, 2006, in order to align Eni’s By-laws to the prescriptions of the TUF regulating the protection of investors, modified the By-laws stating that all the shareholders representing also with others, at least 1/40 of the share capital, can ask to add items to the agenda, within five days of the publication of the convening notice.

Eni’s shareholders
Eni SpA’s share capital at December 31, 2006, amounted to euro 4,005,358,876 fully paid and was represented by 4,005,358,876 ordinary shares, at a nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights provided by the law.
In accordance with Article 6 of Eni’s By-laws, no shareholder, excepted the Italian Government, can directly or indirectly own more than 3% of Eni SpA’s share capital; the shares held above this limit do not allow to exercise the rights exceeding the 3% threshold.
In 1995 Eni issued a sponsored ADR (American Depositary Receipts) program directed to U.S.

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investors. One ADR is equal to two Eni ordinary shares; ADRs are listed on the New York Stock Exchange. Based on information available and received in accordance with Consob Decision	No. 11971/1999, as of December 31, 2006, shareholders holding more than 2% of Eni’s share capital were the following:

Shareholders	Shares held	% of capital

Ministry of Economy and Finance	813,443,277	20.31
Cassa Depositi e Prestiti SpA	400,288,338	9.99
Eni SpA (own shares)	324,959,866	8.11

Shareholders by area
Shareholders	Number of shareholders	Number of shares	% of capital (1)

Italy	337,133	2,499,529,005	62.40
UK and Ireland	1,160	208,488,751	5.21
Other EU	4,270	511,666,488	12.77
USA and Canada	1,848	327,231,932	8.17
Rest of world	1,387	146,093,376	3.65
Own shares at the dividend date		312,264,429	7.80
Other		84,895	..
Total	345,798	4,005,358,876	100.00

(1)	At the dividend payment date, June 22, 2006 (ex-dividend date was June 19, 2006).

Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares	% of capital (1)

>10%	1	813,443,277	20.31
3%-10	1	400,288,338	9.99
2%-3% (2)	1	93,040,000	2.32
1%-2%	8	510,288,948	12.74
0.5%-1%	9	218,486,106	5.46
0.3%-0.5%	15	238,443,980	5.95
0.1%-0.3%	56	377,681,072	9.43
= 0.1%	345,707	1,041,337,831	26.00
Own shares at the dividend date		312,264,429	7.80
Other		84,895	..
Total	345,798	4,005,358,876	100.00

(1)	At the dividend payment date June 22, 2006 (ex-dividend date was June 19, 2006).
(2)	Shareholder Banca Intesa informed that it reduced its interest from 2.32 to 0.57%.

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Special powers of the State - golden share
Under Article 6.1 of Eni’s By-laws only the Italian State can hold shares representing more than 3% of Eni’s share capital.
Eni’s By-laws in Article 6.2 attribute to the Minister for Economy and Finance, in agreement with the Minister of Economic Development, the following special powers to be used in compliance with the criteria indicated in the Decree of the President of the Council of Ministers of June 10, 2004: (a) opposition with respect to the acquisition of material shareholdings representing 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings. Such opposition is required to be expressed within 10 days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholder’ register, should the transaction be considered prejudicial to vital interests of the State; (b) opposition with respect to the subscription of shareholders’ agreements or other arrangements (as defined by Article 122 of Legislative Decree No. 58 of February 24, 1998) whereby 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings is involved; (c) veto power – duly motivated by the case of prejudice to the interests of the State – with respect to shareholders’ resolutions to dissolve Eni SpA, to transfer the business, to merger or to demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member without voting right.
Law No. 266 of December 23, 2005 (Budget Law) in Article 1, paragraphs 381 to 384 in order to favor the process of privatization of and the diffusion among the public of shareholdings in companies in which the State holds significant stakes, introduced the option to include in the by-laws of listed companies formerly entirely owned by the State, as in the case of Eni SpA, regulations providing the issuance of shares and securities also at par value with the right to vote at ordinary and extraordinary Shareholders’ Meetings in favor of one or more shareholders identified also in terms of the number of shares held. The introduction of these norms in Eni’s By-laws, subject to approval by the EU, will entail the cancellation of the 3% threshold to individual shareholdings, except for the State, as contained in Article 6.2 of Eni’s By-laws.

Eni’s By-laws modifications
Legislative Decree No. 303/2006 introduced changes to the law on protection of savings. In the meeting of March 29, 2007, the Board of Directors convened the	Shareholders’ Meeting also in extraordinary session, to approve the changes to Eni’s By-laws, that align the by-laws to the said Decree.
Adjustments introduced by the law on protection of savings had already been adopted by the May 25, 2006 Shareholders’ Meeting.

Shareholder and investor relations
In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s website. Relations with individual investors, institutional investors, shareholders and the press are handled by dedicated Eni departments.
Relations with investors and financial analysts are held by the Investor Relations manager. Information is available on Eni’s website and can be requested by sending an email to investor.relations@eni.it.
Relations with the press are held by the press manager.
Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s website and can be requested by sending an email to segreteriasocietaria.azionisti@eni.it or calling the toll-free number 800.940.924 (Outside Italy 800.11.22.3456).
Information regarding periodic reports and major events/transactions are promptly made available to the public, and are also published on Eni’s website. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public are mailed on request free of charge.

Handling of company information

On February 28, 2006, Eni’s Board of Directors updated the “Procedure for the disclosure of information to the market concerning Group

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activities” approved on December 18, 2002 and published on Eni’s website. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings.
Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.
Directors and Auditors ensure the confidentiality of documents and information acquired during their tasks and respect the procedure defined by Eni for the treatment of information and for the and the disclosure of information to the market.

Register of the persons having access to privileged information

On February 28, 2006, the Board of Directors approved a procedure concerning the creation and updating a register of persons with a right to access privileged information at Eni, as provided for by Article 115-bis of Legislative Decree No. 58 of February 24, 1998.
The procedure implementing Consob Decision on listed issuing companies, states:
(i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or functions performed on behalf of Eni, have access to privileged information; (ii) terms and procedures of information of said persons of their recording or cancellation and relevant reasons.
The procedure is in force from April 1, 2006 and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni's website.

Internal Dealing

On February 28, 2006, the Board of Directors approved the “Internal dealing procedure” for the identification of relevant persons and the communication of transactions involving financial instruments issued by Eni SpA and its listed subsidiaries made by these persons, which substitutes the Internal Dealing Code approved by the Board on December 18, 2002.
The procedure implements the provisions of Article 114, paragraph 7 of Legislative Decree No. 58 of February 24, 1998.
Eni’s procedure, implementing Consob Decision on listed issuing companies: (i) identifies relevant persons: (ii) defines the transactions involving financial instruments issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information.
The procedure states that managers having regular access to privileged information, during specific periods of the year (blocking periods), are not allowed to buy or sell shares.
The procedure went into effect on April 1, 2006, and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni's website.

* * *

Follow the tables included in the “Handbook for the preparation of the report on corporate governance” issued by Assonime and Emittente Titoli SpA in March 2004.

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Structure of the Board of Directors and its Committees
Board of Directors	Internal Control Committee	Compensation Committee	International Oil Committee

Members	executive	non executive	independent	% attendance	other appointments (1)	members	% attendance	members	% attendance	members	% attendance

Chairman
Roberto Poli		X	X	100	4
CEO
Paolo Scaroni	X			100	4					X	40
Directors
Alberto Clô (*)		X	X	94	4	X	87			X	100
Renzo Costi (*)		X	X	69		X	67	X	83
Dario Fruscio		X	X	56						X	60
Marco Pinto		X		81		X	60	X	100
Marco Reboa (*)		X	X	100	5	X	100			X	100
Mario Resca		X	X	81	3			X	100
Pierluigi Scibetta		X	X	81	1	X	87	X	100

Number of meetings in 2006	16	15	9	5

(1)	Appointments as director or statutory auditor in other listed companies, also outside Italy, in financial, banking, insurance or large companies.
(*)	Appointed by the minority list.

The Self-discipline Code foresees the possibility to form, within the Board, a Committee for the proposal of Directors “nomination” especially when cases the Board of Directors notices the difficulty of the shareholders in organizing the prosposal for the appointment, as being in listed companies". The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Board of Statutory Auditors
Members	% attendance Meetings of the Board of Statutory Auditors	% attendance Meetings of the Board of Directors	Number of other appointments (1)

Chairman
Paolo Andrea Colombo	100	94	6
Auditors
Filippo Duodo	45	81	1
Edoardo Grisolia	55	63
Riccardo Perotta (*)	95	88	3
Giorgio Silva (*)	95	100	2
Number of meetings in 2006	20	16

(1)	Appointments as director or statutory auditor in other listed company, also outside Italy, or in financial, banking, insurance or large companies.
(*)	Appointed by the minority list.

For presenting a list shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary Shareholders' Meeting.

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Other information to be disclosed under the Self-discipline Code (required by to the Self Discipline Code published by Borsa Italiana in 2002)
	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties		X (*)
Such procedures are described in the report		X (*)

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (art. 9.3 of the code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit	Investor Relations (**)

(*)	Procedures will be prepared after the pubblication by Consob of the general principles as per Article 2391-bis of the Civil Code introduced by Legislative Decree No. 310 of December 28, 2004.
(**)	Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel. 02 52051651 - Fax 02 52031929.

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Commitment to sustainable development

INTRODUCTION

In keeping with its tradition and leveraging on its track record with the values it consolidated in the course of time and on the skills and passion of the persons working for it, Eni confirmed and renewed its commitment to sustainable development which touches upon various aspects of its activities: from the enhancement of persons to the respect for the environment, to the development of local communities, to technological innovation. These are priorities for all companies, but the more so for a large international company operating in a business where a good management of resources and social and environmental issues is one of the keys for success.
Eni is committed to promoting the sustainability of its results in time and to widening its relations with its stakeholders, improving corporate performance and increasing the value of intangible assets. Eni’s business model will therefore be adjusted in order to guarantee that the goal of sustainability becomes an integral part of its management and development processes.
Assigning value to its experience, in 2006, Eni introduced the issue of sustainability as a tool for management and integrated communication. It therefore started a specific project that was carried out by various organizational units and determined the creation of a unit specifically dedicated to sustainability.
In its meeting of February 22, 2007 Eni’s Board of Directors discussed and approved the strategic guidelines of its 2007-2010 Strategic Plan where it identified the main challenges and commitments in the area of sustainability in the next years.
For the first time this year, Eni’s reporting system includes a Sustainability Report, which will be published along with this Annual Report and is available in the “Sustainability” and “Investor Relations” sections of Eni’s website (www.eni.it).	Since 2001, in the field of human rights, Eni has been supporting the United Nations’ initiative Global Compact which aims at promoting policies and practices oriented to sustainability by means of the sharing and application of ten basic principles in the fields of human rights, workplace standards, protection of the environment, fight against corruption.

Challenges and commitments
As concerns the various areas impacted by sustainability, Eni identified the main challenges that oil & gas companies will have to face in future years and defined its commitment to the attainment of sustainable development.

Governance and stakeholder engagement
To the greater attention paid to the transparency and sustainability of its governance model and processes Eni responded by committing itself to:
  set up and strengthen a governance system that corresponds to international best practices, capable of managing complex situations in numerous countries in the world and the challenges of sustainable development;
  adopt systematic stakeholder engagement forms, extending dialogue on the issues of sustainability and corporate responsibility with relevant stakeholders.

Persons
To the competition in hiring and maintaining qualified professionals and to the need to favor the development of local personnel, at the same time protecting their health and guaranteeing high security standards Eni

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responded by committing itself to:
  attract the best domestic and international resources;
  manage human resources internationally with homogenous tools, promoting diversity;
  promote health and safety of employees, contractors and local communities;
  enhance the potential and professional capability of its human resources.

Environmental responsibility
To the challenge of meeting the increasing demand for energy while at the same time mitigating emissions and the impact on ecosystems Eni responded by committing itself to:

  develop preferentially fossil sources with low carbon intensity, in particular natural gas;
  participate actively in emission trading systems and in projects aimed at reducing emissions based on the flexible mechanisms suggested by the Kyoto Protocol;
  mitigate the local environmental impact of its activities by improving environmental performance and recovering and reusing resources;
  reduce its ecological footprint also by means of remediation and reclaiming activities;
  preserve biodiversity also by means of improved monitoring techniques of onshore and offshore ecosystems.

Innovation
To the strategic importance of innovation for a sustainable use of energy sources Eni responded by committing itself to:

  develop technologies that increase the availability of hydrocarbons, maximizing the use of existing reserves and protecting safety and the environment in the exploration of new resources;
  reduce its contribution to climate change by investing in innovation capable of generating discontinuity such as emerging solar technologies;
  anticipate regulations on fuel quality, the evolution of engines and of market demands, by entering the field of marketing and extending the use of biofuels with high performance and low environmental impact.

Territory and communities
To the need for involvement of local stakeholders and the support of development of local communities Eni responded by committing itself to:

  promote stakeholder consultation also at the level of local communities, on industrial projects aimed at enhancing the value of local socio-economic systems of the countries and local communities where it operates;

  cooperate with governments and local authorities and with international non-governmental organizations on crucial issues;
  promote actions for supporting the ability for autonomous development of local communities.

Stakeholder engagement
Eni is aware that the creation of value and its sustainability in time depend on the quality of its relations with its stakeholders. Eni’s strategy includes a serious commitment to the promotion of an open and fruitful dialogue with all the organizations legitimately interested in Eni’s activity as well as a commitment to respect these organizations’ requirements.
This approach is crucial for a large international company that operates in complex environments, where the proper management of stakeholders’ legitimate interests and expectations is a key factor for success.
Eni has adopted a stakeholder engagement methodology (identification, analysis and consultation) which provides its business units with all the elements required to receive feedback from stakeholders thus increasing the level of consensus on projects. In 2006, Eni also prepared a reference and support methodology for the evaluation and management of the social impacts it produces in the areas where it operates by means of a Guide to Social Impact Assessment (SIA).
This guide, prepared on the basis of the most advanced international guidelines contains:

  references to Eni principles and values;
  a description of the most relevant socio-economic issues;
  methods for impact evaluation;
  operating tools for impact management within projects;
  a detailed bibliography.

During its preparation the guide has been tested as working document at some operating sites (Kashagan, Karachagansk, Australia, Norway).
More detailed information on the management of stakeholder engagement is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

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HUMAN RESOURCES AND ORGANIZATION

To Eni the persons working in its production system represent a wealth to be safeguarded and enhanced with careful career paths. This path, made up of accurate development and training initiatives customized to roles and persons, along with the respect of shared ethical values, represents a key factor for the creation of sustainable value in the long term. Eni’s main objectives for its human resources are: to guarantee safety and health of all employees and contractors; to plan initiatives for the management and development of human resources, orienting personal development and growth consistently with the evolution of business; to attract the best resources at domestic and international level through intense links with universities and research centers and actively contributing to the training of young generations; to develop and share know-how through the systematization and dissemination of knowledge and the best international corporate practices; to manage human resources internationally with homogenous tools respecting local regulations and cultures; to obtain excellent results in industrial relations at domestic and international level; to achieve	maximum efficacy in internal communication, engagement and training.

More detailed information on the management of human resources is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Employees and labour costs
At December 31, 2006, Eni’s employees totaled 73,572, with an increase of 1,314 employees from December 31, 2005, or 1.8%, reflecting a 1,741 increase in employees hired and working outside Italy and a decline of 427 employees hired in Italy.
Employees hired in Italy were 39,765 (54% of all Group employees). Of these, 36,881 were working in Italy, 2,697 outside Italy and 187 on board of vessels, with a 427 unit decline from 2005; of these 41 persons left the group due to changes in consolidation.
The process of improvement in the quality mix of employees continued in 2006 with the hiring of 2,208 persons, of which 722 with open-end contracts. A total

Employees at year-end	(units)	2004	2005	2006	Change	% Ch.

Exploration & Production	7,477	8,030	8,336	306	3.8
Gas & Power	12,843	12,324	12,074	(250)	(2.0)
Refining & Marketing	9,224	8,894	9,437	543	6.1
Petrochemical	6,565	6,462	6,025	(437)	(6.8)
Engineering & Construction	25,819	28,684	30,902	2,218	7.7
Other activities	4,983	2,636	2,219	(417)	(15.8)
Corporate and financial companies	3,437	5,228	4,579	(649)	(12.4)
	70,348	72,258	73,572	1,314	1.8

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of 1,486 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (824 persons of which 532 are engineers) and 632 persons with a high school diploma. During the year 2,599 persons left their job at Eni, of these 1,960 had an open-end contract and 639 a fixed-term contract.
Employees hired and working outside Italy at December 31, 2005 were 33,807 (46% of all Group employees), with a 1,741 persons increase due to the positive balance of new hires with fixed-term contracts and persons leaving their job in Saipem and Snamprogetti (1,853 employees) and the negative balance (112 persons) of persons leaving the job and new hires with open-end contracts in the rest of the Group.
Labor costs increased from euro 3,351 million in 2005 to euro 3,646 million in 2006, a euro 295 million increase, or 8.8%, reflecting primarily redundancy incentives, ordinary payroll dynamics and an increase in average workforce outside Italy in particular in the Engineering and Construction segment, offset in part by a decrease in average workforce in Italy.

Organization
Eni introduced significant actions for the upgrading of structures and processes to the new integrated corporate model adopted which includes: a full assumption of responsibility of businesses and their integration on wide reaching actions, the strengthening of Eni Corporate’s role of orientation and coordination, the sharing of business services with the aim of greater efficiency of services provided, the integrated control and governance of performance by means of heads of professional units, a widespread simplification of the organizational set-up of companies, full compliance of control processes and systems with laws and regulations.

Management and development
of human resources
Eni started and completed various initiatives aimed at making the evaluation and development of human resources more efficient. In particular, Eni completed a plan of rejuvenation of management which determined a significant decrease in average age at all levels of management and enhanced the tools for the evaluation of the development potential of resources, coupling the appraisals made at (hierarchical and functional) line level with those performed by external experts. These activities were addressed to key managers, developing young managers and newly recruited graduates. Eni performed an updating of policies directed to employees outside Italy and introduced compensation schemes adequate with the dynamics of international resource markets. The whole body of internal regulations and methodologies for planning, managing and developing human resources is currently under review, also in light of the increasing importance of sustainability.
With nearly 46% of its employees of non-Italian nationality, Eni has always considered diversity as an element that generates value and the ability in managing it as a key factor for success. In the countries where it operates, Eni promotes the development of skills of local human resources and the construction of a shared culture by means of training initiatives oriented to the understanding of intercultural diversity, intercultural communication and multicultural teamwork, initiatives that have been performed also within the European Works Council with the active participation of workers’ unions.

Training
Eni considers training one of the strong points of the management of human resources.
The number of hours dedicated to training and the number of employees participating in training initiatives are evidence of Eni’s significant commitment in Italy and outside Italy.
In 2006, expenditure for training amounted to euro 22.6 million (up about 2% from 2005).
In 2006, a total of 1,167,633 training hours (1% lower than in 2005) were provided in Italy to a total of 23,941 employees (232 senior managers, 6,822 middle managers and senior staff, 12,180 employees and 6,192 workers) for a total of 90,319 participations.

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In 2006, expenditure for training outside Italy amounted to euro 34.6 million. A total of 1,131,530 training hours (2% higher than in 2005) were provided to a total of 8,091 employees (208 senior managers, 2,604 middle managers and senior staff, 3,585 employees and 1,694 workers) for a total of 28,487 participations.
Eni Corporate University, in its role of group company covering the fields of personnel selection, training and knowledge management aimed at matching the quality of Eni’s human resources with the company’s strategies, covering the whole “knowledge cycle” from the planning of requirements to the construction of integrated academic curricula in cooperation with universities in Italy, up to the selection of new talents and their training during their professional lives. In 2006, ECU prepared a thorough survey of the issue of knowledge management in Eni’s business units and prepared a “Plan for the development of Eni’s knowledge system 2007-2008”.
In early 2007, Eni celebrated the 50th anniversary of the establishment of the Scuola Mattei operating in research and post-graduate training. The integration of energy and the environment and an international faculty and students are the key features of the school. From its foundation in 1957, the school trained nearly 2,500 young talents, of these 55% came from nearly 100 countries of the world. It recently created three new curricula directed to about 100 students from Italy and the rest of the world.

Industrial relations
Industrial relations within a consolidated and structured system represented an efficient and consistent support to Eni’s strategic choices and to the completion of reorganization processes underway. With Italian workers’ unions, Eni defined the renewal of collective contracts (for the segments of energy and oil and chemicals) expired in late 2005. As for the collective contract for the gas-water segment, also expired at the end of 2005, negotiations between workers’ unions and companies’ organizations are underway.
Internationally, Eni continued its dialogue with workers’ unions in specific forums such as the European Works Council. Eni’s Multicultural Training Project, which takes place every year in a different country with the cooperation of members of the EWC, held training courses in France addressed to 300 employees of Saipem SA. This course was awarded the first prize Etica&Impresa at the end of 2006.	Health
Activities for the protection of health aim at improving general work conditions and are developed according to three main principles:
  protection of employees’ health;
  prevention of accidents and professional diseases;
  promotion of healthier behaviors and life styles in workplaces.

Eni has a network of 307 own health care centers located in its main operating areas of these 217 centers are outside Italy and are managed by expatriate and local staff (415 doctors and 442 paramedics). A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.
In 2006, Eni boosted its E-medicine program aimed at increasing the quality of health care provided to employees and to health operators within and outside Italy, that integrates computerized technologies and advanced telecommunication systems.
Eni started a program of prevention for its employees, both through information campaigns and by means of screening procedures and direct actions accessed on a voluntary basis. In the area of prevention of infective diseases, Eni continued its campaign for vaccination against flu that is widely followed by employees.
Outside Italy, Eni promoted specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria) and the prevention of HIV transmission (in Nigeria and Congo).
For employees hired in Italy and working outside Italy, Eni has a specific program that includes training on the specific health risks they might encounter in each country and information on how to cope with them.
Eni also entered an agreement with International SOS that provides qualified health services throughout the world, as well as repatriation in case of serious emergency situations.

Safety
Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. Its strategy has been based on:

  the dissemination of a safety culture within its organization;
  a common policy, specific guidelines for proper management systems meeting international standards;

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  control, prevention and protection from exposure to dangerous situations;
  minimization of exposure to risk in all production activities.

Eni’s Guide on the evaluation and mitigation of risks published in 2004 by the HSE department describes the methods applied in the identification of dangers, evaluation and mitigation of risks associated to plants, processes, transportation means, workplaces, chemical substances and products used, produced and marketed.
This process includes the following phases:

  identification of all exposures and risks related to processes, products and operations performed;
  evaluation of risks in terms of seriousness and frequency of accidents;

  investigation and analysis of accidents in order to learn from them and increase the ability to prevent and mitigate risks;
  development of action plans for the minimization of risks focused mainly on capital expenditure, implementation of safety management systems and training of staff;
  monitoring and appraisal based on the identification, evaluation, correction of individual and process performance.

In 2006, safety indicators improved from 2005. The injury frequency rate was 3.07, down 3%, and the injury severity rate was 0.09, down 10% from 2005.

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RESPONSIBILITY TOWARDS THE ENVIRONMENT

Reference scenario
The attention currently paid to the relevant issues of environmental sustainability and the corresponding regulatory developments at international level stimulate companies to engage beyond the simple compliance both as concerns locally and globally critical situations.
The precautionary principle that informs current regulations requires that the actions taken by industrial companies to reduce their environmental footprint privilege the preventive approach to the remediation of damage done.
In addition, the current operating context is characterized by increasing avoidance of risks thus posing stricter constraints to the “freedom of operations”, due to the progressive internalization of environmental externalities and also for the growing participation of local stakeholders to decision making processes. Companies are therefore required to	be more transparent on their environmental performance, as they are subject to careful scrutiny by stakeholders. In all its activities, Eni is actively committed to reducing its environmental footprint, decreasing its energy and water consumption, reducing local pollution of air, water and soils as well as waste production and to reclaiming discontinued industrial sites. Special attention is paid to the protection of biodiversity.
More detailed information on the reduction of the environmental footprint is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Rational use of natural resources
The management of natural resources is aimed at a rational and sustainable use of these resources and their protection in all Eni’s operations.

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The application of the best available technologies for the control of emissions into the atmosphere is one of the pillars of the current environmental regulations (IPPC/AIA, Italian environmental Law No. 152/06) and finds a responsible partner in Eni that strives to reduce the impact of its production processes on the environment.
In this light, Eni approved capital expenditure for the technological improvement of the treatment of waste fluids, combustion in gas turbines and devices for the reduction of effluents applicable in combined cycle plants for the production of electricity, the control and monitoring of emissions from plant components and transport of fuels.
The implementation directives for the management of waters concern the reduction in pure water consumption by developing recycling opportunities and the minimization of water discharge that in many instances is obtained at levels higher than those required by applicable laws.
Eni made capital expenditure aimed at the adoption of integrated production cycles with a limited and combined use of water, at the construction of water treatment plants with the most updated technologies and at the construction of monitoring systems capable of providing periodic control of the most significant parameters.
The protection of soils and ground waters is a very relevant aspect for the environment. Great attention is paid to it at the organizational and economic level. For years, Eni has been carrying out numerous programs for the protection of soils and the reclamation of soils and ground waters. Eni’s business units are provided with an internal organization that takes care of management and technical aspects, making recourse to highly qualified external professionals to carry on their reclaiming activities.
Eni is also active in the area of waste produced by its industrial units with the aim of reducing its generation	and improving its final destination by increasing recycling and recovery and reducing incineration and landfilling.

Oil Spill
Production, handling and transport of oil products can give rise to spills of variable size. In order to protect the areas where it operates, Eni defined responsibilities and operating modes aimed at reducing the negative impact of oil spills. Tools available include the recourse to external professionals and/or international organizations.
In 2006, a total of 139 oil spills were registered for a total of 6,150 bbl of oil spilled.

Biodiversity
Eni considers biodiversity an integral element of sustainable development and is engaged in the impact evaluation of its exploration and production activities both onshore and offshore. This engagement takes the form of supporting conservation projects on land and in the sea and of organizing actions that raise attention for biodiversity. The most relevant current projects are addressed to:
  Val d’Agri, an ecologically sensitive area rich in animal and vegetable species as confirmed by EU protected sites found in the valley;
  Ecuador, a country provided with ecosystems with an inestimable value, such as tropical forests containing rare species at risk;
  the Mediterranean Sea, where a project is evaluating the ecosystemic impact of platforms;
  the Arctic Sea, where the ecosystem is considered extremely valuable and fragile due to the lack of antropization;
  Kazakhstan, where Eni is currently organizing a workshop on biodiversity focusing on the Caspian Sea, a natural reserve characterized by many rare species.

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THE FUTURE OF ENERGY AND INNOVATION

The future of energy
The global energy scenario is complex and worries are widespread regarding the future of energy. The debate on the constant increase in energy consumption and the dreaded exhaustion of oil reserves often masked the real criticalities of the current energy system (insufficient capital expenditure in the Nineties, crisis due to overproduction, bottlenecks and inadequacy of refining systems, waste and inefficiency in energy use in industrial countries). Despite these events, hydrocarbons will continue to dominate the energy scenario in the next decades and to represent the most important and strategic energy source. Eni, a company active in oil and gas, will continue to deploy its activities in order to meet energy requirements.
At the current state of knowledge, Eni believes that the massive use of fossil fuels can contribute to climate change and is therefore actively engaged in favor of a responsible use of energy and the protection of the environment. Eni’s growth model is sustainable development, and in particular, Eni is committed to mitigating the effects of climate change due to greenhouse gas emissions.

New partnership models and access to oil reserves
Partnerships with producing countries, infrastructure and innovation will play a basic role in guaranteeing the security of supplies, which is the main criticality of the world energy system. In fact, at the current state of knowledge, total recoverable hydrocarbon reserves amount to approximately 5,000 billion barrels and will allow to meet energy requirements for over 100 years. International oil companies such as Eni, however, have	access to less than 20% of proved hydrocarbon reserves, which are mainly controlled by national oil companies. IOC’s resources available for capital expenditure are limited and represent new economic and technological challenges in particular in the new frontiers of conventional hydrocarbons (e.g., production from fields in ultra deep waters) and non conventional hydrocarbons (such as the extraction of hydrocarbons from tar sands and extra heavy oils). Eni is engaged in maintaining high rates of production growth while guaranteeing the sustainability of its business in the medium- to long-term through the integral replacement of reserves produced. Eni’s activities are oriented to the exploration of basins located in Africa, the Barents Sea, the Middle East and the Gulf of Mexico and to the development of fields with extended productive life in West Africa, North Africa and Kazakhstan.
The evaluation of new expansion opportunities in the field of non conventional oils and the goal of increasing the reserve replacement ratio are pursued by increasing activities and capital expenditure in R&D and innovation and paying great attention to the impact of such projects on the environment and local communities.
In this context, Eni is constantly engaged in improving its models of cooperation with producing countries in order to overcome the current criticalities of the global energy system. Eni’s strategy of cooperation with producing countries will be characterized by a dialogue with partners. Eni is ready to promote new strategic alliances with producing countries based on the joint development of integrated projects aimed at reaching

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the targets of energy and economic development set by each country. This perspective translates into a renewed commitment to develop innovative and fair partnerships and cooperation modes.
In this light, Eni and the Russian company Gazprom entered into a significant strategic agreement in 2006 that will provide Italy with a relevant share of its natural gas requirements until 2035. A description of the main features of this agreement and its impact on Italy’s energy requirement is found in the Operating Review - Gas & Power and on Eni’s website in the area Sustainability.

Actions for mitigating the risks of climate change
The issues of energy safety and climate change, with the related greenhouse gas emissions, are the central issues of the development of energy systems. Eni defined and adopted a carbon management strategy with the following goals:
  preferably develop fossil fuels with low carbon intensity, in particular natural gas;
  pursue gas-electricity integration exploiting the high efficiency of combined cycles and co-generation;
  actively participate in the emission trading system, promoting the reduction of emissions in its industrial plants;
  participate in projects based on CDM (Clean Development Mechanisms) and JI (Joint Implementation) foreseen by the Kyoto protocol;
  progressively reduce gas flaring and gas venting associated to oil production creating the conditions for selling that gas on local and international markets;

  develop technologies for the separation and the geologic confinement of CO2;
  design and promote a sustainable energy system based on a wide array of sources and high efficiency techniques.

Along these guidelines Eni achieved results that mark it as a low (direct and indirect) CO2 emission company.
As concerns emission trading, Eni is one of the largest Italian and European operators. In Italy, it is the first company for industrial plants involved (60 plants, of these 58 in Italy).
In order to participate to emission trading schemes, Eni developed a series of coordinated activities and an extensive management organization, that starts from each industrial plant, ascends to business units and is consolidated at corporate level. This organization passed its first test phase successfully in the first months of 2006, when emissions for 2005 were verified and trading took place.
In addition to participating to European emission trading schemes, Eni is also developing a portfolio of projects for emission reduction based on flexible mechanisms under the Kyoto Protocol.
In November 2006, the electricity generation project in Okpai in Nigeria was registered as CDM, as it uses associated gas, formerly flared. A first goal achieved in the reduction of emissions related to gas flaring and venting.
Eni’s longer term strategy envisages the development of fuels with lower environmental impact and more efficient technologies for the production of hydrogen, the design and promotion of a sustainable energy system based on a wide array of sources and high efficiency techniques.

Development of natural gas
Consumption of natural gas has been increasing faster than consumption of oil. The growing use of natural gas is also an efficient response to the risk of climate change. Its high environmental sustainability, its abundance and the new transport technologies show that natural gas is the energy source with the highest growth potential of the next decades. Natural gas, in fact, is more efficient and less polluting that coal and will be increasingly used in main markets (in particular the United States and Europe) for power generation.
Eni is engaged in developing activities and upgrading transport infrastructure in the natural gas segment, with the strategic objective of strengthening its leadership in Europe by maximizing the value of its portfolio of equity gas in Italy, Libya, Egypt and the

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North Sea and of its long term supply contracts with large producers such as Gazprom, Sonatrach, Gasunie and Statoil.
In the area of natural gas development, in addition to the mentioned agreement with Gazprom, Eni also entered an agreement for the expansion of the Damietta liquefaction plant in Egypt and signed a shareholders’ agreement for the construction of a liquefaction terminal at Brass, Nigeria. These agreements are especially relevant keeping into account Eni’s interest for developing liquefied natural gas and set the premises for an optimal use of new fields in Egypt and for Eni’s natural gas reserves in Nigeria.

Innovation
Technological innovation represents a cornerstone of Eni’s strategies. All the great strategic challenges of the next years and decades require imagination and creativity: from the environmental and climate emergencies to the more and more difficult access to hydrocarbon reserves large, but mainly controlled by producing countries; from the identification of relevant discontinuities in the production of energy from renewable sources to the optimization of production processes up to the solution of problems existing in countries where Eni has been present for a long time or where it recently entered.
In order to attain these goals in 2006 Eni has deeply revised the organization of its R&D activities. On August 1, 2006 EniTecnologie was merged into Eni. The resources dedicated to research have been assigned to the various divisions according to the existing knowledge and current projects. Divisions have become directly responsible for R&D activities of up-mid-downstream oil and gas (including the environmental ones affecting their segments) and of their budgeting. At the same time the Strategies and Development Department of of Eni Corporate has been entrusted with the task of defining strategic guidelines for technological innovation at group level, of playing a controlling and monitoring role on projects and activities and of developing research in the field of new energy technologies. This department also directly manages the “Along with petroleum” program, aimed at identifying and developing research projects on the most advanced aspects of renewable energy sources and energy efficiency.
In its meeting of November 23, 2006, Eni’s Board of Directors discussed and approved the strategic	guidelines included in the R&D Master Plan which identifies the main challenges that the energy sector will have to face in future years, the strategic priorities and the innovation objectives to support them.
In 2006, Eni invested euro 222 million in research and development (euro 204 million in 2005), of these 39% were directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 22% to the Petrochemical segment and 7% to the Engineering and Construction segment.
At December 31, 2006, a total of 1,160 persons were employed in research and development activities.
In 2006 a total of 39 applications for patents were filed (26 in 2005).
Among the initiatives undertaken, projects have been started in the area of production and marketing of new generation biofuels to be sold on the market in a few years.
More detailed information on innovation is found on Eni’s website (www.eni.it) in the area Activities and Strategies and in the Report on Sustainability.

Main initiatives in innovation in 2006

E&P Division
Numeric and High Resolution Geophysical Prospecting Techniques
The development of the simulator of oil systems “Steam 3D” has been completed. It allows to describe the evolution of complex geological structures in time. The first applications on the field allow to reduce exploration risk and to improve the geo-mechanical description of the field.
Development continued of the proprietary CRS technology (3D Common Reflection Surface Stack) that aims at allowing prospecting in areas characterized by low seismic response.

Advanced Drilling Systems and Well Testing
The Geosteering project developed by Eni in joint venture with Shell aims at the development of technologies capable of providing geological information on not yet drilled strata (around the scalpel up to the surface) while drilling. In the first six months of 2006, various downhole prototypes have been prepared and in the second half of the year the technology was tested in the well. Testing will continue until the first half of 2007.

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Sulphur management
In 2006, the integrated research program Sulphur and H2S management in E&P operations related to the treatment of natural gas with high H2S content has been completed. An innovative proprietary system called Concrete Wall has been developed for the massive storage of sulphur and H2S bulk removal. In 2007 demonstration units for the treatment and storage of sulphur will be developed along with the study the behavior of materials in very sour environments and under extreme pressure and temperature conditions.

Gas to liquids project (GTL)
In 2006, with the cooperation of IFP/Axens, Eni completed the technology handbook for this proprietary technology for the conversion of gas to liquids via Fischer-Tropsch synthesis and the plan for a 37 kbbl/d industrial unit.

Conversion of heavy crudes and fractions into light products
(in cooperation with the R&M Division)
Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST, a process of catalytic hydroconversion in the slurry phase of non conventional crudes, extra heavy crudes and refining residues that allows to convert asphaltenes (the hard fraction of heavy crudes) totally into naphtha, kerosene, diesel fuel. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

SCT-CPO Project (Short Contact Time - Partial Catalytic Oxidation)
(in cooperation with the R&M Division)
At the Milazzo research center, SCT-CPO (partial catalytic oxidation with short contact time of liquid and gaseous hydrocarbons) technology has been validated on the pilot scale for producing hydrogen at competitive costs, also in medium to small sized plants with higher flexibility as compared to refinery feedstocks. In 2007, Eni plans to complete the collection of information for designing and building its first industrial plant.

GHG Project (Green House Gases)
(in cooperation with the R&M Division)
Work continued on the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The technical	feasibility study of the geological sequestration of CO2 has been completed and in 2007, Eni expects to start testing in the field.

G&P Division
Natural gas high pressure transport (TAP)
The TAP project will contribute to developing the
most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:
  transport on distances over 3,000 kilometers;
  natural gas volumes to be transported of about 20-30 billion cubic meters/year;
  pressure equal to or higher than 15 MPa;
  use of high and very high grade steel.

The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations.
In 2006, testing continued on two infrastructure (one integrated in the system of Snam Rete Gas), the first technology handbook version was published and a hypothetical 3,400 kilometer long gasline in X100 steel in Central Asia was designed.

R&M Division
Reformulation of fuels and lubricants
Eni continued to improve its “Blu” fuels (BluDiesel and BluSuper).
It also started a new phase of its clean diesel fuel program that aims at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch gasoil (obtained from the conversion of natural gas into liquids - GTL project). Research will be applied also to the identification of refining schemes for obtaining this product.

Other projects

  Green Diesel - the project aims at the production of biodiesel in refineries by means of a new hydrocracking process for vegetable oils developed in cooperation with an international partner;
  Ensolvex - aimed at the further industrial application of the process for the reclaiming of soils polluted by organic substances;
  EWMS (Early Warning Monitoring System) - in-field application of the outcome of research on remote monitoring and advanced control.

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Polimeri Europa
An ABS plant was modified in order to allow the production of new ABS (acrylonitryle-butadiene-styrene) polymers for the segment of injection moulding and also to increase ABS production capacity for the extrusion area.
A plant has been modified to increase production capacity of high impact resistance polystyrene and a new range of products in this area is being consolidated.
A new type of expandable polystyrene with very low pentane content has been produced.
Test production has been started of new innovative kinds of polybutadiene and styrene butadiene copolymer for the tyre segment, that is expected to be industrialized.
Two new grade of styrene isoprene copolymers have been consolidated at industrial level for the segment of hot melt adhesives.
Two new grades of styrene butadiene copolymers have been tested in an industrial plant for the compounding application in the segment of hot melt adhesives.
The first industrial testing of an ethylene propylene copolymer has been successful.
New co-polymers of ethylene have been produced by means catalytic Ziegler/Natta system for injection moulding and for the following specialist application segments: bioriented films, high performance film cast and medium density lamination.

Corporate
In addition to the preparation of the R&D Master Plan, corporate activities were focused on the definition of research projects in the field of solar energy conversion and manufacture of new generation biofuels, that are due to start in 2007.

Territory and Communities
Eni operates in over 70 countries respecting the human rights of populations, their territory and the environment, contributing to improving the quality of life and the socio-economic development of the communities where it is present. This commitment is the basis of corporate behaviors based on the respect for ethnic, social or cultural diversity of the various communities with which Eni interacts.
The search for integration with varied social and cultural situations is part of Eni’s tradition. In order to favor a proper integration Eni:
  cooperates with national and local authorities and with international NGOs;
  sponsors initiatives that will proceed autonomously in the social, cultural and environmental fabric of the different communities;
  promotes dialogue with local communities on the industrial options by means of tools for active participation;
  favors the improvement of the socio-economic systems where it operates using wherever possible local goods and services, consistently with its industrial requirements, in order to maximize local content;
  extends the initiatives for its personnel to their families and to local communities where it operates, in particular as concerns health.

Eni’s main interventions for the protection and development of local communities concern:

  Italy: activities included in the intent protocol signed with the Basilicata Region for the Val d’Agri for an overall expenditure of approximately euro 160 million in the 1999-2019 period;
  Karachaganak: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 9 million, paid by the Consortium;
  Caspian Sea: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 309 million, paid by the Consortium;
  Libya: recruiting, training, health assistance, archaeology, industrial development, as provided for by the masterplan for an overall expenditure of approximately euro 110 million for a period of eight years.
  Aware of its role of member of a social community, in 2006, Eni established Eni Foundation an entity that autonomously promotes and carries out social initiatives with specific attention to childhood and old age in Italy and abroad.

More detailed information on such initiatives is found on Eni’s website in the section Sustainability and in the Report on Sustainability.

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RISK MANAGEMENT

Foreword
The main risks identified and managed by Eni are the following: (i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the US dollar and the other currencies used by the company, as well as the volatility of commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results; (v) the country risk in oil & gas activities.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas and power prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Their management follows a set of guidelines and procedures based on a framework envisaging centralization of the treasury function in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. The commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. Starting on January 1, 2007, this task is being performed by Eni SpA following the incorporation of Enifin.
In order to minimize market risks related to changes in

interest rates and exchange rates and to manage exposure to commodity prices fluctuations, Eni enters into various transactions using derivative financial instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

The framework defined by Eni’s guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e., potential gain or loss in fair values.
Eni’s guidelines prescribe that Eni’s subsidiaries use such market risk exposure policies as to minimize market risk. Tolerable market risk exposure is set at the Group level within the central finance department which pools all risk positions of the Group. Calculation and measurement techniques followed by Eni in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni is more conservative than the recommended one.
Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in a way as to support the effectiveness of operations and to pursue set objectives of industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed at each

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business unit, with the central function managing hedging request. Strategic risk exposure is monitored in terms of value-at-risk, albeit not being hedged in a systematic way.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). Generally speaking, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice-versa. Effective management of exchange rate risk is performed at the Group level, within the central finance department which matches opposite positions of the Group operating subsidiaries and hedges net positions using derivatives (such as currency swaps, forwards and options). Such derivatives are recognized at fair value on the basis of market prices provided by specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

Interest rate risk
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni uses interest rate derivatives such interest rate swaps and interest cross currency swaps to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil, gas and products prices generally has a negative impact on Eni’s results of operations and vice-versa. In order to hedge commodity risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 99% confidence level and a one-day holding period.

Credit risk
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’ s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons which includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the group’s business activities may not be available. The group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The group has access to a wide range of funding at competitive rates through the capital markets and banks. It coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short term requirements and due obligations and also the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group businesses. This implies the adoption of a strategy for pursuing an

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adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or permanently Eni’s ability to operate economically and to have access to oil and natural gas reserves.
Eni monitors constantly the political, social and economic risk of the approximately 60 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Operation risk
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
Eni adopted the most stringent guidelines for the

evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients the populations involved in its activity and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the hearth of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored on the peculiarities of each business and industrial site.
HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle, also subject to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (in Milan and Rome) provided with real-time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Meteorologic equipment is in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

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Glossary
The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR Total Shareholder Return measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers

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from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.	Olefines (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at

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the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.	Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

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Consolidated Financial

Statements

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Balance sheet

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalent	(1)	1,333		3,985
Other financial assets held for trading or available for sale	(2)	1,368		972
Trade and other receivables	(3)	17,902	1,344	18,799	1,027
Inventories	(4)	3,563		4,752
Current tax assets	(5)	697		658
Other current assets	(6)	369		855
Total current assets		25,232		30,021
Non-current assets
Property, plant and equipment	(7)	45,013		44,312
Other assets	(8)			629
Inventories - Compulsory stock	(9)	2,194		1,827
Intangible assets	(10)	3,194		3,753
Investments accounted for using the equity method	(11)	3,890		3,886
Other investments	(11)	421		360
Other financial assets	(12)	1,050	258	805	136
Deferred tax assets	(13)	1,861		1,725
Other non-current receivables	(14)	995		994
Total non-current assets		58,618		58,291
TOTAL ASSETS		83,850		88,312
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities	(15)	4,612	152	3,400	92
Current portion of long-term debt	(19)	733		890
Trade and other payables	(16)	13,095	1,164	15,995	961
Taxes payable	(17)	3,430		2,830
Other current liabilities	(18)	613		634
Total current liabilities		22,483		23,749
Non-current liabilities
Long-term debt	(19)	7,653		7,409
Provisions for contingencies	(20)	7,679		8,614
Provisions for employee benefits	(21)	1,031		1,071
Deferred tax liabilities	(22)	4,890		5,852
Other non-current liabilities	(23)	897		418	56
Total non-current liabilities		22,150		23,364
TOTAL LIABILITIES		44,633		47,113
SHAREHOLDERS’ EQUITY	(24)
Minority interests		2,349		2,170
Shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares with nominal value euro 1 each (same amount as of December 31, 2005)		4,005		4,005
Share premium
Other reserves		10,910		6,013
Retained earnings		17,381		25,168
Net profit		8,788		9,217
Treasury shares		(4,216)		(5,374)
Total Eni shareholders’ equity		36,868		39,029
TOTAL SHAREHOLDERS’ EQUITY		39,217		41,199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		83,850		88,312

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Profit and loss account

2005	2006

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(26)
Net sales from operations		73,728	4,535	86,105	3,974
Other income and revenues		798		783
Total revenues		74,526		86,888
OPERATING EXPENSES	(27)
Purchases, services and other		48,567	3,429	57,490	2,720
- of which significant not recurrent events and operations	(34)	290		239
Payroll and related costs		3,351		3,650
Depreciation, amortization and impairments		5,781		6,421
OPERATING PROFIT		16,827		19,327
FINANCIAL INCOME (EXPENSE)	(28)
Financial income		3,131	72	4,132	58
Financial expense		(3,497)		(3,971)
		(366)		161
Income (expense) from investments	(29)
Effects of investments accounted for using the equity method		737		795
Other income (expense) from investments		177		108
		914		903
PROFIT BEFORE INCOME TAXES		17,375		20,391
Income taxes	(30)	(8,128)		(10,568)
Net profit		9,247		9,823

Pertaining to:
- Eni		8,788		9,217
- minority interest	(24)	459		606
		9,247		9,823
Earnings per share pertaining to Eni (euro per share)	(31)
- basic		2.34		2.49
- diluted		2.34		2.49

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Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation exchange differences reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540
Changes in accounting principles (IAS 32 and 39)				13			(40)			(27)	12	(15)
Adjusted balance at January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit of the year (note 24)									8,788	8,788	459	9,247
Net income (expense) directly recognized in equity:
Change in the fair value of financial assets for trading (note 24)				6						6		6
Change in the fair value of cash flow hedge derivative (note 24)				16						16		16
Exchange differences from translation of financial statements denominated in currencies other than euro					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total (expense) income of the year				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders:
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 residual net profit				1,300			2,375		(3,675)
Shares repurchased						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost related to stock options				5						5		5
Sale of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at December 31, 2005 (note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

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Statements of changes in shareholders’ equity (continued)

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation exchange differences reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2005 (note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit of the year (note 24)									9,217	9,217	606	9,823
Net income (expense) directly recognized in equity:
Change in the fair value of financial assets for trading (note 24)				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivative (note 24)				(15)						(15)		(15)
Exchange differences from translation of financial statements denominated in currencies other than euro					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total (expense) income of the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders:
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005) interim dividend of euro 0.45 per share) (note 24)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share) (note 24)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization to shares repurchase (note 24)			2,000				(2,000)
Shares repurchased (note 24)						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers (note 24)			(85)	54		85	21			75		75
Difference between the book value and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity:
Sale to Saipem Projects SpA of Snamprogetti SpA				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale to third parties of consolidated companies											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Exchange differences arising on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)
Balance at December 31, 2006 (note 24)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

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Statements of cash flow

(million euro)	Note	2005	2006

Net profit of the year		9,247	9,823
Depreciation and amortization	(27)	5,509	6,153
Revaluations, net		(288)	(386)
Net change in provisions for contingencies		1,279	(86)
Net change in the provisions for employee benefits		18	72
Gain on disposal of assets, net		(220)	(59)
Dividend income	(29)	(33)	(98)
Interest income		(214)	(387)
Interest expense		654	346
Exchange differences		(64)	6
Income taxes	(30)	8,128	10,568
Cash generated from operating profit before changes in working capital		24,016	25,952
(Increase) decrease:
- inventories		(1,402)	(953)
- trade and other receivables		(4,413)	(1,952)
- other assets		351	(315)
- trade and other payables		3,030	2,146
- other liabilities		12	50
Cash from operations		21,594	24,928
Dividends received		366	848
Interest received		214	395
Interest paid		(619)	(294)
Income taxes paid		(6,619)	(8,876)
Net cash provided from operating activities		14,936	17,001
- of which with related parties	(33)	1,230	2,206
Investments:
- tangible assets	(7)	(6,558)	(6,138)
- intangible assets	(10)	(856)	(1,695)
- consolidated subsidiaries and businesses		(73)	(46)
- investments	(11)	(54)	(42)
- securities		(464)	(49)
- financing receivables		(683)	(516)
- change in payables and receivables in relation
to investments and capitalized depreciation		149	(26)
Cash flow from investments		(8,539)	(8,512)
Disposals:
- tangible assets		99	237
- intangible assets		13	12
- consolidated subsidiaries and businesses		252	8
- investments		178	36
- securities		369	382
- financing receivables		804	794
- change in payables and receivables in relation to disposals		9	(8)
Cash flow from disposals		1,724	1,461
Net cash used in investing activities (*)		(6,815)	(7,051)
- of which with related parties	(33)	(160)	(686)

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Statements of cash flow (continued)

(million euro)	Note	2005	2006

Proceeds from long-term debt		2,755	2,888
Payments of long-term debt		(2,978)	(2,621)
Reductions of short-term debt		(317)	(949)
		(540)	(682)
Net capital contributions by minority shareholders		24	22
Net acquisition of treasury shares different from Eni SpA		(30)	(477)
Acquisition of additional interests in consolidated subsidiaries		(3)	(7)
Sale of additional interests in consolidated subsidiaries			35
Dividends to minority shareholders		(6,288)	(4,832)
Net purchase of treasury shares		(987)	(1,156)
Net cash used in financing activities		(7,824)	(7,097)
- of which with related parties	(33)	23	(57)
Effect of change in consolidation		(38)	(4)
Effect of exchange differences		71	(197)
Net cash flow for the period		330	2,652
Cash and cash equivalent at beginning of the year	(1)	1,003	1,333
Cash and cash equivalent at end of the year	(1)	1,333	3,985

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (temporary cash investments or carried on in order to optimize management of treasury operations) are considered as a reduction of net borrowings as defined in the "Financial Review" in the "Report of the Directors". Cash flow of such investments are as follows:

(million euro)	2005	2006

Financing investments:
- securities	(186)	(44)
- financing receivables	(45)	(134)
	(231)	(178)
Disposal of financing investments:
- securities	60	340
- financing receivables	62	54
	122	394
Net cash flows from financing activities	(109)	216

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SUPPLEMENTAL CASH FLOW INFORMATION

(million euro)	2005	2006

Effect of investment of companies included in consolidation and businesses
Current assets		68
Non-current assets	122	130
Net borrowings	(19)	53
Current and non-current liabilities	(22)	(92)
Net effect of investment	81	159
Sale of unconsolidated subsidiaries		(60)
Fair value of the participations held before the acquisition of control	(8)
Purchase price	73	99
less:
Cash and cash equivalent		(53)
Cash flow on investment	73	46
Effect of disposal of consolidated subsidiaries and businesses
Current assets	204	9
Non-current assets	189	1
Net borrowings	42	(1)
Current and non-current liabilities	(217)	(4)
Net effect of disposal	218	5
Gain on disposal	140	3
Minority interest	(43)
Selling price	315	8
less:
Cash and cash equivalent	(63)
Cash flow on disposal	252	8

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	2005	2006

Effect of the businesses contribution
Current assets	2	23
Non-current assets	17	213
Net borrowings		(44)
Long-term and short-term liabilities	(1)	(53)
Net effect of contribution	18	139
Minority interest		(36)
Gain on contribution		18
Acquisition of investments	18	121

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Basis of presentation

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit-Of-Production method, buy-back contracts and Production Sharing Agreements.
The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.
Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material1.
Subsidiaries excluded from consolidation, joint ventures, associates and other interests are accounted for as described below under item “Financial fixed assets”.
Financial Statements of consolidated companies are audited by auditing companies that examine and certify the information required to be disclosed when preparing the consolidated financial statement.
Considering their materiality, amounts of the financial statements and related disclosures are expressed in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the Consolidated Financial Statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regards to the acquisition cost is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account.
Any positive residual difference between cost for the acquisition of the share that exceed the control (minorities acquisition) and corresponding fraction of shareholders’ equity acquired is recognized as “Goodwill”.
Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and divested portion of net equity sold.
Fractions of shareholders’ equity and net profit of minority interest are recognized under specific items in the Financial Statements. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

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Foreign currency translation
Financial Statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at the year end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders. The exchange rate differences reserve is charged to the profit and loss account when the investments are sold or the capital employed is repaid.
Financial Statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates. The US dollar is the prevalent functional currency for the enterprises that do not adopt euro.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the Consolidated Financial Statements are shown below.

Current assets
Financial assets held for trading and financial assets available for sale are stated at fair value; economic effects are charged to the profit and loss account item “Financial Income (Expense)” and under shareholders’ equity within “Other reserves”. In the last case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g., purchase of securities on regulated markets), the transaction is entered at the date of settlement.
Receivables are stated at their amortized cost (see item “Financial fixed assets” below).
Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.
Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and net realizable value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year end and effects are reflected in the profit and loss account.
Hedging instruments are described in the section “Derivative Instruments”.

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Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved if the investment had not been made.
In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under “Provisions for contingencies”3.
No revaluation is made even in application of specific laws.
Assets carried under financial leasing or concerning arrangements that does not take the legal form of a financial lease but produce a substantive transfer of risks and rewards of ownership, are recognized at fair value, net of taxes due from the lessor or, if lower, at the amount of future minimum lease payments, and are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.
Renewals, improvements and transformations which extend asset lives are capitalized.
Tangible assets, commencing on the date when they begin or should begin to be used, are depreciated systematically based on the straight-line method over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When tangible asset are comprised of more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if purchased together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.
Assets that can be used free of charge are depreciated over the shorter term of the duration of the concession and the useful life of the asset.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of asset. Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the residual useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called “cash generating unit”. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records as income of an asset revaluation in the profit and loss account for the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made if the impairment had not been made.

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.
(3)	The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets generally are recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

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Intangible assets
Intangible assets include assets which lack identifiable physical qualities, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when the management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e., can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.
Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section “Tangible Assets”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. When the carrying amount of the cash generating unit, including goodwill attributed thereto, exceeds the cash generating unit's recoverable amount, the difference is recognized as impairment and it is primarily charged against goodwill up to its amount; any amount in excess is charged on a pro-rata basis against the book value of the assets that form the cash generating unit. Impairment charges against goodwill are not be revalued. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be shown that the asset is able to produce future economic benefits.

Exploration and production activities4

ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible Assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a Unit of Production (UoP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment and amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized and amortized generally on a UoP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized through a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.

(4)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 “Exploration for and evaluation of mineral resources”.

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Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Revenues and oil and gas reserves related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

RETIREMENT
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under “Tangible Assets”.

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with governmental entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, joint ventures and associates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.
Other investments are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be revalued.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g., fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. The economic effects of the valuation according to the amortized cost method are charged as “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation,

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either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item “Financial Income (Expense)”.
When the liability regards a tangible asset (e.g., site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
Costs that the company expects to bear in order to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e., site restoration and abandonment) with a corresponding entry to the assets to which they refer.

In the Notes to the Consolidated Financial Statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans are defined on the basis of plans, including those unformalized, that due to their terms defined contributions or defined benefits. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans5, net of any plan assets, are determined on the basis of actuarial assumptions and charged on accrual basis during the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).
Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and rewards associated with the property or upon settlement of the transaction. In particular, revenues are recognized:

  for crude oil, generally upon shipment;

  for natural gas, when the natural gas is delivered to the customer;

  for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;

  for petrochemical products and other products, generally upon shipment.

(5)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.

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Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer. Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.
Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.
Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined. Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues related to the amount of emissions are reported when are recognized following the sale.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee at the date of the award and it is not subject to subsequent adjustments; the portion on an accrual basis is calculated pro rata over the period to which the incentive refers (vesting period)6. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with appropriate valuation techniques that take into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which do not satisfy conditions for the recognition in the balance sheet, are generally considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than functional currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognized in the item “Income tax liabilities”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(6)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

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Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities in the Financial Statements and their tax bases. Deferred tax assets are recognized when their realization is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section “Current Assets”.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g., hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g., hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially stated in net equity and then recognized in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Financial statements
Assets and liabilities of the balance sheet are classified as current and non-current. Items of the profit and loss account are presented by nature.
Statements of changes in shareholders' equity present profit and loss for the year and other changes of the shareholders' equity.
Statements of cash flow are presented using the indirect method, whereby net profit is adjusted for the effects of transactions of a non-cash nature.

Changes in accounting principles

Since 2006, Eni applies: (i) the requirements of IFRIC 4 “Determining whether an arrangement contains a lease” that provides guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease; (ii) the amendments to IAS 39 “Financial instruments: recognition and measurement” that are related to: (a) the possibility to qualify as hedging instruments, in relation to cash flow hedge operations on exchange rate risk realting to inter-company transactions expected and with a high probability, on condition that these transactions are denominated in a functional currency other than the currency of the entity that carries out the operation and the exposure to the exchange rate risk has a potential effect on consolidated profit and loss account; (b) the recognition and measurement of financial guarantees that are recorded when they are issued as a liability valued at market value and then, in relation to the execution risk, at the greater of the best estimate of the charge to be sustained to fulfill the obligation and the initial amount reduced by premiums collected; (iii) the requirements of IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental funds” that provide guidance for determining the recognition and measurement for the contribution to funds established to finance decommissioning that have the following features: (a) the assets are held and administered by a separate legal entity; and (b) contributor’s right to access the assets of the fund is restricted.
The contributor recognizes its obligation to pay separately decommissioning costs as a liability and its interest in the fund. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognize the interest in the fund as an investment in a subsidiary, associate or joint ventures.
The adoption of these principles did not generate a material effect.

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Use of accounting estimates
The preparation of these consolidated financial statements requires Management to apply accounting estimates that are based on complex or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic considering the information available at the date of the estimate. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the critical accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.
Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project sanction that occurs when a final investment decision is made. At the point of sanction, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Adjustments may be made to booked reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

Impairment of Assets
Eni assesses its fixed assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

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For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.
Goodwill and other intangible assets with indefinite useful life are not amortized but they are checked at least annually to determine whether its carrying amount is recoverable and in any case, when trigger events arise that would lead the entity to assume the value of an asset is impaired. In particular, goodwill impairment is based on the determination of the fair value of each cash generating unit to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligation
Obligations related to the removal of tangible equipment and the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating future asset removal costs is difficult and requires management to make estimates and judgments due to the fact that most removal obligations will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate is adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations
Accounting for the acquisition of a business requires the allocation of the purchase price to most assets and liabilities acquired at fair value. Any positive residual difference is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental Liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of a yet unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

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Employees benefits
Defined benefit plans and other long term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.
Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses, unrecognized at the end of the previous reporting period, that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employees benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Oilfield Services, Construction and Engineering segment
Revenue recognition in the Oilfield Services, Construction and Engineering business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional incomes, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Recent accounting principles

With Regulation No. 108/2006 issued on January 11, 2006 the European Commission approved IFRS 7 “Financial instruments: disclosures”. IFRS 7 establishes the disclosures to be given regarding financial instruments and the exposure and management of financial risks. The requirements of IFRS 7 include some disclosures currently contained in IAS 32 “Financial instruments: exposures and additional disclosures”. IFRS 7 went into effect on January 1, 2007.
Eni is presently analyzing the statements and, at the moment, cannot determine if adoption of the standard will have a significant effect on Eni’s Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 3,985 million (euro 1,333 million at December 31, 2005) include financing receivables originally due within 90 days for euro 240 million (euro 122 million at December 31, 2005) and consist of deposits with financial institutions with a notice greater than 48 hours.

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale of euro 972 million (euro 1,368 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Securities held for operating purposes:
- listed Italian treasury bonds	361	329
- listed securities issued by Italian and foreign merchant banks	92	80
- non-quoted securities	12	11
	465	420
Securities held for non-operating purposes:
- listed Italian treasury bonds	727	508
- listed securities issued by Italian and foreign merchant banks	151	40
- non-quoted securities	25	4
	903	552
	1,368	972

Securities of euro 972 million (euro 1,368 million at December 31, 2005) are available for sale. The decrease of euro 396 million primarily concerns sales made by the financial company Enifin SpA (euro 303 million) and the effect of the sale of Sofid Sim SpA (euro 90 million). At December 31, 2005 and December 31, 2006 Eni did not own financial assets held for trading.
The effects of the valuation at fair value of securities consist of the following:

(million euro)	31.12.2005	Increase	Realization to the profit and loss account	31.12.2006

Fair value	27	2	(21)	8
Deferred tax liabilities	8		(6)	2
Other reserves of shareholders’ equity	19	2	(15)	6

The realization of the fair value to the profit and loss account of euro 21 million and of the related deferred tax liabilities of euro 6 million concern the expiring of securities of Padana Assicurazioni SpA. Securities held for operating purposes of euro 420 million (euro 465 million at December 31, 2005) concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).

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3 Trade and other receivables
Trade and other receivables of euro 18,799 million (euro 17,902 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Trade receivables	14,101	15,230
Financing receivables:
- for operating purposes - short-term	480	242
- for operating purposes - current portion of long term receivables		4
- for non-operating purposes	12	143
	492	389
Other receivables
- from disposals	60	100
- other	3,249	3,080
	3,309	3,180
	17,902	18,799

Receivables are recorded net of the allowance for impairment losses of euro 874 million (euro 891 million at December 31, 2005):

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 31.12.2006

Trade receivables	643	129	(77)	(108)	587
Other receivables	248	78	(7)	(32)	287
	891	207	(84)	(140)	874

Trade receivables of euro 15,230 million increased by euro 1,129 million. This increase primarily relates to the Exploration & Production segment (euro 1,391 million) and the Oilfield Services, Construction and Engineering segment (euro 832 million); such increase was partially offset by the decrease of the Refining & Marketing segment (euro 302 million) and the Gas & Power segment (euro 292 million) and includes the exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro for euro 263 million. Trade receivables include advances paid as a guarantee of contract work in progress for euro 70 million (euro 101 million at December 31, 2005).
Financing receivables made for operating purposes of euro 246 million (euro 480 million at December 31, 2005) concern concessions, primarily, to unconsolidated subsidiaries, joint ventures and affiliates. The decrease of euro 234 million primarily concern the repayment of funding given to Trans Austria Gasleitung GmbH (euro 292 million).
Other receivables of euro 3,180 million (euro 3,309 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Accounts receivable from:
- joint venture operators in exploration and production	1,123	1,376
- Italian governmental entities	228	266
- insurance companies	539	223
	1,890	1,865
Receivables relating to factoring operations	324	191
Prepayments for services	259	440
Other receivables	836	684
	3,309	3,180

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Receivables relating to factoring operations for euro 191 million (euro 324 million at December 31, 2005) relate to Serfactoring SpA and essentially concern advances for factoring operations with recourse and receivables for factoring operations without recourse.
Receivables with related parties are described in Note 33 - Transactions with related parties.

4 Inventories
Inventories of euro 4,752 million (euro 3,563 million at December 31, 2005) consist of the following:

31.12.2005	31.12.2006

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	210	217		645	1,072	436	258		682	1,376
Products being processed and semi finished products	59	18		1	78	43	20		8	71
Work in progress long-term contracts			418		418			353		353
Finished products and goods	1,222	572		20	1,814	2,063	536		62	2,661
Advances			181		181	1		287	3	291
	1,491	807	599	666	3,563	2,543	814	640	755	4,752

Inventories are net of the valuation allowance of euro 92 million (euro 93 million at December 31, 2005):

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 31.12.2006

93	19	(14)	(6)	92

Work in progress long-term contracts of euro 353 million (euro 418 million at December 31, 2005) are net of the payments received corresponding to contractual amount of the work performed of euro 5,237 million (euro 5,180 million at December 31, 2005).

5 Current tax assets
Current tax assets of euro 658 million (euro 697 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Italian tax	422	394
Foreign tax	275	264
	697	658

Current tax assets of euro 658 million (euro 697 million at December 31, 2005) concern value added tax credits for euro 303 million (euro 406 million at December 31, 2005), income tax receivables of euro 116 million (euro 127 million at December 31, 2005) and excise taxes customs duties natural gas and customs expenses for euro 86 million (euro 60 million at December 31, 2005).

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6 Other assets
Other assets of euro 855 million (euro 369 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Fair value of non-hedging derivatives	117	569
Fair value of cash flow hedge derivatives	32	37
Fair value of fair value hedge derivatives		1
Other assets	220	248
	369	855

Fair value of non hedging derivative contracts of euro 569 million (euro 117 million at December 31, 2005) consists of the following:

31.12.2005	31.12.2006

(million euro)	Fair Value	Commitments	Fair Value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277	137	1,400
Currency swap	15	2,378	46	5,502
Other		26		42
	73	3,681	183	6,944
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281	66	3,393
	14	1,281	66	3,393
Non-hedging derivatives on commodities
Over the counter	21	394	35	262
Other	9	11	285	851
	30	405	320	1,113
	117	5,367	569	11,450

Fair value of cash flow hedge derivative contracts of euro 37 million concerns commitments for euro 421 million and relates to future sales of crude oil of the Exploration & Production segment.
Cash flow hedge derivative contracts at December 31, 2005 relating to the purchase of electricity expired during the 2006 with effect to the profit and loss account.
Information about the risk of hedged items and to the hedging policy is included in Note 25 - Guarantees, commitments and risks - Management of risks.

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Non-current activities

7 Property, plant and equipment
Tangible assets of euro 44,312 million (euro 45,013 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Depreciations	Impairments	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

31.12.2005
Land	197	5		(4)		175	373	421	48
Buildings	1,578	41	(108)	(8)	12	(62)	1,453	3,152	1,699
Plant and machinery	30,849	2,443	(4,240)	(192)	1,827	5,881	36,568	77,806	41,238
Industrial and commercial equipment	422	113	(126)		10	(47)	372	1,623	1,251
Other assets	329	65	(102)		12	14	318	1,182	864
Tangible assets in progress and advances	7,211	3,891		(60)	590	(5,703)	5,929	6,526	597
	40,586	6,558	(4,576)	(264)	2,451	258	45,013	90,710	45,697
31.12.2006
Land	373	16		(3)		57	443	483	40
Buildings	1,453	81	(113)	(12)	(5)	38	1,442	3,236	1,794
Plant and machinery	36,568	1,858	(4,510)	(197)	(1,586)	3,240	35,373	79,873	44,500
Industrial and commercial equipment	372	130	(120)		(6)	50	426	1,659	1,233
Other assets	318	82	(78)	(1)	(9)	16	328	1,382	1,054
Tangible assets in progress and advances	5,929	3,971		(18)	(364)	(3,218)	6,300	6,822	522
	45,013	6,138	(4,821)	(231)	(1,970)	183	44,312	93,455	49,143

Capital expenditures of euro 6,138 million (euro 6,558 million at December 31, 2005) primarily relate to the Exploration & Production segment (euro 3,678 million), the Gas & Power segment (euro 1,051 million), the Refining & Marketing segment (euro 632 million) and to the Oilfield Services, Construction and Engineering segment (euro 584 million). Capital expenditures include financial expenses for euro 116 million (euro 159 million at December 31, 2005) and are essentially related to the Exploration & Production segment (euro 70 million), the Gas & Power segment (euro 24 million) and the Refining & Marketing segment (euro 19 million). The interest rate used for the capitalization of finance expense was between 3.3% and 5.4% (2.2% and 6.1% at December 31, 2005).
The depreciation rates used are as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 1,970 million relate to companies whose functional currency is the U.S. dollar (euro 1,913 million).
Impairments of euro 231 million concern primarily mineral assets of the Exploration & Production segment (euro 129 million) and petrochemical assets of the Petrochemical segment (euro 65 million) and of Syndial SpA (euro 22 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using discount rates included between 7.6% and 11.2%.
Other changes of euro 183 million primarily concern the initial recognition and reviews to the estimate of dismantling and restoration of sites for euro 1,157 million essentially related to the Exploration & Production segment (euro 1,153 million).

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This increase was partially offset by the reclassification to "Other assets" of tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV for euro 629 million, the sale of tangible assets for euro 197 million, of which euro 158 million relating to mineral assets of the Exploration & Production segment and the change in scope of consolidation of euro 66 million essentially following the sale of Fiorentina Gas SpA (euro 157 million) and the acquisition of Siciliana Gas SpA (euro 91 million).
The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 12,187 million and primarily concerns refineries and oil deposits of the Refining & Marketing segment (euro 4,507 million), the gas transportation network of Snam Rete Gas SpA (euro 3,486 million), and petrochemical plants of the Petrochemical segment (euro 1,911 million) and Syndial SpA (euro 1,682 million).
At December 31, 2005, tangible assets were pledged for euro 54 million primarily as collateral on debt incurred by Eni (euro 475 million at December 31, 2005). The decrease of euro 421 million essentially concerns the extinguishment of the guarantees given (euro 418 million).
Government grants recorded as decrease of property, plant and equipment amount to euro 1,067 million (euro 965 million at December 31, 2005).
Assets acquired under financial lease amount to euro 89 million and concern for euro 39 million FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities and for euro 36 million a drilling platform of the Oilfield Services, Construction and Engineering segment.

Property, plant and equipment by segment

(million euro)	31.12.2005	31.12.2006

Property, plant and equipment, gross:
- Exploration & Production	49,129	49,002
- Gas & Power	21,517	22,277
- Refining & Marketing	9,420	11,273
- Petrochemicals	4,402	4,380
- Oilfield Services, Construction and Engineering	3,878	4,363
- Other activities	1,999	1,967
- Corporate and financial companies	453	321
- Elimination of intra-group profits	(88)	(128)
	90,710	93,455
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	24,644	26,000
- Gas & Power	7,757	8,210
- Refining & Marketing	5,864	7,482
- Petrochemicals	3,263	3,308
- Oilfield Services, Construction and Engineering	2,031	2,138
- Other activities	1,882	1,874
- Corporate and financial companies	260	145
- Elimination of intra-group profits	(4)	(14)
	45,697	49,143
Property, plant and equipment, net:
- Exploration & Production	24,485	23,002
- Gas & Power	13,760	14,067
- Refining & Marketing	3,556	3,791
- Petrochemicals	1,139	1,072
- Oilfield Services, Construction and Engineering	1,847	2,225
- Other activities	117	93
- Corporate and financial companies	193	176
- Elimination of intra-group profits	(84)	(114)
	45,013	44,312

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8 Other assets
Other assets of euro 629 million concern the tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV. Additional information is included in Note 25 - Guarantees, commitments and risks - Other commitments and risks.

9 Inventories - Compulsory stock
Inventories - compulsory stocks of euro 1,827 million (euro 2,194 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Crude oil and petroleum products	2,037	1,670
Natural gas	157	157
	2,194	1,827

Compulsory stocks, are primarily held by Italian companies (euro 2,057 and euro 1,688 million at December 31, 2005 and at December 31, 2006, respectively) and represent certain minimum quantities required by Italian law.

10 Intangible assets
Intangible assets of euro 3,753 million (euro 3,194 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

31.12.2005
Intangible assets with a definite life
- Costs for research of mineral resources	107	699	(683)	41	164	1,059	895
- Industrial patent rights and intellectual property rights	174	37	(122)	48	137	1,056	919
- Concessions, licenses, trademarks and similar items	816	31	(101)		746	2,205	1,459
- Intangible assets in progress and advances	59	74		(57)	76	81	5
- Other intangible assets	224	13	(30)	(50)	157	470	313
	1,380	854	(936)	(18)	1,280	4,871	3,591
Intangible assets with a indefinite life
- Goodwill	1,933	2		(21)	1,914
	3,313	856	(936)	(39)	3,194
31.12.2006
Intangible assets with a definite life
- Costs for research of mineral resources	164	1,337	(1,102)	10	409	1,290	881
- Industrial patent rights and intellectual property rights	137	31	(97)	41	112	1,113	1,001
- Concessions, licenses, trademarks and similar items	746	168	(110)	52	856	2,417	1,561
- Intangible assets in progress and advances	76	146		(71)	151	156	5
- Other intangible assets	157	13	(26)	(3)	141	457	316
	1,280	1,695	(1,335)	29	1,669	5,433	3,764
Intangible assets with a indefinite life
- Goodwill	1,914			170	2,084
	3,194	1,695	(1,335)	199	3,753

Costs for research of mineral resources for euro 409 million concern the purchase of mineral rights (euro 404 million). This item also includes exploration expenditures amortized in full in the period incurred for euro 1,028 million (euro 565 million at December 31, 2005).

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Concessions, licenses, trademarks and similar items for euro 856 million primarily concern the transmission rights for natural gas imported from Algeria (euro 572 million) and concessions for mineral exploration (euro 223 million). Other intangible assets with a definite life of euro 141 million include royalties for the use of licenses by Polimeri Europa SpA (euro 81 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 26 million).
The depreciation rates used are as follows:

(%)
Costs for research and development	10	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

The gross carrying amount of fully depreciated intangible assets still in use amount to euro 767 million.
Other changes of intangible assets with a definite life of euro 29 million include negative exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 28 million.
Goodwill for euro 2,084 million concerns essentially the Oilfield Services, Construction and Engineering segment (euro 828 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 982 million, of which euro 757 million relates to the public offering of Italgas SpA shares in 2003), the Exploration & Production segment (euro 225 million, of which euro 220 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 46 million).
In order to determine the recoverable amount, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash generating units:

(million euro)	31.12.2006

Bouygues Offshore SA
Offshore constructions	403
Onshore constructions	165
LNG	159
MMO - Maintenance Modification and Operation	78
805
Italgas SpA
Domestic gas market	706
Foreign gas market	51
757

The recoverable amount of cash generating units is determined based on expected cash flows estimated using the market assumptions of Eni’s 2007-2010 Strategic Plan and discounted at rates included between 4.7% and 14.3%. For the years not included in the strategic market assumptions, Eni has used an incremental rate included between 0% and 2%. Key assumptions are based on past experience and take into account the current level of interest rates.
Other changes related to goodwill of euro 170 million concern the allocation to goodwill of the difference between the price paid by Snam Rete Gas SpA and Saipem SpA for the purchase of treasury shares and the corresponding portion of shareholders’ equity acquired following the increase of Eni’s interest (euro 171 million) and the change in scope of consolidation related to the acquisition of 50% of Siciliana Gas SpA (euro 23 million). Such increase was partially offset by the decrease of the impairment of goodwill allocated to Tigaz Zrt following the acquisition by Italgas SpA (euro 46 million). The impairment of goodwill allocated to Tigaz Zrt was made following the application of the new Hungarian tariff regime, in force from 2006, and was determined on the basis of the new estimate of future cash flows, discounted by using a rate of 6.3%.

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11 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 3,886 million (euro 3,890 million at December 31, 2005) consist of the following:

(million euro)	Value at the beginning of the year	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value at the end of the year

31.12.2005
Investment in unconsolidated subsidiaries	109	30	6	(2)	(3)	10	(4)	146
Investments in joint ventures	1,946	12	375	(27)	(202)	98	182	2,384
Investments in affiliates	1,101	6	389	(4)	(96)	34	(70)	1,360
	3,156	48	770	(33)	(301)	142	108	3,890
31.12.2006
Investment in unconsolidated subsidiaries	146	4	15	(8)	(8)	(6)	1	144
Investments in joint ventures	2,322	33	516	(26)	(302)	(79)	42	2,506
Investments in affiliates	1,422	1	356	(2)	(440)	(31)	(70)	1,236
	3,890	38	887	(36)	(750)	(116)	(27)	3,886

Acquisitions and subscriptions for euro 38 million concern mainly the subscriptions of capital increase of Enirepsa Gas Ltd (euro 23 million) and Saipem Triune Engineering Private Ltd (euro 8 million). Gains from the valuation of investments using the equity method of euro 887 million primarily relate to Galp Energia SGPS SA (euro 250 million), Unión Fenosa Gas SA (euro 181 million), EnBw Eni Verwaltungsgesellschaft mbH (euro 64 million), Blue Stream Pipeline Co BV (euro 44 million), Supermetanol CA (euro 43 million), United Gas Derivatives Co (euro 39 million), Trans Austria Gasleitung GmbH (euro 36 million), Lipardiz-Construção de Estruturas Maritimas Lda (euro 31 million) and Gaztransport et Technigaz SAS (euro 28 million).
Losses from the valuation of investments using the equity method of euro 36 million primarily relate to Enirepsa Ltd (euro 21 million). Deduction following the distribution of dividends of euro 750 million primarily relates to Galp Energia SGPS SA (euro 364 million), Unión Fenosa Gas SA (euro 128 million), Trans Austria Gasleitung GmbH (euro 43 million), United Gas Derivatives Co (euro 33 million) and Supermetanol CA (euro 32 million).
Other changes of euro 27 million concern the inclusion in the scope of consolidation of Siciliana Gas SpA following the acquisition of the further 50% from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) (euro 60 million) and, as an increase, the contribution of Fiorentina Gas SpA in Toscana Energia SpA (euro 67 million).

Contents

The net carrying value of euro 3,886 million (euro 3,890 million at December 31, 2005) consists of the following companies:

(million euro)	31.12.2005	31.12.2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries:
- Eni Btc Ltd	55	100.00	46	100.00
- Others (*)	91		98
	146		144
Joint ventures:
- Unión Fenosa Gas SA	459	50.00	503	50.00
- Blue Stream Pipeline Co BV	280	50.00	293	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	168	50.00	234	50.00
- Raffineria di Milazzo ScpA	172	50.00	171	50.00
- Azienda Energia e Servizi Torino SpA	165	49.00	165	49.00
- Eteria Parohis Aeriou Thessalonikis AE	152	49.00	157	49.00
- Toscana Energia SpA			111	48.72
- Super Octanos CA	113	49.00	97	49.00
- Lipardiz-Construção de Estruturas Maritimas Lda	66	50.00	97	50.00
- Supermetanol CA	88	34.51	90	34.51
- Trans Austria Gasleitung GmbH	88	89.00	81	89.00
- Haldor Topsøe AS	62	50.00	71	50.00
- Unimar Llc	84	50.00	70	50.00
- FPSO Mystras - Produção de Petroleo Lda	73	50.00	63	50.00
- Transmediterranean Pipeline Co Ltd	63	50.00	50	50.00
- Eteria Parohis Aeriou Thessalias AE	39	49.00	46	49.00
- Saibos Akogep Snc	38	70.00	38	70.00
- Transitgas AG	32	46.00	31	46.00
- CMS&A Wll	31	20.00	27	20.00
- Siciliana Gas SpA	60	50.00
- Toscana Gas SpA	55	46.10
- Others (*)	96		111
	2,384		2,506
Affiliates:
- Galp Energia SGPS SA	896	33.34	782	33.34
- United Gas Derivatives Co	128	33.33	117	33.33
- Fertilizantes Nitrogenados de Oriente CEC	92	20.00	88	20.00
- Acam Gas SpA	45	49.00	45	49.00
- Distribuidora de Gas del Centro SA	41	31.35	37	31.35
- Gaztransport et Technigaz SAS	20	30.00	29	30.00
- Others (*)	138		138
	1,360		1,236
	3,890		3,886

(*)	Each individual amount included herein does not exceed euro 25 million.

The net value of investments in unconsolidated subsidiaries, joint ventures and affiliates includes the differences between purchase price and Eni’s equity in investments of euro 576 million. Such differences relate to Unión Fenosa Gas SA (euro 195 million), EnBW Eni Verwaltungsgesellschaft mbH (euro 178 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi Torino SpA (euro 69 million).
Provisions for losses related to investments accounted for using the equity method of euro 154 million, included in the provisions for contingencies, relate primarily to Polimeri Europa Elastomères France SA (euro 50 million), Charville - Consultores e Serviços Lda (euro 37 million), Industria Siciliana Acido Fosforico - ISAF (in liquidation) (euro 31 million) and Geopromtrans Llc (euro 19 million).

Contents

Other investments
Other investments of euro 360 million (euro 421 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

31.12.2005
Investments in unconsolidated subsidiaries	78	1		(38)	41	68	27
Investments in affiliates	107			(98)	9	9
Other investments	344	23	41	(37)	371	375	4
	529	24	41	(173)	421	452	31
31.12.2006
Investments in unconsolidated subsidiaries	41			(20)	21	49	28
Investments in affiliates	9				9	10	1
Other investments	371	4	(31)	(14)	330	332	2
	421	4	(31)	(34)	360	391	31

Investments in unconsolidated subsidiaries and affiliates are valued at cost net of impairment losses. Other investments are essentially valued at cost adjusted for impairment losses, due to the fact that the fair value cannot be reliably determined.
The net carrying amount of Other investments of euro 360 million (euro 421 million at December 31, 2005) concerns the following companies:
(million euro)	31.12.2005	31.12.2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries (*)	41		21
Affiliates	9		9
Other investments:
- Darwin LNG Pty Ltd	126	12.04	108	12.04
- Nigeria LNG Ltd	100	10.40	90	10.40
- Ceska Rafinerska AS	35	16.33	31	16.33
- Others (*)	110		101
	371		330
	421		360

(*)	Each individual amount included herein does not exceed euro 25 million.

Provisions for losses related to Other investments of euro 30 million, included in the provisions for contingencies, relate primarily to Caspian Pipeline Consortium R - Closed Joint Stock Co (euro 27 million).

Contents

Other information about investments
The following are the amounts, according to Eni’s interest, from the last available Financial Statements of unconsolidated subsidiaries, joint ventures and affiliates:

(million euro)	31.12.2005	31.12.2006

Unconsolidated subsidiaries	Joint ventures	Affiliates	Unconsolidated subsidiaries	Joint ventures	Affiliates

Total assets	1,404	7,423	2,763	1,315	7,906	2,998
Total liabilities	1,263	5,161	1,295	1,182	5,466	1,753
Net sales from operations	63	4,617	1,560	71	5,536	4,905
Operating profit	(1)	609	176	2	1,354	504
Net profit	(2)	328	371	6	1,030	401

Total assets and total liabilities relating to unconsolidated companies of euro 1,315 and euro 1,182 million (euro 1,404 and euro 1,263 million at December 31, 2005) concern for euro 900 and euro 900 million (euro 1,004 and euro 1,004 million at December 31, 2005) companies for which the consolidation does not produce significant effects.

12 Other financial assets
Other financial receivables of euro 805 million (euro 1,050 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Financial receivables
- made for operating purpose	754	532
- made for non-operating purpose	247	252
	1,001	784
Securities
- made for operating purpose	21	21
- made for non-operating purpose	28
	49	21
	1,050	805

Financial receivables are presented net of the allowance of impairment losses of euro 24 million (euro 25 million at December 31, 2005).
Operating financial receivables of euro 532 million (euro 754 million at December 31, 2005) primarily concern loans made by the Exploration & Production segment (euro 372 million) and Gas & Power segment (euro 81 million). The decrease of euro 222 million concerns exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 61 million. Non-operating financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern a fixed deposit for euro 246 million held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at December 31, 2005).
Receivables in currency other than euro amount to euro 693 million (euro 845 million at December 31, 2005).
Receivables due beyond five years amount to euro 396 million (euro 625 million at December 31, 2005).
Securities of euro 21 million (euro 49 million at December 31, 2005) are considered held-to-maturity investments and concern securities issued by the Italian Government (euro 22 million at December 31, 2005).
Securities have a maturity within five years.
The valuation at the fair value of other financial assets did not have any significant effect.

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13 Deferred tax assets
Deferred tax assets of euro 1,725 million (euro 1,861 million at December 31, 2005) are presented net of deferred tax liabilities for which Eni possesses the legal right of offset for euro 4,028 million (euro 3,347 million at December 31, 2005).

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

1,861	1,299	(1,036)	(169)	(230)	1,725

Other changes of euro 230 million primarily concern the offset, for each company, of deferred tax assets with deferred tax liabilities (euro 318 million).
Deferred tax assets are described in Note 22 - Deferred tax liabilities.

14 Other non-current receivables
Other non-current receivables of euro 994 million (euro 995 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Tax receivables from:
- Italian tax authorities
. income tax credits	508	501
. interest on tax credits	309	322
. value added tax (VAT)	37	37
. other	7	13
	861	873
- foreign tax authorities	44	30
	905	903
Other receivables:
- in relation to disposals	39	2
- others	40	83
	79	85
Other non-current receivables	11	6
	995	994

Contents

Current liabilities

15 Current financial liabilities
Current financial liabilities of euro 3,400 million (euro 4,612 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Banks	3,894	3,178
Financial liabilities represented by commercial papers	60
Other financing institutions	658	222
	4,612	3,400

The decrease of current financial liabilities of euro 1,212 million is primarily due to the balance of payments and new proceeds of liabilities (euro 802 million) and to the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 473 million).
Current financial liabilities by currency consist of the following:

(million euro)	31.12.2005	31.12.2006

Euro	4,029	3,119
US Dollar	323	161
Other currencies	260	120
	4,612	3,400

In the fiscal year 2006, the weighted average interest rate of the short term debts amounts to 3.9% (2.8% in the fiscal year 2005).
At December 31, 2006 Eni has unused committed and uncommitted borrowing facilities amounting respectively to euro 5,896 million and euro 6,523 million (euro 5,855 million and euro 4,783 million at December 31, 2005). Interest rates under these contracts reflect market conditions and the charges for non-use are not material.

16 Trade and other payables
Trade and other payables of euro 15,995 million (euro 13,095 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Trade payables	8,170	10,528
Advances	1,184	1,362
Other payables:
- in relation to investments	698	1,166
- others	3,043	2,939
	3,741	4,105
	13,095	15,995

Trade payables of euro 10,528 million increased by euro 2,358 million. Such increase primarily concerns the Exploration & Production segment (euro 1,353 million), Oilfield Services, Construction and Engineering segment (euro 424 million), Refining & Marketing segment (euro 262 million) and Gas & Power segment (euro 194 million) and includes exchange rate differences related to the translation of financial statements prepared in currencies other than euro for euro 181 million.
Advances of euro 1,362 million (euro 1,184 million at December 31, 2005) concern payments received in excess of the value of the work in progress performed for euro 884 million (euro 550 million at December 31, 2005), advances on contract work in progress for euro 197 million (euro 309 million at December 31, 2005) and other advances for euro 281 million (euro 325 million at December 31, 2005). Advances on contract work in progress concern the Oilfield Services, Construction and Engineering segment.

Contents

Other payables of euro 4,105 million (euro 3,741 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Payables due to:
- joint venture operators in exploration and production activities	1,264	1,146
- suppliers in relation to investments	951	923
- social security entities	229	339
- employees	314	336
- non-financial governmental entities	313	274
	3,071	3,018
Cautionary deposit	6	2
Other payables	664	1,085
	3,741	4,105

Payables with related parties are described in Note 33 - Transactions with related parties.

17 Taxes payable
Taxes payable of euro 2,830 million (euro 3,430 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Income taxes payable	1,742	1,640
Customs and excise duties	896	683
Other	792	507
	3,430	2,830

Taxes payable of euro 1,640 million (euro 1,742 million at December 31, 2005) concern Italian companies for euro 158 million and foreign companies for euro 1,482 million (euro 234 million and euro 1,508 million at December 31, 2005, respectively). The decrease of euro 102 million includes exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 70 million).

18 Other current liabilities
Other current liabilities of euro 634 million (euro 613 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Fair value of non-hedging derivatives	378	395
Fair value of cash flow hedge derivatives	5	40
Other liabilities	230	199
	613	634

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Fair value of non-hedging derivative contracts of euro 395 million (euro 378 million at December 31, 2005) consists of the following:

31.12.2005	31.12.2006

(million euro)	Fair Value	Commitments	Fair Value	Commitments

Non-hedging derivatives on exchange rate
Currency Swap	139	6,370	11	1,291
Interest Currency Swap	73	2,316	19	257
Other	2	57	2	70
	214	8,743	32	1,618
Non-hedging derivatives on interest rate
Interest Rate Swap	101	5,145	30	2,122
	101	5,145	30	2,122
Non-hedging derivatives on commodities
Over the counter	21	323	52	635
Other	42	94	281	930
	63	417	333	1,565
	378	14,305	395	5,305

Fair value of cash flow hedge derivatives of euro 40 million concerns commitments of euro 529 million related to future sales of crude oil by the Exploration & Production segment. Cash flow hedge derivatives on exchange rate at December 31, 2005 were closed in 2006 with the effects charged to the profit and loss account.
Information concerning the hedged risks and the hedging policies is shown at Note 25 - Guarantees, commitments and risks - Risk management.

Non-current liabilities

19 Long term debt and current portion of long term debt
Long term debt and the current portion of long term debt, including the related expiration dates, are as follows:

(million euro)	December 31	Long-term maturity

Type of debt instrument	Maturity range	2005	2006	Current maturity 2007	2008	2009	2010	2011	After	Total

Banks:
- ordinary loans	2007-2019	2,174	2,298	127	310	448	348	88	977	2,171
- interested rate assigned loans	2007-2013	45	13	4	3	2	2	1	1	9
- other financings	2006	3
		2,222	2,311	131	313	450	350	89	978	2,180
Ordinary bonds	2007-2027	5,339	5,097	685	475	127	946	179	2,685	4,412
Other financing institutions	2007-2019	825	891	74	403	26	29	129	230	817
		8,386	8,299	890	1,191	603	1,325	397	3,893	7,409

Long term debt including the current portion of long-term debt of euro 8,299 million (euro 8,386 million at December 31, 2005) decreased by euro 87 million. Such decrease is primarily due to the balance of payments and new proceeds of liabilities of euro 7 million and to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than euro and exchange rate differences on the alignment to the year end exchange rate of debts denominated in currencies other than functional currency for a total of euro 124 million.

Contents

Other financing institutions of euro 891 million included euro 56 million of finance lease transactions. The residual debt, represented by the sum of discounted future lease payments applying the effective interest rate, interests and the total of future lease payments, including the related expiration dates, are as follows:

Maturity range

(million euro)	Within 12 months	Between one and five years	After five years	Total

Residual debt	14	33	9	56
Interests	7	11	7	25
Undiscounted value of future lease payments	21	44	16	81

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A- (S&P) and A3 (Moodys). At December 31, 2005 and December 31, 2006, the amount of short and long term debt subject to restrictive covenants was euro 1,258 million and euro 1,131 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 75 million (euro 275 million at December 31, 2005), that require maintenance of certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.
Bonds of euro 5,097 million concern bonds issued within the Euro Medium Term Notes Program for a total of euro 4,424 million and other bonds for a total of euro 673 million.
Bonds as of at December 31, 2006, including the issuing entity, the expiration dates and interest rates, by currency, are as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	42	1,542	Euro		2013		4.625
- Eni Coordination Center SA	1,027	19	1,046	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	520	5	525	Euro	2007	2015		variable
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	277	5	282	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	193	4	197	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	167		167	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	103		103	U.S. dollar	2007	2013		variable
- Eni Coordination Center SA	32		32	Swiss franc		2010		2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007		variable
	4,333	91	4,424
Other bonds:
- Eni USA Inc	304	3	307	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	224	(11)	213	British pound		2009		10.375
- Eni USA Inc	152	1	153	U.S. dollar		2007		6.750
	680	(7)	673
	5,013	84	5,097

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 246 million).

Contents

Bonds due within 18 months amount to euro 787 million and concern Eni Coordination Center SA (euro 634 million) and Eni USA Inc (euro 153 million). In 2006, Eni issued bonds for euro 219 million through Eni Coordination Center SA.
Long-term debt and the current portion of long term debt, including the weighted average interest rates, by currency, are as follows:

31.12.2005 (million euro)	Average rate (%)	31.12.2006 (million euro)	Average rate (%)

Euro	5,344	3.6	5,566	4.0
U.S. dollar	1,709	7.0	1,261	7.8
British pound	1,082	5.3	1,259	5.9
Japanese yen	153	1.4	167	1.4
Swiss franc	98	2.6	46	2.0
	8,386		8,299

At December 31, 2006 Eni has unused committed long term borrowing facilities amounting to euro 520 million (euro 1,070 million at December 31, 2005). Interest rates upon these contracts are at market conditions and the charges for non-use are not material.
Fair value of long-term debt, including the current portion of long term debt, amounts to euro 8,415 million (euro 8,732 million at December 31, 2005) and consists of the following:

(million euro)	31.12.2005	31.12.2006

Ordinary Bonds	5,633	5,239
Banks	2,222	2,311
Other financing institutions	877	865
	8,732	8,415

Fair value was calculated by discounting the future cash flows using rates between 3.6% and 5.6% (2.8% and 5.0% at December 31, 2005). Financial liabilities for euro 231 million are guaranteed by mortgages and liens on tangible assets of consolidated companies and by pledges on securities and fixed deposits (euro 251 million at December 31, 2005).
Net borrowings, as defined in the "Financial Review" in the "Report of the Directors", consist of the following:

(million euro)	31.12.2005	31.12.2006

Current	Non-current	Total	Current	Non-current	Total

A. Cash	1,211		1,211	3,745		3,745
B. Cash equivalent	122		122	240		240
C. Available for sale securities and held-to-maturity securities	903	28	931	552		552
D. Liquidity (A+B+C)	2,236	28	2,264	4,537		4,537
E. Financial Receivables	12	247	259	143	252	395
F. Short-term financial liabilities towards banks	3,894		3,894	3,178		3,178
G. Long-term financial liabilities towards banks	296	1,926	2,222	131	2,180	2,311
H. Bonds	391	4,948	5,339	685	4,412	5,097
I. Short-term financial liabilities towards related parties	222		222	92		92
L. Long-term financial liabilities towards related parties		18	18		16	16
M. Other short-term financial liabilities	496		496	130		130
N. Other long-term financial liabilities	46	761	807	74	801	875
O. Total borrowings (F+G+H+I+L+M+N)	5,345	7,653	12,998	4,290	7,409	11,699
P. Net borrowings (O-D-E)	3,097	7,378	10,475	(390)	7,157	6,767

Contents

Available for sale securities and held-to-maturity securities of euro 552 million (euro 931 million at December 31, 2005) are made for non-operating purposes. The item does not include available for sale securities and held-to-maturity securities made for operating purposes of euro 441 million (euro 486 million at December 31, 2005) and primarily concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).
Financial receivables of euro 395 million (euro 259 million at December 31, 2005) are made for non-operating purposes. The item does not include financial receivables made for operating purposes of euro 246 million (euro 480 million at December 31, 2005), of which euro 241 million (euro 475 million at December 31, 2005) given to consolidated subsidiaries, joint ventures and affiliates primarily for the realization of industrial plans. Non current financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern for euro 246 million a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at December 31, 2005).

20 Provisions for contingencies
Provisions for contingencies of euro 8,614 million (euro 7,679 million at December 31, 2005) consist of the following:

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 31.12.2006

Provisions for site restoration and abandonment	2,648	1,345	(188)	(81)	3,724
Provisions for environmental risks	2,103	272	(430)	(40)	1,905
Provisions for contract penalties and disputes	534	174	(62)	8	654
Loss adjustments and actuarial provisions for Eni’s insurance companies	707	8	(127)	(23)	565
Provisions for taxes	309	48	(98)	(38)	221
Provisions for losses related to investments	85	65	(9)	43	184
Provisions for revision of selling prices	321	104	(253)		172
Provisions for restructuring or decommissioning	195	35	(73)		157
Provisions for OIL insurance	127		(19)		108
Provisions for onerous contracts	80	55	(35)		100
Provisions for prize promotion	52	44	(46)		50
Other (*)	518	518	(177)	(85)	774
	7,679	2,668	(1,517)	(216)	8,614

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 3,724 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 3,664 million). The increase of euro 1,345 million includes amounts recorded on initial recognition and changes to the estimates of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer (euro 1,240 million) and financial expense due to the passage of time charged to the profit and loss account (euro 105 million). The discount rates used range between 4.0% and 5.9%. Other changes of euro 81 million include exchange rate differences on the translation of financial statements prepared in currencies other than euro for euro 102 million.
Provisions for environmental risks of euro 1,905 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,295 million), the Refining & Marketing segment (euro 346 million), the Corporate and financial companies segment, relating to guarantees issued in relation to properties sold (euro 117 million) and the Gas & Power segment (euro 78 million). Provisions in 2006 of euro 272 million primarily related to Syndial SpA (euro 125 million) and the Refining & Marketing segment (euro 79 million) and include additions due to the passage of time for euro 8 million. Deductions of euro 430 million primarily concern Syndial SpA (euro 225 million) and the Refining & Marketing segment (euro 146 million) and include deductions not corresponding to cash expenditures for euro 16 million.
Provisions for contract penalties and disputes of euro 654 million primarily include charges expected on contract penalties and general disputes. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. Provisions in 2006 for euro 174 million primarily related to Syndial SpA (euro 80 million) and the Gas & Power segment (euro 63 million). Deductions of euro 62 million include deductions not corresponding to cash expenditures for euro 25 million.

Contents

Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 565 million represent the liabilities accrued for claims on insurance policies underwritten by Padana Assicurazioni SpA. Deductions of euro 127 million concern deductions not corresponding to cash expenditures as regards to the reported accidents.
Provisions for taxes of euro 221 million primarily include charges for unsettled tax claims to uncertain applications of the tax regulation for foreign companies of the Exploration & Production segment (euro 176 million). The decrease of euro 98 million concerns deductions not corresponding to cash expenditures for euro 32 million. Other changes of euro 38 million include the exchange rate differences on the translation of financial statements prepared in currencies other than euro for euro 25 million.
Provisions for losses on investments of euro 184 million represent losses incurred to date in excess of the carrying value of investments (see Note 11 - Investments).
Provisions for the revision of selling prices of euro 172 million primarily concern the provision for the estimated adverse impact of the application of Decision 248/2004 by the Italian Authority for Electricity and Gas affecting the parameters for upgrading the raw material component in price formulas for end users (euro 139 million). Deductions of euro 253 million concern deductions not corresponding to cash expenditures for euro 141 million primarily related to the adoption of the new tariffs’ regime introduced by Decision 134/2006 by the Italian Authority for Electricity and Gas (euro 139 million).
Provisions for restructuring or decommissioning of production facilities of euro 157 million mainly represent the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 124 million). Deductions of euro 73 million concern deductions not corresponding to cash expenditures for euro 17 million.
Provisions for OIL insurance of euro 108 million include the provisions related to the increase of charges that will be paid within the next 5 years, due by Eni for participation in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.
Provisions for onerous contracts of euro 100 million essentially concern Syndial SpA and relate to contracts for which the termination or execution costs exceed the benefits arising from that contract.
Provisions for prize promotion of euro 50 million concern the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for station operators, for truckers and motorists that perform the fuel fill-up at the "Isole Fai da Te".
Deductions of the other provisions for euro 177 million include deductions not corresponding to cash expenditures for euro 85 million, of wich euro 20 million concern provisions for long term construction constracts.

21 Provisions for employee benefits
Provisions for employee benefits of euro 1,071 million (euro 1,031 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

TFR	577	608
Pensions plans	318	268
Supplementary medical reserve for Eni managers (FISDE)	99	100
Other benefits	37	95
	1,031	1,071

Provisions for indemnities upon termination of employment essentially concern the provisions accrued by Italian companies for employee termination indemnities ("TFR"), regulated by Article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until the retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.
Effective from January 1, 2007 the Budget Law for 2007 and related decrees introduce material changes to the TFR regulation; these changes include the possibility for employees to choose the allocation of their TFR entitlement between a pension fund or having it remain in the company (in which case the company will transfer the future TFR obligation to INPS, the Italian state social security entity). At present there are uncertainties in interpretation regarding the recent changes in regulations. Furthermore, there is additional uncertainty arising from the revised regulations in respect to actuarial calculations on already accrued TFR provision since it is currently not possible to predict employees’ choices regarding their allocation of the TFR entitlement (employees’ choice shall be made before June 30, 2007). Given this level of uncertainty, there has been no change made, which may result from the new regulations, to the amount of the TFR obligation recorded as at December 31, 2006.
Pension funds concern defined benefit plans of foreign companies located, primarily, in the United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.

Contents

The supplementary medical reserve for Eni managers (FISDE) is calculated on the basis of the contributions paid by the company for retired managers.
Other benefits primarily concern Jubilee awards and the deferred monetary incentive plan. Jubilee awards are benefits due following the attainment of a minimum period of service and, regarding to the Italian companies, consist of an in-kind remuneration. Deferred monetary incentive plan reflects the estimate of the variable compensation dependent on company’s performance that will be paid in 2009 to Eni managers who reach individual defined objectives.
The value of employee benefits, estimated by applying actuarial techniques, consists of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan asset	FISDE	Other benefits	Total

2005
Current value of benefit obligation and plan assets at beginning of year	577	576	(257)	106	32	1,034
Current cost	59	18		2	3	82
Interest cost	25	30		5	1	61
Expected return on plan assets			(16)			(16)
Employees contributions		1	(46)			(45)
Actuarial gains/losses	47	66	(24)	(11)	5	83
Benefits paid	(49)	(19)	11	(6)	(4)	(67)
Amendments		3				3
Curtailments or settlements	(6)	(5)				(11)
Exchange rate differences and other changes		87	(27)			60
Current value of benefit obligation and plan assets at end of year	653	757	(359)	96	37	1,184
	577	677	(359)	99	37	1,031
2006
Current value of benefit obligation and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Employees contributions		(3)	(88)			(91)
Actuarial gains/losses	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Exchange rate differences and other changes	1	(6)	16			11
Current value of benefit obligation and plan assets at end of year	614	771	(440)	91	95	1,131

Gross liability for employee benefits of foreign pension plans of euro 771 million (euro 757 million at December 31, 2005) includes liabilities of joint ventures operating in exploration and production activities for euro 130 million and euro 112 million at December 31, 2005 and 2006, respectively; a receivable was recorded against such liability.
Funds for other benefits of euro 95 million (euro 37 million at December 31, 2005) concern primarily Jubilee awards for euro 44 million (euro 29 million at December 31, 2005) and the deferred monetary incentive plan for euro 37 million.

Contents

Changes in plan assets and benefit obligations related to provisions for employee benefits consist of the following:

TFR	Foreign pension plans	FISDE	Other benefits

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

Current value of benefit obligations with plan assets at end of year			757	771
Current value of plan assets			(359)	(440)
Net current value of benefit obligations with plan assets			398	331
Current value of benefit obligations without plan assets at end of year	653	614			96	91	37	95
Actuarial gains/losses not recognized	(76)	(6)	(71)	(63)	3	9
Past service cost not recognized			(9)
Net liabilities recognized in provisions for employee benefits	577	608	318	268	99	100	37	95

Costs for employee benefits recognized in the income statement consist of the following:

(million euro)	TFR	Foreign pension plans	FISDE	Other benefits	Total

2005
Current cost	59	18	2	3	82
Interest cost	25	30	5	1	61
Expected return on plan assets		(16)			(16)
Amortization of actuarial gains/losses				6	6
Effect of curtailments and settlements	(6)	(5)			(11)
Other costs		3		1	4
	78	30	7	11	126
2006
Current cost	99	18	2	48	167
Interest cost	22	28	3	6	59
Expected return on plan assets		(24)			(24)
Amortization of actuarial gains/losses	2	21		5	28
Effect of curtailments and settlements		(1)			(1)
Other costs	1				1
	124	42	5	59	230

The main actuarial assumptions used in the evalution of benefit obligations at end of year and in the estimate of costs for employee benefits expected for 2007 consist of the following:

(%)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Discount rate	4.0	4.5-7.3	4.3	4.5-4.7
Expected return rate on plan assets		7.2
Rate of compensation increase	2.7-4.5	3.0-5.8		3.5
Rate of price inflation	2.0	2.0-4.9	2.0	2.3-2.4
2006
Discount rate	4.3	3.0-13.0	4.5	4.0-4.3
Expected return rate on plan assets		3.5-13.0
Rate of compensation increase	2.7-4.0	2.0-12.0		2.7-4.5
Rate of price inflation	2.0	1.0-10.0	2.0	2.0-2.5

With regards to Italian plans were used demographic tables prepared by Ragioneria Generale dello Stato (RG48). Expected return rate by plan assets has been determined by making reference to the ratings expressed in regulated markets.

Contents

Foreign plan assets consist of the following:

(%)	Plan assets	Expected return

Securities	18.6	5.4-7.6
Bonds	60.3	2.6-9.4
Investment property	0.9	5-13
Other	20.2	2-13

The effective return of the plan assets amounts to euro 27 million (euro 40 million at December 31, 2005).
With reference to medical plans, the effects deriving from a 1% change of the actuarial assumptions of the costs concerning medical consist of the following:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	6	4
Impact on net benefit obligation	103	83

The amount of the contributions expected to be paid to the defined contribution plans for 2007 amounts to euro 68 million.
The analysis of changes of the net actuarial liability with regard to the previous fiscal year deriving from the non-correspondence of the actuarial assumptions adopted in the previous fiscal year with the effective values recorded at the closing of the current fiscal year consists of the following:

(%)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Impact on net benefit obligation	47	59	(11)
Impact on plan assets		24
2006
Impact on net benefit obligation	(19)	13	(4)	4
Impact on plan assets		3

21 Deferred tax liabilities
Deferred tax liabilities of euro 5,852 million (euro 4,890 million at December 31, 2005) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at 31.12.2005	Additions	Deductions	Exchange rate differences	Other changes	Value at 31.12.2006

4,890	2,231	(676)	(379)	(214)	5,852

Other changes of euro 214 million include the set-off, for each company, of deferred tax assets and deferred tax liabilities for euro 318 million.
Deferred tax liabilities consist of the following:

(million euro)	31.12.2005	31.12.2006

Deferred income taxes	8,237	9,880
Deferred income taxes available to be offset	(3,347)	(4,028)
	4,890	5,852
Deferred income taxes not available to be offset	(1,861)	(1,725)
Net deferred tax liabilities	3,029	4,127

Contents

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million euro)	Value at 31.12.2005	Additions	Deductions	Exchange rate differences	Other changes	Value at 31.12.2006

Deferred tax liabilities:
- accelerated tax depreciation	5,855	1,412	(414)	(330)	328	6,851
- application of the weighted average cost method in evaluation of inventories	649	28	(108)		80	649
- site restoration and abandonment (tangible and intagible assets)	349	130	(36)	(18)	258	683
- capitalized interest expense	245	2	(20)		5	232
- other	1,139	659	(98)	(40)	(195)	1,465
	8,237	2,231	(676)	(388)	476	9,880
Deferred tax assets:
- assets revaluation as per Law No. 342/2000 and No. 448/2001	(1,096)		78		1	(1,017)
- site restoration and abandonment (provisions for contingencies)	(1,038)	(190)	38	41	(347)	(1,496)
- depreciation and amortization	(868)	(125)	201	85	(37)	(744)
- accruals for impairment losses and provisions for contingencies	(839)	(329)	244	1	(77)	(1,000)
- tax loss carry forwards	(160)	(10)	96	10	(19)	(83)
- other	(1,207)	(645)	379	35	25	(1,413)
	(5,208)	(1,299)	1,036	172	(454)	(5,753)
Net deferred tax liabilities	3,029	932	360	(216)	22	4,127

Deferred tax assets are recognized to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.
Under Italian fiscal laws, tax losses can be carried forward in the five subsequent periods, excepting losses suffered in the first three periods of life of the company that they can be carried forward without limit. Tax losses of foreign companies can be carried forward on average for more than five periods and for a considerable part they can be carried forward without limit. Tax recovery corresponds to a tax rate of 33% for Italian companies and to an average tax rate of 29.8% for foreign companies.
Tax losses amount to euro 1,579 million and can be used in the following periods:

(million euro)	Italian companies	Foreign companies

2007	4	17
2008	14	19
2009	13	13
2010		15
2011		37
over 2011		53
without limit	13	1,381
	44	1,535

Tax losses for which is expected the utilization amount to euro 278 million and essentially concern foreign companies (euro 252 million); the related deferred tax assets amount to euro 83 million and concern for euro 75 million foreign companies. No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 160 million).

Contents

23 Other non-current liabilities
Other non-current liabilities of euro 418 million (euro 897 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Payables related to capital expenditures	597	26
Other payables	170	207
Other liabilities	130	185
	897	418

24 Shareholders’ equity

Minority interest
Minority interest in net profit and shareholders’ equity relate to the following consolidated subsidiaries:

(million euro)	Net profit	Shareholders’ equity

2005	2006	31.12.2005	31.12.2006

Snam Rete Gas SpA	321	287	1,158	1,004
Saipem SpA	115	303	915	879
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	6		82	79
Others	17	16	194	208
	459	606	2,349	2,170

The decrease in the shareholders’ equity of Snam Rete Gas SpA of euro 867 million concern the distribution of an extraordinary dividend to the minority interest of euro 1,171 million.

Eni shareholders’ equity

(million euro)	31.12.2005	31.12.2006

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	5,345	7,262
Treasury shares	(4,216)	(5,374)
Cumulative translation adjustment reserve	941	(398)
Other reserves	5,351	400
Retained earnings	17,381	25,168
Net profit for the period	8,788	9,217
Interim dividend	(1,686)	(2,210)
	36,868	39,029

Share capital
At December 31, 2006 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2005).
On May 25, 2006 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2005 dividend of euro 0.45 per share. The balance was made available for payment on June 22, 2006 and the ex-dividend date was June 19, 2006.

Contents

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Cumulative translation exchange differences reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than euro.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,262 million (euro 5,345 million at December 31, 2005) includes treasury shares purchased. The increase of euro 1,917 million primarily concerns reclassification of euro 2,000 million following Eni’s Shareholders Meeting decision on May 25, 2006 and, as a decrease, the sale and grant of treasury shares to Group managers following stock option and stock grants plan for euro 85 million.

Treasury shares purchased
Treasury shares purchased amount to euro 5,374 million (euro 4,216 million at December 31, 2005) and consist of 324,959,866 ordinary shares at a nominal value of euro 1 owned by Eni SpA (278,013,975 ordinary shares at a nominal value of euro 1 euro at December 31, 2005). Treasury shares of euro 839 million (euro 237 million at December 31, 2005), are represented by 40,114,000 shares (17,428,300 shares at December 31, 2005) and are destined to the 2002-2005 and 2006-2008 stock option plans (38,240,400 shares) and the 2003-2005 stock grant plan (1,873,600 shares).
The increase of 22,685,700 shares consists of the following:

Stock option	Stock grant	Total

Number of shares at December 31, 2005	14,004,500	3,423,800	17,428,300
- rights granted for stock option plan 2006-2008	30,000,000		30,000,000
- rights not granted for 2003-2005 stock grant plans and stock option plan 2002-2005	(624,900)	(296,600)	(921,500)
- rights exercised	(4,943,200)	(1,236,400)	(6,179,600)
- rights cancelled	(196,000)	(17,200)	(213,200)
Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000

At December 31, 2006, options and grants outstanding were 15,290,400 shares and 1,873,600 shares, respectively. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 euro per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an weighted average exercise price of euro 23.119 per share.

Information about commitments related to stock grant and stock option plans is included in Note 27 - Operating expenses.

Other reserves
Other reserves of euro 400 million (euro 5,351 million at December 31, 2005) refer to a reserve constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA for euro 247 million, to Eni SpA’s equity reserve for euro 146 million and for euro 7 million to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives. The decrease of other reserves essentially refers to the reclassification of euro 4,951 million from Eni distributable reserve to retained earnings (euro 5,224 million).

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The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

Security available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross Reserve	Deferred Tax liabilities	Net Reserve	Gross Reserve	Deferred Tax liabilities	Net Reserve	Gross Reserve	Deferred Tax liabilities	Net Reserve

Reserve as of January 1, 2005	19	(6)	13				19	(6)	13
Changes of the year	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of December 1, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year	2		2	1		1	3		3
Amount recognized in the
profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7

Interim Dividend
Interim dividend of euro 2,210 million concerns the interim dividend for the year 2006 for euro 0.60 per share, as decided by the Board of Directors in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was made available for payment on October 26, 2006.

Distributable reserves
At December 31, 2006 Eni shareholders’ equity included distributable reserves for approximately euro 32,000 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 40 million).

Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

(million euro)	Net profit	Shareholders’ equity

2005	2006	31.12.2005	31.12.2006

As recorded in Eni SpA’s Financial Statements (Italian GAAP)	6,042	5,821	26,872	26,935
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated
companies as accounted for in Eni SpA Financial Statements	2,718	3,823	13,701	16,136
Consolidation adjustments:
- difference between cost and underlying value of equity	(44)	(52)	1,902	1,138
- elimination of tax adjustments and compliance with accounting policies	863	627	(1,528)	(1,435)
- elimination of unrealized intercompany profits	(40)	(237)	(2,677)	(2,907)
- deferred taxation	(313)	(195)	849	1,244
- other adjustments	21	36	98	88
	9,247	9,823	39,217	41,199
Minority interest	(459)	(606)	(2,349)	(2,170)
As recorded in Consolidated Financial Statements (IFRS)	8,788	9,217	36,868	39,029

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25 Guarantees, commitments and risks

Guarantees
Guarantees of euro 14,384 million (euro 12,862 million at December 31, 2005) consisted of the following:

31.12.2005	31.12.2006

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		5,839		5,839		6,539	6,539
Unconsolidated subsidiaries	4	203		207	3	294	297
Affiliated companies and Joint Ventures	4,900	1,772	40	6,712	5,682	1,735	7,417
Others	64	40		104	79	52	131
	4,968	7,854	40	12,862	5,764	8,620	14,384

Guarantees given on behalf of consolidated companies of euro 6,539 million (euro 5,839 million at December 31, 2005) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,467 million (euro 3,057 million at December 31, 2005), of which euro 2,726 million related to the Oilfield Services Construction and Engineering segment (euro 2,397 million at December 31, 2005). The increase of euro 410 million primarily concerns the raise of the order book and the start of new works of the Oilfield Services Construction and Engineering segment; (ii) VAT recoverable from tax authorities for euro 1,393 million (euro 1,386 million at December 31, 2005); (iii) insurance risk for euro 246 million reinsured by Eni (euro 298 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 6,160 million (euro 5,491 million at December 31, 2005).
Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries of euro 297 million (euro 207 million at December 31, 2005) consist of unsecured guarantees, letters of patronage and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 288 million (euro 165 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 204 million (euro 145 million at December 31, 2005).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 7,417 million (euro 6,712 million at December 31, 2005) primarily concern: (i) a guarantee of euro 5,654 million (euro 4,894 million at December 31, 2005) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno; consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,214 million (euro 1,360 million at December 31, 2005), of which euro 756 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financing institutions (euro 844 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 2,470 million (euro 2,938 million at December 31, 2005).
Other guarantees given on behalf of third parties of euro 131 million (euro 104 million at December 31, 2005) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 87 million on behalf of minor investments or companies sold (euro 92 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 121 million (euro 75 million at December 31, 2005).

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Commitments and contingencies
Commitments and contingencies euro 1,545 million (euro 1,655 million at December 31, 2005) consist of the following:

(million euro)	31.12.2005	31.12.2006

Commitments
Purchase of assets	219	9
Other	220	207
	439	216
Risks	1,216	1,329
	1,655	1,545

Obligations for purchases and sales of assets of euro 9 million decreased by euro 210 million. Such decrease was due to: (i) the extinguishment of the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors and simultaneously entered into interest rate swaps with such investors wherein it received the rate of interest on such Italian Government bonds and paid a floating rate of interest linked to Euribor. Such investors could sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps (euro 116 million). The operation ended on January 1, 2006 following the expiry of the government bonds; (ii) to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).
Other commitments of euro 207 million (euro 220 million at December 31, 2005) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 181 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 193 million at December 31, 2005).
Risks of euro 1,329 million (euro 1,216 million at December 31, 2005) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 918 million (euro 794 million at December 31, 2005) and contractual assurances given to acquirors of certain investments and businesses of Eni for euro 393 million (euro 402 million at December 31, 2005).

Risk management

FOREWORD
The main risks identified and managed by Eni are the following:
(i) market risks deriving from the exposure to the fluctuations of interest rates, exchange rates between the euro and the US dollar and other currencies used by the company, as well as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available;
(iv) country risk in oil & gas activities;
(v) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results.

MARKET RISK
Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas and power prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. Commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. Starting on January 1, 2007, this task is being performed by Eni SpA following the incorporation of Enifin.
In order to minimize market risks related to changes in interest rates and exchange rates and to manage exposure to commodity prices fluctuations, Eni enters into various transactions using derivative financial instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instrument, index or price that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

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The control framework defined by Eni’ s guidelines prescribes that measurement and control of the market risk are to be performed on the basis of maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e., potential gain or loss in fair values.
Eni’s guidelines prescribe that Eni’s subsidiaries use such market risk exposure policies as to minimize market risk. Tolerable market risk exposure is set at the Group level within the central finance department which pools all risk positions of the Group. Calculation and measurement techniques followed by Eni are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni is more conservative than the recommended one.
Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in a way as to maximize the value of the Group oil and gas production and sales volumes and to pursue set objectives of industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed at each business unit, with the central function managing hedging request. Strategic risk exposure is monitored in terms of value-at-risk, albeit being not hedged in a systematic way.

EXCHANGE RATE RISK
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and with the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). Generally speaking, an appreciation of the US dollar versus the euro generally has a positive impact on Eni’s results of operations, and vice versa. Effective management of exchange rate risk is performed at the Group level, within the central finance department which matches contrarian positions of the Group operating subsidiaries and hedges net positions using derivatives (such as currency swaps, forwards and options). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

INTEREST RATE RISK
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of financial changes. Eni uses interest rate derivatives; such interest rate swaps and interest cross currency swaps are used to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

COMMODITY RISK
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil, gas and product prices generally has a negative impact on Eni’s results of operations, and vice versa. In order to hedge commodity risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

CREDIT RISK
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons that includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

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LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The group has access to a wide range of funding at competitive rates through capital markets and banks and coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short term requirements and due obligations as well as the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group’s businesses. This implies the adoption of a strategy to pursue an adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

COUNTRY RISK
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can temporarily or permanently compromise Eni’s ability to operate economically and to gain access to oil and natural gas reserves.
Eni constantly monitors the political, social and economic risk of the approximately 60 countries where it has invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

OPERATION RISK
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, and production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
Eni adopted the most stringent guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients, the populations involved in its activity, the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the heart of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored to the peculiarities of each business and industrial site.
HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks and a systematic monitoring and control of HSE performance in a continuous improvement cycle that is also subject to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (in Milan and Rome) furnished with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Meteorological equipment is in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking the existing risk provisions into account, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.
The following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

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1. Environment

1.1 Criminal Proceedings

ENI SPA

(i)	Subsidence. In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora field and producing platform in 2002 and the Dosso degli Angeli field in 2004. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking into account the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the size and effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. This commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. This proceeding is in the first level hearing stage. The Veneto Region, the Ente Parco della Provincia del Po, the Province of Ferrara, the Province of Venice, the City of Venice, the City of Comacchio, the Province of Rovigo and two private entities have been acting as plaintiffs. Eni was accepted as a defendant in order to claim its own civil responsibilities. Parties are awaiting a decision from the Italian Supreme Court as to whether this proceeding has to take place before the Court of Rovigo or the Court of Adria.
(ii)	Alleged damage. In 2002, the public prosecutor of Gela started a criminal investigation in order to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA.
(iii)	Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials.
(v)	Intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo in order to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court entrusted a company specialized in such field with the task of verifying the cause, origin and extension of the alleged infiltration. For protective purposes, remedial actions have been taken in order to: (i) create safety measures and clean-up of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. These actions are moving towards completion.
(vi)	Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. Preliminary investigations have almost completed.

ENIPOWER SPA

(i)	In 2004 the public prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	The Prosecutor of Mantova started an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

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POLIMERI EUROPA SPA
Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed the Court’s sentence.

RAFFINERIA DI GELA SPA
In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation, the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions and the prosecutor confirmed his request for dismissal of the case, rejecting such oppositions.

1.2 Civil and administrative proceedings

(i)	Pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Parties agreed upon that Edison SpA would hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if damage would manifests itself later. Parties agreed on a settlement by which Edison quantified the damage to be paid that also covers Syndial. The proceeding continues for the settlement of alleged damage pertaining to the residual 1989-1990 period.
(ii)	Summon before the Court of Venice for environmental damages caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA, jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. Parties are waiting for the decision on the instances of the preliminary investigation.
(iii)	Claim of environmental damages, caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages for euro 300 million. The judge has yet to decide on the legitimacy of the Delegated Commissioner for Environmental Emergency in the Calabria Region to act on behalf of the Calabria Region. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for environmental emergency in the Calabria Region in the proceeding started in 2003. This new proceeding is in the preliminary investigation stage.
On February 28, 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of

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the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings started by the Delegated Commissioner for environmental emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iv)	Summon for the ascertainment of responsibility in the pollution of soil of Paderno Dugnano. In 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the Syndial SpA’s responsibility in the alleged pollution of soil around the plant and to require it to pay environmental damage necessary for remediation. The Tribunal of Milan rejected the plaintiff’s request with a sentence released on June 10, 2006. The deadline to appeal the Tribunal sentence is November 1, 2007.
(v)	Summon for the ascertainment of responsibility in the pollution of soil of Pieve Vergonte. In October 2004, Sitindustrie SpA commenced an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy in Pieve Vergonte.
(vi)	Summon for environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 2,396 million in relation to alleged DDT pollution at Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006, the State Lawyer in an attempt to settle the case proposed Syndial to pay 10% of this claim corresponding to euro 239 million. This settle attempt failed.
The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; (ii) presentation of a project for the environmental remediation of Lake Maggiore. Syndial opposed this decree before an Administrative Court.
(vii)	Action started by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara started an action before the Court of Genova requesting Syndial SpA to remediate and reestablish previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up plus further damage of various genre (i.e., damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. In fact, Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report made by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. A final decision on this proceeding is pending.
(viii)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with variuos administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative acts, objecting in particular the way by which remediation works have been designed and information on concentration of pollutants have been gathered.

2. Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in

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liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The hearing of the pending appeal was set for March 16, 2007 but was rescheduled to October 27, 2007 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals. On argument, Serfactoring and Syndial requested that the Court of Cassation cancel the suspension and return the case to its original court.
(ii)	Breach of a preliminary agreement for the purchase of an industrial area in Ravenna. In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damage for approximately euro 46 million, of which euro 3 million are compensatory damage and euro 43 million are for loss of income. With a sentence of October 11, 2005, the Court rejected ICR’s request and ordered that ICR pay all proceeding expenses. ICR filed a claim against this decision, reducing its original claim to euro 8 million. A final decision is pending.

3. Antitrust, EU Proceedings, Actions of the Italian Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SPA

(i)	Abuse of dominant position of Snam verified by the AGCM. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Inquiry of the AGCM on jet fuel. With a decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets.
On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding.
(iii)	Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to

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activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information..
(iv)	Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America - Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.
(v)	Inquiry started by the AGCM concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter as the inquiry of the Antitrust Authority. The Authority for Electricity and Gas closed its inquiry by signalling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. After, Eni presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 6, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without recognizing any charge to Eni and imposing any fine whatsoever. Eni is committed to perform a gas release amounting to 4 billion cubic meters in a two-year period, starting on October 1, 2007.
(vi)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.
Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium.
(vii)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behaviour pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended.
(viii)	Inquiry of the AGCM in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004.With decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004.

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POLIMERI EUROPA SPA AND SYNDIAL SPA
Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information from those two companies and to their parent company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position. Eni and its subsidiaries are waiting for a decision on part of the European Commission.
EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. On July 2005, Syndial signed a settlement agreement for the civil class action which entails the payment of approximately $3.2 million, approved by the federal court. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005, the European Commission dropped the charges in relation to SSBR. Investigations regarding BR, SBR and EPDM led to the notification of relevant charges. A hearing took place before the European Commission. On July 26, 2006, the European Commission notified the dismissal of the EPDM matter to Eni. Regarding the other two products BR and SBR, on November 29, 2006, the Commission fined a number of European operators, among which Eni, an amount of euro 519 million based on the charge of having established a trust in the field of synthetic rubber production. Eni and its subsidiary Polimeri Europa were fined by an overall amount of euro 272.25 million. Eni and its subsidiary are preparing an appeal against this decision claiming in particular the existence of the infringing behavior and the amount of the fine, and the fact that Eni is accountable for the behavior of its subsidiaries.
With regard to NBR, an inquiry is underway in Europe and the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to CR, as part of an investigation carried out in the U.S., Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of $9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliated companies. On June 27, 2005 the plea agreement was approved. As regards CR, the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay $5 million.
Eni recorded a provision for these matters.

3.2 Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006.
For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation.
Eni presented an articulated and documented memoranda to claim the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni behavior with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.
Eni plans to pay the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981and to appeal Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardia requesting the Tribunal: (i) for the first thermal year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; (ii) for the second thermal year, to annul the fine. Eni accrued a provision for this proceeding.

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STOCCAGGI GAS ITALIA SPA
Tariffs. With Decision No. 26 of February 27, 2002, the Italian Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period from April 1, 2002 to March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on January 6, 2006.

DISTRIBUDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina ("Enargas"). The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. On April 28, 2006, the Company filed a formal request for examining the documents used as evidence of the alleged violation.

4. Tax Proceedings

ENI SPA
With a decree dated December 6, 2000, the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action expires on July 16, 2007.
With a formal assessment presented by the Municipality of Pineto (Teramo), Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine for lacking payment and tax declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reasons opposed by Eni. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million. Eni filed a claim against this request.

SNAM RETE GAS SPA
Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e., pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order

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to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003, the Sicilia Region filed an appeal with the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax. The Italian Government was ordered to conform within two months from receipt of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid to the Sicilia Region in April 2002. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million), the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the cashed amounts and accrued interest to Snam Rete Gas. The Sicilia Region presented recourse against said decision before the Regional Tax Commission at Palermo on April 15, 2005. The relevant hearing was held on April 5, 2006. On January 17, 2007, decisions were filed pertaining to four out of seven recourses presented by the Sicilia Region; each of said recourses corresponds to an installment of the tax paid by Snam Rete Gas. Said decisions rejected the recourses presented by the Sicilia Region. Snam Rete Gas expects similar developments with regard to residual recourses.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a provision for this matter.

5. Settled Proceedings

RAFFINERIA DI GELA SPA
With a sentence released in July 2006, the Court of Gela ascertained that certain alleged crimes pertaining to the emissions of the refinery had become extinct due to the statute of limitations. In relation to such alleged crimes, the Court of Gela summoned the legal representatives of the company for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others acted as plaintiff in this proceeding, requesting the payment of compensatory damages for a total of euro 878 million.

SYNDIAL SPA
Personal cautionary measures against some employees of the Priolo plant issued by the Court of Siracusa concerning illicit management relating to waste activities. On January 16, 2003, the Court of Siracusa issued personal cautionary measures against several employees of the Priolo plant owned by EniChem SpA and Polimeri Europa SpA, within judicial investigations pertaining to an illicit management relating to the production, disposal and treatment of liquid and solid waste materials resulting in an illicit income from the savings arising from the non compliance with rules regulating waste activities. Polimeri Europa and EniChem acted as plaintiffs. Findings of the preliminary investigations were notified to involved persons, confirming accusations. During the

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preliminary investigations, traces of mercury were found in the sea. The public prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the prosecutor, mercury was spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 1950s was contributed in-kind to Syndial in 1989 when the Enimont joint venture was formed. It was therefore proved that Eni’s employees held no responsibility for the crimes of which they were charged. On March 15, 2006, the judge for preliminary investigations decided the dismissal of the case against Syndial employees, accepting the request made by the prosecutor.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting there from. Defendants included certain employees of Eni which have managed the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the state attorney on behalf of the Ministry of Environment and the Council of Ministers, five public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Venice Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of Final Instance, before which plaintiffs appealed the decision of the Venice Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the 1980s and consequently Eni and its employees could not be deemed responsible. In January 2006, Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from recourse to the Court of Final Instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

ENI DACIÓN
In August 2005, the internal revenue service of Venezuela served four formal assessment on income taxes to Eni Dación BV for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular, it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006, the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

Other risks and commitments
In order to meet the medium and long-term demand of natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Specifically, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.

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Despite the fact that an increasing portion of natural gas volumes purchased under such contracts has been sold outside Italy, management believes that in the long term, unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicy announced plans for the construction of new supply infrastructure, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fullfilment of Eni's obligations in connection with its take-or-pay supply contracts.
Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 4,911 million (euro 5,052 million at December 31, 2005).
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between The Netherlands and Venezuela (the "Treaty"). Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets amounting to $829 million (equal to euro 629 million based on the EUR/US$ exchange rate as of December 31, 2006) which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and 2006, oil production from the Daciòn field averaged approximately 60 kbbl/d and booked reserves at December 31, 2005 amounted to 175 million of barrels.
A guarantee for euro 253 million to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni Petroleum Co Inc’s interest 100%) for the regasification contract entered into on August 1, 2005. This guarantee is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009.
Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that not exceed a twenty years length and it is granted by the Ministry of Productive Activities to subjects that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, it is provided a compensation, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for

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distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum lenght of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, it is generally provided the uncharged devolution of non-removable assets.

Environmental regulations
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2006.

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26 Revenues
The following is a summary of the main components of "Revenues". More information about changes in revenues is included in the "Financial review" of the "Report of the Directors".
Net sales from operations are as follows:

(million euro)	2005	2006

Net sales from operations	73,679	85,957
Change in contract work in progress	49	148
	73,728	86,105

Net sales from operations are net of the following items:

(million euro)	2005	2006

Excise tax	14,140	13,762
Exchanges of oil sales (excluding excise tax)	2,487	2,750
Exchanges of other products	108	127
Sales to service station managers for sales billed to holders of credit card	1,326	1,453
Services billed to joint venture partners	1,331	1,385
	19,392	19,477

Net sales from operations by industry segment and geographic area of destination are presented in Note 32 - Information by industry segment and geographic financial information.

Other income and revenues
Other income and revenues are as follows:

(million euro)	2005	2006

Gains from sale of assets	71	100
Lease and rental income	102	98
Contract penalties and other trade revenues	114	61
Compensation for damages	89	40
Other proceeds (*)	422	484
	798	783

(*)	Each individual amount included herein does not exceed euro 25 million.

27 Operating expenses
The following is a summary of the main components of "Operating expenses". More information about changes in operating expenses is included in the "Financial review" of the "Report of the Directors".

Purchases, services and other
Purchases, services and other include the following:

(million euro)	2005	2006

Production costs - raw, ancillary and consumable materials and goods	35,318	44,661
Production costs - services	9,405	10,015
Operating leases and other	1,929	1,903
Net provisions for contingencies	1,643	767
Other expenses	1,100	1,089
	49,395	58,435
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(704)	(809)
- capitalized direct costs associated with self-constructed assets - intangible assets	(124)	(136)
	48,567	57,490

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Production costs - services brokerage include fees for euro 39 million (euro 24 million at 2005).
Costs for research and development that do not meet the requirements to be capitalized amount to euro 219 million (euro 202 million in 2005).

Operating leases and other for euro 1,903 million (euro 1,929 million at December 31, 2005) include operating leases for euro 860 million (euro 777 million at December 31, 2005) and royalties on hydrocarbons extracted for euro 823 million (euro 965 million in 2005). Future minimum lease payments expected to be received under non-cancellable operating leases are as follows:

(million euro)	2006

To be paid:
whithin 1 year	594
between 2 and 5 years	1.474
beyond 5 years	762
2,830

Operating leases at December 31, 2006 primarily concern time charter and long-term rentals, lands, service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions following operating leases imposed to Eni for dividend distribution, availability of assets and possibility to get into additional debt.

Provisions for contingencies are net of deductions not corresponding to cash expenditures of euro 767 million (euro 1,643 million at December 31, 2005) and concern in particular provisions for environmental risks for euro 248 million (euro 515 million in the 2005), provisions for contract penalties and disputes for euro 149 million (euro 336 million in the 2005), provisions for onerous contracts for euro 55 million (euro 71 million at December 31, 2005) and provisions for prize promotion for euro 44 million (euro 50 million at December 31, 2005). More information is included in Note 20 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	2005	2006

Wages and salaries	2,484	2,630
Social security contributions	662	691
Cost related to defined benefits plans and defined contributions plans	126	230
Other costs	255	305
	3,527	3,856
less:
- capitalized direct costs associated with self-constructed assets – tangible assets	(143)	(161)
- capitalized direct costs associated with self-constructed assets – intangible assets	(33)	(45)
	3,351	3,650

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Costs related to defined benefits plans are described in Note 21 - Provisions for employee benefits.
The average number of employees of the companies included in the scope of consolidation by type was as follows:

2005	2006

Senior managers	1,754	1,676
Junior managers	10,747	11,142
Employees	34,457	34,671
Workers	24,345	25,426
	71,303	72,915

The average number of employees is calculated as half of the total of the number of employees at the beginning and end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Stock compensation

STOCK GRANT
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code7, linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and at the same increasing time their contribution to the management of the Company, Eni offers its own shares for purchase through its buy-back program (treasury shares) for no consideration to those managers of Eni who have achieved corporate and individual objectives. Assignments vest within 45 days after the end of the third year from the date of the offer.
At December 31, 2006, 1,873,600 of ordinary shares with a nominal value of euro 1 per share are outstanding and concern the 2003 stock grant plan for a total of 2,500 shares with a fair value of euro 11.20 per share, the 2004 stock grant plan for a total of 798,700 shares with a fair value of euro 14.57 per share and the 2005 stock grant plan for a total of 1,072,400 shares with a fair value of euro 20.08 per share.
Changes in the 2003, 2004 and 2005 stock grant plans consist of the following (regarding stock grants, no exercise prices are provided for):

2005	2006

(euro)	Number of shares	Market price (a)	Number of shares	Market price (a)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460
New rights granted	1,303,400	21.336
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding as of December 31	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

STOCK OPTION
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code8 that hold significant positions of managerial responsibility or that are considered strategic managers for the Group, Eni approved stock compensation plans that provide the assignment for no consideration of purchase rights of Eni treasury shares (options).

(7)	Does not include listed subsidiaries, which have their own stock grant plans.
(8)	Does not include listed subsidiaries, which have their own stock grant plans.

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2002-2004 AND 2005 PLANS
Stock options provides the right for the purchase of treasury shares with a 1 to 1 ratio after the end of the third year from the date ofthe grant (vesting period) and for a maximum period of five years, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment or (starting from 2003), if greater, as the average cost of treasury shares registered in the day preceding assignment.

2006-2008 PLAN
The 2006-2008 stock option plan introduces a performance condition for the exercise of the options. At the end of each three-year period (vesting period) from the assignment, the Board of Directors will determine a number of exercisable options, at a rate included between 0 and 100, in relation to the Total Shareholders’ Return (TSR) of Eni’s share compared to the TSR of the six largest international oil companies for capitalization. Options can be exercised after three years from the date of the grant (vesting period) and for a maximum period of three years, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment (strike price).
The arithmetic average of such prices, weighted with the number of shares assigned, amounts to euro 23.119 per share.

At December 31, 2006, 15,290,400 options were offered for the purchase of 15,290,400 ordinary shares at a nominal value of euro 1 of Eni SpA. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an exercise price of euro 23.119 euro per share.
At December 31, 2006 the weighted-average remaining contractual life of the options outstanding at December 2002, 2003, 2004, 2005 and 2006 is 3 years and 7 months, 4 years and 7 months, 5 years and 7 months, 6 years and 7 months and 5 years and 7 months, respectively.
Changes of stock option plans in 2005 and 2006 consist of the following:

2005	2006

(euro)	Number of shares	Weighted average exercise price	Market price (a)	Number of shares	Weighted average exercise price	Market price (a)

Options as of January 1	11,789,000	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; (iii) the date in which the unilateral termination of employment for rights was cancelled, weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2002, 2003, 2004, 2005 and 2006 was euro 5.39, euro 1.50, euro 2.01, euro 3.33 respectively, and the weighted average of euro 2.89 per share was calculated applying the following assumptions:

		2002	2003	2004	2005	2006

Risk-free interest rate	(%)	3.5	3.2	3.2	2.5	4.0
Expected life	(year)	8	8	8	8	6
Expected volatility	(%)	43	22	19	21	17
Expected dividends	(%)	4.5	5.4	4.5	4.0	5.3

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Compensation of key management personnel
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive officers, general managers and manager with strategic responsibility (key management personnel) amount to euro 15 and euro 23 million for 2005 and 2006, respectively, and consist of the following:

(million euro)	2005	2006

Wages and salaries	11	16
Post-employment benefits	1	1
Other long term benefits		3
Indemnities due upon termination of employment	1
Stock grant/option	2	3
	15	23

Compensation of Directors, Statutory Auditors and General Managers
Compensation of Directors, Statutory Auditors and General Managers amount to euro 19.2 million and euro 8.7 million in 2005 and 2006, respectively. Compensation of Statutory Auditors amount to euro 0.785 and euro 0.686 million in 2005 and 2006, respectively. Compensation of Directors, Statutory Auditors and General Managers include emoluments and all other retributive and social security compensations due for the function of manager or statutory auditor assumed by Eni SpA or byother companies included in the scope of consolidation, that are a cost for Eni.

Depreciation, amortization and impairments
Depreciation, amortization and impairments consist of the following:

(million euro)	2005	2006

Depreciation and amortization:
- tangible assets	4,576	4,821
- intangible assets	936	1,335
	5,512	6,156
Impairments:
- tangible assets	264	231
- intangible assets	8	54
	272	285
less:
- direct costs associated with self-constructed assets		(17)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)	(1)
	5,781	6,421

28 Financial income (expense)
Financial income (expense) consists of the following:

(million euro)	2005	2006

Income (expense) on derivatives	(386)	383
Net income from financial receivables	95	119
Financial expense capitalized	159	116
Net interest due to banks	(38)	79
Net income from securities	36	51
Interest on tax credits	17	17
Financial expense due to passage of time (1)	(109)	(116)
Exchange differences, net	169	(152)
Interest and other financial expense on ordinary bonds	(265)	(247)
Other financial expense, net	(44)	(89)
	(366)	161

(1)	The item concerns the increase in provisions for contingencies that are indicated at an actualized value in non-current liabilities.

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Income (expense) on derivatives consist of the following:

(million euro)	2005	2006

Derivatives on exchange rate	(85)	313
Derivatives on interest rate	(138)	61
Derivatives on commodities	(163)	9
	(386)	383

The increase in income (expense) from derivatives of euro 769 million is primarily due to the application of IAS 39 which requires for Eni that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. In addition, the decrease in net exchange differences of euro 321 million is primarily due to the application of IAS 39, due to the fact that the effect of the translation at period end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period end of the commitments for derivatives contracts.

29 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	2005	2006

Gains from investments accounted for using the equity method	770	887
Losses from investments accounted for using the equity method	(33)	(36)
Provisions for losses		(56)
	737	795

More information about gains and losses from investments accounted for using the equity method is presented in Note 11 - Investments.

Other income (expense) from investments
Other income (expense) from investments consists of the following:

(million euro)	2005	2006

Dividends	33	98
Gains on disposals	179	25
Losses on disposals	(8)	(7)
Other income (expense), net	(27)	(8)
	177	108

Dividends of euro 98 million primarily concern Nigeria LNG Ltd (euro 56 million).
Gains on disposals of euro 25 million primarily concern the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million). Gains on disposals relating to the year 2005 of euro 179 million concern the sale of 100% of the share capital of Italiana Petroli SpA (euro 132 million).

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30 Income tax expense
Income tax expense consists of the following:

(million euro)	2005	2006

Current taxes:
- Italian subsidiaries	1,872	2,007
- foreign subsidiaries of the Exploration & Production segment	5,116	6,740
- foreign subsidiaries	373	529
	7,361	9,276
Less:
- tax credits on dividend distributions not offset with current tax payment	(34)
	7,327	9,276
Net deferred taxes:
- Italian subsidiaries	334	230
- foreign subsidiaries of the Exploration & Production segment	464	1,095
- foreign subsidiaries	3	(33)
	801	1,292
	8,128	10,568

Current taxes of the year relate to Italian companies for euro 2,007 million and concern Ires for euro 1,570 and Irap for euro 374 million and foreign taxes for euro 63 million.
The effective tax rate was 51.8% (46.8% in 2005) compared with a statutory tax rate of 37.9% calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(%)	2005	2006

Statutory tax rate	38.1	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	8.8	13.6
- permanent differences	0.8	0.2
- other	(0.9)	0.1
	8.7	13.9
	46.8	51.8

The increase of the tax rate for foreign subsidiaries of 4.8% essentially concerns the Eploration & Production segment (4.5%) and includes the effects deriving from the application of the windfall tax introduced by the Algerian government with effect starting from August 1, 2006 (1.6%), a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea productions with effect starting from January 1, 2006 (1.0%) and the increase and the different allocation by country of profit before income taxes (1.9%).
Permanent differences in 2006 mainly concern the nondeductibility from taxable income of costs relating to actions of the Italian Antitrust Authority (0.4%).
Permanent differences in 2005 mainly concern the nondeductibility from taxable income of the addition in provisions for contingencies following the fine imposed on February 15, 2006 by the Italian Antitrust Authority to Eni SpA (0.6%).

31 Earnings per share
Basic earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.
The number of shares outstanding used for the calculation of the basic earnings per share was 3,758,519,603 and 3,698,201,896 in 2005 and 2006, respectively.
Diluted earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares, including shares that could be issued potentially.
At December 31, 2005 and December 31, 2006, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plans. The number of shares outstanding used for the calculation of the diluted earnings per share was 3,763,375,140 and 3,701,262,557 in 2005 and 2006, respectively.

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Reconciliation of the average number of shares outstanding used for the calculation of the basic and diluted earning per share is as follows:

(million euro)	2005	2006

Average number of shares used for the calculation of the basic earnings per share		3,758,519,603	3,698,201,896
Number of potential shares following stock grant plans		2,268,265	1,070,676
Number of potential shares following stock options plans		2,587,272	1,989,985
Average number of shares used for the calculation of the diluted earnings per share		3,763,375,140	3,701,262,557
Eni’s net profit	(million euro)	8,788	9,217
Basic earning per share	(euro per share)	2.34	2.49
Diluted earning per share	(euro per share)	2.34	2.49

32 Information by industry segment and geographic financial information

Information by industry segment1

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Elimination	Total

2005
Net sales from operations (a)	22,531	22,969	33,732	6,255	5,733	863	1,239
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(546)	(1,015)
Net sales to customers	7,770	22,397	32,640	5,572	4,808	317	224		73,728
Operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	284	107		1,643
Depreciation, amortization and writedowns	4,101	685	467	147	180	91	114	(4)	5,781
Effects of investments accounted for using the equity method	14	359	221	3	140				737
Identifiable assets (b)	29,010	21,928	11,787	2,905	5,248	438	1,523	(534)	72,305
Investments accounted for using the equity method	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,785	5,097	4,542	702	3,204	2,070	2,131		24,531
Capital expenditures	4,965	1,152	656	112	349	48	132		7,414
2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Effects of investments accounted for using the equity method	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Investments accounted for using the equity method	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833

(1)	Operating profit (loss) by industry segment for the 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.
(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

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Intersegment sales are conducted on an arm’s length basis.

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Africa	Americas	Asia	Other areas	Total

2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414
2006
Identifiable assets (a)	37,339	10,037	3,200	14,190	6,341	2,987	532	74,626
Capital expenditures	2,529	713	436	2,419	1,032	572	132	7,833

(a)	Includes assets directly related to the generation of operating profit.

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	2005	2006

Italy	32,846	36,343
Other European Union	19,601	23,949
Rest of Europe	5,123	6,975
Americas	6,103	6,250
Asia	4,399	5,595
Africa	5,259	5,949
Other areas	397	1,044
	73,728	86,105

33 Transactions with related parties
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.
The following is a description of trade and financing transactions with related parties.

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Trade and other transactions
Trade and other transactions in the 2005 consisted of the following:

(million euro)	31.12.2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellshaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler Und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Gas BV	16	149			47
Eni Oil Co Ltd		84			50
Fox Energy SpA	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprises Ltd			55
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Energia Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	101	86	112	69	157	147	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Alitalia	20					276
Enel	187	5		12	10	1,180	333
Other (*)	20	19			57	103	12
	227	24		12	67	1,559	345
	873	1,164	5,485	856	2,573	3,606	929

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Trade and other transactions in 2006 consisted of the following:

(million euro)	31.12.2006	2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler Und Gilg & Schweiger GmbH	11					113
Cam Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Gas BV	28	90		7	72	8	2
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
Rpco Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Government
Alitalia	12					354
Enel	162	42		47	33	1,068	383
Other state holding entities (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Engineering, construction and maintenance services are acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and euro 13 million in 2005 and 2006, respectively.
Most significant transactions concern:

  provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Agip Kazakhstan North Caspian Operating Co NV and with Karachaganak Petroleum Operating Co BV the provision of services by the Oilfield Services Construction and Engineering segment of Eni;
  transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees;
  transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
  supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Fox Energy SpA, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s lenght basis;
  acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main oil products;
  acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG;
  guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
  sale of natural gas with Gasversorgung Süddeutschland GmbH e Toscana Gas Clienti SpA;
  guarantees given on behalf of Mangrove Gas Netherlands BV, RPCO Enterprises Ltd, Charville - Consultores e Serviços and Eni Timor Leste SpA relating to bid bonds and performance bonds;
  sale and acquisition of natural gas outside Italy with Promgas SpA;
  acquisition of refining services from Raffineria di Milazzo ScpA on the basis of compensations related to incurred costs;
  acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed;
  sale and acquisition of natural gas and performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
  sale of oil products with Alitalia;
  sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity with Enel.

Financing transactions
Financing transactions in 2005 are as follows:

(million euro)	31.12.2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated subsidiaries
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Financing transactions in 2006 are as follows:

(million euro)	31.12.2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323		6
Trans Austria Gasleitung GmbH	41
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated subsidiaries
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	19

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2006 included:

  bank debt guarantee given on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
  bank debt guarantee given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
  the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and financial flows consists of the following:

31.12.2005	31.12.2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,902	1,344	7.51	18,799	1,031	5.48
Other current assets	369			855	4	0.47
Other non-current financial assets	1,050	258	24.57	805	1,027	5.46
Current financial liabilities	4,612	152	3.30	3,400	92	2.71
Trade and other payables	13,095	1,164	8.89	15,995	961	6.01
Other current liabilities				1,052	4	0.63
Long-term debt and current portion of long-term debt	8,386	18	0.21	8,299	17	0.20
Other non-current liabilities	897			418	56	13.40

Contents

The impact of transactions with related parties on the profit and loss accounts consists of the following:

2005	2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	73,728	4,535	6.15	86,105	3,974	4.62
Purchases, services and other	48,567	3,429	7.06	57,490	2,720	4.73
Financial income	3,131	72	2.30	4,132	58	1.40
Financial expense	3,497	28	0.80	3,971	18	0.45

Transactions with related parties concern the ordinary course of Eni’s business and are mainly conducted on an arm’s length basis.

(million euro)	2005	2006

Revenues and other income	4,535	3,974
Costs and other expenses	(3,429)	(2,720)
Net change in trade and other receivables and liabilities	(221)	162
Dividends and net interests	345	790
Net cash provided from operating activities	1,230	2,206
Capital expenditures in tangible and intangible assets	(474)	(733)
Investments	(30)	(20)
Change in accounts payable in relation to investments	342	(276)
Change in financial receivables	2	343
Net cash used in investing activities	(160)	(686)
Change in financial liabilities	23	(57)
Net cash used in financing activities	23	(57)
Total financial flows to related parties	1,093	1,463

The impact of transactions with related parties on the profit and loss accounts consists of the following:

2005	2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	14,936	1,230	8.24	17,001	2,206	12.98
Cash used in investing activities	(6,815)	(160)	2.35	(7,051)	(686)	9.73
Cash used in financing activities	(7,824)	23	..	(7,097)	(57)	0.80

Contents

34 Significant non recurring events and operations
Non recurring charges consist of the following:

(million euro)	2005	2006

Italian Antitrust fine	(290)	(184)
Italian Authority for Electricity and Gas fine		(55)
	(290)	(239)

The Italian Antitrust fine of 2006 consists of: (i) a fine imposed by the Italian Antitrust Authority following the proceeding on supplies of jet fuel (euro 109 million); (ii) inquiries concerning alleged anti-competitive agreements in the area of elastomers (euro 75 million). The fine imposed by the Authority for Electricity and Gas concerns an inquiry relating to the use of storage capacity in thermal year 2005-2006 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million). The antitrust fine of the 2005 concerns a fine imposed by the Italian Antitrust Authority relating to an abuse of dominant position following the behaviors of Trans Tunisian Pipeline Co Ltd (TTPC). More information is included in Note 25 - Guarantees, commitments and risks - Legal proceedings - Antitrust - TTPC.

35 Positions or transactions deriving from atypical and/or unusual operations
In 2005 and in 2006 no positions or transactions deriving from atypical and/or unusual operations were reported.

Contents

36 Adjustment of the Consolidated Financial Statements to U.S. GAAP
As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The Annual Report (Form 20-F) includes the adjustment of the Consolidated Financial Statements to U.S. GAAP. The following information is necessary to reconcile the Italian consolidated annual report for 2006 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s Financial Statements at December 31, 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS)9 adopted by the European Commission, which differ in certain aspects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes.

A) CONSOLIDATION POLICY
Eni’s consolidation policy is described under "Principles of consolidation" of the Notes to the Consolidated Financial Statements. In particular, under IFRS, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.
Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Under U.S. GAAP, Saipem SpA and its subsidiaries are excluded from consolidation and are accounted for under the equity method. Under IFRS, Eni exercises control of Saipem SpA also without holding the majority of voting rights (43.54%) exercisable in shareholders' meetings. During 2006 Saipem Projects SpA (100% Saipem SpA) acquired from Eni SpA 100% of Snamprogetti SpA that, as a result, has been excluded from consolidation; for U.S. GAAP purposes the gain on this sale was recognized in profit and loss account.

B) EXPLORATION & PRODUCTION ACTIVITIES

Exploration
Consistent with IFRS, the international specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e., expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits, are capitalized and amortized over the expected period of benefit.
Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as "incomplete wells and other" until it is determined if commercial quantities of reserves have been discovered ("successful efforts method"). After completion of drilling and evaluation of the well, the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.
Under IFRS, costs of unsuccessful development wells are expensed immediately as loss on disposal. Costs of successful development wells are capitalized and amortized using unit-of-production method.
Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized using the unit-of-production method.

C) VALUATION OF ASSETS AND SUBSEQUENT REVALUATION
Both IFRS and U.S. GAAP require that recoverability of carrying value of tangible and intangible assets with a definite useful life is checked using similar criteria, with the exception of the following aspects.
Under IFRS, in order to determine whether an impairment exists, the book value of an asset is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use which is calculated by

(9)	There are no relevant differences between the accounting principles approved by the European Commission and the ones issued by IASB.

Contents

discounting estimated cash flows arising from the use of the asset and its sale at the end of its useful life. Impairment losses of assets different from goodwill are reversed when the situation giving rise to an impairment ceases to exist.
Under U.S. GAAP, the recoverability of the value of an asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its disposal at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment losses are not permitted.
D) DEFERRED TAX ASSETS AND LIABILITIES
Under IFRS, taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned.
Under U.S. GAAP, deferred tax liabilities are recognized regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP does not require the accrual of deferred taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.
The adjustment included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concerns the recognition of deferred taxes on shareholders’ equity regardless of its expected distribution and it is measured taking into account the exception provided for foreign subsidiaries. This adjustment includes also deferred tax assets and liabilities on other adjustments to U.S. GAAP.

E) INTANGIBLE ASSETS
Under U.S. GAAP, intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations arising from legal or contractual rights regardless of their ability to be transferred and of other assets owned by the entity that can be transferred individually or together with other assets and liabilities. If such intangible assets have definite lives they are amortized by the straight line method over their useful lives.
IFRS are consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni has decided not to restate business combinations, the value of the intangible assets described is recorded in the item "Goodwill".
Both under U.S. GAAP and IFRS, goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed. Such accounting principles have been adopted starting from January 1, 2002 for U.S. GAAP and January 1, 2004 for IFRS. The adjustments for the reconciliation of the shareholders equity included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concern the reversal of the amortization of goodwill for the years 2002 and 2003.

F) INVENTORIES
Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.
Under IFRS the LIFO method is not permitted.

G) PROVISIONS FOR EMPLOYEE BENEFITS
Both under U.S. GAAP and IFRS liabilities related to defined benefit plans and long-term employee benefits are determined by adopting actuarial assumptions. The application of the corridor approach is allowed. Under the corridor approach the actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets.
Under IFRS, following the application of the corridor approach, the liability for employee benefits is recognised in the caption "Provisions for employee benefits" and excludes actuarial incomes and losses not charged to the profit and loss account. Plan assets are measured on the basis of their expected return.
Under U.S. GAAP plan assets are measured on the basis of their effective return. The actuarial liability recognized in the balance sheet includes the total amount of incomes and losses deriving from changes in actuarial assumptions; changes of liabilities relating to actuarial incomes and losses not accounted in the profit and loss account are recognized, net of the related deferred tax effect with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income".10 In the following periods, the actuarial incomes and losses "suspended" in other comprehensive income are recognised in the profit and loss account according to the corridor method.

(10)	The difference between IFRS and US Gaap takes into consideration the adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158); the effects of the adoption of SFAS 158 are described in the paragraph “Changes in accounting principles”.

Contents

37 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP
The following is a summary of the significant adjustments to net profit of 2004, 2005 and 2006 and to shareholders’ equity as of December 31, 2005 and as of December 31, 2006 that would be required if U.S. GAAP had been applied instead of IFRS in the Consolidated Financial Statements.

(million euro)	2004	2005	2006

Net profit pertaining to Eni according to the Financial Statements prepared under IFRS	7,059	8,788	9,217
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	(1)		(1)
B. successful-efforts accounting	(82)	47	359
C. elimination of assets impairments and revaluations	5		36
D. deferred income taxes	(21)	(279)	(120)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)	(5)
F. valuation of inventories	(316)	(956)	267
Gain on disposal of SnamProgetti SpA to Saipem Projects SpA			252
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12	1
Other adjustments	(280)	(3)	(4)
Effect of U.S. GAAP adjustments on minority interest (a)	8	(21)	3
Net adjustment	(658)	(1,205)	788
Net profit in accordance with U.S. GAAP	6,401	7,583	10,005
Basic profit per share (b)	1.70	2.02	2.71
Diluted profit per share (b)	1.70	2.01	2.70
Basic profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41
Diluted profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	31.12.2005	31.12.2006

Shareholders’ equity pertaining to Eni according to the Financial Statements prepared under IFRS	36,868	39,029
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	37	33
B. successful-efforts accounting	2,504	2,672
C. elimination of assets impairments and revaluations	230	311
D. deferred income taxes	(3,415)	(3,495)
E. goodwill	811	786
E. assets associated with the acquisition of a company (portfolio of clients)	(16)	(22)
F. valuation of inventories	(2,036)	(1,769)
G. provisions for employees benefits		(32)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	173	169
Other adjustments		2
Effect of U.S. GAAP adjustments on minority interest (b)	(31)	(28)
Net adjustment	(1,743)	(1,373)
Shareholders’ equity in accordance with U.S. GAAP	35,125	37,656

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Contents

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	31.12.2005	31.12.2006

ASSETS
Current asset
Cash and cash equivalent	1,121	3,685
Other financial assets for trading or available for sale	1,484	970
Trade and other receivables	17,971	18,568
Inventories	1,929	2,721
Current tax assets	575	447
Other current assets	387	887
Total current assets	23,467	27,268
Non-current assets
Property, plant and equipment	43,868	42,924
Other assets		629
Inventories - compulsory stock	1,462	1,273
Intangible assets	5,244	6,057
Investments accounted for using the equity method	4,589	4,305
Other investments	416	353
Other financial assets	1,105	860
Deferred tax assets	1,847	1,145
Other non-current assets receivables	979	992
Total non-current assets	59,510	58,538
TOTAL ASSETS	82,977	85,806
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,916	4,032
Current portion of long-term debt	809	890
Trade and other payables	11,552	13,201
Taxes payable	3,296	2,671
Other current liabilities	648	720
Total current liabilities	21,221	21,514
Non-current liabilities
Long-term debt	7,229	6,646
Provisions for contingencies	7,615	8,553
Provisions for employee benefits	939	937
Deferred tax liabilities	8,370	8,762
Other non-current liabilities	1,015	417
Total non-current liabilities	25,168	25,315
TOTAL LIABILITIES	46,389	46,829
SHAREHOLDERS’ EQUITY
Minority interests	1,463	1,321
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of December 31, 2005)	4,005	4,005
Other reserves	27,753	29,020
Net profit	7,583	10,005
Treasury shares	(4,216)	(5,374)
Eni shareholders’ equity	35,125	37,656
Total shareholders’ equity	36,588	38,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	82,977	85,806

Contents

Property, plant and equipment determined under U.S. GAAP consist of the following:

(million euro)	31.12.2005	31.12.2006

Property, plant and equipment, gross:
- Exploration & Production	47,891	47,852
- Gas & Power	21,514	22,304
- Refining & Marketing	9,059	10,939
- Petrochemicals	3,923	3,940
- Oilfield Services Construction and Engineering	72
- Other activities	1,175	1,105
- Corporate and financial companies	441	321
- Elimination of intra-group profits	(88)	(56)
	83,987	86,405
Accumulated depreciation and amortization:
- Exploration & Production	22,790	24,265
- Gas & Power	7,754	8,204
- Refining & Marketing	5,503	7,111
- Petrochemicals	2,715	2,751
- Oilfield Services Construction and Engineering	56
- Other activities	1,060	1,012
- Corporate and financial companies	245	144
- Elimination of intra-group profits	(4)	(6)
	40,119	43,481
Property, plant and equipment, net:
- Exploration & Production	25,101	23,587
- Gas & Power	13,760	14,100
- Refining & Marketing	3,556	3,828
- Petrochemicals	1,208	1,189
- Oilfield Services Construction and Engineering	16
- Other activities	115	93
- Corporate and financial companies	196	177
- Elimination of intra-group profits	(84)	(50)
	43,868	42,924

Property, plant and equipment by segment as at December 31, 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.
The profit and loss account, Operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2004	2005	2006

Operating profit (loss) by industry segment
Exploration & Production	7,963	12,690	15,784
Gas & Power	3,371	3,237	3,681
Refining & Marketing	811	881	605
Petrochemicals	281	202	216
Oilfield Services Construction and Engineering	(52)	1
Other activities	(406)	(967)	(622)
Corporate and financial companies	(229)	(375)	(296)
Elimination of intra-group profits		(141)	(23)
	11,739	15,528	19,345
Net profit before income taxes	12,324	16,281	20,784

Operating profit (loss) by industry segment for the periods 2004 and 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.

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38 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations (SFAS 143)
Changes in provisions for asset retirement obligations during the year were:

(million euro)	2004	2005	2006

Provision for asset retirement obligations as of January 1	1,950	1,959	2,646
New obligations incurred during the year	193	311	12
Accretion discount	80	106	112
Revisions of previous estimates	40	277	1,229
Spending on existing obligations	(32)	(107)	(112)
Property dispositions	(234)
Foreign currency translation	(36)	110	(101)
Other adjustments	(2)	(10)	(16)
Provision for asset retirement obligations as of December 31	1,959	2,646	3,770

Income taxes in accordance with U.S. GAAP
The following information is presented according to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Domestic and foreign components of pre-tax income were as follows:

(million euro)	2004	2005	2006

Domestic	5,468	4,727	6,190
Foreign	6,856	11,554	14,594
	12,324	16,281	20,784

Income taxes were as follows:

(million euro)	2004	2005	2006

Current	4,470	7,217	9,130
Deferred	1,112	1,116	1,354
	5,582	8,333	10,484

The reconciliation of income taxes calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and a 4.25% rate (Irap - regional income tax) to net value of production, to the income taxes recorded on a U.S. GAAP basis is as follows:

(million euro)	2004	2005	2006

Income before tax in accordance with U.S. GAAP	12,324	16,281	20,784
Italian statutory tax rate (state and local)	38.3	37.9	37.6
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,714	6,176	7,812
Effect of items increasing (decreasing) the Italian statutory tax rate:
- increase (decrease) in tax effect of foreign operations	835	1,946	2,770
- taxes on distributable reserves	446	252	11
- permanent differences	(143)	131	(75)
- revaluation of deferred tax assets	(218)	(52)	(20)
- benefits deriving from the application of favorable tax laws	(8)	(11)	(14)
- other	(44)	(109)
	5,582	8,333	10,484

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NET DEFERRED TAX LIABILITIES
The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	31.12.2005	31.12.2006

Deferred tax liabilities:
- accelerated depreciation	6,006	6,932
- distributable reserves subject to taxes in case of distribution	3,212	3,223
- asset retirement costs	376	724
- successful efforts method accounting	690	522
- excess cost paid for the acquisition of consolidated investments	485	431
- capitalization of interest expense	245	232
- provisions for uncollectible receivables	84	85
- provisions for contingencies	50	47
- gains taxable in the future	34	23
- other (a)	775	805
	11,957	13,024
Deferred tax assets:
- accruals for impairment losses on receivables and contingencies	(1,949)	(2,555)
- revaluation of assets in accordance with Law No. 342/2000 and No. 448/2001	(1,186)	(1,028)
- depreciation and amortization of assets	(904)	(749)
- tax losses carryforwards	(510)	(337)
- impairment losses on assets and inventories	(135)	(120)
- expense on investments	(237)	(67)
- other	(1,062)	(927)
	(5,983)	(5,783)
Less:
- valuation allowance	549	376
	(5,434)	(5,407)
Net deferred tax liabilities	6,523	7,617

The valuation allowance relates to deferred tax assets of euro 376 million (euro 549 million at December 31, 2005) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

TAX LOSS CARRYFORWARDS
The difference in tax losses carryforwards between IFRS and U.S. GAAP relates to the companies which are consolidated under IFRS (see Note 22 - Deferred tax liabilities), but excluded from consolidation according to U.S. GAAP.

Investments
At December 31, 2005 and 2006, investments accounted for under the equity method of euro 4,589 million and euro 4,305 million, respectively, included shares of Saipem SpA, which is listed on the Italian Stock Exchange. The following information includes its fair value:

Number of Eni shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2005
Saipem SpA	189,423,307	43.26	13.79	2,613
December 31, 2006
Saipem SpA	189,423,307	43.54	19.71	3,734

In 2004, 2005 and 2006, Saipem SpA was included in the consolidation under IFRS, while, under U.S. GAAP, it is valued under the equity method. Information about Saipem SpA and its subsidiaries (as indicated in Saipem consolidated financial statements),

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that include SnamProgetti SpA acquired by Saipem in 2006 (see Note 36 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP - A), representing a 100% share of the companies, is as follows:

(million euro)	31.12.2005	31.12.2006

Total assets	5,968	9,531
- current	3,101	6,087
- non current	2,867	3,444
Total liabilities	4,325	7,946
- current	3,633	6,664
- non current	692	1,282

(million euro)	2004	2005	2006

Net sales from operations	4,306	4,528	7,517
Operating profit	328	365	599
Net profit	235	255	384

Concentrations and certain significant estimates
The following information is presented according to Statement of Position 94-6 "Disclosures of Certain Significant Risks and Uncertainties".

NATURE OF OPERATIONS
Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through its Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela), the former Soviet Union countries (mainly Kazakhstan), the United States (Gulf of Mexico and Alaska) and Asia (mainly Saudi Arabia, China, India, Indonesia, Iran and Pakistan). In 2005 approximately 68% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.
Eni owns a storage system, made up by eight depleted fields, which is used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Econstituted by ni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 92% of total purchases are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 4,300 kilometers of international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,800-kilometer long network (corresponding approximately to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the power generation segment. Snam Rete Gas (Eni 50.04%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian Stock Exchange, engages in natural gas transportation activities also for other operators of the segment. Following the merging of Italgas Più, Eni supplies natural gas directly to approximately five million customers in the residential and commercial segment. Through Italgas (Eni 100%), Eni is engaged in domestic distribution of natural gas in Italy through an approximately 48,000-kilometer long network.
Eni is engaged in distribution and sale of natural gas to residential and commercial customers outside Italy, in Argentina through Distribuidora de Gas Cuyana, in Hungary through Tigáz and in Slovenia through Adriaplin.
Legislative Decree No.164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:
- total free market after 2003;

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- until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by January 1, 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by two percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses. In 2006 Eni’s presence in the Italian natural gas market was in accordance with the above limitations;
- tariffs for transport infrastructure, storage, use of LNG terminals and distribution networks are set by the Authority for Electricity and Gas;
- third parties are allowed to access natural gas infrastructure according to set conditions.
Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara industrial sites with installed capacity of 4.5 gigawatts and a production sold of 24.82 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 56% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (28%) and in spot markets (16%). Approximately 58% of the purchased crude oil is refined. 35.9% of oil refined derives from the production of Eni’s Exploration & Production segment.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 23% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

ENGINEERING AND CONSTRUCTION: through Saipem SpA (Eni 43%), a company listed on the ItalianStock Exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries and is a provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2006, 20% of the order backlog related to orders from Eni Group companies.

Accounting for suspended well costs
Effective January 1, 2005 Eni adopted Position FAS 19-1 (FSP 19-1), "Accounting for Suspended Well Costs". FSP 19-1 amended Statement of Financial Accounting Standards No. 19 (FAS 19) "Financial Accounting and Reporting by Oil and Gas Producing Companies". Following adoption of FSP 19-1, Eni temporarily capitalized exploratory drilling costs pending determination of whether the well has found proved reserves if both of the following conditions are met: (a) the well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP 19-1 provided a number of indicators needing to be present to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. The disclosures and discussion below address those suggested in FSP 19-1.

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The following table reflects the net changes in capitalized exploratory well costs during 2006 and 2005:

(million euro)	2005	2006

Capitalized exploratory well costs as at January 1	513	551
Addition pending determination of proved reserves	128	384
Amount previously capitalized expended during the year	(96)	(64)
Reclassification to wells, facilities and equipment based on the determination of proved reserves	(67)	(45)
Property dispositions	(1)	(3)
Foreign exchange changes	74	(71)
Capitalized exploratory well costs as at December 31	551	752

The following table provides an analysis of capitalized exploratory well costs based on the date the drilling was completed:

2005	2006

million euro	No. of Eni’s Net Wells	million euro	No. of Eni’s Net Wells

< 1 year	148	9.35	360	15.54
1 to 3 years	323	24.09	272	13.71
3 to 8 years	80	5.53	120	11.27
	551	38.97	752	40.52

The following table provides capitalized exploratory well costs and the related Eni’s net well divided by category of projects:

2005	2006

million euro	No. of Eni’s Net Wells	million euro	No. of Eni’s Net Wells

Project with wells drilled in the past 12 months	148	9.35	360	15.54
Project with recent or planned exploratory activity	344	21.21	307	15.18
Project with exploration activities already underway or firmly planned:
- future exploration drilling	159	9.37	186	9.79
- other exploratory activities	185	11.84	121	5.39
Project with completed exploratory activity	59	8.41	85	9.80
Project progressing towards commercialization/sanctioning	45	6.22	63	7.00
Project waiting finalization of development facilities	14	2.19	22	2.80
Total/Number of wells at the year end	551	38.97	752	40.52

At the end of 2006 of the euro 752 million of exploratory suspended costs, approximately euro 360 million related to the 15.54 Eni’s net wells for which the drilling was completed in one year or less. Of the remaining euro 392 million, related to the 24.98 Eni’s net wells suspended for more than one year since the completion of drilling, 78% was associated with projects for which exploration activity is still ongoing.

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Changes in accounting principles
As of December 31, 2006, Eni applies SFAS 158 which requires that the provision for employees benefits equals the total actuarial liability and therefore includes the total amount of incomes and losses resulting from changes in actuarial assumptions. Actuarial incomes and losses not accounted in the profit and loss account are recognized, net of the related fiscal effect, with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income". In the following periods, the actuarial profits and losses "suspended" in other comprehensive income are recognized in the profits and loss account according to the corridor method.
The effect of the adoption of SFAS 158 consist in the following:

(million euro)
Net actuarial losses at December 31, 2005	128
Net actuarial losses recognized in profit and loss account	(28)
Change in net actuarial losses	(65)
Change in consolidation	(3)
Net actuarial losses at December 31, 2006	32

Actuarial losses expected to be recognized in profit and loss account during 2007 amount to euro 3 million.

Recent accounting principles
On June 2006, FASB issued Interpretation No. 48 "Accounting for uncertainty in income taxes" (FIN 48) that prescribes criteria for recognition and measurement of entity’s tax benefits ( "tax positions") which present uncertainty regards of being realized. The requirements of FIN 48 prescribes that an entity shall recognize in financial statements defined tax positions only when is considered "more likely than not" that their positive effects will be realized. The value of the tax position that shall be recognized in financial statements is measured at the largest amount of benefit that is greater than 50% likely of being realized.
Eventual differences between tax positions taken in a tax return and amounts recognized in the financial statements represent liabilities to be recognized in balance sheet. FIN 48 is effective starting from January 1, 2007.
On September 2006, FASB issued Statement of Financial Accounting Standard n. 157 "Fair value measurement" (SFAS 157). SFAS 157 establishes a framework that applies when U.S. GAAP require fair value measurements of asset and liabilities. According to SFAS 157, fair value is measured mainly on the assumptions used by market participants rather than entity internal assumptions. The use of entity internal assumptions is allowed only for situations in which there are no information readily available on the market; therefore, in this circumstance, the entity adapts its internal assumptions to those used by market participants. SFAS 157 establishes a fair value "hierarchy" articulated on three level according to the different quality of input used in the measurement. SFAS 157 is effective starting from 2008.
On February 2007, FASB issued Statement of Financial Accounting Standard No. 159 "The Fair Value option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" (SFAS 159). SFAS 159, in order to permit consistent measurement of assets and liabilities connected, reducing volatility of financial results, provides the option to evaluate certain financial and non financial asset and liabilities at fair value (fair value option). The decision of apply fair value option is irrevocable. SFAS 159 is effective starting from 2008.
Eni presently is analyzing the new accounting principles and, at the moment, cannot determine if their adoption will have a significant effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.

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Supplemental oil and gas information (unaudited)
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69 "Disclosures about Oil & Gas Producing Activities". Amounts related to minority interests are not significant.

CAPITALIZED COSTS
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

31.12.2005
Proved mineral interests (a)	9,756	9,321	8,733	8,350	9,463	45,623	435	46,058
Unproved mineral interests	33	197	134	413	1,265	2,042	55	2,097
Support equipment and facilities	253	1,385	272	33	93	2,036	9	2,045
Incomplete wells and other	657	638	728	221	1,895	4,139	53	4,192
Gross Capitalized Costs	10,699	11,541	9,867	9,017	12,716	53,840	552	54,392
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)	(316)	(26,826)
Net Capitalized Costs	3,811	6,428	4,674	4,398	8,019	27,330	236	27,566
31.12.2006
Proved mineral interests (a)	10,780	9,335	8,476	8,790	9,424	46,805	436	47,241
Unproved mineral interests	33	132	385	460	1,106	2,116	35	2,151
Support equipment and facilities	287	1,238	451	33	98	2,107	8	2,115
Incomplete wells and other	655	599	812	300	2,248	4,614	51	4,665
Gross Capitalized Costs	11,755	11,304	10,124	9,583	12,876	55,642	530	56,172
Accumulated depreciation, depletion and amortization	(7,184)	(5,403)	(5,402)	(5,345)	(5,187)	(28,521)	(311)	(28,832)
Net Capitalized Costs	4,571	5,901	4,722	4,238	7,689	27,121	219	27,340

(a)	Includes capitalized costs for wells and facilities related to proved reserves.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

COST INCURRED
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Cost incurred by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

Year ended December 31, 2004
Exploration	64	104	71	66	194	499		499
Development (a)	431	965	881	391	1,407	4,075		4,075
Total costs incurred	495	1,069	952	457	1,601	4,574		4,574
Year ended December 31, 2005
Proved property acquisitions	19		16		99	134		134
Unproved property acquisitions	13		44		99	156		156
Exploration	45	153	75	127	264	664	18	682
Development (a)	644	960	909	528	1,396	4,437	31	4,468
Total costs incurred	721	1,113	1,044	655	1,858	5,391	49	5,440
Year ended December 31, 2006
Proved property acquisitions	139	10				149		149
Unproved property acquisitions					3	3		3
Exploration	128	270	471	174	305	1,348	26	1,374
Development (a)	1,120	893	963	538	1,365	4,879	31	4,910
Total costs incurred	1,387	1,173	1,434	712	1,673	6,379	57	6,436

(a)	Includes for assets retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations" euro 233 million of costs capitalized during 2004, euro 588 million for 2005 and euro 1,241 million for 2006.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

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RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Results of operations from oil and gas producing activities by geographical area consist af the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

Year ended December 31, 2004
Revenues
Sales to consolidated entities	2,633	1,868	2,762	2,083	508	9,854		9,854
Sales to third parties	148	1,364	306	709	2,086	4,613		4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467		14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)		(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)		(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)		(423)
D.D. & A. and Provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)		(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)		(793)
Accretion discount (SFAS 143)	(37)	(5)	(17)	(15)	(6)	(80)		(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932		7,932
Income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)		(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108		4,108
Year ended December 31, 2005
Revenues
Sales to consolidated entities	3,133	2,813	4,252	2,707	828	13,733		13,733
Sales to third parties	161	2,579	394	889	2,883	6,906	106	7,012
Total revenues	3,294	5,392	4,646	3,596	3,711	20,639	106	20,745
Operations costs	(261)	(390)	(363)	(417)	(338)	(1,769)	(16)	(1,785)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)	(3)	(993)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)	(30)	(465)
D.D. & A. and Provision for abandonment (a)	(512)	(711)	(632)	(710)	(1,007)	(3,572)	(58)	(3,630)
Other income and (expenses)	(205)	(400)	(176)	55	(251)	(977)	7	(970)
Accretion discount (SFAS 143)	(45)	(9)	(15)	(31)	(6)	(106)		(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790	6	12,796
Income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)	(19)	(6,762)
Total results of operations from E&P activities	1,320	1,528	1,091	967	1,141	6,047	(13)	6,034
Year ended December 31, 2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	973	16,871		16,871
Sales to third parties	184	3012	967	983	2,594	7,740	120	7,860
Total revenues	3,785	7,197	5,784	4,278	3,567	24,611	120	24,731
Operations costs	(249)	(496)	(475)	(481)	(338)	(2,039)	(18)	(2,057)
Production taxes	(181)	(95)	(475)		(82)	(833)	(3)	(836)
Exploration expenses	(70)	(101)	(90)	(100)	(193)	(554)	(9)	(563)
D.D. & A. and Provision for abandonment (a)	(454)	(869)	(778)	(755)	(1,015)	(3,871)	(42)	(3,913)
Other income and (expenses)	(287)	(569)	(195)	44	(343)	(1,350)	7	(1,343)
Accretion discount (SFAS 143)	(34)	(12)	(12)	(40)	(14)	(112)		(112)
Pretax income from producing activities	2,510	5,055	3,759	2,946	1,582	15,852	55	15,907
Income taxes	(928)	(2,979)	(2,094)	(1,821)	(600)	(8,422)	(31)	(8,453)
Results of operations from E&P activities	1,582	2,076	1,665	1,125	982	7,430	24	7,454

(a)	Includes assets impairments amounting for euro 300 million for 2004, euro 147 million for 2005 and euro 134 million for 2006.
(b)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

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OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.
Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2003, 2004, 2005 and 2006 are based on data prepared by Eni. Since 1991, Eni has requested qualified independent oil engineering companies carry out an independent evaluation11 of its proved reserves on a rotational basis. In particular a total of 1.4 billion boe of proved reserves, or about 21% of Eni’s total proved reserves at December 31, 2006, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2004-2006 three-year period, 76% of Eni’s total proved reserves were subject to independent evaluations.
Eni operates under Production Sharing Agreements, (PSAs), in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 51%, 48% and 53% of total proved reserves as of year-end 2004, 2005 and 2006, respectively, on an oil-equivalent basis.
A similar scheme to PSAs applies to Service and "Buy-Back" contracts; proved reserves associated with such contracts represented 3%, 2% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2004, 2005 and 2006, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS No. 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.4%, 1.7% and 1.1% of total proved reserves as of year-end 2004, 2005 and 2006 respectively, on an oil-equivalent basis; (ii) natural gas volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes by geographical area in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2004, 2005 and 2006.

(11)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

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CRUDE OIL (INCLUDING CONDENSATES AND NATURAL GAS LIQUIDS)

(million barrels)

Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (a)	Total

Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138		4,138
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15		15
Improved Recovery		11	48	4		63		63
Estensions and Discoveries	4	20	34	4	144	206		206
Production	(30)	(94)	(104)	(74)	(75)	(377)		(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)		(37)
Reclassification 2004 joint ventures and affiliates		(26)	(9)		(1)	(36)	36
Reserves at December 31, 2004	225	967	1,047	450	1,283	3,972	36	4,008
Purchase of Minerals in Place	2		6		47	55		55
Revisions of Previous Estimates	33	36	(47)	27	(88)	(39)	(9)	(48)
Improved Recovery		43	29		15	87		87
Estensions and Discoveries		26	14	21	16	77		77
Production	(32)	(111)	(113)	(65)	(83)	(404)	(2)	(406)
Sales of Minerals in Place
Reserves at December 31, 2005	228	961	936	433	1,190	3,748	25	3,773
Revisions of Previous Estimates (b)	15	61	(85)	20	53	64	1	65
Improved Recovery		49	41		14	104	1	105
Estensions and Discoveries		30	11		62	103		103
Production	(28)	(119)	(117)	(65)	(61)	(390)	(3)	(393)
Sales of Minerals in Place (c)				(2)	(170)	(172)		(172)
Reserves at December 31, 2006	215	982	786	386	1,088	3,457	24	3,481

(million barrels)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total

Reserves at December 31, 2003	173	640	560	464	610	2,447		2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471		2,471
Reserves at December 31, 2005	149	697	568	353	564	2,331	19	2,350
Reserves at December 31, 2006	136	713	546	329	402	2,126	18	2,144

(a)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.
(b)	Includes the effect of Eni share redetermination in the Val d’Agri concession in Italy.
(c)	Includes 170 million barrels related to unilateral termination of OSA by PDVSA for Dación field.

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NATURAL GAS

(billion cubic feet)

Proved Natural Gas Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008		18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207		1,207
Improved Recovery			10			10		10
Estensions and Discoveries	29	420		38	222	709		709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)		(1,245)
Sales of Minerals in Place	(73)	(1)		(65)	(115)	(254)		(254)
Reclassification 2004 joint ventures and afffiliates		(21)	(2)		(134)	(157)	157
Reserves at December 31, 2004	3,818	6,432	1,727	2,051	4,250	18,278	157	18,435
Purchase of Minerals in Place	63		8		222	293		293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(368)	(242)	(47)	(289)
Improved Recovery		11				11		11
Estensions and Discoveries	1	37	309	50	56	453	(20)	433
Production	(365)	(357)	(70)	(219)	(281)	(1,292)		(1,292)
Sales of Minerals in Place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	3,879	17,501	90	17,591
Purchase of Minerals in Place				4		4		4
Revisions of Previous Estimates	36	154	31	53	230	504	(7)	497
Estensions and Discoveries	19	146	34	1	132	332		332
Production	(340)	(471)	(103)	(218)	(305)	(1,437)	(15)	(1,452)
Sales of Minerals in Place				(7)		(7)		(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	3,936	16,897	68	16,965

(billion cubic feet)

Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224		10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501		10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	2,622	11,159	70	11,229
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	2,616	10,949	48	10,997

(a)	Including approximately 747, 737, 760 and 754 billions of cubic feet of natural gas held in storage at December 31, 2003, 2004, 2005 and 2006 respectively.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

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STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2004, 2005 and 2006 include amounts that Eni’s Gas & Power segment and other gas companies correspond for storages services, required to support market demand flexibility needs.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

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Standardized measure of discounted future net cash flows by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (a)	Total

At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404		150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)		(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)		(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480		110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)		(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885		64,885
10 % discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)		(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258		37,258
At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680	1,055	230,735
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)	(226)	(36,500)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)	(89)	(15,412)
Future net inflow before income tax	28,658	52,110	33,754	23,429	40,132	178,083	740	178,823
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)	(187)	(81,199)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071	553	97,624
10 % discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)	(182)	(41,902)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	12,330	55,351	371	55,722
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	48,591	216,223	1,038	217,261
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(5,915)	(36,162)	(224)	(36,386)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(4,576	(21,828)	(79)	(21,907)
Future net inflow before income tax	30,670	49,291	24,042	16,130	38,100	158,233	735	158,968
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(11,473)	(71,992)	(227)	(72,219)
Future net cash flows	19,832	24,652	9,901	5,229	26,627	86,241	508	86,749
10 % discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(16,504)	(43,014)	(154)	(43,168)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	10,123	43,227	354	43,581

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Changes in standardized measure of discounted future net cash flows for the years 2004, 2005 and 2006.

(million euro)	2004	2005	2006

Beginning of year	31,264	37,258	55,722
Beginning of year 2004 joint venture and affiliates data		(357)	(371)
Beginning of year consolidated	31,264	36,901	55,351
Increase (Decrease):
- sales, net of production costs	(12,172)	(17,880)	(21,739)
- net changes in sales and transfer prices, net of production costs	13,031	33,372	4,097
- extensions, discoveries and improved recovery, net of future production and development costs	2,806	3,527	3,629
- abandonment costs	(3,437)	(3,654)	(6,964)
- future development costs	4,229	3,865	3,558
- revisions of quantity estimates	1,658	47	383
- accretion of discount	5,328	6,573	9,489
- net change in income taxes	(4,805)	(17,327)	3,060
- purchase of reserves in-place		977	10
- sale of reserves in-place	(727)		(1,252)
- changes in production rates (timing) and other	83	8,950	(6,395)
Net increase (decrease)	5,994	18,450	(12,124)
Standardized measure of discounted future net cash flows consolidated	37,258	55,351	43,227
Standardized measure of discounted future net cash flows joint ventures and affiliates (a)		371	354
Standardized measure of discounted future cash flows	37,258	55,722	43,581

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
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euro 4,005,358,876 fully paid
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Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it